


CONFORMED

UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

United Mexican States	0000101368
Exact name of registrant as specified in charter	Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2010)

Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on October 28, 2011.

United Mexican States

By: /S/ ALEJANDRO DÍAZ DE LEÓN CARRILLO
Name: Alejandro Díaz de León Carrillo
Title: Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

Of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2010

EXHIBIT INDEX

* Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2011

TEXTO VIGENTE
Nuevo Presupuesto publicado en el Diario Oficial de la Federación el 7 de diciembre de 2010

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

FELIPE DE JESÚS CALDERÓN HINOJOSA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2011

Artículo Único. Se expide el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2011.

TÍTULO PRIMERO
DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I
Disposiciones generales

Artículo 1. El ejercicio, el control y la evaluación del gasto público federal para el ejercicio fiscal de 2011, se realizarán conforme a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria y en las disposiciones que, en el marco de dicha Ley, estén establecidas en otros ordenamientos legales y en este Presupuesto de Egresos.

La interpretación del presente Presupuesto de Egresos, para efectos administrativos y exclusivamente en el ámbito de competencia del Ejecutivo Federal, corresponde a las Secretarías de Hacienda y Crédito Público y de la Función Pública, en el ámbito de sus atribuciones, conforme a las disposiciones y definiciones que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La información que, en términos del presente Decreto deba remitirse a la Cámara de Diputados, será enviada a la Mesa Directiva de la misma, quien turnará dicha información a las comisiones competentes, sin perjuicio de que pueda ser remitida directamente a las comisiones que expresamente se señalen en este Decreto.

En caso de que la fecha límite para presentar la información sea un día inhábil, la misma se recorrerá al día hábil siguiente.

La Secretaría de Hacienda y Crédito Público, en el ámbito de sus atribuciones, garantizará que toda la información presupuestaria sea comparable entre los diversos documentos presupuestarios: Proyecto de Presupuesto de Egresos de la Federación; Presupuesto de Egresos de la Federación; Informes Trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública, que incluirán el desglose de los proyectos de inversión previstos en este Decreto; Informes de Avance de Gestión Financiera; y Cuenta de la Hacienda Pública Federal. Asimismo, en congruencia con el artículo 4, fracción IV de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, todas las asignaciones presupuestarias presentadas en estos documentos también deberán ser públicas, en forma impresa y en formato electrónico de texto modificable de base de datos, al nivel de desagregación conforme a las disposiciones de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y demás disposiciones jurídicas vigentes.

La Secretaría de Hacienda y Crédito Público reportará en los Informes Trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública la evolución de las erogaciones correspondientes a los respectivos anexos relacionados con los programas presupuestarios para la igualdad entre mujeres y hombres; de ciencia, tecnología e innovación; especial concurrente para el desarrollo sustentable; erogaciones para el desarrollo integral de los jóvenes; recursos para la atención de grupos vulnerables, y erogaciones para el desarrollo integral de la población indígena.

CAPÍTULO II
De las erogaciones

Artículo 2. El gasto neto total previsto en el presente Presupuesto de Egresos, importa la cantidad de $3,438,895,500,000.00 y corresponde al total de los ingresos aprobados en la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011.

En términos del segundo párrafo del artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, para el presente ejercicio fiscal se prevé un déficit público presupuestario de $70,176,000,000.00. En su caso, el balance presupuestario podrá modificarse en lo conducente para cubrir las erogaciones de los proyectos de inversión previstos en este Presupuesto, siempre que ello sea necesario como consecuencia de la aplicación de las medidas a que se refiere el artículo 4, fracción II, de este Decreto.

Artículo 3. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto y Tomos del Presupuesto de Egresos y se observará lo siguiente:

I. Las erogaciones de los ramos autónomos, administrativos y generales, así como los capítulos específicos que incorporan los flujos de efectivo de las entidades, se distribuyen conforme a lo previsto en el Anexo 1 del presente Decreto y los Tomos II a VIII de este Presupuesto de Egresos. En el Tomo I se incluye la información establecida en el artículo 41, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Asimismo, el Anexo 1 incluye las erogaciones aprobadas al Instituto Nacional de Estadística y Geografía, el cual ejercerá su presupuesto de conformidad con lo establecido en el artículo 83 de la Ley del Sistema Nacional de Información Estadística y Geográfica y, conforme a lo dispuesto en dicho artículo, en la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

II. El capítulo específico que incorpora las erogaciones correspondientes a los gastos obligatorios, se incluye en el Anexo 2 de este Decreto;

III. El capítulo específico que incorpora los proyectos de inversión en infraestructura que cuentan con aprobación para realizar erogaciones plurianuales en términos del artículo 74, fracción IV, párrafo primero, de la Constitución Política de los Estados Unidos Mexicanos, se incluye en el Anexo 3 de este Decreto;



IV. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos plurianuales sujetos a la disponibilidad presupuestaria de los años subsecuentes, se incluye en el Anexo 4 de este Decreto;

V. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos derivados de proyectos de infraestructura productiva de largo plazo se incluye en el Anexo 5 de este Decreto y en el Tomo V del Presupuesto de Egresos;

VI. El capítulo específico que incorpora las previsiones salariales y económicas, se incluye en los Anexos 6 y 15 de este Decreto y en los Tomos III a VI del Presupuesto de Egresos.

Los montos y términos aprobados en este capítulo específico en dichos Anexos y Tomos del Presupuesto de Egresos, incluyendo las previsiones para contingencias y sus ampliaciones derivadas de adecuaciones presupuestarias y ahorros necesarios durante el ejercicio fiscal para cumplir, en su caso, con las disposiciones laborales aplicables, forman parte de la asignación global a que se refiere el artículo 33 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

VII. Los recursos para el desarrollo integral de los pueblos y comunidades indígenas se señalan en el Anexo 7 de este Decreto, en los términos del artículo 2, Apartado B, de la Constitución Política de los Estados Unidos Mexicanos y conforme al inciso j) de la fracción II, artículo 41 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, se presenta desglosado; por Ramo y Programa Presupuestario. La Secretaría de Hacienda y Crédito Público deberá entregar a las comisiones de Presupuesto y Cuenta Pública y de Asuntos Indígenas de la Cámara de Diputados, un reporte trimestral del avance en la ejecución de los programas contenidos en el anexo antes citado;

VIII. Los recursos que conforman el Programa Especial Concurrente para el Desarrollo Rural Sustentable se señalan en el Anexo 8 de este Decreto, conforme a lo previsto en los artículos 16 y 69 de la Ley de Desarrollo Rural Sustentable;

IX. El monto total de los recursos previstos para el programa en materia de ciencia y tecnología, conforme a lo previsto en el artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 9 de este Decreto;

X. Las erogaciones de aquellos programas que incorporan la perspectiva de género, se señalan en el Anexo 10 de este Decreto;

XI. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal; aquél correspondiente a la deuda de las entidades incluidas en el Anexo 1.D. de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero; así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuyen conforme a lo establecido en el Anexo 11 de este Decreto;

XII. Las erogaciones para el Ramo General 23 Provisiones Salariales y Económicas se distribuyen conforme a lo previsto en el Anexo 12 de este Decreto;

XIII. Las erogaciones para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos se distribuyen conforme a lo previsto en el Anexo 13 de este Decreto.

Las previsiones para servicios personales referidas en el párrafo anterior, que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el segundo párrafo de la fracción VI anterior y el artículo 22 de este Decreto y serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, sólo en el caso del Distrito Federal, se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

XIV. Las erogaciones para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios se distribuyen conforme a lo previsto en el Anexo 14 de este Decreto;

XV. Las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas para los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, y 33 Aportaciones Federales para Entidades Federativas y Municipios, se distribuyen conforme a lo establecido en el Anexo 15 de este Decreto;

XVI. Los límites de las remuneraciones de los servidores públicos de la Federación se señalan en el Anexo 16 de este Decreto y en el Tomo VIII de este Presupuesto;

XVII. Para los efectos de los artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 17 de este Decreto. Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado;

XVIII. Los programas sujetos a reglas de operación se señalan en el Anexo 18 de este Decreto;

XIX. El presupuesto del Programa de Desarrollo Humano Oportunidades se distribuye conforme a lo establecido en el Anexo 19 de este Decreto;

XX. El presupuesto consolidado de la Estrategia Nacional para la Transición Energética y el Aprovechamiento Sustentable de la Energía, a que se refiere el artículo 25 de la Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética, se señala en el Anexo 20 de este Decreto, y

XXI. Los principales programas previstos en este Presupuesto de Egresos se detallan en el Anexo 21 de este Decreto.

Artículo 4. El gasto programable previsto para el Ramo General 23 Provisiones Salariales y Económicas, se sujeta a las siguientes reglas:

I. Para el presente ejercicio fiscal no se incluyen recursos para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el artículo 74, fracción IV, párrafo cuarto, de la Constitución Política de los Estados Unidos Mexicanos;

II. Las dependencias y entidades podrán solicitar autorización a la Secretaría de Hacienda y Crédito Público para que, con cargo a los recursos del Ramo General 23 Provisiones Salariales y Económicas o al mecanismo presupuestario y de pago correspondiente, se apliquen medidas para cubrir una compensación económica a los servidores públicos que decidan concluir la prestación de sus servicios en la Administración Pública Federal, sin perjuicio de las prestaciones que les correspondan en materia de seguridad social; asimismo, para que se apliquen medidas para cubrir la indemnización que, en términos de la legislación aplicable, corresponda a los servidores públicos por la terminación de su relación laboral. Dichas medidas se sujetarán a las disposiciones específicas emitidas por la Secretaría de Hacienda y Crédito Público, las cuales regularán, entre otros aspectos, lo siguiente:



a) Tratándose de las medidas para cubrir una compensación económica a los servidores públicos que reúnan los requisitos establecidos en las disposiciones señaladas y que decidan concluir la prestación de sus servicios en la Administración Pública Federal:

i. Las plazas correspondientes a los servidores públicos que concluyan la prestación de sus servicios en la Administración Pública Federal se cancelarán en los términos de las disposiciones aplicables;

ii. En términos de la legislación en materia de seguridad social las medidas podrán contemplar que sean cubiertas, por cuenta del trabajador, las cuotas y aportaciones a la seguridad social, hasta por los periodos de cotización que establezcan las disposiciones a que se refiere el párrafo primero de esta fracción, a efecto de que los servidores públicos elegibles puedan obtener una pensión conforme a dicha legislación;

iii. Las dependencias, con cargo a las economías que se generen en sus respectivos presupuestos autorizados por la aplicación de las medidas, deberán restituir anualmente y a más tardar en el ejercicio fiscal 2013, en los plazos y condiciones que señalen las disposiciones aplicables, los recursos correspondientes a las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, descontará los recursos correspondientes de las ministraciones posteriores de la respectiva dependencia.

En los mismos términos, las entidades solicitarán a la Secretaría de Hacienda y Crédito Público las adecuaciones a sus respectivos presupuestos por el monto que hayan utilizado para cubrir las compensaciones a los servidores públicos a su cargo. En caso contrario, dicha Secretaría realizará las adecuaciones presupuestarias por los montos que correspondan;

iv. Los recursos restituidos serán destinados al mecanismo presupuestario y de pago establecido para cubrir las medidas a que se refiere este inciso;

v. Las modalidades del mecanismo y los tipos de personal que podrán acogerse a las medidas a que se refiere este inciso, a efecto de no afectar la prestación de servicios públicos, y

vi. El Ejecutivo Federal reportará en los Informes Trimestrales sobre el ejercicio de los recursos a que se refiere este inciso;

b) Podrán autorizarse medidas para cubrir indemnizaciones, como resultado de la terminación de la relación laboral en términos de la legislación de la materia, a los servidores públicos que corresponda, incluyendo los pagos que se originen como consecuencia de reestructuraciones a la Administración Pública Federal, la desincorporación de entidades o la eliminación de unidades administrativas de las dependencias y entidades, en los términos de las disposiciones a que se refiere el párrafo primero de la presente fracción.

Los Poderes Legislativo y Judicial, así como los entes autónomos, podrán aplicar las medidas a que se refiere esta fracción, previo convenio que celebren con la Secretaría de Hacienda y Crédito Público, siempre y cuando cancelen las plazas correspondientes y restituyan los recursos en los términos del inciso a), subinciso iii, de esta fracción.

Las economías que resulten se podrán destinar a sus programas prioritarios, siempre y cuando no impliquen la creación de plazas ni la contratación de personal eventual o de personas físicas por honorarios ni aumente el presupuesto regularizable de los subsecuentes ejercicios fiscales. Las medidas previstas en esta fracción podrán aplicarse, en los mismos términos, al personal federalizado de los sectores educación y de salud, previo convenio que celebre el Ejecutivo Federal, por conducto de las dependencias competentes, con las entidades federativas, previa autorización de la Secretaría de Hacienda y Crédito Público;

III. Los recursos para atender los gastos asociados a ingresos petroleros se aplicarán exclusivamente a los destinos y en los términos previstos en las disposiciones aplicables y en el presente Decreto, y

IV. Las asignaciones presupuestarias para atender gastos en materia de desastres naturales, el programa salarial, las provisiones económicas relativas a programas y acciones para el desarrollo regional y metropolitano y las demás asignaciones que integran el ramo a que se refiere este artículo, se deberán ministrar y ejercer conforme a las disposiciones aplicables y a lo dispuesto en este Decreto.

CAPÍTULO III
De las entidades de control directo

Artículo 5. Petróleos Mexicanos y sus organismos subsidiarios se sujetarán a las erogaciones y a las metas de balance primario y financiero aprobadas en este Presupuesto y, para su ejercicio, control y evaluación, así como para la elaboración del anteproyecto de presupuesto del próximo ejercicio fiscal, observarán lo dispuesto en la Ley de Petróleos Mexicanos y la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

A efecto de que Petróleos Mexicanos mantenga sus metas y pueda tomar medidas en caso de que durante el ejercicio se presente una disminución de los ingresos netos previstos en su presupuesto por condiciones de mercado, deberá apegarse a lo dispuesto en el artículo 21 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, para efectos de la evaluación del cumplimiento de estas metas de balance primario y financiero, no se considerará lo siguiente:

I. La cantidad que exceda del monto correspondiente a la importación de mercancía para reventa por $199,597,955,338.00, y

II. Los retrasos que en su caso se presenten durante el ejercicio fiscal en la cobranza por ventas de combustibles realizadas a la Comisión Federal de Electricidad.

En caso de que dichas condiciones sean ajenas a la operación de esta entidad, la Secretaría de Hacienda y Crédito Público determinará el mecanismo para evaluar las metas de balance primario y financiero.

Petróleos Mexicanos administrará el fondo para dar cumplimiento a las obligaciones laborales contractuales y las que deriven de las disposiciones jurídicas, con el objeto de que prevea recursos suficientes para cubrir pasivos contingentes asociados a las contrataciones.

La remuneración de los consejeros profesionales del Consejo de Administración de Petróleos Mexicanos, en términos de la Ley de Petróleos Mexicanos, será la comprendida en el Grupo Jerárquico J del Anexo 16.1 de este Decreto, de acuerdo con las disposiciones administrativas aplicables. En el caso de los consejeros profesionales de los organismos subsidiarios de Petróleos Mexicanos, su remuneración no podrá ser superior al Grupo Jerárquico K.

Los consejeros profesionales del Consejo de Administración de Petróleos Mexicanos no podrán recibir una remuneración superior al Grupo Jerárquico J, con independencia de que también se desempeñen como consejeros profesionales de los consejos de administración de los organismos subsidiarios de aquella entidad.

Tratándose de los consejeros profesionales de los consejos de administración de los organismos subsidiarios de Petróleos Mexicanos, que igualmente se desempeñen como consejeros profesionales en



otros organismos subsidiarios de aquella entidad, su remuneración conjunta no podrá ser superior al Grupo Jerárquico K.

La cifra que señala el Anexo 1.D. de este Decreto, la cual comprende las erogaciones de los organismos subsidiarios de Petróleos Mexicanos, no incluye operaciones realizadas entre ellos.

A efecto de dotar de mayor transparencia al gasto de inversión de Petróleos Mexicanos, la entidad deberá informar trimestralmente a la Cámara de Diputados, en forma impresa y en formato electrónico de texto modificable de base de datos, con el nivel de desagregación que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las disposiciones normativas vigentes, sobre el gasto de inversión ejercido, así como del avance de sus principales proyectos.

Petróleos Mexicanos y sus organismos subsidiarios deberán adoptar las medidas necesarias para que las transferencias y afectaciones de los bienes muebles e inmuebles que realicen entre sí, se lleven a cabo observando criterios de austeridad y racionalidad para generar ahorros y eficiencia en los procedimientos y actos que se requieran al efecto.

Artículo 6. Las entidades sujetas a control presupuestario directo deberán sujetarse a lo siguiente:

I. Los montos señalados en el Anexo 1.D. de este Decreto para la Comisión Federal de Electricidad incluyen previsiones para cubrir obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo a que se refiere el artículo 28 de este Decreto. También incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos correspondientes a los contratos de suministro de bienes o servicios a que se refiere el artículo 32, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Las previsiones de cargos fijos para cada uno de los proyectos se presentan en el Tomo V de este Presupuesto de Egresos;

II. La cantidad que en el Anexo 1.D. de este Decreto se destina para la Comisión Federal de Electricidad refleja el monto neto sin incluir erogación alguna por concepto de aprovechamientos, así como ninguna transferencia del Gobierno Federal para el otorgamiento de subsidios;

III. Dentro de los primeros dos meses del año, la entidad a que se refieren las fracciones anteriores, deberá informar a la Cámara de Diputados sobre los subsidios otorgados en el año 2010 a los consumidores, diferenciando cada una de las tarifas eléctricas;

IV. Los movimientos de servicios personales que realicen Petróleos Mexicanos y sus organismos subsidiarios y la Comisión Federal de Electricidad, estarán sujetos a que no se rebase el costo ni el número de plazas registradas ante la Secretaría de Hacienda y Crédito Público en el año 2010, y a contar con los recursos que financien plenamente en todo momento los impuestos, las aportaciones de seguridad social y demás pagos y prestaciones que por ley deban cubrirse. Los recursos para cubrir obligaciones inherentes a las contrataciones que tengan un impacto futuro en el gasto deberán constituirse en reservas que garanticen que dichas obligaciones estén en todo momento plenamente financiadas;

V. Petróleos Mexicanos y la Comisión Federal de Electricidad deberán realizar, de conformidad con las medidas de austeridad para el presente ejercicio fiscal, las acciones necesarias para reducir el pago de horas de trabajo extraordinarias y el pago de contrataciones eventuales o por conceptos similares, en un 10 por ciento respecto al gasto ejercido por dichos conceptos en 2010;

VI. Los titulares y los servidores públicos competentes realizarán las acciones que les correspondan para cumplir con las metas de balance de operación, primario y financiero, así como con los presupuestos autorizados y las metas físicas e indicadores aprobados a dichas entidades e incluirán sus avances en los Informes Trimestrales, y

VII. Las entidades informarán a las Secretarías de Hacienda y Crédito Público y de la Función Pública sobre el cumplimiento de los compromisos acordados en los convenios de desempeño vigentes. Asimismo, dicho informe se enviará a la Cámara de Diputados en forma impresa y en formato electrónico de texto modificable de base de datos, con el nivel de desagregación que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las disposiciones normativas vigentes, y a la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, para efecto de su seguimiento periódico, las cuales, en su caso, emitirán las recomendaciones conducentes para el mejor cumplimiento de los mismos.

Cuando a juicio de la dependencia coordinadora de sector, las entidades de control directo hayan incumplido alguno de los compromisos sustantivos asumidos en los convenios de desempeño respectivos, la Secretaría de Hacienda y Crédito Público, previa recomendación de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, podrá realizar adecuaciones al presupuesto de la respectiva entidad hasta por el monto del incumplimiento, en los términos de las disposiciones aplicables. La Secretaría de Hacienda y Crédito Público estará obligada a remitir trimestralmente la información correspondiente a la Cámara de Diputados, en forma impresa y en formato electrónico de texto modificable de base de datos, con el nivel de desagregación que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las disposiciones normativas vigentes.

Artículo 7. Conforme al artículo 272 de la Ley del Seguro Social, el gasto programable del Instituto Mexicano del Seguro Social será de $338,240,000,000.00. El Gobierno Federal aportará al Instituto la cantidad de $51,652,000,000.00 como aportaciones para los seguros; la cantidad de $112,086,000,000.00, para cubrir las pensiones en curso de pago derivadas del artículo Duodécimo Transitorio de la Ley del Seguro Social publicado en el Diario Oficial de la Federación el 21 de diciembre de 1995, así como la cantidad de $2,910,000,000.00, para atender lo dispuesto en los artículos 141, 172 y 172 A de dicha Ley.

Durante el ejercicio fiscal de 2011, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $4,925,246,328.00 a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual con sus trabajadores.

Para los efectos del artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto, las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes; asimismo, conforme al mismo artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

El uso de reservas de cualquier naturaleza y tipo deberá ser registrado invariablemente como gasto programable. Asimismo, las reservas del Seguro de Invalidez y Vida y de Riesgos de Trabajo, únicamente podrán destinarse para las prestaciones monetarias de esos seguros; y no para financiar gasto corriente del Instituto, salvo en los casos que así lo prevea la Ley del Seguro Social.

El titular y los servidores públicos competentes del Instituto Mexicano del Seguro Social serán responsables de que el ejercicio del gasto de dicho Instituto se sujete a los montos autorizados para cubrir su gasto programable y para las reservas y el fondo a que se refiere este artículo.

TÍTULO SEGUNDO
DEL FEDERALISMO

CAPÍTULO ÚNICO
De los recursos federales transferidos a las entidades federativas, a los municipios y a las demarcaciones territoriales del Distrito Federal

Artículo 8. El ejercicio de los recursos federales aprobados en este Presupuesto de Egresos para ser transferidos a las entidades federativas y, por conducto de éstas, a los municipios y a las demarcaciones territoriales del Distrito Federal, así como el de los recursos federales que se ejerzan de manera concurrente con recursos de dichos órdenes de gobierno, se sujetará a las disposiciones legales aplicables, al principio de anualidad y a lo siguiente:

I. El resultado de la distribución entre las entidades federativas de los recursos que integran los fondos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, se presenta en el Tomo IV de este Presupuesto de Egresos, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal, cuya distribución se realizará conforme a lo dispuesto en el artículo 44 de la Ley de Coordinación Fiscal;

II. Las ministraciones de recursos federales a que se refiere este artículo, se realizarán de conformidad con las disposiciones aplicables y los calendarios de gasto correspondientes.

Los recursos federales a que se refiere este artículo, distintos a los previstos en la Ley de Coordinación Fiscal, serán ministrados siempre y cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales del Distrito Federal, cumplan con lo previsto en las disposiciones aplicables.

En el caso de los programas que prevean la aportación de recursos por parte de las entidades federativas y, en su caso, municipios o demarcaciones territoriales del Distrito Federal, para ser ejercidos de manera concurrente con recursos federales, dichos órdenes de gobierno deberán realizar las aportaciones de recursos que le correspondan en las cuentas específicas correspondientes, en un plazo a más tardar de treinta y cinco días hábiles contados a partir de la recepción de los recursos federales.

En todo caso, la primera ministración de recursos federales que se convengan deberá realizarse a más tardar el 31 de marzo.

La aportación de recursos locales, por parte de las entidades federativas y, en su caso, municipios o demarcaciones territoriales del Distrito Federal, en casos debidamente justificados, podrán solicitar a la dependencia o entidad correspondiente una prórroga hasta por otros treinta y cinco días hábiles.

Las ministraciones de recursos federales, distintos a los previstos en la Ley de Coordinación Fiscal, podrán ser suspendidas cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales del Distrito Federal no aporten en el plazo previsto los recursos que les corresponden en las cuentas específicas;

III. A más tardar el último día hábil de marzo, en los términos de las disposiciones aplicables, se revisarán y, en su caso, actualizarán los indicadores para resultados de los fondos de aportaciones federales y de los demás recursos federales a que se refiere este artículo, con base en los cuales se



evaluarán los resultados que se obtengan con dichos recursos. Los indicadores actualizados deberán incluirse en los Informes Trimestrales en los términos del artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

IV. En términos de los artículos 79, 85, 107 y 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, y 48 y 49, fracción V, de la Ley de Coordinación Fiscal, las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal, informarán trimestralmente sobre el ejercicio, destino y los resultados obtenidos respecto de los recursos federales a que se refiere este artículo.

Dichos órdenes de gobierno informarán de forma pormenorizada sobre el avance físico de las obras y acciones respectivas y, en su caso, la diferencia entre el monto de los recursos transferidos y aquéllos erogados, así como los resultados de las evaluaciones que se hayan realizado.

Las dependencias y entidades informarán a la Cámara de Diputados, por conducto de la Comisión de Presupuesto y Cuenta Pública y a la Auditoría Superior de la Federación, cuando las entidades federativas, así como los municipios y demarcaciones territoriales del Distrito Federal, no envíen dicha información en los plazos establecidos en las disposiciones aplicables.

La Secretaría de Hacienda y Crédito Público dará acceso al sistema de información a que se refiere el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria a la Auditoría Superior de la Federación y a las instancias de fiscalización, de control y de evaluación de las entidades federativas que lo soliciten, con el propósito de que puedan verificar, dentro del marco de sus respectivas atribuciones y conforme a los procedimientos establecidos en las disposiciones legales, el cumplimiento en la entrega de la información, su calidad y congruencia con la aplicación y los resultados obtenidos con los recursos federales.

Los recursos que la Federación haya transferido a las entidades federativas, a los municipios y a las demarcaciones territoriales del Distrito Federal, deberán fiscalizarse por la Auditoría Superior de la Federación con el objeto de verificar que se hayan aplicado a los destinos para los cuales fueron otorgados. Asimismo, se deberá verificar que se hayan cumplido con los plazos y condiciones establecidos para la aplicación de los referidos recursos;

V. Los recursos públicos federales a que se refiere este artículo se sujetarán a evaluaciones del desempeño que establezcan las instancias técnicas de evaluación federales y locales a que se refiere el artículo 134 de la Constitución Política de los Estados Unidos Mexicanos.

Dichas evaluaciones se realizarán a través de la verificación del grado de cumplimiento de objetivos y metas, con base en indicadores estratégicos y de gestión que permitan conocer los resultados de la aplicación de los recursos públicos federales. Asimismo, las evaluaciones a que se refiere este párrafo se sujetarán a los criterios establecidos en el artículo 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los resultados de las evaluaciones a que se refiere el párrafo anterior serán publicados en las respectivas páginas de Internet de las instancias de evaluación de las entidades federativas. Asimismo, se publicarán en las páginas de Internet de los gobiernos de las entidades federativas y, cuando cuenten con ellas, de los municipios o demarcaciones territoriales del Distrito Federal.

La Secretaría de Hacienda y Crédito Público integrará los resultados de las evaluaciones a que se refiere el párrafo anterior, los publicará en su página de Internet y los integrará al Informe Trimestral, en los términos del artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.



Con base en el seguimiento de las metas de los indicadores y en los resultados de las evaluaciones realizadas, la Secretaría de Hacienda y Crédito Público y las dependencias coordinadoras de dichos fondos y de los recursos federales transferidos, acordarán con las entidades federativas y, por conducto de éstas, con los municipios y las demarcaciones territoriales del Distrito Federal, en su caso, medidas de mejora continua para el cumplimiento de los objetivos para los que se destinan los recursos. Dichas medidas serán reportadas en los términos del artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

VI. Las dependencias y entidades sólo podrán transferir recursos federales a las entidades federativas, a los municipios y a las demarcaciones territoriales del Distrito Federal, a través de las tesorerías de las entidades federativas, salvo en el caso de ministraciones relacionadas con obligaciones de las entidades federativas o municipios que estén garantizadas con la afectación de sus participaciones o aportaciones federales, en términos de lo dispuesto en los artículos 9, 50 y 51 de la Ley de Coordinación Fiscal y los casos previstos en las disposiciones legales aplicables;

VII. En caso de que, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, deban realizarse ajustes o adecuaciones al Presupuesto de Egresos durante el ejercicio fiscal, una vez que se realicen las compensaciones previstas en la misma y, en su caso, una vez utilizados los recursos de las reservas que correspondan en términos de dicha ley, los ajustes que fueran necesarios realizar a los recursos federales distintos a los contenidos en la Ley de Coordinación Fiscal destinados a las entidades federativas, deberán efectuarse de manera proporcional a los demás ajustes al Presupuesto de Egresos, informando de tales ajustes o adecuaciones a la Cámara de Diputados;

VIII. Los recursos federales vinculados con ingresos excedentes que, en los términos de las disposiciones aplicables, tengan como destino la realización de programas y proyectos de inversión en infraestructura y equipamiento de las entidades federativas, se sujetarán a las disposiciones aplicables del Fideicomiso para la Infraestructura en los Estados, FIES. En el caso de los subsidios que tengan el mismo destino, la Secretaría de Hacienda y Crédito Público podrá emitir las disposiciones correspondientes en términos de los artículos 34 y 79 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

IX. La Auditoría Superior de la Federación, dentro del Programa para la Fiscalización del Gasto Federalizado a que se refiere el artículo 38 de la Ley de Fiscalización y Rendición de Cuentas de la Federación, verificará el cumplimiento de lo dispuesto en el artículo 9 del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2010 y que la información reportada corresponda con el ejercicio de los recursos entregados y con lo presentado en la Cuenta Pública. Asimismo, procederá en los términos de las disposiciones aplicables para imponer o promover las sanciones que correspondan cuando las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal, en su caso, no hayan entregado la información en los términos de la referida disposición, y

X. Las entidades federativas remitirán a la Secretaría de Hacienda y Crédito Público, a través del sistema que esta dependencia ponga a su disposición, la información sobre el ejercicio y destino de los recursos federales, distintos a las participaciones, que reciban dichas entidades federativas y, por conducto de éstas, los municipios y las demarcaciones territoriales del Distrito Federal, los organismos descentralizados estatales, universidades públicas, asociaciones civiles y otros terceros beneficiarios.

Dicha información deberá contener como mínimo los siguientes rubros:

a) Grado de avance en el ejercicio de las transferencias federales ministradas;

b) Recursos aplicados conforme a reglas de operación, y

c) Proyectos y metas de los recursos aplicados.

Artículo 9. Las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal, en el ejercicio de los recursos que les sean transferidos a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, se sujetarán a las disposiciones en materia de información, rendición de cuentas, transparencia y evaluación establecidas en los artículos 134 de la Constitución Política de los Estados Unidos Mexicanos, 48 y 49, fracción V, de la Ley de Coordinación Fiscal, 85 y 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, y para ello deberán:

I. Publicar en el medio oficial de difusión de la entidad federativa correspondiente y en medios asequibles a la población, a más tardar el 31 de enero, la distribución por municipio o, en su caso, por demarcación territorial del Distrito Federal, de las aportaciones federales que en términos de la Ley de Coordinación Fiscal les correspondan, así como el calendario para la ministración mensual de dichos recursos federales por municipio o demarcación.

Las entidades federativas y, en su caso, los municipios o demarcaciones territoriales del Distrito Federal, instrumentarán las medidas necesarias para agilizar la entrega de los recursos a las instancias ejecutoras en sus respectivas administraciones públicas, conforme a su propia legislación y las disposiciones aplicables;

II. Informar sobre el ejercicio, destino y resultados obtenidos con las aportaciones federales, conforme a lo señalado en el artículo 8, fracciones IV, V y X de este Decreto;

III. Informar, conforme a las disposiciones aplicables, a los órganos de control y fiscalización locales y federales, sobre la cuenta bancaria específica en la que recibirán y administrarán los recursos del respectivo fondo de aportaciones federales; en todo caso, contarán únicamente con una cuenta por cada fondo.

Será en una cuenta específica en la que se manejen exclusivamente los recursos del fondo correspondiente y sus rendimientos financieros.

La cuenta específica relativa a los recursos del fondo correspondiente y sus rendimientos financieros, no podrá incorporar remanentes de otros ejercicios ni las aportaciones que realicen, en su caso, los beneficiarios de las obras y acciones. Asimismo, las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal deberán observar lo siguiente:

a) Mantener registros específicos de cada fondo, debidamente actualizados, identificados y controlados, así como la documentación original que justifique y compruebe el gasto incurrido. Dicha documentación se presentará a los órganos competentes de control y fiscalización que la soliciten;

b) Abstenerse de transferir recursos entre los fondos y hacia cuentas en las que se disponga de otro tipo de recursos por las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal;

c) Cancelar la documentación comprobatoria del gasto, con la leyenda "Operado", o como se establezca en las disposiciones locales, identificándose con el nombre del fondo o programa respectivo;

d) El registro contable, presupuestario y patrimonial de las operaciones realizadas con los recursos de los fondos de aportaciones del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios se deberá realizar conforme a la normativa aplicable;

e) Iniciar los programas tendientes para que las tesorerías locales realicen los pagos relacionados con recursos federales directamente en forma electrónica, mediante abono en las cuentas bancarias de los beneficiarios a más tardar el 31 de diciembre de 2012, y

f) Coadyuvar con la fiscalización de las cuentas públicas, conforme a lo establecido en el artículo 49, fracciones III y IV, de la Ley de Coordinación Fiscal y demás disposiciones aplicables. Para ello, las instancias fiscalizadoras competentes verificarán que los recursos que reciban las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal, por concepto de aportaciones federales, se ejerzan conforme a los calendarios previstos y de acuerdo con las disposiciones aplicables del ámbito federal y local;

IV. Transparentar los pagos que se realicen en materia de servicios personales en aquellos fondos que tienen ese destino, conforme a la Ley de Coordinación Fiscal.

A. El Fondo de Aportaciones para la Educación Básica y Normal y el Fondo de Aportaciones para la Educación Tecnológica y de Adultos se sujetarán a lo siguiente:

a) Las entidades federativas deberán entregar a la Secretaría de Educación Pública de manera trimestral, a más tardar dentro de los veinte días naturales siguientes a la terminación del trimestre correspondiente, así como publicar en su respectiva página de Internet la siguiente información:

i. El número total del personal comisionado y con licencia, con nombres, tipo de plaza, número de horas, funciones específicas, claves de pago, fecha de inicio y conclusión de la comisión o licencia, así como el centro de trabajo de origen y destino;

ii. Los pagos realizados durante el periodo correspondiente por concepto de pagos retroactivos, debiendo precisar el tipo de plaza y el periodo que comprende.

Los pagos retroactivos, con excepción de los correspondientes a los incrementos salariales, únicamente procederán hasta por 45 días naturales, siempre y cuando se acredite la asistencia del personal beneficiario durante dicho periodo en la plaza respectiva, y

iii. La información señalada en el inciso b) siguiente de esta fracción;

b) La Secretaría de Educación Pública deberá:

i. Conciliar las cifras de matrícula escolar, correspondiente al inicio del ciclo escolar 2010-2011, con las entidades federativas y enviar un reporte definitivo a la Comisión de Educación Pública y Servicios Educativos de la Cámara de Diputados durante el primer semestre del año;

ii. Conciliar el número, tipo de plazas docentes, administrativas y directivas, y número de horas, de nivel básico, normal, de educación tecnológica y de adultos, por escuela, con las entidades federativas, determinando aquéllas que cuentan con registro en dicha Secretaría y las que sólo lo tienen en las entidades federativas y, en su caso aquéllas que lo tienen en ambas;

iii. Contar, a más tardar el último día hábil de julio de 2011, con un registro actualizado de la totalidad del personal federalizado, sin importar su situación de ocupación o vacancia, por centro de trabajo, con el nombre de cada trabajador y su respectiva Clave Única de Registro de Población y Registro Federal de Contribuyentes con Homoclave, así como la función que desempeña.

Para tal efecto, la Secretaría de Educación Pública establecerá y administrará un sistema electrónico, al cual dará acceso a las entidades federativas para la integración, validación y seguimiento de la información reportada sobre plazas y erogaciones. Asimismo, esta dependencia dará acceso al sistema,



para efectos de consulta a las instancias locales y federales de control, evaluación y fiscalización que así lo soliciten;

iv. Incluir en su página de Internet la información que sea remitida por las entidades federativas en términos del artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, particularmente respecto a:

1. Número y tipo de las plazas docentes, administrativas y directivas existentes, el nombre y la Clave Única de Registro de Población y el Registro Federal de Contribuyentes con Homoclave de quienes las ocupan, así como número de horas de nivel básico, normal, de educación tecnológica y de adultos, por centros de trabajo, y el pago que reciben por concepto de servicios personales;

2. Movimientos que se realicen a dichas plazas, tales como altas, bajas y cambios en su situación;

3. Relación de trabajadores comisionados por centro de trabajo, identificando sus claves de pago, el centro de trabajo de origen y destino, así como el inicio y la conclusión de la comisión, el pago que en su caso reciben por concepto de servicios personales, y el objeto de la comisión otorgada al trabajador para desempeñar temporalmente funciones distintas para las que fue contratado originalmente sin afectar por ello sus derechos laborales;

4. Relación de trabajadores con licencia por centro de trabajo, identificando sus claves de pago, tipo de licencia, el centro de trabajo y fechas de inicio y conclusión de la licencia otorgada por la autoridad para que el trabajador se ausente legalmente de sus labores por un tiempo determinado otorgándose a solicitud del mismo o por dictamen médico del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado o de la institución de seguridad social respectiva;

5. Relación de trabajadores jubilados y con licencia prejubilatoria tramitadas en el periodo, especificando cuáles han sido las últimas dos plazas que ocuparon previas a la jubilación, sus claves de pago, el último centro de trabajo al que estuvieron adscritos, así como las fechas de inicio y fin de cada una de las plazas que ocuparon;

6. Relación de trabajadores contratados por honorarios, por centro de trabajo, identificando sus claves de pago, así como el inicio y conclusión de su contrato, el pago que reciben por concepto de servicios personales y la función para la que fueron contratados, y

7. Analítico de plazas, tabuladores y catálogos de conceptos de percepciones y deducciones por cada entidad federativa;

v. Coordinarse con las entidades federativas para que los pagos de nómina se realicen solamente a personal que cuente con Registro Federal de Contribuyentes con Homoclave, de acuerdo a las disposiciones aplicables.

A solicitud del interesado, siempre que entregue copia del alta en el Registro Federal de Contribuyentes y la Clave Única de Registro de Población, los pagos no realizados por causa no imputable al personal, deberán serle cubiertos en un plazo no mayor a treinta días naturales.

La Secretaría de Educación Pública analizará la información proporcionada por las entidades federativas y les comunicará los casos en los que encuentre irregularidades, a efecto de corregir las mismas, a más tardar dentro de los treinta días naturales siguientes al término del trimestre respectivo;

vi. Enviar a la Cámara de Diputados y a las Secretarías de Hacienda y Crédito Público y de la Función Pública durante el primer semestre del año, el listado de nombres, plazas y de entidades federativas en las que identifique doble asignación salarial que no sea compatible geográficamente, cuando la



ocupación sea igual o superior a dos plazas en municipios no colindantes, o temporalmente, cuando el trabajador ocupe una cantidad de plazas que superen el número de horas hábiles en un plantel; y reportar sobre la corrección de las irregularidades detectadas durante el tercer trimestre del año, y

vii. Vigilar el monto de las remuneraciones con cargo al fondo respectivo, informando a la Cámara de Diputados los casos en que superen los ingresos promedio de un docente en la categoría más alta del tabulador salarial correspondiente a cada entidad;

c) La Secretaría de Educación Pública y las entidades federativas, en el ejercicio de los recursos públicos federales, se sujetarán al Acuerdo número 482 por el que se establecen las disposiciones para evitar el mal uso, el desvío, o la incorrecta aplicación de los recursos del Fondo de Aportaciones para la Educación Básica y Normal, FAEB, por el que se establecen las disposiciones de la materia, publicado el 26 de febrero de 2009, en el Diario Oficial de la Federación, o a cualquier otro instrumento normativo que lo sustituya, y

d) La Auditoría Superior de la Federación, dentro del marco de sus atribuciones, realizará una auditoría sobre el cumplimiento de las obligaciones del año 2010, establecidas en el artículo 9, fracción IV, incisos a), b) y d), del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2010; así como al Fondo de Aportaciones Múltiples, FAM, y el Fondo de Aportaciones para la Educación Tecnológica y de Adultos, FAETA, durante dicho ejercicio.

La Auditoría Superior de la Federación tomará en consideración los resultados de las auditorías realizadas en los años 2007 a 2010.

La Secretaría de la Función Pública brindará el apoyo que requiera la Auditoría Superior de la Federación. Asimismo, la Secretaría de Educación Pública y las entidades federativas proporcionarán la información y documentación necesarias para la realización de la auditoría, de acuerdo con su ámbito de competencia.

Los resultados de las auditorías se enviarán a la Cámara de Diputados a más tardar en el mes de agosto.

B. El Fondo de Aportaciones para los Servicios de Salud, se sujetará a lo siguiente:

a) Las entidades federativas deberán entregar a la Secretaría de Salud, de manera trimestral la siguiente información:

i. El número total, nombres, códigos de plaza y funciones específicas del personal comisionado, centro de trabajo de la comisión, así como el periodo de duración de la comisión;

ii. Los pagos realizados durante el periodo correspondiente por concepto de pagos retroactivos, los cuales no podrán ser superiores a 45 días naturales, y

iii. Los pagos realizados, diferentes al costo asociado a la plaza, incluyendo nombres, códigos, unidad o centro de trabajo del personal al que se le cubren las remuneraciones con cargo a este fondo.

La información a que se refiere esta fracción deberá reportarse a la Cámara de Diputados en los Informes Trimestrales.

La Secretaría de Salud analizará la información proporcionada por las entidades federativas y les comunicarán sobre los casos en los que se encuentren diferencias, de tal manera que dichos órdenes de gobierno subsanen las mismas antes de terminar el primer mes del trimestre consecutivo al reportado, y

b) La Secretaría de Salud deberá:

i. Conciliar con las entidades federativas el número y tipo de plazas de las ramas médica, paramédica y afín por centro de trabajo, identificando cuáles son de origen federal y cuáles de origen estatal;

ii. Coordinarse con las entidades federativas para que los pagos de nómina se realicen solamente a personal que cuente con Registro Federal de Contribuyentes con Homoclave y Clave Única de Registro de Población, de acuerdo a las disposiciones aplicables.

En los casos que por causa no imputable al personal no se realice el pago respectivo, a solicitud del interesado, y entregando el alta ante el Registro Federal de Contribuyentes y la Clave Única de Registro de Población, los pagos no cubiertos deberán ser reintegrados en un plazo no mayor a treinta días naturales;

iii. Enviar a la Cámara de Diputados durante el primer semestre del año el listado de nombres, plazas y de entidades federativas en las que identifique que la asignación salarial no sea compatible geográficamente o temporalmente y reportar en el tercer trimestre del año, sobre la corrección de las irregularidades detectadas, y

iv. Examinar el monto de las remuneraciones cubiertas con cargo al fondo, con base en la información que brinden los gobiernos locales, a efecto de comunicar a la Cámara de Diputados los casos en que superen los ingresos promedio de cada una de las categorías, conforme al tabulador salarial autorizado;

V. Informar a las instancias de evaluación y fiscalización de los ámbitos federal y local, en los términos de sus respectivas competencias, sobre la aplicación de los recursos del Fondo de Aportaciones para la Infraestructura Social Municipal, en las obras y acciones establecidas en la Ley de Coordinación Fiscal que beneficien directamente a la población en rezago social y pobreza extrema. Dichas instancias evaluarán el avance alcanzado en los aspectos en los que se destinen los recursos, en relación con los elementos o variables que se utilizan en la fórmula para la distribución de los recursos de este fondo en los términos de la Ley de Coordinación Fiscal.

La Secretaría de Desarrollo Social remitirá trimestralmente, a la Comisión de Desarrollo Social de la Cámara de Diputados, la información que reciba correspondiente al Fondo de Aportaciones para la Infraestructura Social Municipal, misma que estará disponible en su página de Internet, actualizándola con la misma periodicidad;

VI. Reportar en los Informes Trimestrales el destino de los recursos del Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, especificando cada una de las obligaciones financieras solventadas, los pagos de derechos y aprovechamientos por concepto de agua y de las acciones realizadas para atender las necesidades vinculadas con la seguridad pública de sus habitantes, y

VII. El Consejo Nacional de Seguridad Pública aprobará a más tardar el mes de enero, los criterios de distribución de los recursos de los fondos de ayuda federal para la seguridad pública a que se refiere el artículo 21 de la Constitución Política de los Estados Unidos Mexicanos, en términos de lo establecido en el artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública.

Para efectos del párrafo anterior, se promoverá que por lo menos el 20 por ciento de los recursos previstos en el Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, se destinen a la atención de necesidades directamente vinculadas con la seguridad pública.

En términos de lo dispuesto por el tercer párrafo del artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública, los recursos federales que se otorguen a través de los fondos de ayuda federal para la seguridad pública, una vez ministrados por la Secretaría de Hacienda y Crédito Público, serán depositados en una cuenta bancaria específica para su aplicación de manera directa a su destino final, al igual que el resto de los fondos de aportaciones federales. Lo anterior, con el propósito de dotar de mayor eficiencia en el flujo y aplicación de los recursos y evitar el establecimiento de mecanismos que tengan por objeto impedir la concentración de los recursos transferidos en la respectiva tesorería al final del presente ejercicio fiscal.

El Consejo Nacional de Seguridad Pública, al aprobar los criterios para la distribución de los recursos de los fondos de ayuda federal para la seguridad pública, promoverá y vigilará que su erogación y aplicación se realice dentro del presente ejercicio fiscal y se alcancen los objetivos para los que están destinados. Para tales efectos, los convenios relativos a estos fondos establecerán mecanismos que contribuyan a agilizar la recepción y el ejercicio de los recursos que reciban las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal.

Dicho Consejo promoverá que, por lo menos, el 20 por ciento de los recursos del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal se distribuya entre los municipios conforme a criterios que integren el número de habitantes y el avance en la aplicación del Programa Estatal de Seguridad Pública en materia de profesionalización, equipamiento, modernización tecnológica e infraestructura.

Las entidades federativas reportarán en los Informes Trimestrales, el ejercicio de los recursos de los fondos de ayuda federal para la seguridad pública, incluyendo lo siguiente:

a) La información sobre el ejercicio, destino y resultados obtenidos con los recursos de los fondos;

b) Las disponibilidades financieras con que cuenten de los recursos de los fondos, correspondientes a otros ejercicios fiscales, y

c) El presupuesto comprometido, devengado y pagado correspondiente al presente ejercicio fiscal.

La información sobre el destino de los recursos deberá estar claramente asociada con los objetivos de las estrategias definidas previamente por el Consejo Nacional de Seguridad Pública.

La Auditoría Superior de la Federación, dentro del marco de sus atribuciones, fiscalizará las erogaciones de los fondos de ayuda federal realizadas durante el ejercicio fiscal 2010, para lo cual el Sistema Nacional de Seguridad Pública, a través de su Secretario Ejecutivo, coadyuvará con dicha Auditoría en cumplimiento a lo previsto en el artículo 18, fracción XIX, de la Ley General del Sistema Nacional de Seguridad Pública.

Lo anterior, sin perjuicio de que, en términos de las disposiciones del Título Décimo de la Ley General del Sistema Nacional de Seguridad Pública, deberán aplicarse los mecanismos de control, vigilancia, transparencia y supervisión del manejo de los recursos de los fondos citados en esta fracción.

Las entidades federativas y los municipios, en el ejercicio de los recursos que les sean transferidos a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios deberán alinear, en su caso, la aplicación de los recursos para implementar y operar el modelo policial previsto en la ley de la materia, conforme a los acuerdos que apruebe el Consejo Nacional de Seguridad Pública.

Artículo 10. El presente Presupuesto incluye la cantidad de $4,303,300,000.00, para el otorgamiento de subsidios a los municipios, y en su caso a los estados cuando tengan a su cargo la función o la ejerzan coordinadamente con los municipios, así como al Gobierno del Distrito Federal para la seguridad



pública en sus demarcaciones territoriales, con objeto de fortalecer el desempeño de sus funciones en materia de seguridad pública, salvaguardar los derechos e integridad de sus habitantes y preservar las libertades, el orden y la paz públicos.

Los subsidios a que se refiere este artículo serán destinados para los conceptos y conforme a las reglas que establezca el Ejecutivo Federal, con el propósito de profesionalizar y equipar a los cuerpos de seguridad pública en los municipios y demarcaciones territoriales del Distrito Federal, mejorar la infraestructura de las corporaciones, en el marco de las disposiciones legales aplicables, así como para el desarrollo y aplicación de políticas públicas para la prevención social del delito.

Para el desarrollo y aplicación de políticas públicas en materia de prevención social del delito con participación ciudadana se destinará cuando menos el 10% de los recursos a que se refiere el presente artículo.

El Ejecutivo Federal dará a conocer a más tardar el 15 de enero, a través del Diario Oficial de la Federación, la lista de los municipios y demarcaciones territoriales del Distrito Federal elegibles para el otorgamiento del subsidio a que se refiere este artículo, así como la fórmula utilizada para su selección, misma que deberá considerar, entre otros criterios, el número de habitantes y la incidencia delictiva; asimismo, se dará cobertura a municipios con destinos turísticos, zonas fronterizas, municipios conurbados, así como a grupos de municipios que por su proximidad geográfica se vean afectados por la alta incidencia delictiva. En dicha publicación se establecerá igualmente el porcentaje de participación que representarán las aportaciones de recursos que realicen al fondo los municipios y el Distrito Federal. Con el propósito de cumplir los principios de equidad, proporcionalidad y racionalidad en el combate del fenómeno delictivo, entre los municipios elegibles deberán considerarse, al menos, tres de cada entidad federativa. En la publicación mencionada, se establecerá igualmente el porcentaje de participación que representarán las aportaciones de recursos que realicen al fondo los municipios y el Distrito Federal.

El Ejecutivo Federal, a más tardar el último día hábil de febrero, deberá suscribir convenios específicos con las respectivas entidades federativas y sus municipios así como con el Gobierno del Distrito Federal para sus demarcaciones territoriales elegibles, que deseen adherirse a este programa, con base en lo dispuesto en el último párrafo del artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública, en los cuales deberá preverse lo siguiente:

I. Las acciones programáticas a las que se destinará el subsidio en el marco de las políticas generales acordadas en el seno del Consejo Nacional de Seguridad Pública;

II. Los mecanismos a través de los cuales podrá realizarse la adquisición de equipamiento, así como las condiciones y procedimientos a los que deberá sujetarse la profesionalización;

III. El compromiso de las entidades federativas de hacer entrega a los municipios del monto total de los subsidios del programa, incluyendo sus rendimientos financieros, a más tardar dentro de los 5 días hábiles posteriores a que éstas reciban los recursos de la Federación;

IV. El establecimiento por parte de las entidades federativas y los municipios de cuentas bancarias específicas para la administración de los recursos federales que les sean transferidos, para efectos de su fiscalización;

V. La obligación de las entidades federativas y los municipios de registrar los recursos que por este programa reciban en sus respectivos presupuestos e informar para efectos de la cuenta pública local y demás informes previstos en la legislación local;

VI. La obligación de los municipios, a través del estado respectivo, y del Gobierno del Distrito Federal de informar al Consejo Nacional de Seguridad Pública, a través del Secretariado Ejecutivo del Sistema



Nacional de Seguridad Pública, y al Consejo Estatal, sobre las acciones realizadas con base en los convenios específicos a que se refiere este artículo, y

VII. La obligación de las entidades federativas y los municipios de reportar en los Informes Trimestrales, lo siguiente:

a) La información sobre el ejercicio, destino y resultados obtenidos con los recursos del fondo;

b) Las disponibilidades financieras del fondo con las que, en su caso, cuenten, y

c) El presupuesto comprometido, devengado y pagado correspondiente.

Para acceder a los recursos, los municipios y el Gobierno del Distrito Federal deberán comprometerse, a través de los convenios suscritos con el Ejecutivo Federal, al cumplimiento de las políticas, lineamientos y acciones contenidos en los mismos.

El Ejecutivo Federal operará el sistema de información en el cual, con desglose mensual, se publicarán las fechas en que transfirió los recursos a que se refiere este artículo a las entidades federativas para su entrega a los municipios. Los municipios, a su vez, incorporarán al sistema la fecha en que recibieron los recursos, la fecha en la que éstos fueron finalmente ejercidos, así como los destinos y conceptos específicos en los cuales fueron aplicados los recursos.

Los recursos a que se refiere este artículo se sujetarán a las disposiciones aplicables a los subsidios federales, incluyendo aquéllas establecidas en el artículo 8 de este Decreto.

Artículo 11. En el presente Presupuesto se incluye la cantidad de $2,400,000,000.00 para el otorgamiento de subsidios a las entidades federativas que cuenten con programas en materia de equipamiento y reorganización de estructuras de mando policial, para el fortalecimiento de sus instituciones de seguridad pública en materia de mando policial, los cuales se otorgarán a aquéllas que cumplan los lineamientos que para tal efecto emita el Ejecutivo Federal, por conducto de la Secretaría de Gobernación.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, a más tardar el 31 de marzo de 2011, deberá suscribir convenios específicos con las entidades federativas que deseen adherirse a este subsidio, en los cuales deberá preverse lo siguiente:

I. El establecimiento por parte de las entidades federativas de cuentas bancarias específicas para la administración de los recursos federales que les sean transferidos, para efectos de su fiscalización;

II. La obligación de las entidades federativas de registrar los recursos que por este subsidio reciban en sus respectivos presupuestos e informar para efectos de la cuenta pública local y demás informes previstos en la legislación local y federal, y

III. La obligación de las entidades federativas de reportar a la Secretaría de Gobernación en los Informes Trimestrales, lo siguiente:

a) La información sobre el ejercicio, destino y resultados obtenidos con los recursos del fondo;

b) Las disponibilidades financieras del fondo con las que, en su caso, cuenten, y

c) El presupuesto comprometido, devengado y pagado correspondiente.

Para acceder a los recursos, las entidades federativas deberán cumplir los lineamientos, políticas y acciones contenidos en los convenios a que se refiere este artículo.

Los recursos a que se refiere este artículo se sujetarán a las disposiciones aplicables a los subsidios federales, incluyendo aquéllas establecidas en el artículo 8 de este Decreto.

TÍTULO TERCERO
DE LOS LINEAMIENTOS GENERALES PARA EL EJERCICIO FISCAL

CAPÍTULO I
Disposiciones generales

Artículo 12. Las dependencias y entidades, conforme al sistema de compensación de créditos y adeudos a que se refiere el artículo 73 de la Ley del Servicio de Tesorería de la Federación y sin exceder sus presupuestos autorizados, responderán de las cargas financieras que se causen por no cubrir oportunamente los adeudos no fiscales contraídos entre sí, las cuales se calcularán a la tasa anual que resulte de sumar 5 puntos porcentuales al promedio de las tasas anuales de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, emitidos durante el mes inmediato anterior a la fecha del ciclo compensatorio.

La Secretaría de Hacienda y Crédito Público, analizando los objetivos macroeconómicos y la situación de las finanzas públicas, podrá autorizar compensaciones presupuestarias entre dependencias y entidades, y entre estas últimas, correspondientes a sus ingresos y egresos, cuando las mismas cubran obligaciones entre sí derivadas de variaciones respecto de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011 y este Presupuesto de Egresos en los precios y volúmenes de los bienes y servicios adquiridos por las mismas, siempre y cuando el importe del pago con cargo al presupuesto del deudor sea igual al ingreso que se registre en las distintas fracciones del artículo 1 de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011 o, en su caso, que dicho importe no pueda cubrirse con ingresos adicionales de la entidad a consecuencia del otorgamiento de subsidios en los precios de los bienes o servicios por parte de la entidad deudora.

La Secretaría de Hacienda y Crédito Público podrá autorizar compensaciones para el pago de obligaciones fiscales de ejercicios anteriores y sus accesorios, siempre que las mismas se realicen durante el presente ejercicio fiscal.

Los ingresos que se perciban por las operaciones a que se refiere este artículo no se considerarán para efectos del cálculo de los ingresos en los términos del artículo 14 de este Decreto.

Artículo 13. Los ingresos que resulten del Derecho para la Fiscalización Petrolera, a que se refiere el artículo 254 Ter de la Ley Federal de Derechos, se destinarán, sin requerir autorización de la Secretaría de Hacienda y Crédito Público, a la Auditoría Superior de la Federación, a través del ramo correspondiente, y se aplicarán para fiscalizar el ejercicio de los recursos a que se refiere el artículo 19, fracciones IV, inciso d) y V, inciso b), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como el ejercicio de sus programas prioritarios. La Auditoría informará sobre el resultado de la fiscalización a las comisiones de Vigilancia de la Auditoría Superior de la Federación y de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como difundirá la información correspondiente a través de su página de Internet para su conocimiento público.

La Secretaría de Hacienda y Crédito Público hará entrega de anticipos a cargo de este derecho, dentro de los diez días hábiles posteriores al entero que realice Petróleos Mexicanos y sus organismos subsidiarios, en los términos del artículo 254 Ter de la Ley Federal de Derechos. La Auditoría Superior de la Federación informará a la Secretaría de Hacienda y Crédito Público sobre su ejercicio.

Artículo 14. Los ingresos que, en su caso, se obtengan en exceso a los previstos para el presente ejercicio fiscal en la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011 y los excedentes de ingresos propios de las entidades, deberán destinarse conforme a lo establecido en el artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011.

Los ingresos excedentes a que se refiere el artículo 19, fracción V, inciso a), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria deberán destinarse a los programas y proyectos registrados en la cartera de inversión a que se refiere el artículo 34, fracción III, de dicha ley.

Las operaciones compensadas a que se refiere el artículo 12 de este Decreto no se sujetarán a lo previsto en el presente artículo.

El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, enviará trimestralmente, en forma impresa y en formato electrónico de texto modificable de base de datos, con el nivel de desagregación que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las disposiciones normativas vigentes, a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, un informe sobre las ampliaciones presupuestarias líquidas con destino específico en el que se detalle el origen de los recursos que dieron lugar a la ampliación, así como el destino del gasto y los objetivos y metas que se plantean alcanzar.

Artículo 15. Los recursos correspondientes a los subejercicios que no sean subsanados en el plazo que establece el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, serán reasignados a los programas sociales y de inversión en infraestructura previstos en este Decreto. Al efecto, la Secretaría de Hacienda y Crédito Público informará trimestralmente a la Cámara de Diputados, a partir del 1 de abril de 2011, sobre dichos subejercicios.

CAPÍTULO II
De las disposiciones de austeridad, ajuste del gasto corriente, mejora y modernización de la gestión pública

Artículo 16. El Ejecutivo Federal reportará, en los Informes Trimestrales y en la página electrónica de la Secretaría de Hacienda y Crédito Público, los ahorros que se generen como resultado de la aplicación de las medidas de racionalización del gasto previstas en el Programa de Mediano Plazo, PMP, para cada una de ellas, conforme a lo dispuesto en los artículos 45 y 61 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y en el artículo Segundo del Decreto por el que se reforman, adicionan y derogan diversas disposiciones de las Leyes Federal de Presupuesto y Responsabilidad Hacendaria; Orgánica de la Administración Pública Federal; de Coordinación Fiscal; de Adquisiciones, Arrendamientos y Servicios del Sector Público, y de Obras Públicas y Servicios Relacionados con las Mismas, publicado en el Diario Oficial de la Federación el 1 de octubre de 2007.

En adición a lo previsto en el párrafo anterior, el Ejecutivo Federal por conducto de la Secretaría de Hacienda y Crédito Público reportará en los Informes Trimestrales el avance y resultados de las medidas de austeridad y ahorro, ajuste del gasto corriente, mejora y modernización de la gestión pública del Programa Nacional de Reducción del Gasto Público.

Adicionalmente, deberá reflejar los resultados de las medidas adoptadas en los rubros de servicios personales, gasto administrativo y de operación.

Artículo 17. Las dependencias y entidades adoptarán en el año 2011 las siguientes medidas de ahorro, austeridad y eficiencia:

I. Con el fin de incrementar la productividad de la Administración Pública Federal y en apego a las medidas de ahorro y austeridad, en las dependencias y entidades no se crearán plazas en nivel alguno, con excepción de educación, por lo que se refiere al personal docente correspondiente a educación especial, preescolar, secundaria, media superior y superior; de salud; de defensa nacional; de marina; de la procuraduría general de la república; personal especializado en materia de comunicaciones y transportes y de seguridad pública; así como aquéllas que sean resultado de reformas legales, sujeto a la previsión presupuestaria establecida en este Presupuesto de Egresos;

II. No se autorizará incremento salarial en términos reales para mandos medios y superiores ni para personal de enlace.

Los incrementos que, en su caso, se otorguen al personal operativo, de base y de confianza, y categorías, se sujetarán a los recursos aprobados específicamente para tales efectos en los Anexos 6 y 15 de este Decreto y tendrán exclusivamente como objetivo mantener el poder adquisitivo de dichos trabajadores respecto del año 2010;

III. Las plazas que se liberen como resultado de la aplicación de las medidas previstas en el artículo 4, fracción II, inciso a) de este Decreto, se cancelarán;

IV. En el caso de emergencias epidemiológicas, las Secretarías de Hacienda y Crédito Público y de la Función Pública autorizarán la contratación del personal que sea necesario para la atención a la población durante el periodo de la emergencia;

V. No procederá la adquisición de inmuebles, ni nuevos arrendamientos para oficinas públicas. Los arrendamientos financieros procederán cuando permitan obtener un ahorro en el mediano plazo con la opción de compra y se promueva la eficiencia y eficacia de la gestión pública, así como la productividad en el desempeño de las funciones de las dependencias y entidades;

VI. No procederá la adquisición de mobiliario para oficinas;

VII. No procederán erogaciones para remodelación de oficinas públicas, salvo aquéllas que sean estructurales y no puedan postergarse o las que impliquen una ocupación más eficiente de los espacios en los inmuebles y generen ahorros en el mediano plazo;

VIII. No procederá la adquisición de vehículos, salvo aquéllos que resulten indispensables para prestar directamente servicios públicos a la población, así como tratándose de los ramos de defensa nacional, marina y seguridad pública;

IX. Realizarán la contratación consolidada o al amparo de los contratos marco vigentes de materiales y suministros; servicios, incluyendo telefonía, mantenimiento de bienes muebles e inmuebles, fotocopiado, vigilancia, boletos de avión, vales de despensa, medicamentos, entre otros, siempre y cuando se asegure la obtención de ahorros y de las mejores condiciones para el Estado en cuanto a calidad, precio y oportunidad disponibles, y se observen los principios de eficiencia, eficacia, economía, transparencia, imparcialidad y honradez previstos en el artículo 134 de la Constitución.

Adicionalmente, utilizarán la modalidad de ofertas subsecuentes de descuentos en las licitaciones públicas que realicen cuando los bienes a adquirir o servicios por contratar satisfagan los requisitos y condiciones que establece la normatividad en la materia y se asegure con ello la obtención de las mejores condiciones para el Estado;

X. La reducción en el gasto administrativo y de operación, señalado en el Programa Nacional de Reducción de Gasto Público, de los siguientes conceptos, entre otros:



a) Contrataciones por honorarios y eventuales;

b) Viáticos, pasajes y gastos de representación;

c) Asesorías, consultorías y capacitación;

d) Erogaciones relacionadas al pago de horas extras, y

e) Costos de operación incluyendo servicios, materiales y suministros.

Las dependencias y entidades deberán reportar los ahorros obtenidos por estos conceptos en los Informes Trimestrales;

XI. Las dependencias y entidades deberán reportar trimestralmente los ahorros obtenidos en gasto administrativo y de operación como resultado de la aplicación del Programa Nacional de Reducción de Gasto Público a que se refiere el artículo anterior;

XII. Las dependencias y entidades deberán coordinarse con la Secretaría de Hacienda y Crédito Público para actualizar los programas de trabajo en los que se definan estrategias y metas concretas para avanzar en la implementación del pago de forma electrónica, mediante abono que realice la Tesorería de la Federación, a las cuentas bancarias de:

a) Los beneficiarios de los programas de subsidios;

b) Los servidores públicos, por concepto de pago de nómina;

c) Los proveedores de bienes y servicios, y

d) Las personas contratadas por honorarios, incluyendo a aquéllas que faciliten la entrega de apoyos en especie a los beneficiarios de los programas de subsidios. La información relativa a estas contrataciones deberá publicarse en los términos previstos en el artículo 26 de este Decreto.

Lo anterior, salvo aquellos casos en que la Secretaría de Hacienda y Crédito Público determine la imposibilidad física, geográfica u operativa para tal efecto, o bien que este medio de pago no sea eficiente por su costo.

Los programas de trabajo deberán establecer, como fecha límite para implementar los pagos de forma electrónica, el mes de diciembre de 2012.

Para efectos del inciso a) anterior, los ejecutores de los programas de subsidios elaborarán un informe, de conformidad con los lineamientos específicos que emita la Secretaría de Hacienda y Crédito Público, en el que se precisen entre otros, los costos en que incurren actualmente para la entrega de recursos a los beneficiarios y prestadores de servicios, a efecto de remitirlo a la Secretaría de Hacienda y Crédito Público, a más tardar el 1 de febrero.

Las dependencias y entidades informarán a la Tesorería de la Federación, a más tardar el 15 de febrero, sobre las erogaciones que realizarán en moneda extranjera, de conformidad con los calendarios de presupuesto aprobados;

XIII. En el caso del gasto federalizado, las entidades federativas procurarán realizar el pago electrónico de nómina cuando en su lugar de trabajo cuenten con los medios que lo permitan, e



informarán a la Secretaría de Hacienda y Crédito Público sobre los avances en esta materia para efectos de consolidar dicha estrategia;

XIV. En materia de seguros sobre personas y bienes, las dependencias y entidades que tengan contratadas pólizas de seguros deberán llevar a cabo las acciones necesarias para incorporarse a las pólizas institucionales coordinadas por la Secretaría de Hacienda y Crédito Público, siempre y cuando dicha incorporación represente una reducción en el gasto que tenga que realizar por concepto de pago de primas.

Asimismo, las dependencias y entidades serán responsables del aseguramiento de la infraestructura a su cargo, para lo cual la contratación de los servicios correspondientes se realizará en forma consolidada, siempre y cuando se generen ahorros con dicha modalidad de contratación, y

XV. Las dependencias y entidades deberán remitir a la Secretaría de Hacienda y Crédito Público la información relativa a los sistemas de pensiones y servicios de salud que tengan a su cargo o administración; o, en su caso, comunicar que no se encuentran en ese supuesto. La Secretaría señalada dará a conocer a las dependencias y entidades la documentación e información que se requiere y, en su caso, los formatos para su presentación, así como los medios y fechas en las que tendrán que cumplir con la obligación señalada. Una vez recibida la información deberá ser publicada por la Secretaría de Hacienda y Crédito Público en su página de internet.

Las entidades de control directo, deberán remitir a la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, por conducto de la Secretaría de Hacienda y Crédito Público, dentro de los 25 días naturales siguientes a la terminación de cada trimestre, un informe sobre las medidas de ahorro, austeridad y eficiencia en el ejercicio presupuestario, a efecto de que dicha Comisión emita las recomendaciones correspondientes.

Los Poderes Legislativo y Judicial, así como los entes autónomos, deberán implantar medidas equivalentes a las aplicables en las dependencias y entidades, respecto a la reducción del gasto destinado a las actividades administrativas y de apoyo y del presupuesto regularizable de servicios personales, para lo cual publicarán en el Diario Oficial de la Federación, a más tardar el último día hábil de febrero, sus respectivos lineamientos y el monto correspondiente a la meta de ahorro. Asimismo, reportarán en los Informes Trimestrales las medidas que hayan adoptado y los montos de ahorros obtenidos. Dichos reportes serán considerados por la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados en el proceso de análisis y aprobación de las erogaciones correspondientes al Presupuesto de Egresos para el siguiente ejercicio fiscal.

Artículo 18. Las dependencias y entidades, como resultado de la aplicación de las disposiciones de austeridad y disciplina del gasto de la Administración Pública Federal, deberán destinar recursos de sus respectivos presupuestos para dar cumplimiento a las acciones previstas en los programas de eficiencia energética que permitan optimizar el uso de energía en sus inmuebles, flotas vehiculares e instalaciones.

Para tal efecto, la Comisión Nacional para el Uso Eficiente de la Energía publicará en el Diario Oficial de la Federación, a más tardar el 15 de enero, el protocolo de actividades que deberán observar las dependencias y entidades para la elaboración de sus programas anuales de eficiencia energética.

Las dependencias y entidades deberán enviar a dicha Comisión, a más tardar el último día hábil de febrero, sus programas con la respectiva meta de ahorro para su revisión y, en su caso, aprobación, con el objeto de cumplir con la fracción II del artículo 7 de la Ley para el Aprovechamiento Sustentable de la Energía.

Las dependencias y entidades deberán reportar trimestralmente a las Secretarías de Hacienda y Crédito Público y de la Función Pública, así como a la Comisión Nacional para el Uso Eficiente de la



Energía, los ahorros generados como resultado de la implementación de los programas a los que se refiere este artículo.

La Secretaría de Energía, por conducto de la Comisión Nacional para el Uso Eficiente de la Energía, informará a la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación sobre el cumplimiento de los programas de eficiencia energética de las dependencias y entidades y su impacto en sus respectivos presupuestos, dentro de los veinte días naturales siguientes a la terminación de cada trimestre, a efecto de que esta última Comisión emita, en su caso, las recomendaciones que estime pertinentes con relación a los ahorros generados y, en general, sobre la implementación de los programas a que se refiere este artículo, en materia de su competencia.

Artículo 19. El Ejecutivo Federal entregará a más tardar el 15 de marzo de 2011 a la Cámara de Diputados, por conducto de la Comisión de Presupuesto y Cuenta Pública, un reporte de la aplicación del Programa Nacional de Reducción de Gasto Público durante el ejercicio de 2010, el cual deberá contener los resultados específicos obtenidos en materia de:

I. Racionalización del gasto de operación;

II. Compactación de las estructuras administrativas de las dependencias y entidades a cargo del Ejecutivo Federal, así como de las entidades sujetas a control presupuestario directo;

III. Los resultados obtenidos por la revisión de la duplicidad de funciones, la reducción de niveles salariales equivalentes en subsecretarías, jefaturas de unidad y direcciones generales que no tengan dichos cargos; la reducción de direcciones generales adjuntas;

IV. Un comparativo de las plazas existentes al cierre de los ejercicios de 2009 y 2010 de cada una las dependencias y entidades a cargo del Ejecutivo Federal, así como de las entidades sujetas a control presupuestario directo, y

V. La cuantificación de los ahorros obtenidos como producto de la aplicación del programa señalado.

Adicionalmente, el Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, reportará trimestralmente a la Cámara de Diputados, el avance en el cumplimiento sobre los compromisos y metas de ahorro de las dependencias y entidades, en el marco del Programa Nacional de Reducción de Gasto Público.

El reporte trimestral deberá incluir el grado de avance en el cumplimiento de las metas del Programa, así como de los ahorros obtenidos como consecuencia de las medidas implementadas en el trimestre respectivo. Adicionalmente, deberá reflejar los resultados de las medidas adoptadas en los rubros de servicios personales, gasto administrativo y de operación en las dependencias y entidades, en términos de lo establecido en el Programa Nacional de Reducción de Gasto Público.

Artículo 20. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades podrán destinar recursos presupuestarios para actividades de comunicación social a través de la radio y la televisión, siempre y cuando hayan solicitado en primera instancia los tiempos que por ley otorgan al Estado las empresas de comunicación que operan al amparo de concesiones federales para el uso, aprovechamiento o explotación de bienes del dominio directo de la Nación y dichos tiempos no estuvieran disponibles en los espacios específicos y en la vigencia solicitada.

No podrán realizarse erogaciones en comunicación social en las entidades federativas en donde se lleven a cabo elecciones, durante el tiempo que comprendan las campañas electorales y hasta la conclusión de la jornada comicial. Se exceptúan de lo anterior las erogaciones en materia de campañas de información de las autoridades electorales, servicios educativos y de salud, o las necesarias para la protección civil en caso de emergencia, las cuales se sujetarán a los mecanismos de supervisión de la Secretaría de Gobernación.

Asimismo, deberán observar lo dispuesto en los artículos 41, fracción III, Apartado C, segundo párrafo y 134, octavo párrafo, de la Constitución Política de los Estados Unidos Mexicanos y 2, numeral 2, del Código Federal de Instituciones y Procedimientos Electorales, en cuanto a la limitación para difundir en los medios de comunicación social toda propaganda gubernamental durante el tiempo que comprendan las campañas electorales y hasta la conclusión de la respectiva jornada comicial.

El Ejecutivo Federal, a través de la Secretaría de Gobernación, observando lo dispuesto en el párrafo segundo de este artículo, supervisará la administración y distribución de los tiempos fiscales cubiertos por las empresas de comunicación que operan mediante concesión federal. Dicha distribución se realizará en la proporción siguiente: 40 por ciento al Poder Ejecutivo Federal; 30 por ciento al Poder Legislativo, tiempos que se distribuirán en partes iguales a la Cámara de Diputados y a la Cámara de Senadores; 10 por ciento al Poder Judicial, y 20 por ciento a los entes autónomos.

La Secretaría de Gobernación conforme a lo previsto en el párrafo segundo de este artículo dará seguimiento a la utilización de los tiempos fiscales. Asimismo, estará facultada para reasignar estos tiempos cuando no hubieren sido utilizados con oportunidad o se encuentren subutilizados, de conformidad con las disposiciones generales que al efecto emita. Las reasignaciones se ajustarán a la proporción prevista en este artículo.

Con base en lo anterior, la Secretaría de Gobernación informará bimestralmente a la Cámara de Diputados sobre la utilización de los tiempos fiscales, así como sobre las reasignaciones que, en su caso, realice.

Los programas de comunicación social y las erogaciones que con base en estos programas realicen las dependencias y entidades deberán ser autorizados por la Secretaría de Gobernación en el ámbito de su competencia, de conformidad con las disposiciones generales que para tal efecto publique en el Diario Oficial de la Federación.

Todas las erogaciones que conforme a este artículo realicen las entidades deberán ser autorizadas de manera previa por el órgano de gobierno respectivo o su equivalente.

Durante el ejercicio fiscal no podrán realizarse ampliaciones, traspasos de recursos de otros capítulos o conceptos de gasto al concepto de gasto correspondiente a servicios de comunicación social y publicidad de los respectivos presupuestos ni podrán incrementarse dichos conceptos de gasto, salvo cuando se trate de mensajes para atender situaciones de carácter contingente, se requiera para promoción comercial de las entidades para que generen mayores ingresos y los que deriven de los ingresos excedentes que obtenga el Instituto Nacional de Migración para mejorar los servicios migratorios. En dichos supuestos se requerirá, de manera previa, que las modificaciones correspondientes sean autorizadas por la Secretaría de Gobernación para ser incluidas en los programas de comunicación social y la autorización presupuestaria de la Secretaría de Hacienda y Crédito Público. La Secretaría de Gobernación informará a la Comisión de Radio, Televisión y Cinematografía de la Cámara de Diputados y a la Secretaría de la Función Pública, dentro de los 10 días naturales siguientes a la fecha en la que las dependencias y entidades cuenten con los recursos autorizados, sobre las razones que justifican la ampliación, traspaso o incremento de recursos, así como sobre su cuantía y modalidades de ejercicio.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, remitirá a la Cámara de Diputados un informe que contenga la relación de todos los programas y campañas de comunicación social, desglosadas por dependencias y entidades, así como la programación de las erogaciones destinadas a sufragarlos. Asimismo, deberá contener la descripción de las fórmulas, modalidades y reglas para la asignación de tiempos oficiales. Dicho informe deberá presentarse una vez autorizados los programas de comunicación correspondientes.

Los programas y campañas de comunicación social se ejecutarán con arreglo a las siguientes bases:

I. Los tiempos oficiales sólo podrán destinarse a actividades de difusión, información o promoción de los programas y acciones de las dependencias o entidades, así como a las actividades análogas que prevean las disposiciones aplicables;

II. Las dependencias y entidades no podrán convenir el pago de créditos fiscales, ni de cualquier otra obligación de pago a favor de la dependencia o entidad, a través de la prestación de servicios de publicidad, impresiones, inserciones y demás actividades en materia de comunicación social. Los medios de difusión del sector público podrán convenir con los del sector privado la prestación recíproca de servicios de publicidad;

III. Las erogaciones realizadas en materia de comunicación social se acreditarán con órdenes de transmisión, en las que se especifique la tarifa convenida, concepto, descripción del mensaje, destinatarios, cobertura y las pautas de difusión en medios electrónicos.

Para medios impresos se acreditará con órdenes de inserción, en las cuales se deberá especificar la tarifa convenida, concepto, descripción del mensaje, destinatarios, la cobertura y circulación certificada del medio en cuestión;

IV. Las dependencias y entidades, previo a la contratación de servicios de producción, espacios en radio y televisión comerciales, deberán atender la información de los medios sobre cobertura geográfica, audiencias, programación y métodos para medición de audiencias, así como su capacidad técnica para la producción, postproducción y copiado. La Secretaría de Gobernación dará seguimiento a la inclusión de los medios públicos en los programas y campañas de comunicación social y publicidad de las dependencias y entidades;

V. La publicidad que adquieran las dependencias y entidades para la difusión de sus programas deberá incluir, claramente visible y audible, la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa". En los casos de los programas de desarrollo social únicamente deberá incluirse la leyenda establecida en el artículo 28 de la Ley General de Desarrollo Social. Para lo anterior, deberán considerarse las características de cada medio. En ningún caso los partidos políticos podrán emplear o referir estos programas en su propaganda.

La Secretaría de Gobernación informará bimestralmente a la Comisión de Radio, Televisión y Cinematografía de la Cámara de Diputados y a la Secretaría de la Función Pública sobre la ejecución de los programas y campañas de comunicación social, así como sobre el ejercicio de las erogaciones a las que se refiere el presente artículo. Dichos informes deberán contener, al menos, lo siguiente: monto total erogado por dependencia y entidad, empresas prestadoras de los servicios y tiempos contratados, fiscales y de estado utilizados por cada dependencia y entidad.

El gasto en comunicación social aprobado en este Presupuesto deberá destinarse, al menos, en un 5 por ciento a la contratación en medios impresos, conforme a las disposiciones aplicables.

En el Informe de Avance de Gestión Financiera a que se refiere la Ley de Fiscalización y Rendición de Cuentas de la Federación se deberá dar cuenta del ejercicio de estos recursos, y

VI. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades harán uso de la Lengua de Señas Mexicanas por medio de un intérprete, o en su caso tecnologías que permitan el acceso a los contenidos a las personas con discapacidad auditiva cuando se trate de campañas en televisión.

Artículo 21. Las dependencias y entidades deberán sujetarse al Programa de Cadenas Productivas de Nacional Financiera, S.N.C., y dar de alta en el mismo la totalidad de las cuentas por pagar a sus proveedores o contratistas, apegándose a las disposiciones generales aplicables al Programa. El registro de las cuentas por pagar deberá realizarse de acuerdo con los plazos definidos en dichas disposiciones, con el propósito de dar mayor certidumbre, transparencia y eficiencia en los pagos.

Nacional Financiera, S.N.C., en coordinación con el Banco Nacional de Obras y Servicios Públicos, S.N.C., empleará los mecanismos para que los financiamientos que se concreten a través de este Programa, vinculados con la realización de obras de infraestructura y servicios públicos relacionados, se efectúen con recursos de esta última institución.

Las dependencias y entidades requerirán a los proveedores y contratistas su afiliación al Programa de Cadenas Productivas y deberán tomar en cuenta mecanismos que promuevan la realización de los pagos correspondientes a través de dicho Programa.

Nacional Financiera, S.N.C., con el apoyo de las dependencias y entidades, promoverá la utilización del Programa de Cadenas Productivas con los proveedores y contratistas del sector público y reportará en los Informes Trimestrales los avances que se presenten.

CAPÍTULO III
De los servicios personales

Artículo 22. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los ramos generales incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas y se sujetarán a lo siguiente:

I. Los incrementos a las percepciones se determinarán, conforme a:

a) La estructura ocupacional autorizada;

b) El Registro Común de Plantillas de Personal, en el caso del Fondo de Aportaciones para la Educación Básica y Normal, y del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

c) La plantilla de personal, tratándose del Fondo de Aportaciones para los Servicios de Salud, y

d) Las plantillas de personal, tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos; adicionalmente, en el caso de los servicios de educación para adultos, a las fórmulas que al efecto se determinen en los términos de la Ley de Coordinación Fiscal.

Las previsiones para el incremento a las percepciones, a que se refieren los Anexos 6 y 15 de este Decreto, incluyen la totalidad de los recursos para categorías y personal de confianza y sindicalizado, por lo que no deberá utilizarse la asignación prevista a un grupo para favorecer a otro;

II. En el presente ejercicio fiscal en las dependencias y entidades no se crearán plazas en nivel alguno con excepción de los casos previstos en el artículo 17, fracción I, de este Decreto;

III. Las previsiones a que se refiere el Anexo 15 de este Decreto incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios establecidos en el artículo 42 de la Ley de Coordinación Fiscal;

IV. Los recursos del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones para cubrir:

a) Las medidas salariales y económicas correspondientes a los fondos de aportaciones para la Educación Básica y Normal, y para la Educación Tecnológica y de Adultos, que serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, y

b) Las medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a la Carrera Magisterial.

Las plazas que sean creadas con cargo a los recursos establecidos en el rubro de previsiones salariales y económicas del Ramo 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para su aplicación a través del Ramo 33 Aportaciones Federales para Entidades Federativas y Municipios, sólo podrán ser creadas con base en las disposiciones establecidas al respecto en la Alianza para la Calidad de la Educación, y

V. Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las dependencias y entidades reportarán en los Informes Trimestrales el impacto de los incrementos salariales en el presupuesto regularizable y, cuando se trate de las entidades, adicionalmente, el impacto en el déficit actuarial de pensiones.

Artículo 23. Las remuneraciones autorizadas a los servidores públicos de la Federación se detallan en el Anexo 16 de este Decreto y en el Tomo VIII de este Presupuesto, conforme a lo dispuesto en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos:

I. Las remuneraciones se integran, conforme a lo dispuesto en la referida disposición constitucional y en el artículo 2, fracciones XXXIII, XXXIV y XLVI, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, con la suma de la totalidad de percepciones ordinarias y extraordinarias que perciben los servidores públicos de la Federación.

Las percepciones ordinarias incluyen la totalidad de los elementos fijos de la remuneración. Las percepciones extraordinarias consideran los elementos variables de dicha remuneración, la cual sólo podrá cubrirse conforme a los requisitos y la periodicidad establecidos en las disposiciones aplicables.

Las contribuciones a cargo de los servidores públicos que se causen por las percepciones señaladas en el párrafo anterior, forman parte de su remuneración;

II. La remuneración total anual autorizada al Presidente de la República y los tabuladores de remuneraciones para la Administración Pública Federal se presenta en el Anexo 16.1. de este Decreto, conforme a lo siguiente:

a) Los límites mínimos y máximos de percepciones ordinarias netas mensuales para los servidores públicos de la Administración Pública Federal, las cuales incluyen la suma de la totalidad de pagos fijos, en efectivo y en especie, se presentan en el Anexo 16.1.1. y comprenden los conceptos que a continuación se señalan con sus respectivos montos, una vez realizada la retención de impuestos correspondiente:

i. Los montos correspondientes a sueldos y salarios, y

ii. Los montos correspondientes a las prestaciones.

Los montos presentados en dicho Anexo no consideran los incrementos salariales que, en su caso, se autoricen para el presente ejercicio fiscal ni las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal;

b) Los montos máximos de percepciones extraordinarias que perciban los servidores públicos de la Administración Pública Federal que, conforme a las disposiciones aplicables, tengan derecho a percibirlas, se detallan en el Anexo 16.1.2. de este Decreto.

En aquellos puestos de personal civil y militar de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del servidor público de mando, podrá otorgarse la potenciación del seguro de vida institucional, y un pago extraordinario por riesgo hasta por el 30 por ciento sobre la percepción ordinaria mensual, por concepto de sueldos y salarios. Lo anterior, conforme a los límites establecidos en el Anexo 16.1.2. de este Decreto y a las disposiciones que para tal efecto emita la Secretaría de la Función Pública, la cual evaluará la gravedad del riesgo y determinará el porcentaje del pago extraordinario en función del riesgo y, en su caso, autorizará el pago, previo dictamen favorable de la Secretaría de Hacienda y Crédito Público en el ámbito presupuestario, y

c) La remuneración total anual autorizada al Presidente de la República para el ejercicio fiscal de 2011 se incluye en el Anexo 16.1.3. de este Decreto, en cumplimiento a lo dispuesto en la Base II del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

III. La remuneración total anual autorizada a la máxima representación de los ejecutores de gasto que a continuación se indican y los tabuladores correspondientes a las percepciones ordinarias y extraordinarias de los servidores públicos de dichos ejecutores de gasto, conforme a lo dispuesto en la fracción I de este artículo, se presentan en los siguientes Anexos de este Decreto:

a) Anexo 16.2. Ramo 01: Cámara de Senadores;

b) Anexo 16.3. Ramo 01: Cámara de Diputados;

c) Anexo 16.4. Ramo 01: Auditoría Superior de la Federación;

d) Anexo 16.5. Ramo 03: Suprema Corte de Justicia de la Nación;

e) Anexo 16.6. Ramo 03: Consejo de la Judicatura Federal;

f) Anexo 16.7. Ramo 03: Tribunal Electoral del Poder Judicial de la Federación;

g) Anexo 16.8. Ramo 22: Instituto Federal Electoral;

h) Anexo 16.9. Ramo 35: Comisión Nacional de los Derechos Humanos, e

i) Anexo 16.10. Ramo 40: Instituto Nacional de Estadística y Geografía, y

IV. El desglose de las percepciones por ejecutor de gasto, se presenta en el Tomo VIII de este Presupuesto.

Las dependencias y entidades podrán modificar las percepciones ordinarias de los puestos conforme a las disposiciones aplicables, sujetándose a los límites máximos establecidos en el Anexo 16.1. del presente Decreto, previa autorización y registro presupuestario en los términos de las disposiciones aplicables. Asimismo, podrán efectuarse ajustes en la composición de las percepciones ordinarias por concepto de sueldos y salarios, siempre y cuando no se incremente el monto mensual previsto en dicho Anexo para el puesto correspondiente.

Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría de Hacienda y Crédito Público en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y por lo que se refiere a la Secretaría de la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

Ningún servidor público podrá recibir emolumentos extraordinarios, sueldos, compensaciones o gratificaciones por participar en consejos, órganos de gobierno o equivalentes en las dependencias y entidades o comités técnicos de fideicomisos públicos o análogos a éstos.

El Ramo Administrativo 02 Presidencia de la República, a que se refiere el Anexo 1.B. de este Decreto, incluye los recursos para cubrir las compensaciones de quienes han desempeñado el cargo de Titular del Ejecutivo Federal o, a falta de éste, a quien en términos de las disposiciones aplicables sea su beneficiario, las que no podrán exceder el monto que se cubre al primer nivel salarial del puesto de Secretario de Estado, así como aquéllas correspondientes al personal de apoyo que tengan asignado, de conformidad con las disposiciones aplicables y con sujeción a los términos de este artículo. Asimismo, incluye los recursos que se asignan a la compensación que se otorga al personal militar del Estado Mayor Presidencial. Las remuneraciones del personal civil de apoyo deberán reportarse en los Informes Trimestrales y serán públicas en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Los ejecutores de gasto público federal publicarán en sus respectivas páginas de Internet, de manera permanente, y reportarán en la Cuenta Pública, los tabuladores y las remuneraciones que se cubren a los servidores públicos a su cargo y, en los casos correspondientes, al personal militar; personal de enlace; así como personal operativo de base y confianza, y categorías, especificando los elementos fijos y variables, tanto en efectivo como en especie.

Artículo 24. Los servidores públicos de mando y personal de enlace de las dependencias y entidades no podrán percibir prestaciones, de cualquier índole, distintas a las establecidas en el manual a que se refiere el artículo 66 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, las dependencias y entidades no podrán destinar recursos para cubrir prestaciones en adición a aquéllos previstos en el gasto de servicios personales aprobado en este Presupuesto de Egresos.

Los titulares de las entidades informarán a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como a las Secretarías de Hacienda y Crédito Público y de la Función Pública, sobre los resultados obtenidos en los procesos de revisión de las condiciones generales de trabajo, de los contratos colectivos de trabajo y de las revisiones de salario que, en su caso, realicen en el presente ejercicio fiscal. Dichos informes, incluyendo el reporte sobre el cumplimiento de lo dispuesto en el artículo 65, fracción XII, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, serán presentados, a más tardar a los 10 días hábiles posteriores a la conclusión de dichas negociaciones y publicados en el reporte del Programa de Mediano Plazo, PMP, a que se refiere el artículo 16, párrafo primero, de este Decreto.

Las dependencias y entidades deberán incluir en los Informes Trimestrales el detalle de todas las prestaciones que perciben los servidores públicos a su cargo, así como el gasto total destinado al pago de las mismas en el periodo correspondiente.

Artículo 25. Las dependencias y entidades observarán las siguientes disposiciones en materia de servicios personales:

I. Realizarán las gestiones necesarias ante las Secretarías de Hacienda y Crédito Público y de la Función Pública para la aprobación, registro y, en su caso, adecuaciones que aseguren la transparencia de sus estructuras ocupacionales y orgánicas, en los términos del artículo 67 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

II. Solicitarán autorización presupuestaria de la Secretaría de Hacienda y Crédito Público, respecto a sus tabuladores, para dar cumplimiento a lo dispuesto en la Base V del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, y

III. Los pagos retroactivos por ocupación de plazas, cuando procedan, deberán cubrirse al trabajador dentro de los 45 días naturales anteriores a la fecha en que el servidor público correspondiente reciba su nombramiento. Lo anterior siempre y cuando se acredite fehacientemente la asistencia durante dicho periodo en la plaza respectiva.

Artículo 26. Los Poderes Legislativo y Judicial y los entes autónomos deberán publicar en el Diario Oficial de la Federación, a más tardar el último día hábil de febrero, el manual que regule las remuneraciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación, Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Consejero Presidente, Consejeros Electorales y Secretario Ejecutivo del Instituto Federal Electoral; Presidente y Consejeros de la Comisión Nacional de los Derechos Humanos; así como a los demás servidores públicos; en el que se proporcione la información completa y detallada relativa a las remuneraciones que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el Diario Oficial de la Federación, en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el Diario Oficial de la Federación las disposiciones y la estructura ocupacional a que se refieren los párrafos anteriores de este artículo, no procederá el pago de estímulos, incentivos, reconocimientos o gastos equivalentes a los mismos.

CAPÍTULO IV
De la perspectiva de género

Artículo 27. En cumplimiento a la Ley General para la Igualdad entre Mujeres y Hombres, el Ejecutivo Federal impulsará la igualdad sustantiva en los ámbitos público y privado, promoviendo el empoderamiento de las mujeres a través de acciones afirmativas y de la incorporación de la transversalidad del enfoque de género en el diseño, elaboración aplicación seguimiento y evaluación de resultados de los programas de la Administración Pública Federal. Para tal efecto, las dependencias y entidades deberán considerar lo siguiente:

I. Incorporar la perspectiva de género y reflejarla en la matriz de indicadores para resultados de los programas bajo su responsabilidad;

II. Identificar por sexo y registrar la población objetivo y la atendida por dichos programas y en los padrones de beneficiarias y beneficiaros que corresponda diferenciándola por grupo de edad, población indígena y no indígena, rural y urbana, de cada entidad federativa, municipio o demarcación territorial, en la matriz de indicadores y demás sistemas que disponga la Secretaría de Hacienda y Crédito Público y en los padrones de beneficiarias y beneficiarios que corresponda;

III. Fomentar la perspectiva de género en el diseño y la ejecución de programas en los que, aun cuando no estén dirigidos a mitigar o solventar desigualdades de género, se pueda identificar de forma diferenciada los beneficios específicos para mujeres y hombres;

IV. Establecer o consolidar en los programas bajo su responsabilidad, las metodologías de evaluación y seguimiento que generen información relacionada con indicadores para resultados con perspectiva de género;

V. Aplicar la perspectiva de género en las evaluaciones de los programas, con los criterios que emitan el Instituto Nacional de las Mujeres, la Secretaría de Hacienda y Crédito Público y el Consejo Nacional de Evaluación de la Política de Desarrollo Social e informar de forma periódica a la Comisión Nacional de Derechos Humanos, según establecen los artículo 22 y 46 de la Ley General para la Igualdad entre Mujeres y Hombres, y

VI. Incluir en sus programas y campañas de comunicación social contenidos que promuevan la igualdad entre mujeres y hombres, la erradicación de la violencia de género y de roles y estereotipos que fomenten cualquier forma de discriminación, en términos del artículo 20 de este Decreto. El Instituto Nacional de las Mujeres coadyuvará con las dependencias y entidades en el contenido de estos programas y campañas. La Secretaría de Gobernación vigilará que los medios de comunicación no difundan imágenes o mensajes denigrantes y violentos hacia las mujeres.

Las acciones contenidas en las fracciones anteriores serán obligatorias en lo relativo a los programas y acciones incorporadas en el Anexo 10 del presente Decreto y para los demás programas federales que correspondan.

Todas las dependencias y entidades ejecutoras del gasto federal que manejen programas para mujeres y la igualdad de género, así como las entidades federativas y municipios que reciban recursos etiquetados incluidos en el Anexo 10 deberán informar sobre los resultados de los mismos, los publicarán y difundirán para darlos a conocer a la población e informarle sobre los beneficios y requisitos para acceder a ellos, de ser el caso, en los términos de la legislación aplicable.

Para el seguimiento de los recursos destinados a las mujeres y a la igualdad de género, todo programa federal que contenga padrones de beneficiarias y beneficiarios, además de reflejar dicho enfoque en su matriz de indicadores para resultados, generará información de manera desagregada, al menos por sexo y entidad federativa.

Las dependencias y entidades responsables de la coordinación de los programas contenidos en el Anexo 10 del presente Decreto informarán trimestralmente a través del sistema de información desarrollado por la Secretaría de Hacienda y Crédito Público para tales efectos, y en el sistema de Evaluación de Desempeño en los términos y plazos establecidos en las disposiciones respectivas, sobre las acciones realizadas y los resultados alcanzados en materia de mujeres e igualdad de género, medidos a través de los indicadores y sus metas contenidos en la matriz respectiva. Asimismo, se detallarán las acciones afirmativas y estratégicas por cada programa presupuestario contenido en el

Anexo mencionado, la población objetivo y atendida, los indicadores utilizados, la programación y el avance en el ejercicio de los recursos.

El Instituto Nacional de las Mujeres, en coordinación con la Secretaría de Hacienda y Crédito Público, presentará en los Informes Trimestrales los avances financieros y programáticos, con base en la información que proporcionen las dependencias y entidades responsables de los programas a través del sistema indicado en el párrafo anterior.

El Instituto Nacional de las Mujeres remitirá el informe mencionado anteriormente a la Comisión de Equidad y Género de la Cámara de Diputados, a más tardar a los 30 días naturales de concluido el trimestre que corresponda. Asimismo, deberá poner dicho informe a disposición del público en general a través de su página de Internet, en la misma fecha en que se publiquen los Informes Trimestrales.

La información que se publique trimestralmente servirá para las evaluaciones que se realicen en el marco de las disposiciones aplicables.

Los ejecutores del gasto público federal promoverán programas y acciones para cumplir con el Programa y las acciones derivadas del Sistema Nacional de Prevención, Atención, Sanción y Erradicación de la Violencia contra las Mujeres y el Sistema Nacional para la Igualdad entre Mujeres y Hombres, en los términos de la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia y en la Ley General para la Igualdad entre Mujeres y Hombres, respectivamente.

En los montos autorizados en los programas y actividades contenidas en el Anexo 10 y, en general, los que estén dirigidos a mujeres y la igualdad de género, las adecuaciones presupuestarias se realizarán de acuerdo a la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los resultados de los montos autorizados en los programas y actividades contenidas en el Anexo 10 se detallarán en un anexo específico dentro de la Cuenta de la Hacienda Pública Federal del ejercicio fiscal 2011.

Con el fin de que los programas y actividades contenidos en el Anexo 10 sean ejercidos en tiempo y forma, la Secretaría de Hacienda y Crédito Público en conjunción con el Instituto Nacional de las Mujeres revisará las reglas de operación a fin de garantizar el cumplimiento de los objetivos de la Política Nacional para la Igualdad entre Mujeres y Hombres, garantizar la rendición de cuentas y la transparencia en el manejo de los recursos. Igualmente se empeñará en agilizar las gestiones que correspondan a las reglas de operación y a los recursos aprobados en este Presupuesto.

Las menciones realizadas en el presente Decreto respecto a beneficiarios, así como a titulares y servidores públicos de los ejecutores de gasto, se entenderán referidas a las mujeres y los hombres que integren el grupo de personas correspondiente.

CAPÍTULO V
De la inversión pública

Artículo 28. En el presente ejercicio fiscal se faculta al Ejecutivo Federal para comprometer nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, por la cantidad señalada en el Anexo 5.A. de este Decreto, correspondientes a la Comisión Federal de Electricidad.

El monto autorizado correspondiente a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad



señalada en el Anexo 5.B. de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo V de este Presupuesto de Egresos.

La suma de los montos autorizados de proyectos aprobados en ejercicios fiscales anteriores y los montos para nuevos proyectos se presentan en el Anexo 5.C. de este Decreto.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 5.D. de este Decreto y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Por lo que se refiere a los proyectos de infraestructura productiva de largo plazo de inversión condicionada, en caso de que conforme a lo dispuesto en el artículo 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en el presente ejercicio fiscal surja la obligación de adquirir los bienes en los términos del contrato respectivo, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 5.E. de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 5.F. de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo V de este Presupuesto de Egresos y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este artículo se detallan en el Tomo V de este Presupuesto de Egresos.

En el último Informe Trimestral del ejercicio, adicionalmente se deberá incluir la información sobre los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo en operación; los proyectos que están en construcción, su monto ejercido y comprometido; el monto pendiente de pago de los proyectos concluidos, y la fecha de entrega y de entrada en operación de los proyectos. Esta información se deberá publicar en la página de Internet de la Comisión Federal de Electricidad.

CAPÍTULO VI
De la evaluación del desempeño

Artículo 29. Las evaluaciones del desempeño a que se refieren los artículos 6, 78, 110 y 111 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 72 de la Ley General de Desarrollo Social, se llevarán a cabo en los términos del programa anual de evaluación y las disposiciones aplicables en la materia.

Las evaluaciones se apegarán a los principios de objetividad, independencia, imparcialidad y transparencia y serán coordinadas por las Secretarías de Hacienda y Crédito Público y de la Función Pública, así como por el Consejo Nacional de Evaluación de la Política de Desarrollo Social, en el ámbito de sus respectivas competencias.

Las dependencias y entidades responsables de los programas, deberán observar lo siguiente:

I. Mejorar de forma continua y mantener actualizadas las matrices de indicadores para resultados de los programas.



Cada programa tendrá una matriz de indicadores para resultados, en la cual estarán contenidos los objetivos, indicadores y metas de los mismos. Para la mejora continua y actualización de las matrices, se deberán considerar los avances y resultados obtenidos del monitoreo que se haga respecto del cumplimiento de las metas de los programas, de las evaluaciones realizadas conforme al programa anual de evaluación, y de los criterios emitidos para tal efecto por la Secretaría de Hacienda y Crédito Público y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los términos de las disposiciones aplicables. Las matrices de indicadores para resultados deberán considerar, en el caso de los programas que así lo requieran y sea factible, los enfoques transversales de equidad de género, juventud, discapacidad, y etnicidad.

La mejora de las matrices de indicadores para resultados deberá considerar la alineación de los objetivos de los programas y las políticas públicas con los objetivos estratégicos de las dependencias y entidades, los cuales a su vez, deberán ser congruentes con los objetivos estratégicos del Plan Nacional de Desarrollo y los programas derivados de éste, de conformidad con las disposiciones que emita la Secretaría de Hacienda y Crédito Público en la materia. Las dependencias y entidades deberán incorporar las recomendaciones de mejora a sus matrices de indicadores y hacerlas públicas en su página de Internet.

Las dependencias y entidades que tengan a su cargo programas con beneficiarios, deberán relacionarlos a un listado o padrón y promover su inclusión en sus reglas de operación. A más tardar el último día hábil de enero, las dependencias y entidades deberán remitir a la Secretaría de la Función Pública una relación de esos programas y señalar para cada uno de ellos los casos en los que por razón de su naturaleza, tipo de beneficiarios, zonas geográficas atendidas, normatividad aplicable o cualquier otro criterio, éstos resulten excluyentes respecto a otros programas federales.

Las dependencias y entidades llevarán a cabo las confrontas de los padrones o listados de los programas a su cargo con el propósito de identificar, si las hubiere, las concurrencias y/o duplicidades de beneficiarios o derechohabientes y señalar si, en su caso, existe improcedencia legal de la concurrencia o duplicidad de los registros. La Secretaría de la Función Pública realizará la confronta de los padrones o listas de beneficiarios para identificar concurrencias y/o duplicidades entre programas de distintas dependencias y entidades.

Las dependencias y entidades deberán informar los resultados de la identificación de las concurrencias y/o duplicidades, así como de las acciones de depuración de los padrones de beneficiarios de sus programas a las Secretarías de Hacienda y Crédito Público y de la Función Pública a más tardar el 15 de noviembre, conforme al procedimiento establecido en el Decreto de Creación del Sistema Integral de Información de Padrones de Programas Gubernamentales y su correspondiente Manual de Operación.

Los resultados de los procesos de depuración, mejora o actualización de los padrones o listados serán tomados en cuenta por las dependencias y entidades para adecuar las reglas de operación de los programas correspondientes.

Las dependencias y entidades, en los programas a su cargo, deberán adecuar, cuando corresponda, las reglas o lineamientos de operación de dichos programas, a efecto de hacerlos consistentes con la información de las matrices de indicadores para resultados, como resultado de su mejora y actualización; así como de las recomendaciones de las evaluaciones;

II. El seguimiento a los avances en las metas de los indicadores se reportará en los sistemas que disponga la Secretaría de Hacienda y Crédito Público, y se utilizará en las evaluaciones que se realicen;

III. La evaluación externa se realizará de acuerdo con lo establecido en el programa anual de evaluación y presentará los resultados de las evaluaciones de acuerdo con los plazos previstos en dicho



programa, a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, a la Auditoría Superior de la Federación, a la Secretaría de Hacienda y Crédito Público, a la Secretaría de la Función Pública y al Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las dependencias y entidades deberán continuar y, en su caso, concluir con lo establecido en los programas anuales de evaluación de años anteriores, así como ejecutar lo relacionado con las evaluaciones para 2011;

IV. Elaborar un programa de trabajo para dar seguimiento a los principales resultados de las evaluaciones con que cuenten e integrar los aspectos que sean susceptibles de mejora en el diseño de las políticas públicas y de los programas correspondientes.

Los compromisos se formalizarán mediante instrumentos específicos, se reportarán los avances y resultados que se alcancen mediante el sistema de evaluación del desempeño y se publicarán en los términos de las disposiciones aplicables.

La información que se haya obtenido del seguimiento a los compromisos de mejora y de las evaluaciones, correspondiente a los ejercicios fiscales 2007 a 2011, se tomará en cuenta, como parte de un proceso gradual y progresivo, durante 2011 y para los procesos presupuestarios subsecuentes;

V. Cubrir el costo de las evaluaciones de los programas operados o coordinados por ellas con cargo a su presupuesto y conforme al mecanismo de pago que se determine. Las evaluaciones deberán realizarse por instituciones académicas y de investigación, personas físicas o morales especializadas en la materia u organismos especializados, de carácter nacional o internacional, que cuenten con reconocimiento y experiencia en las respectivas materias de los programas en los términos de las disposiciones aplicables. Asimismo, podrán realizar contrataciones para que las evaluaciones a que se refiere este artículo abarquen varios ejercicios fiscales, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La contratación, operación y supervisión de la evaluación externa, objetiva, imparcial, transparente e independiente, al interior de cada dependencia y entidad, se deberá realizar por una unidad administrativa ajena a la operación del programa a evaluar y al ejercicio de los recursos presupuestarios, en los términos de las disposiciones aplicables.

El total de las erogaciones que se lleven a cabo para realizar las diferentes etapas de las evaluaciones se deberá registrar de manera específica para su plena transparencia y rendición de cuentas;

VI. Publicar y dar transparencia a las evaluaciones, en los términos de las disposiciones aplicables.

Las dependencias y entidades deberán reportar el avance en el cumplimiento de las metas de los programas establecidas en las matrices de indicadores para resultados de cada programa, los resultados de las evaluaciones y el grado de cumplimiento de los compromisos de mejora derivados de las mismas, en los Informes Trimestrales que corresponda, de conformidad con las disposiciones de la Secretaría de Hacienda y Crédito Público y el Consejo Nacional de Evaluación de la Política de Desarrollo Social. Dicha información será publicada en las respectivas páginas de Internet de las dependencias y entidades.

Por su parte, la Secretaría de Hacienda y Crédito Público integrará la información relativa al avance de cumplimiento de metas, a los resultados de las evaluaciones y al seguimiento a los compromisos de mejora, a que se refiere el párrafo anterior. Asimismo, publicará dicha información en su página de Internet y los integrará a los informes correspondientes en términos de las disposiciones aplicables.

Las Secretarías de Hacienda y Crédito Público y de la Función Pública, así como el Consejo Nacional de Evaluación de la Política de Desarrollo Social, establecerán los modelos de términos de referencia y demás elementos particulares que se requieran para las evaluaciones y coordinarán el proceso correspondiente, de conformidad con las disposiciones aplicables y sus competencias respectivas;

VII. La Cámara de Diputados, a través de las comisiones legislativas, la Auditoría Superior de la Federación y los centros de estudios correspondientes que lo soliciten, en los términos previstos en las disposiciones aplicables, tendrán acceso a la información relativa a la matriz de indicadores para resultados de los programas, al seguimiento del avance de cumplimiento de las metas de los indicadores de los programas, y a las evaluaciones realizadas, misma que será publicada en términos de su normativa interna.

La Secretaría de Hacienda y Crédito Público definirá los criterios específicos a seguir al respecto y proporcionará capacitación y asistencia técnica para que las instancias de la Cámara de Diputados que lo soliciten puedan llevar a cabo directamente la operación de las consultas y la generación de los reportes que requieran, con base en la información disponible en el sistema correspondiente;

VIII. La Secretaría de Hacienda y Crédito Público podrá apoyar a las entidades federativas y, por conducto de éstas, a los municipios, en materia de planeación, programación, presupuesto, contabilidad y sistemas, así como para instrumentar la evaluación del desempeño, de conformidad con los artículos 134 de la Constitución Política de los Estados Unidos Mexicanos, 85 y 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, y 49 de la Ley de Coordinación Fiscal;

IX. Implantar mecanismos para innovar y modernizar el funcionamiento organizacional y el proceso de presupuesto y gasto público, con el objeto de que la información obtenida del seguimiento del cumplimiento de las metas de los indicadores de los programas, de las evaluaciones realizadas a los programas, y del seguimiento a los resultados de éstas, se utilice gradualmente en las decisiones presupuestarias y en la gestión de los programas. Lo anterior será coordinado por la Secretaría de Hacienda y Crédito Público.

Asimismo, se establecerán incentivos adecuados para impulsar el logro de los objetivos estratégicos de los programas, de las políticas y de las instituciones responsables de llevarlos a cabo;

X. Implementar, en su respectivo ámbito de competencia, el Programa de Mediano Plazo, PMP, en términos de los artículos 45 y 61 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en los términos de las disposiciones aplicables, y

XI. Capacitar y coadyuvar a la especialización de los servidores públicos involucrados en las funciones de planeación, evaluación, coordinación de las políticas y programas, así como de programación y presupuesto, para impulsar una mayor calidad del gasto público con base en el presupuesto basado en resultados y la evaluación del desempeño.

TÍTULO CUARTO
DE LAS REGLAS DE OPERACIÓN PARA PROGRAMAS

CAPÍTULO I
Disposiciones generales

Artículo 30. Los programas que deberán sujetarse a reglas de operación son aquéllos señalados en el Anexo 18 de este Decreto. El Ejecutivo Federal por conducto de la Secretaría de Hacienda y Crédito Público, podrá incluir otros programas que, por razones de su impacto social, deban sujetarse a reglas de operación:

I. Las reglas de operación de los programas federales deberán sujetarse a los siguientes criterios generales:

a) Deberán ser simples y de fácil acceso para los beneficiarios;

b) Se procurará que la ejecución de las acciones correspondientes a los programas federales que por su naturaleza así lo permitan, sea desarrollada por los órdenes de gobierno más cercanos a la población, debiendo reducir al mínimo indispensable los gastos administrativos y de operación del programa respectivo;

c) Se deberán tomar en cuenta las características de las diferentes regiones socioeconómicas del país;

d) Se deberán considerar las características sociales, económicas y culturales de la población objetivo;

e) Preverán que las aportaciones acordadas se realicen oportunamente y sean ejercidas de inmediato;

f) Se promoverá una calendarización eficiente para el ejercicio de los recursos federales respectivos, y

g) Deberán incluir criterios que aseguren transparencia en la distribución, aplicación y comprobación de recursos;

II. La Cámara de Diputados, a través de la comisión ordinaria que en razón de su competencia corresponda, emitirá opinión sobre las reglas de operación publicadas por el Ejecutivo Federal en los términos del artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria; dicha opinión deberá fundarse y motivarse conforme a los criterios a que se refiere el último párrafo del artículo arriba citado.

En caso de que las comisiones ordinarias de la Cámara de Diputados no emitan su opinión a más tardar el 15 de febrero de 2011, se entenderá como opinión favorable.

En el contexto de la revisión de la Planeación Nacional del Desarrollo en términos del artículo 34, fracción I, de la Ley de Planeación, los Comités de Planeación para el Desarrollo de los Estados podrán opinar con las comisiones ordinarias de la Cámara de Diputados en la elaboración de las opiniones sobre las reglas de operación de los programas federales.

El Ejecutivo Federal, por conducto de la dependencia a cargo del programa sujeto a reglas de operación correspondiente, dará respuesta a la Cámara de Diputados en un plazo que no excederá de 30 días naturales posteriores a la recepción de la opinión respectiva, realizando las adecuaciones que procedan.

Si la respuesta no fuera favorable, la dependencia o entidad deberá fundar y motivar las razones técnicas por las que no se considera la opinión.

Las dependencias y entidades encargadas de estos programas deberán cuidar que en las reglas de operación de los mismos se prevea el enfoque para el logro de resultados. Para tal efecto, deberán adecuar las reglas de operación de los programas a su cargo a la matriz de indicadores para resultados incorporada en el Sistema de Evaluación del Desempeño, de conformidad con las disposiciones aplicables.

Durante el primer semestre del ejercicio fiscal 2011, la Auditoría Superior de la Federación en el marco de la revisión de la Cuenta Pública, revisará el cumplimiento de los programas y el impacto de las reglas de operación en el cumplimiento de los mismos;

III. Las dependencias y entidades que tengan a su cargo dichos programas deberán observar las siguientes disposiciones para fomentar la transparencia de los mismos:

a) La papelería y documentación oficial para los programas deberán incluir la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa". En el caso del Programa de Desarrollo Humano Oportunidades únicamente se incluirá la leyenda que se señala en el artículo 33 de este Decreto.

Todo el gasto en comunicación social relacionado con la publicidad que se adquiera para estos programas por parte de las dependencias y entidades, así como aquél relacionado con los recursos presupuestarios federales que se transfieren a las entidades federativas, municipios y las demarcaciones territoriales del Distrito Federal, que se aplique a través de anuncios en medios electrónicos, impresos, complementarios o de cualquier otra índole, deberá señalar que se realizan con los recursos federales aprobados en este Presupuesto e incluir la leyenda señalada en el artículo 20, fracción V, de este Decreto;

b) Los programas que contengan padrones de beneficiarios deberán publicar los mismos conforme a lo previsto en la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental. Los programas deberán identificar en sus padrones o listados de beneficiarios a las personas físicas, en lo posible, con la Clave Única de Registro de Población y, en el caso de personas morales, con la Clave de Registro Federal de Contribuyentes. La información que se genere será desagregada, en lo posible, por sexo, grupo de edad, región del país, entidad federativa, municipio o demarcación territorial del Distrito Federal. Las dependencias y entidades deberán enviar a la Cámara de Diputados, a más tardar el último día hábil de noviembre, la información, los criterios o las memorias de cálculo mediante los cuales se determinaron los beneficiarios;

c) Las dependencias y entidades que tengan a su cargo la ejecución de los programas del Consejo Nacional de Fomento Educativo, CONAFE; del Instituto Nacional para la Educación de los Adultos, INEA; de IMSS-Oportunidades; de Atención a Personas con Discapacidad, a cargo del DIF; de Atención a Familias y Población Vulnerable, a cargo del DIF; de Apoyo al Empleo, PAE; de Abasto Rural, a cargo de Diconsa, S.A. de C.V.; de Apoyo Alimentario y de Desarrollo Humano Oportunidades; deberán publicar en el Diario Oficial de la Federación durante el primer bimestre del ejercicio fiscal, el monto asignado y la distribución de la población objetivo de cada programa social por entidad federativa;

d) La Secretaría de Desarrollo Social en el caso del Programa de Abasto Social de Leche, a cargo de Liconsa, S.A. de C.V., actualizará permanentemente los padrones y publicará en el Diario Oficial de la Federación, durante el primer bimestre del ejercicio fiscal, el número de beneficiarios por entidad federativa y municipio. Asimismo, se harán del conocimiento público los nombres de los proveedores de leche de Liconsa, S.A. de C.V., en términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental;

e) En el Programa Escuelas de Calidad, la Secretaría de Educación Pública dará prioridad a las localidades en donde opere actualmente el Programa de Desarrollo Humano Oportunidades;

f) En los programas de Caravanas de la Salud y Sistema Integral de Calidad en Salud, la Secretaría de Salud dará prioridad a las localidades en donde se contribuya en mayor medida a la consolidación del Sistema de Protección Social en Salud. Al efecto, la Secretaría de Salud deberá presentar a la Comisión de Salud de la Cámara de Diputados, a más tardar el 31 de marzo de 2011, un informe sobre el avance por entidad federativa del Proceso de Consolidación del Sistema de Protección Social en Salud;

g) En el caso de programas que no cuenten con padrón de beneficiarios deberán manejarse invariablemente mediante convocatoria abierta y, en ningún caso, se podrá etiquetar o predeterminar de manera específica recursos a determinadas personas físicas o morales u otorgarles preferencias o ventajas sobre el resto de la población objetivo;

h) Poner a disposición del público en general un medio de contacto directo, en el cual se proporcione asesoría sobre el llenado de los formatos y sobre el cumplimiento de los requisitos y trámite que deben observarse para obtener los recursos o los beneficios de los programas;

i) Las reglas de operación, los formatos, las solicitudes y demás requisitos que se establezcan para obtener los recursos o los beneficios de los programas; los indicadores de desempeño de los programas, y los medios de contacto de las unidades responsables de los mismos deberán estar disponibles en las páginas de Internet de las dependencias y entidades;

De igual manera, queda estrictamente prohibida la utilización de los programas de apoyo para promover o inducir la afiliación de la población objetivo a determinadas asociaciones o personas morales, y

j) En los Programas Hábitat y Rescate de Espacios Públicos, se preverán los mecanismos para la participación conjunta de la federación, estados y municipios, en la programación, planeación, ejecución y aplicación de recursos de estos programas, conforme a sus reglas de operación.

Artículo 31. Las dependencias y entidades que tengan a su cargo programas sujetos a reglas de operación deberán observar las siguientes disposiciones para asegurar la aplicación eficiente, eficaz, oportuna y equitativa de los recursos públicos asignados a los mismos:

I. Publicar en sus páginas de Internet los plazos de respuesta a las solicitudes que reciban. Los rechazos deberán estar fundados y motivados;

II. Tratándose de facultades concurrentes, cuando el Ejecutivo Federal por conducto de la dependencia competente y las entidades federativas decidan suscribir convenios de coordinación en términos de la Ley de Planeación con las entidades federativas, procurarán que éstos se celebren a más tardar en el mes de febrero en condiciones de oportunidad y certeza para beneficio de la población objetivo. Dichos convenios especificarán como mínimo: los programas a que se refieren, las zonas dentro de la respectiva entidad federativa a que se destinarán los recursos, las aportaciones monetarias de cada parte y su calendarización.

El Gobierno Federal y los gobiernos estatales previa opinión de los Comités de Planeación para el Desarrollo o su equivalente y dentro del marco del Convenio de Coordinación respectivo, decidirán a qué orden de gobierno corresponde la ejecución de los programas de acuerdo a la naturaleza de cada uno de ellos y a las características de las zonas donde se van a aplicar los programas, para lograr el mejor desarrollo e impacto social de los mismos, y

III. Brindar asesoría a los municipios para la integración de los expedientes técnicos que, en su caso, requiera el programa, especialmente a los que se encuentran en condiciones de muy alta y alta marginación.

CAPÍTULO II
De los criterios generales para programas específicos sujetos a reglas de operación

Artículo 32. Los programas de subsidios del Ramo Administrativo 20 Desarrollo Social se destinarán, en las entidades federativas, en los términos de las disposiciones aplicables, exclusivamente a la población en condiciones de pobreza, de vulnerabilidad, rezago y de marginación de acuerdo con los criterios oficiales dados a conocer por la Secretaría de Desarrollo Social, el Consejo Nacional de Población y a las evaluaciones del Consejo Nacional de Evaluación de la Política de Desarrollo Social, mediante acciones que promuevan la superación de la pobreza a través de la educación, la salud, la alimentación, la generación de empleo e ingreso, autoempleo y capacitación; protección social y programas asistenciales; el desarrollo regional; la infraestructura social básica y el fomento del sector social de la economía; conforme lo establece el artículo 14 de la Ley General de Desarrollo Social, y tomando en consideración los criterios que propongan las entidades federativas. Los recursos de dichos programas se ejercerán conforme a las reglas de operación emitidas y las demás disposiciones aplicables.

Para estos fines, el Ramo Administrativo 20 Desarrollo Social considera los programas para el Desarrollo de Zonas Prioritarias; Hábitat; de Empleo Temporal; de Atención a Jornaleros Agrícolas; de Estancias Infantiles para apoyar a Madres Trabajadoras; de Rescate de Espacios Públicos; 70 y más; 3x1 para Migrantes; de Opciones Productivas; de Apoyo a los Avecindados en Condiciones de Pobreza Patrimonial para Regularizar Asentamientos Humanos Irregulares; de Ahorro y Subsidio para la Vivienda, Tu Casa; Vivienda Rural; de Apoyo a las Instancias de Mujeres en las entidades federativas, para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres; de Abasto Social de Leche, a cargo de Liconsa, S.A. de C.V.; de Abasto Rural a cargo de Diconsa, S.A. de C.V.; de Apoyo Alimentario y de Desarrollo Humano Oportunidades; de Coinversión Social y, del Fondo Nacional para el Fomento de las Artesanías, FONART.

Los recursos considerados en el Programa Hábitat, destinados a la conservación de las ciudades mexicanas declaradas Patrimonio Mundial por la Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura, UNESCO, deberán aplicarse para cada una de dichas ciudades. Los recursos aportados por la Federación a este programa serán de hasta el 70 por ciento del monto de los proyectos, correspondiendo el 30 por ciento restante a la aportación de la entidad federativa, de los municipios y los sectores social y privado.

En los términos de los convenios de coordinación suscritos entre el Ejecutivo Federal, a través de la Secretaría de Desarrollo Social, y los gobiernos de las entidades federativas se impulsará el trabajo corresponsable en materia de superación de pobreza, vulnerabilidad, rezago y marginación y se promoverá el desarrollo humano, familiar, comunitario y productivo.

Este instrumento promoverá que las acciones y recursos dirigidos a la población en situación de pobreza se efectúen en un marco de coordinación de esfuerzos, manteniendo en todo momento el respeto a los órdenes de gobierno, así como el fortalecimiento del respectivo Comité de Planeación para el Desarrollo Estatal.

Derivado de este instrumento se suscribirán acuerdos y convenios específicos y Anexos de ejecución en los que se establecerán: la distribución de los recursos de cada programa o región de acuerdo con sus condiciones de rezago, marginación y pobreza, indicando en lo posible la asignación correspondiente a cada municipio; las atribuciones y responsabilidades de la Federación, las entidades federativas y municipios, y las asignaciones presupuestarias de los órdenes de gobierno en que concurran en sujeción a los programas concertados.

Los convenios a que se refiere este artículo, deberán ser publicados en el Diario Oficial de la Federación y en el correspondiente medio oficial de difusión de la entidad federativa que corresponda, dentro de los 15 días hábiles siguientes a la fecha en que queden íntegramente suscritos.

A efecto de fortalecer la formulación, ejecución e instrumentación de programas, acciones e inversiones en materia de desarrollo social, se promoverá la celebración de convenios, acuerdos o bases de coordinación interinstitucional entre las dependencias y entidades.

Con el propósito de fortalecer las estrategias para la atención a las Zonas de Atención Prioritaria, así como para el desarrollo integral de los municipios con los mayores rezagos en el país, Estrategia 100x100, las dependencias y entidades que participen en ellas identificarán las acciones que se desarrollen en este ámbito de acción e informarán a la Secretaría de Desarrollo Social, dentro de los 20 días naturales posteriores a cada trimestre, los avances físicos y presupuestarios en el ejercicio de dichas acciones, a nivel de localidad. En el caso de acciones desarrolladas en zonas rurales aisladas y de difícil acceso, dicha información podrá ser enviada en un plazo distinto al señalado anteriormente, previa opinión favorable de la Secretaría de Desarrollo Social.

Cuando las Secretarías de Hacienda y Crédito Público, de la Función Pública o de Desarrollo Social, en el ámbito de sus respectivas competencias, detecten faltas de comprobación, desviaciones, incumplimiento a los convenios o acuerdos, o incumplimiento en la entrega oportuna de la información relativa a avances y metas alcanzadas, la Secretaría de Desarrollo Social, después de escuchar la opinión del gobierno de las entidades federativas, podrá suspender la radicación de los recursos federales e inclusive solicitar su reintegro, sin perjuicio de lo establecido en las disposiciones aplicables.

Para el control de los recursos que se asignen a las entidades federativas, el Ejecutivo Federal convendrá con los gobiernos respectivos, los programas o las actividades que permitan garantizar el cumplimiento de las disposiciones aplicables.

Los ejecutores de los programas deberán informar trimestralmente a las entidades federativas y a la Secretaría de Desarrollo Social los avances de ejecución físicos y financieros.

Artículo 33. Las reglas de operación del Programa de Desarrollo Humano Oportunidades deberán considerar lo siguiente:

I. Los criterios para la inclusión de localidades en el medio rural y urbano. Las localidades seleccionadas deberán contar con acceso a servicios básicos de salud y educación que permitan operar en forma simultánea los tres componentes del programa. Las entidades federativas, en atención a los recursos de las mismas destinados a los componentes de salud y educación, podrán opinar, a través de los comités técnicos estatales, sobre dichos criterios, debiendo la Secretaría de Desarrollo Social, dar respuesta, en su caso, en un plazo no mayor de 30 días.

Para la sustitución de las bajas naturales del padrón, se atenderá prioritariamente al criterio señalado en el párrafo anterior.

A más tardar el 26 de febrero de 2011, la Secretaría de Desarrollo Social informará a la Cámara de Diputados, a través de la Comisión de Desarrollo Social, la cobertura de atención de familias beneficiarias.

La Coordinación Nacional del Programa entregará a la Comisión de Desarrollo Social de la Cámara de Diputados, el padrón de beneficiarios, el cual deberá permitir su identificación y para ello deberá contener, cuando menos, los nombres de quienes sean atendidos por el Programa, así como su localidad, municipio y entidad federativa de residencia, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental y demás normativa aplicable. Los integrantes de la Comisión de Desarrollo Social de la Cámara de Diputados serán responsables de su uso y deberán observar en lo conducente, en términos de ley, la protección de los datos personales. La Coordinación Nacional del Programa deberá actualizarlo semestralmente;



II. La metodología de focalización para la identificación, inclusión y recertificación de las familias en el programa será única para todo el país, pudiendo diferenciar entre zonas rurales y urbanas. Esta metodología deberá considerar el levantamiento de cédulas individuales de información socioeconómica a las familias;

III. Los criterios para atender la demanda de incorporación de familias tanto en localidades aún no atendidas como en localidades ya atendidas a través de un proceso de densificación;

IV. Las condiciones y mecanismos para otorgar el incentivo para la conclusión de la educación media superior, denominado Jóvenes con Oportunidades;

V. El esquema de operación que incluya las condiciones de la prestación de los servicios de salud y educación básica y media superior para la población beneficiaria; la producción y distribución de los complementos alimenticios; los criterios para certificar la asistencia a estos servicios de los miembros de la familia, los montos, mecanismos y medios para la entrega de los apoyos y su periodicidad. Los apoyos del programa se entregarán a la madre de familia o, en caso de ausencia o incapacidad por enfermedad, a la persona miembro de la familia encargada de la preparación de los alimentos y el cuidado de los niños;

VI. Los criterios para certificar el cumplimiento de las obligaciones a cargo de los beneficiarios;

VII. La definición de responsabilidades de cada una de las dependencias involucradas en el programa para la certificación del cumplimiento de asistencia de las familias beneficiarias, tanto en el componente de salud como en el de educación y la entrega de los apoyos a nivel central y en las entidades federativas, así como para la ampliación y la elevación de la calidad de los servicios.

El cumplimiento de asistencia a unidades de salud y a planteles educativos, debidamente registrada, será indispensable para el otorgamiento de los respectivos apoyos. La entrega de los respectivos apoyos no podrá condicionarse al cumplimiento de otros requisitos o contraprestaciones, por lo que las reglas de operación deberán contemplar mecanismos para que se detecte y corrija la presencia de requerimientos adicionales;

VIII. Los criterios de recertificación para las familias y los criterios y mecanismos para la verificación permanente de las condiciones socioeconómicas de las familias beneficiarias, así como para atender el incremento demográfico en las localidades, y para la sustitución de bajas del padrón por incumplimiento de corresponsabilidades;

IX. Los criterios y mecanismos para la actualización permanente del padrón, así como los correspondientes a la seguridad en el manejo de información y de los listados de liquidación;

X. Los mecanismos de detección y resolución oportuna de problemas específicos que permitan fortalecer la operación del Programa en sus diversos componentes: entrega y distribución de complementos, certificación de corresponsabilidad del componente educativo, depuración del padrón, entre otros;

XI. Los mecanismos para promover alternativas dentro del sistema financiero para la entrega de los apoyos con oportunidad;

XII. Los mecanismos para asegurar la complementariedad de acciones con otros programas; para aprovechar la información y el padrón del programa para focalizar otros subsidios complementarios y no duplicarlos, y para definir la transición de beneficiarios de otros programas federales que otorgan subsidios con el mismo objetivo de evitar duplicidad;

XIII. En su caso, las propuestas que, durante el año inmediato anterior, hubiesen sido presentadas y aprobadas por el Comité Técnico de la Coordinación Nacional del Programa de Desarrollo Humano Oportunidades con relación a la complementariedad de acciones a favor de las familias beneficiarias, y

XIV. Se podrán otorgar apoyos a los adultos mayores que formen parte de hogares beneficiarios, incluyendo las condiciones, los montos, procedimientos y la corresponsabilidad en salud adecuada a su condición.

Será responsabilidad de la Coordinación Nacional del Programa de Desarrollo Humano Oportunidades coordinar la operación de éste apegándose estrictamente a las reglas de operación del mismo, dar seguimiento y evaluar su ejecución. Corresponderá a cada una de las dependencias y entidades que participan en su operación el estricto apego a las reglas de operación, el seguimiento de cada uno de los componentes bajo su responsabilidad, así como la debida y oportuna resolución de problemas específicos que pudieran afectar la operación del programa. Además, corresponde a la Coordinación Nacional del Programa de Desarrollo Humano Oportunidades dar a conocer periódicamente a la población las variaciones en su padrón activo, así como los resultados de su evaluación, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Así mismo, deberá dar a conocer, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, la relación de localidades en las que opera el programa y el número de familias beneficiarias en cada una de ellas por entidad federativa, municipio y localidad; el calendario de entrega de apoyos por entidad federativa, municipio y localidad, posterior a la entrega de los mismos, y el ajuste semestral que, de acuerdo a la disponibilidad presupuestaria se actualice, de los apoyos monetarios conforme el incremento observado en el semestre inmediato anterior en el subíndice de los precios de la canasta básica de consumo del Índice Nacional de Precios al Consumidor.

La Coordinación Nacional del Programa de Desarrollo Humano Oportunidades deberá incluir, tanto en el documento de identificación que presentan las beneficiarias para recibir los apoyos, como en las guías y materiales de difusión para las beneficiarias y las vocales de los comités de promoción comunitaria, la leyenda establecida en el artículo 28 de la Ley General de Desarrollo Social, y realizará acciones de orientación y difusión con los beneficiarios para garantizar la transparencia y evitar cualquier manipulación política del programa.

La Coordinación Nacional del Programa de Desarrollo Humano Oportunidades elaborará materiales de difusión para el personal operativo, con la siguiente leyenda: "El condicionamiento electoral o político de los programas sociales constituye un delito federal que se sanciona de acuerdo con las leyes correspondientes. Ningún servidor público puede utilizar su puesto o sus recursos para promover el voto a favor o en contra de algún partido o candidato. El Programa Oportunidades es de carácter público y su otorgamiento o continuidad no depende de partidos políticos o candidatos; los partidos políticos no podrán utilizar o referir este programa en su propaganda".

El presupuesto del Programa de Desarrollo Humano Oportunidades se distribuye conforme a lo señalado en el Anexo 19 de este Decreto. Los recursos del Programa de Desarrollo Humano Oportunidades no podrán ser traspasados a otros programas. Podrán realizarse traspasos no regularizables en las asignaciones del Programa entre las Secretarías de Desarrollo Social, de Educación Pública y de Salud en los términos de las disposiciones aplicables. De lo anterior, se informará trimestralmente a la Cámara de Diputados.

El presupuesto para el componente de salud se ejercerá con base en una cuota igual por familia atendida, multiplicada por el padrón activo correspondiente, pudiendo ser ajustada, sin rebasar el presupuesto regularizable del Programa, en función de los servicios efectivamente prestados y la calidad provista en los mismos y será entregado a los proveedores de los servicios de salud, tanto de los servicios estatales de salud como del IMSS-Oportunidades y del IMSS-Régimen Ordinario u otros que puedan resultar necesarios para cumplir con los objetivos del programa.

El Comité Técnico de la Coordinación Nacional del Programa de Desarrollo Humano Oportunidades deberá reunirse al menos bimestralmente y será responsable de auxiliar al Coordinador Nacional y al Consejo de la Coordinación Nacional del Programa en las tareas que le sean encomendadas; aprobar el proyecto de reglas de operación del Programa, así como de las modificaciones que le presente el Coordinador Nacional; llevar el seguimiento del Programa conforme a los lineamientos que fije el Consejo; adoptar medidas que permitan una operación más eficiente y transparente; revisar el cumplimiento de las responsabilidades de cada una de las dependencias y entidades que participan en el Programa; así como facilitar la coordinación con las dependencias y entidades participantes, para la operación de los diversos componentes del Programa. Dicho Comité operará con base en el reglamento interno que al efecto emita el Consejo.

El Consejo Nacional de Evaluación de la Política de Desarrollo Social, normará la evaluación del Programa, de conformidad con lo establecido en la Ley General de Desarrollo Social.

En los términos de las reglas de operación del Programa de Desarrollo Humano Oportunidades, en cada entidad federativa se establecerá un comité técnico conformado por las dependencias federales y estatales involucradas en la planeación, programación y operación del Programa que promuevan una mejor ejecución del mismo, con estricto apego a dichas reglas de operación. En dicho comité, a decisión del Titular del Ejecutivo de la entidad federativa, participará, en adición a los representantes de las dependencias estatales responsables de salud y educación, un representante de la dependencia responsable de la política social del Estado.

Las autoridades municipales, a través de su Cabildo, podrán nombrar un enlace municipal con el Programa. Dicho enlace coadyuvará a la coordinación nacional en la identificación de las zonas en que se requiera ampliar la cobertura; podrá acompañar al personal de la coordinación nacional en el levantamiento de la información en campo para la selección de posibles beneficiarios, así como en la logística general del programa en el municipio. Todo ello, rigiéndose por los principios de la imparcialidad partidista, transparencia y honestidad; no podrán fungir como enlace municipal, directivos ni representantes de partidos políticos y organizaciones políticas o religiosas o que tengan parentesco consanguíneo o político, hasta el cuarto grado, con alguno de dichos directivos o representantes, ni podrán ser designados cuando hayan sido sentenciados por delitos electorales.

La Coordinación Nacional del Programa de Desarrollo Humano Oportunidades notificará por escrito a las instancias de control competentes, previa sanción del Comité Técnico de la Coordinación Nacional del Programa, sobre problemas operativos que hayan persistido por más de 3 meses y que repercutan seriamente en la consecución de los objetivos del Programa, para que se apliquen las medidas que correspondan. Asimismo, deberá publicar en su página de Internet semestralmente los indicadores operativos del Programa con precisión a nivel estatal. Será responsabilidad de cada una de las secretarías participantes, la revisión, atención y resolución oportuna de las problemáticas detectadas; adicionalmente, en junio, cada Secretaría deberá presentar en el Comité Técnico de la Coordinación Nacional un análisis de las problemáticas operativas observadas, de las causas que los originan y la atención y solución que hayan dado, así como un plan de mejora y corrección.

Artículo 34. Los programas de garantías, de reducción de costo de financiamiento, de capital de riesgo y cualquier otro esquema que promueva el acceso al financiamiento que las dependencias y entidades apoyen con recursos presupuestarios, deberán ser implementados exclusivamente por conducto de la banca de desarrollo, de Financiera Rural o de fideicomisos públicos de fomento del Gobierno Federal.

De los recursos aprobados en este presupuesto para el programa del Fondo de Apoyo para las Micro, Pequeñas y Medianas Empresas se destinará el 40 por ciento a través del Fideicomiso México Emprende a Programas de garantía operados por la banca de desarrollo, en un plazo no mayor a 45 días a partir de la entrada en vigor del presente Decreto, siempre que exista disponibilidad presupuestaria.

Artículo 35. En el Anexo 8 de este Decreto se prevé la asignación de recursos para fortalecer el patrimonio de las Instituciones Agropecuarias de la Banca de Desarrollo, conforme a lo siguiente:

I. Financiera Rural. Se asignan 1,236.6 millones de pesos para que continúen operando los siguientes programas: Integral de Formación, Capacitación y Consultoría para Productores e Intermediarios Financieros Rurales; para Garantías Líquidas; para Reducción de Costos de Acceso al Crédito; y, para Constitución y Operación de Unidades de Promoción de Crédito;

II. Fondo de Capitalización e Inversión del Sector Rural, FOCIR. Se asignan 180.0 millones de pesos para que continúen operando los programas: de Capital de Riesgo; y para Servicios de Cobertura, y

III. Fideicomisos Instituidos en Relación con la Agricultura, FIRA. Se asignan 800.0 millones de pesos para el Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios, FEGA. El Sistema FIRA, a través de los fideicomisos que lo integran, continuará apoyando a los productores por conducto de sus Programas que Canalizan Apoyos para el Fomento Financiero y Tecnológico de los Sectores Agropecuario, Forestal, Pesquero y Rural.

En el Anexo 8 de este Decreto, se asignan 900. millones de pesos para que Agroasemex, S.A., lleve a cabo el Programa de Subsidio a la Prima del Seguro Agropecuario por 675.0 millones de pesos; Programa de Apoyo a los Fondos de Aseguramiento Agropecuario por 75.0 millones de pesos; y, Programa de Seguro para Contingencias Climatológicas por 150.0 millones de pesos.

Artículo 36. A efecto de lograr una mayor transparencia y simplificación de los programas que operan Financiera Rural, los Fideicomisos Instituidos en Relación a la Agricultura, FIRA; el Fondo de Capitalización e Inversión del Sector Rural, FOCIR; y Agroasemex S.A.; las modificaciones que, en su caso, realicen a sus reglas de operación deberán incorporarse al documento que en conjunto emitieron dichas entidades, en el que se incluyan requerimientos generales y las particularidades de cada una de ellas.

En las reglas de operación de los fondos de garantías quedarán establecidos la temporalidad de las garantías, los mecanismos mediante los cuales los beneficiarios e intermediarios podrán utilizar dichos recursos, los mecanismos para la recuperación de aquellos montos destinados a cubrir algún adeudo, así como la permanencia en el patrimonio de dichos fondos de los recursos no utilizados y los recuperados en los fondos de garantías para operaciones futuras.

Artículo 37. Con fundamento en el artículo 14 de la Ley de Desarrollo Rural Sustentable, el Programa Especial Concurrente comprende las políticas públicas orientadas a la generación y diversificación del empleo rural y a garantizar a la población campesina el bienestar y su incorporación al desarrollo nacional y da prioridad a las zonas de alta y muy alta marginación y a las poblaciones social y económicamente débiles. Es por tanto el principal instrumento del Estado Mexicano para impulsar el Desarrollo Rural Sustentable y la Seguridad y Soberanía Alimentaria.

La asignación presupuestaria del Programa Especial Concurrente para el Desarrollo Rural Sustentable, PEC, establecida en el Anexo 8 de este Decreto, se ordena en nueve vertientes:

I. Financiera;

II. Competitividad;



III. Social;

IV. Educativa;

V. Salud;

VI. Medio Ambiente;

VII. Infraestructura;

VIII. Laboral, y

IX. Agraria.

Dentro de las mencionadas vertientes del Programa Especial Concurrente, se agrupan y ordenan con una lógica transversal los programas presupuestarios y componentes de los mismos que son operados por los Ramos Administrativos que tienen incidencia en el medio rural.

De acuerdo a la Ley de Desarrollo Rural Sustentable, el Programa Especial Concurrente para el Desarrollo Rural Sustentable, tendrá una visión de integralidad, coordinación y sustentabilidad y promotora de la participación de la Sociedad Rural desde la configuración de sus programas, además de proporcionar certidumbre a la población rural.

El Ejecutivo Federal, mediante los convenios que al respecto celebre con los gobiernos de las entidades federativas y los municipios, propiciará la concurrencia y promoverá la corresponsabilidad de las distintas órdenes de gobierno, en el marco del federalismo y la descentralización, para construir el Programa Estatal Concurrente en cada entidad federativa, a través de los Consejos Estatales de desarrollo Rural Sustentable.

Este Programa deberá precisar metas, acciones concurrentes e indicadores de impacto, entre otros, que reflejen el beneficio del gasto público en el medio rural.

La asignación presupuestaria se distribuye en programas y componentes de gasto de cada uno de los ramos administrativos o generales que participan en el Programa Especial Concurrente, PEC, con el objeto de alinear los apoyos gubernamentales, eliminar duplicidades, promover sinergias y su complementariedad con el fin de facilitar el acceso de la población rural a los programas del campo.

Los ramos administrativos que participan en el Programa Especial Concurrente, PEC, establecerán un sistema de rendición de cuentas sobre el destino de los recursos fiscales de los programas concurrentes; el cual deberá incorporar los siguientes elementos: Región geográfica: entidad federativa, municipio y localidad; actividad productiva; eslabón de la cadena de valor; concepto de apoyo, y monto fiscal otorgado. Dicho sistema será coordinado por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, deberá estar disponible a partir del segundo trimestre del año, y tendrá un módulo específico que detalle los recursos fiscales destinados a los once productos básicos y estratégicos previstos en la Ley de Desarrollo Rural Sustentable: maíz, frijol, trigo, sorgo, arroz, caña de azúcar, café, huevo, leche, carne de bovino, porcino, aves y pescado.

Las vertientes, programas y ramos administrativos con su asignación de recursos se detallan en el Anexo 8.

Artículo 38. En apego a lo que establece la Ley de Desarrollo Rural Sustentable y a fin de que los recursos fiscales generen un mayor impacto en el desarrollo y sustentabilidad de las actividades



agropecuarias, acuícolas y pesqueras del país, las acciones de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, en el marco del Programa Especial Concurrente para el Desarrollo Rural Sustentable, tendrán como prioridades: apoyar en el combate a la pobreza, contribuyendo con la agricultura de autoconsumo a la seguridad alimentaria a las familias pobres que habitan principalmente en la zonas rurales, ampliar la oferta de bienes públicos, particularmente en materia de infraestructura, investigación y desarrollo, capacitación rural e información; contribuir a mitigar y a adaptar las actividades agropecuarias y pesqueras al fenómeno del cambio climático; prevenir y administrar los riesgos climáticos, sísmicos, sanitarios y de mercado; y contribuir a la sustentabilidad de las actividades agropecuarias y pesqueras en lo referente al aprovechamiento responsable del agua y la tierra, entre otras.

Asimismo, con la finalidad de atender puntualmente estas tareas se apoyarán con recursos fiscales a las actividades agropecuarias y pesqueras con los siguientes programas sujetos a reglas de operación: I) Apoyo a la Inversión en Equipamiento e Infraestructura; II) Apoyo al Ingreso Agropecuario: PROCAMPO para Vivir Mejor; III) Prevención y Manejo de Riesgos; IV) Desarrollo de Capacidades, Innovación Tecnológica y Extensionismo Rural; y, V) Sustentabilidad de los Recursos Naturales; a dichos programas se adicionarán otros ejes de política relacionados con la generación de información, y el desarrollo de mercados de las actividades agropecuarias y pesqueras. En las reglas de operación se identificarán los componentes mediante los cuales se destinen apoyos a (ampliar la oferta de) bienes públicos.

Los programas antes mencionados se sumarán a la perspectiva transversal del Programa Especial Concurrente para el Desarrollo Rural Sustentable, PEC, con el fin de incrementar la producción de alimentos de calidad en beneficio de las familias y se ejecutarán observando las prioridades establecidas en el Plan Nacional de Desarrollo 2007-2012, en su programa sectorial y en los acuerdos de la Comisión Intersecretarial para el Desarrollo Rural Sustentable.

Una estrategia especial de los programas y ejes de política pública será la atención de la competitividad de las 11 ramas productivas básicas, y que la Ley de Desarrollo Rural Sustentable las refiere a los siguientes productos: maíz, frijol, trigo, sorgo, arroz, caña de azúcar, café, huevo, leche, carne de bovino, porcino, y aves, y pescado.

I. Programa de Apoyo a la Inversión en Equipamiento e Infraestructura.

Este Programa proporciona recursos complementarios a las unidades económicas rurales para la ejecución de proyectos productivos, que permitan impulsar la viabilidad y competitividad de sus proyectos productivos, e incorporarlas a los procesos de agregación de valor (postproducción). También otorga recursos para apoyar la construcción y rehabilitación de infraestructura, a fin de incrementar el acceso a los mercados y reducir los costos de producción. Consta de dos vertientes, la de Activos Productivos Tradicional y la de proyectos estratégicos, cada una de las cuales está conformada a su vez por distintos componentes.

La vertiente de Activos Productivos Tradicional está conformada a su vez por los siguientes componentes: Agrícola Competitividad de las Ramas Estratégicas; Agrícola Competitividad de las Ramas no Estratégicas; PESA; Ganadero Tradicional; y Pesca.

Los proyectos estratégicos corresponderán a los siguientes componentes: Modernización Sustentable de la Agricultura Tradicional, Agricultura Protegida, Desarrollo de Zonas Áridas, Electrificación para Granjas Acuícolas, Infraestructura Pesquera y Acuícola, Manejo Postproducción (incluye infraestructura rastros TIF, FIMAGO, PROVAR e infraestructura para centros de acondicionamiento pecuario), Modernización de la Flota Pesquera y Racionalización del Esfuerzo Pesquero, Recursos Genéticos (agrícolas, pecuarios y acuícolas), Tecnificación del Riego, y Trópico Húmedo.

La infraestructura para centros de acondicionamiento pecuario consistirá en construir y equipar corrales para el acopio y manejo sanitario pecuario, y que faciliten la realización de subastas para su comercialización, además de infraestructura y equipamiento que mejore las condiciones y tiempos de traslado, particularmente entre zonas con diferente estatus sanitario, como fase previa para la implantación de una ganadería por contrato. Los proyectos tendrán como principales beneficiarios a pequeños criadores, y deberán ser canalizados y presentados por organizaciones ganaderas legalmente constituidas y que estén registradas de conformidad con la Ley de Organizaciones Ganaderas;

II. Programa de Apoyo al Ingreso Agropecuario PROCAMPO Para Vivir Mejor.

Este Programa está integrado por los componentes de PROCAMPO: Para Vivir Mejor, Diesel Agropecuario/ Modernización de la Maquinaria Agropecuaria, Diesel Marino, Fomento Productivo de Café, Gasolina Ribereña y Apoyo a Agricultura de Autoconsumo de Pequeños Productores hasta 3 hectáreas.

Los beneficiarios de Diesel Agropecuario/Modernización de la Maquinaria Agropecuaria, Diesel Marino, Gasolina Ribereña, podrán optar por continuar recibiendo este subsidio o, renunciar a éste y adherirse a los apoyos previstos en el presente decreto para la Modernización de la Maquinaria Agropecuaria, Modernización de la Flota Pesquera y Racionalización del Esfuerzo Pesquero según corresponda.

En el caso particular del componente Diesel Agropecuario/Modernización de la Maquinaria Agropecuaria, los beneficiarios elegibles para recibir el apoyo a la adquisición de diesel serán los productores que hayan tenido una cuota energética de menos de 20,000 litros anuales en 2010.

El componente de Fomento Productivo de Café podrá reorientarse a otros programas y componentes, previo acuerdo con el Sistema Producto Café, para transitar a mecanismos que estimulen la productividad.

El Componente de Apoyo a Agricultura de Autoconsumo de Pequeños Productores hasta 3 hectáreas tiene como propósito incrementar el acceso y reducir los costos de los insumos básicos de la producción de maíz, tales como fertilizantes, semillas y agroquímicos, considerando como referencia los lineamientos emitidos en 2010 para los estados de Chiapas y Oaxaca. Este componente será temporal y su padrón se incorporará al componente de la Modernización Sustentable de la Agricultura Tradicional, en la medida en que los elementos de capacitación, organización, la asistencia técnica contribuyan a estos objetivos que son establecer modelos sustentables económica y ambientalmente dentro de la agricultura tradicional;

III. Programa de Prevención y Manejo de Riesgos.

Este Programa está orientado a apoyar a los productores agropecuarios, pesqueros y acuícolas para prevenir o mitigar los impactos negativos provocados por contingencias climáticas, sanitarias o de mercado, con el fin de contribuir a mantener su patrimonio. Asimismo, esos apoyos permitirán dar mayor certidumbre a los intermediarios financieros respecto a la probabilidad de recuperar los créditos otorgados.

En este programa se encuentran los componentes de Apoyo al Ingreso Objetivo y a la Comercialización, Atención a desastres naturales en el sector Agropecuario y Pesquero, Garantías (incluye garantías para adquisición de fertilizantes y desarrollo pesquero), Fondo para la Inducción de Inversión en Localidades de Media, Alta y Muy Alta Marginación y Sanidades. En particular, el componente de Apoyo al Ingreso Objetivo considerará lo siguiente: Apoyo al Ingreso Objetivo; Coberturas de Precios y Especies Elegibles; Fondo de Administración de Riesgos de Precios Agropecuarios; Ganadería por Contrato; y Ordenamiento de Mercados de Granos y Oleaginosas.

El componente Fondo para la Inducción de Inversión en Localidades de Media, Alta y Muy Alta Marginación tiene como propósito inducir el financiamiento para la inversión en equipamiento e infraestructura, prioritariamente para solventar la aportación del pequeño productor requerida para acceder a los apoyos del programa correspondiente, en localidades de media, alta y muy alta marginación;

IV. Programa de Desarrollo de Capacidades, Innovación Tecnológica y Extensionismo Rural.

El objetivo del Programa es desarrollar las capacidades de la población rural, en forma individual u organizada, a fin de identificar áreas de oportunidad, formular, poner en marcha y consolidar proyectos que mejoren sus procesos productivos, comerciales, organizativos, financieros y empresariales, mediante apoyos a los servicios de capacitación, asistencia técnica y consultoría proporcionados por instituciones académicas o prestadores de servicios certificados por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Asimismo, este Programa impulsa la producción, productividad y competitividad agrícola, mediante el fomento a la investigación y transferencia de tecnología y con especial atención a los sistemas producto.

Este Programa está conformado por los siguientes componentes: Apoyos para la Integración de Proyectos (incluye Apoyos a Organizaciones Sociales, Elaboración e Integración de Proyectos y Sistemas Producto); Desarrollo de Capacidades y Extensionismo Rural, que incluye Convenios Estatales (Desarrollo de Capacidades y Extensionismo Rural), Desarrollo de Zonas Áridas, Modernización Sustentable de la Agricultura Tradicional, PESA y PROMAF (incluye producción, variedades de alto rendimiento y semillas de frijol y maíces mexicanos criollos y de consumo nacional); e Innovación y Transferencia de Tecnología.

El Componente de Innovación y Transferencia de Tecnología incluirá un fondo para la investigación e innovación tecnológica consistente en equipamiento e infraestructura de laboratorios de conformidad con las prioridades de los sistemas producto y que operará a través de INIFAP e INAPESCA, para apoyar a Centros, Institutos y Universidades Públicas a solicitud de los sistemas producto y/o de los Consejos Estatales del Desarrollo Rural Sustentable;

V. Programa de Sustentabilidad de los Recursos Naturales.

Este Programa promueve la realización de obras, prácticas, servicios y acciones para el aprovechamiento sustentable del suelo y agua, la creación y conservación de bancos de germoplasma, la regeneración del patrimonio genético del país y la reconversión e inducción productiva, incluyendo el fomento de la producción de biomasa para la generación de bioenergía, así como el uso de fuentes alternativas de energía; lo cual incide sobre la conservación, sustentabilidad y preservación de los ecosistemas del país.

En este Programa están incluidos los componentes de: Bioenergía y Fuentes Alternativas, Conservación y Uso sustentable de Suelo y Agua que incluye PESA, Disminución del Esfuerzo Pesquero, Inspección y Vigilancia Pesquera, Ordenamiento Pesquero y Acuícola; PROGAN; y Reconversión Productiva (incluye fondo para reconversión de las plantaciones de tabaco para cigarrillo).

En el caso del Componente PROGAN, el apoyo al aretado para ganado y los servicios técnicos correspondientes será extensivo a no beneficiarios del propio componente que así lo soliciten.

El fondo para reconversión de las plantaciones de tabaco para cigarrillo tiene como propósito otorgar apoyos para planificar, organizar e inducir la reconversión de las plantaciones de tabaco a otros fines con alta rentabilidad. Los proyectos deberán ser canalizados y presentados por organizaciones productoras de tabaco legalmente constituidas;



VI. Otros Ejes de Política Pública.

Otros ejes de política pública tienen el fin de coadyuvar al impulso de los mercados y a perfeccionar la información disponible para el sector, siendo los más relevantes el Sistema de Información para el Desarrollo Rural Sustentable, SINDRUS, la Promoción de Exportaciones y Ferias, Desarrollo de Mercados, y Planeación y Prospectiva;

VII. Recursos convenidos entre la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y las entidades federativas.

En el ejercicio 2011 se continuará el proceso de simplificación de los convenios y anexos técnicos para que la ejecución de los programas sea oportuna, sencilla, vinculada a los ciclos agrícolas, así como accesible a la población objetivo.

Derivado de la planeación agropecuaria y la pesquera efectuada por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y las entidades federativas y con el fin de fortalecer la federalización y transferencia de los recursos públicos a los estados, dicha Secretaría ejercerá 12,694 millones de pesos a través de convenios de coordinación con las entidades federativas, dentro de los componentes Agrícola, Ganadero, Pesca y Desarrollo Rural del Programa de Apoyo a la Inversión en Equipamiento e Infraestructura; dentro del componente de Desarrollo de Capacidades y Extensionismo Rural del Programa de Desarrollo de Capacidades, Innovación Tecnológica y Extensionismo Rural; dentro de los componentes Conservación y Uso Sustentable de Suelo y Agua, y Reconversión Productiva del Programa de Sustentabilidad de los Recursos Naturales, y en el PESA.

En la fracción VIII se establecen las condiciones generales de operación del PESA. La asignación de los recursos para el resto de los componentes señalados en el párrafo anterior y que ascienden a 10,144 millones de pesos se sujetará a lo siguiente:

a) La distribución entre entidades federativas de los recursos se realizará conforme a lo establecido en el Anexo 8a del presente decreto. Dichos recursos se transferirán a cada entidad federativa y se depositarán en los Fideicomisos de Fomento Agropecuario del Estado, FOFAE, o su equivalente, los cuales serán complementados con las aportaciones que realice la entidad federativa en este mismo instrumento a razón de 75% de aportación federal y 25% de aportación estatal; lo cual deberá de acreditarse al cierre del ejercicio. Los apoyos se entregarán a los beneficiarios de acuerdo a la disponibilidad de los recursos del fondo independientemente de su origen;

b) Corresponderá únicamente a las entidades federativas la responsabilidad de la oportuna ejecución de los recursos y dichos recursos serán administrados a través de los Fondos de Fomento Estatales, constituidos para este fin;

c) La SAGARPA en el mes de enero, en coordinación con los gobiernos estatales y los consejos estatales de desarrollo rural sustentable, establecerán el proceso de instalación, ubicación y fechas de apertura y cierre de ventanillas, que deberá ser consecuente con los ciclos agrícolas;

d) La notificación y liberación de recursos a los beneficiarios será realizada por el Presidente del FOFAE, previa dictaminación del FOFAE. La notificación se realizará en forma expedita. Se utilizará el pago electrónico salvo casos donde no sea factible;

e) SAGARPA supervisará y evaluará el desempeño e impacto de los recursos federalizados y en coordinación con la entidad federativa remitirá un informe trimestral a la Comisión de Agricultura y Ganadería de esta Cámara de Diputados, sobre el avance y ejecución de los mismos. Para tal efecto, la SAGARPA establecerá los mecanismos de control electrónico que resulten necesarios;

f) El porcentaje máximo de apoyo será de hasta el 50 por ciento del costo total del proyecto, con excepción de los apoyos dirigidos a productores de bajos ingresos que serán conforme se establezca en las reglas de operación y la estratificación realizada por las entidades federativas;

g) La mecánica de ejecución de los recursos federalizados se realizará de conformidad con las reglas de operación y los convenios de coordinación que establezca la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación con las entidades federativas. Dichos convenios se celebrarán en términos de lo dispuesto en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en los mismos se establecerán los calendarios de aportación y ejecución correspondientes. Asimismo, los recursos que se canalicen al desarrollo rural será a través de los componentes Agrícola, Ganadero, y Pesca en el marco del Programa de Apoyo a la Inversión en Equipamiento e Infraestructura;

h) De los recursos que se asignan a cada estado conforme a la fórmula del inciso a) de este artículo, las entidades federativas decidirán el monto que requieran por cada uno de los programas y componentes enunciados anteriormente, de conformidad con los resultados de la planeación realizada. Los consejos estatales de desarrollo rural sustentable establecerán los sistemas producto estratégicos para el desarrollo de la entidad y que serán los prioritariamente apoyados;

i) En los convenios de coordinación que las entidades federativas suscriban con la SAGARPA, podrán optar por la entrega de los recursos, en un mínimo de tres y un máximo de cinco aportaciones iguales, en el calendario que los estados establezcan en el convenio de coordinación. Una vez depositada la primera aportación, para que la SAGARPA pueda depositar la segunda y subsecuentes, el FOFAE deberá haber ejercido y pagado al menos el 70% de las aportaciones en función de cada programa y componente;

j) En su caso, los FOFAES deberán solicitar a la SAGARPA a más tardar el 15 de septiembre, la reprogramación de los recursos asignados en los convenios correspondientes, derivado de la demanda en cada uno de los programas y componentes, y

k) La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, junto con las Secretarías de Desarrollo Agropecuario o sus equivalentes en las entidades federativas, deberán actualizar y mejorar la matriz de indicadores de resultados, con el fin de identificar el impacto alcanzado del mismo, a más tardar el último día hábil del mes de junio. Asimismo, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación establecerá los mecanismos de coordinación necesarios con los gobiernos de las entidades federativas y municipales correspondientes para efectos de incrementar la viabilidad y el nivel de impacto de los recursos convenidos con las entidades federativas, a través de la concurrencia con el resto de programas federales, estatales y municipales, y estableciendo los mecanismos de rendición de cuentas, supervisión, seguimiento y evaluación de los mismos;

VIII. De los recursos del Proyecto Estratégico de Seguridad Alimentaria (PESA)

El PESA continuará apoyando a los productores que se encuentran en zonas de alta y muy alta marginación, debido a que es un instrumento que ha mostrado su eficacia al incrementar las capacidades productivas y económicas de las familias campesinas. Se mantiene la misma mecánica de operación del PESA 2010 y se mandata ampliar su cobertura al menos a los 15 estados con mayor índice de marginación y pobreza del país.

Los recursos deberán ser destinados a familias de menores ingresos y se aplicarán en localidades de muy alta marginación de conformidad con CONAPO, atendiendo la metodología de la Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO).

Los recursos serán depositados en los Fideicomisos de Fomento Agropecuario del Estado (FOFAE) sin la necesidad de aportación estatal en contrapartida; para ello, deberán celebrarse convenios específicos, acordados entre la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y los Gobiernos de las entidades federativas conforme a los convenios de coordinación.

La distribución de los recursos será para dieciséis entidades federativas y de la siguiente manera:

Chiapas, Guerrero y Oaxaca.- 400 millones de pesos para cada uno

Puebla, Hidalgo y Veracruz.- 205 millones de pesos para cada uno

Estado de México, Michoacán, Chihuahua, San Luis Potosí, Zacatecas y Durango.- 100 millones de pesos para cada uno.

Morelos.- 52 millones de pesos

Campeche.- 33 millones de pesos

Tlaxcala y Nayarit.- 25 millones de pesos para cada uno, y

IX. Otros aspectos generales.

Los montos establecidos en los programas del Ramo 08 en el Anexo 08 son intercambiables entre actividades y cultivos dentro del mismo programa y podrán ajustarse por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, y por los FOFAES, de conformidad con la demanda de apoyos solicitada y con las prioridades estatales establecidas.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación establecerá un sistema de rendición de cuentas sobre el destino de los recursos fiscales radicados en dicha dependencia para efectos de conformar con este mecanismo el Padrón Único de Beneficiarios; el cual deberá incorporar los siguientes elementos: clave o número de registro que le será asignado por la dependencia al beneficiario; región geográfica (entidad federativa, municipio y localidad); actividad productiva; ciclo agrícola; eslabón de la cadena de valor; concepto de apoyo; y monto fiscal otorgado; tratándose de apoyos destinados a bienes públicos, se considerará beneficiario a aquellas personas con las que se concerte la realización de acciones para alcanzar los objetivos correspondientes. Dicho sistema deberá estar disponible a partir del segundo trimestre del año, y tendrá un módulo específico que detalle los recursos fiscales destinados a los once productos básicos y estratégicos previstos en la Ley de Desarrollo Rural Sustentable: maíz, frijol, trigo, sorgo, arroz, caña de azúcar, café, huevo, leche, carne de bovino, porcino y aves, y pescado, así como los desglosados en el Anexo 8. A más tardar el 31 de diciembre el sistema tendrá disponibles los datos que permitan la identificación del beneficiario.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación publicará en su página de Internet la normatividad de operación de sus programas con antelación a la apertura de ventanillas.

El límite de apoyos por productor será el equivalente a la producción resultante de 100 hectáreas de riego o su equivalente en temporal; 2,500 cabezas de ganado vacuno o 5,000 en porcino y 11,000 en ovinos y caprinos para el sacrificio en Rastros TIF; 50 unidades animal para la reposición de pie de cría; y, para el caso de campañas fitozoosanitarias y sanidad acuícola e inocuidad agroalimentaria, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación establecerá los límites.

Para dar mayor certidumbre, en la elaboración de las Reglas de Operación se tendrá como prioridad conservar las características esenciales de las Reglas de Operación 2010, buscando simplificarlas, utilizando un lenguaje sencillo para el usuario, estructura uniforme, procedimientos estandarizados y normatividad para el usuario separada de la gubernamental. No se publicarán lineamientos complementarios a las Reglas de Operación, excepto aquellos que se justifiquen por razones de mercado.

Artículo 39. La ejecución de los proyectos y acciones del Programa de Empleo Temporal, PET, deberá llevarse a cabo en las épocas de baja demanda de mano de obra no calificada. Las dependencias, entidades y ejecutores del programa, en su caso, se apegarán a la estacionalidad de la operación por entidad federativa que se establezca en las reglas de operación del programa con el fin de no distorsionar los mercados laborales locales.

Para los efectos del párrafo anterior, continuarán operando los comités estatales con representación paritaria de los gobiernos federal y estatal, a fin de que, con base en las reglas de operación, se tomen en cuenta las características de cada región. De las decisiones que se tomen en el seno de dichos comités se mantendrá informado al Comité de Planeación y Desarrollo Estatal. El programa se sujetará a las reglas de operación aprobadas por el Comité Técnico del mismo.

Artículo 40. Las reglas de operación de los programas en materia de infraestructura hidroagrícola y de agua potable, alcantarillado y saneamiento, a cargo de la Comisión Nacional del Agua, deberán incluir:

A) Programas de Agua Potable, Alcantarillado y Saneamiento.

Cuando se otorguen subsidios destinados a los municipios y organismos operadores, se requerirá que cumplan con lo siguiente:

I. Hayan formalizado su adhesión a un acuerdo de coordinación celebrado entre los gobiernos federal y estatal y, en su caso, municipal, en el que se establezca un compromiso jurídico sancionado por sus ayuntamientos o, en su caso, por las legislaturas locales, para implantar un programa de corto y mediano plazo, definido en coordinación con la Comisión Nacional del Agua, que incluya metas cuantitativas intermedias y contemple un incremento gradual de la eficiencia física, comercial y financiera, especialmente procurando establecer tarifas que reflejen el verdadero costo de ofrecer los servicios, con el objeto de alcanzar la autosuficiencia de recursos en dichos organismos, así como asegurar la calidad y permanencia de la prestación de los servicios de agua potable, alcantarillado y saneamiento a la población.

Los municipios que participaron durante los años 2000 a 2010 en el programa a que se refiere el párrafo anterior, deberán demostrar ante la Comisión Nacional del Agua los avances que obtuvieron en el mejoramiento de su eficiencia física, comercial y financiera, o en su caso acordar con ésta los mecanismos y el seguimiento necesario para cumplir con las metas, a fin de que puedan acceder a los apoyos previstos para el presente ejercicio;

II. Estén al corriente en el pago de sus derechos, y

III. Informen trimestralmente a la Comisión Nacional del Agua y ésta a la Comisión de Recursos Hidráulicos, por conducto de la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, los proyectos que tienen en coparticipación con las entidades federativas en dicha materia.

Los apoyos otorgados por la Comisión Nacional del Agua promoverán la instalación de medidores en las entradas y salidas de agua en bloque, a fin de hacer eficiente el cobro de agua; dicha Comisión informará al respecto a la Cámara de Diputados, de manera trimestral.

La Comisión Nacional del Agua deberá informar, a solicitud de las entidades federativas, sobre la aplicación de los recursos en aquellos proyectos a cargo de la misma.



Las entidades federativas podrán utilizar los recursos provenientes del Fondo Metropolitano; del Fondo Regional, FONREGIÓN; y, del Fideicomiso para la Infraestructura en los Estados, FIES, como contraparte para recibir apoyo de los programas de agua potable, alcantarillado y saneamiento.

B) Infraestructura Hidroagrícola.

Para los programas de apoyo de los Distritos y Unidades de Riego, tendrán prioridad aquellas obras que realicen trabajos de modernización y/o tecnificación que permitan mejorar la eficiencia en el uso del agua, las de mayor rentabilidad y las que beneficien a más productores, y los criterios de elegibilidad se establecerán en las propias reglas de operación.

Los apoyos se brindarán directamente a las asociaciones civiles, sociedades de responsabilidad limitada y usuarios que utilicen el agua para riego y estén incorporados en el Registro Público de Derechos de Agua.

Los recursos distribuidos por entidad federativa destinados al programa hidráulico se desglosan en el Anexo 31.1.

Artículo 41. La operación del Sistema de Protección Social en Salud deberá sujetarse a lo siguiente:

I. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, difundirá, antes del 15 de enero, criterios públicos y objetivos para la definición de la población sujeta a la afiliación en el medio rural y urbano, prioritariamente a madres embarazadas y niños recién nacidos;

II. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, deberá dar a conocer semestralmente, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, la relación de localidades en las que opera el Sistema y el número de familias beneficiarias, en cada una de ellas por entidad federativa, así como el monto de las cuotas familiares, la cuota social y las aportaciones solidarias federal y estatal, por entidad federativa.

Adicionalmente, la Secretaría de Salud deberá actualizar el padrón de beneficiarios del programa procurando incluir la Clave Única de Registro de Población de cada uno de ellos;

III. Los recursos federales que se transfieran a las entidades federativas por concepto de cuota social y aportación solidaria federal deberán destinarse de la siguiente forma:

a) Hasta el 40 por ciento, por concepto de remuneraciones del personal ya contratado directamente involucrado en la prestación de servicios de atención a los afiliados al Sistema. En caso de que este porcentaje posibilite nuevas contrataciones para la prestación de estos servicios, éstas deberán efectuarse en apego a lo establecido en el Cuadragésimo Tercero Transitorio de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

La entidad federativa deberá continuar con el envío mensual a la Comisión Nacional de Protección Social en Salud del listado nominal de las plazas pagadas con estos recursos destacando nombre, remuneración, lugar de adscripción, tipo de contratación, puesto, entre otros, y conforme a los formatos establecidos por la Comisión Nacional de Protección Social en Salud.

La entidad federativa deberá enviar en los periodos establecidos esta información para estar en condiciones de recibir las transferencias federales de manera regular, conforme al artículo 81 del Reglamento de la Ley General de Salud en Materia de Protección Social en Salud;



b) Hasta el 30 por ciento, por concepto de adquisición de medicamentos, material de curación y otros insumos necesarios para la prestación de servicios a los afiliados al Sistema.

Para efectos de la compra de medicamentos asociados al Catálogo Universal de Servicios de Salud, CAUSES, así como al Fondo de Protección Contra Gastos Catastróficos, las entidades federativas se deberán sujetar a los precios máximos de referencia y a las disposiciones administrativas que expida la Secretaría de Salud, independientemente del procedimiento de adquisición. Adicionalmente, deberán reportar de manera semestral a la Comisión Nacional de Protección Social en Salud a través del sistema creado para tal fin, el cien por ciento de las adquisiciones realizadas, indicando también, entre otros aspectos: el nombre del proveedor, el evento de adquisición y el costo unitario, de las claves de medicamentos adquiridos. Dicha información deberá ser publicada en la página de Internet de la Comisión Nacional de Protección Social en Salud.

La Comisión Nacional de Protección Social en Salud sólo reconocerá los precios unitarios de referencia publicados y los montos reportados por el sistema. Cualquier sobreprecio respecto de éstos deberá ser financiado con recursos distintos a las Aportaciones Federales, a la Aportación Solidaria Estatal y a la Cuota Familiar.

La entidad federativa deberá enviar en los periodos establecidos esta información para estar en condiciones de recibir las transferencias federales de manera regular, conforme al artículo 81 del Reglamento de la Ley General de Salud en Materia de Protección Social en Salud;

c) Al menos el 20 por ciento, para acciones de promoción, prevención y detección oportuna de enfermedades que estén contenidas en el Catálogo Universal de Servicios de Salud, CAUSES, así como aquellas cubiertas por el Fondo de Protección Contra Gastos Catastróficos;

d) Hasta el 6 por ciento, para el gasto operativo y para el pago de personal administrativo del Régimen Estatal de Protección Social en Salud correspondiente a cada entidad federativa, de conformidad con los criterios y/o lineamientos establecidos por la Comisión Nacional de Protección Social en Salud para tal fin, y

e) Deberán destinarse recursos federales de cuota social y aportación solidaria federal para el otorgamiento de los servicios de salud, de las intervenciones contenidas en el Catálogo Universal de Servicios de Salud, CAUSES, en las localidades donde no existe infraestructura instalada de los Servicios Estatales de Salud, con la finalidad de incrementar la afiliación en dichas localidades y garantizar la prestación de servicios y el abasto de medicamentos a los afiliados al Sistema, a través del Programa Caravanas de la Salud, cuyo proyecto de presupuesto para la operación del programa deberá presentarse al Régimen Estatal de Protección Social en Salud correspondiente para su revisión, quien lo presentará a la Comisión Nacional de Protección Social en Salud para su análisis y, en su caso, validación;

IV. Los recursos federales que se transfieran a las entidades federativas podrán destinarse al fortalecimiento de la infraestructura médica, tales como remodelación, rehabilitación, así como conservación y mantenimiento con el objeto de lograr y/o mantener la acreditación de las unidades médicas.

Las entidades federativas deberán presentar a la Comisión Nacional de Protección Social en Salud, para su validación, un programa de infraestructura que incluya los siguientes requisitos:

a) Documento que detalle el tipo de obra, tipo de unidad, población potencial beneficiada y monto a invertir para cada una de las obras, y en su caso, para el equipamiento;

b) Los proyectos de remodelación y rehabilitación a desarrollar deberán estar incluidos en el Plan Maestro de Infraestructura que emita la Secretaría de Salud; quedan excluidos de esta disposición las acciones de conservación y mantenimiento, y

c) Deberá realizarse una adecuada planeación de los recursos para garantizar que los destinados a obra o acciones de mantenimiento y conservación de la infraestructura médica, vinculadas al Sistema de Protección Social en Salud no presenten un impacto adverso en el financiamiento del resto de los rubros a los que debe ser destinado el gasto para garantizar las intervenciones y medicamentos asociados al Catálogo Universal de Servicios de Salud, CAUSES.

Las disposiciones consideradas en las fracciones III y IV de este artículo deberán formar parte del anexo IV del Acuerdo de Coordinación que suscriba la Secretaría de Salud con las entidades federativas para la instrumentación del Sistema de Protección Social en Salud;

V. El Sistema de Protección Social en Salud continuará asignando los recursos previstos en la Ley General de Salud y demás disposiciones aplicables, para garantizar la atención médica y los medicamentos asociados a las enfermedades que cubren el Fondo de Protección contra Gastos Catastróficos;

VI. Las entidades federativas, a través de los Regímenes Estatales de Protección Social en Salud, deberán informar a la Comisión Nacional de Protección Social en Salud de manera mensual y en los medios definidos por ésta, el avance en el ejercicio de los recursos transferidos. Esta información deberá ser publicada de manera semestral en la página de internet de la Comisión Nacional de Protección Social en Salud.

Las entidades federativas deberán informar a la Comisión Nacional de Protección Social en Salud sobre la aplicación de los recursos federales transferidos, de acuerdo con lo establecido en la Ley General de Salud y su Reglamento, en los términos y medios definidos por ésta, y sujetarse a los criterios o lineamientos, que establezca para mejorar su desempeño.

La entidad federativa deberá enviar a la Comisión Nacional de Protección Social en Salud la programación del gasto para vigilar el apego a los porcentajes establecidos en la fracción III de este artículo. En casos excepcionales, la composición de los recursos podrá modificarse, previa autorización de la Comisión Nacional de Protección Social en Salud, siempre que las características estatales o perfil de salud de la población afiliada lo ameriten.

Es responsabilidad de las entidades federativas el cumplimiento de estas disposiciones para que la transferencia de recursos federales se realice de manera regular, conforme al artículo 81 del Reglamento de la Ley General de Salud en Materia de Protección Social en Salud;

VII. Las entidades federativas deberán informar trimestralmente a la Comisión Nacional de Protección Social en Salud, los siguientes aspectos de la compra de servicios a prestadores privados: Nombre del prestador privado; el padecimiento del Catálogo Universal de Servicios de Salud, CAUSES, que es atendido, y el costo unitario por cada intervención contratada. Esta información deberá ser publicada en las páginas de Internet de las Unidades de Protección Social en Salud en las entidades federativas, y de la Comisión Nacional de Protección Social en Salud;

VIII. El ejercicio de los recursos federales que se transfieran a las entidades federativas por concepto de cuota social y aportación solidaria federal para la adquisición de medicamentos asociados al Catálogo Universal de Servicios de Salud, CAUSES, deberá sujetarse a los precios máximos de referencia que determine la Secretaría de Salud. Dichos precios deberán estar orientados a reducir los costos unitarios de adquisición.

Las entidades federativas, con el objeto de promover el aseguramiento del abasto eficiente, distribución y entrega de los medicamentos asociados al CAUSES a los beneficiarios del Sistema, deberán, de conformidad con sus respectivas disposiciones aplicables sumarse a las estrategias de compras consolidadas y contratos marco.

Para tal efecto, la Comisión Nacional de Protección Social en Salud, quien se asesorará de la Comisión Coordinadora para la Negociación de Precios de Medicamentos y otros Insumos para la Salud, coadyuvará con las entidades federativas para establecer el esquema correspondiente en los términos de las disposiciones aplicables. Para dicho efecto, los gobiernos locales se sujetarán estrictamente al límite máximo de precios de referencia, así como a que los costos adicionales por sobreprecios de medicamentos y servicios de tercerización se cubran exclusivamente por dichos órdenes de gobierno;

IX. La Secretaría de Salud deberá levantar anualmente una encuesta de satisfacción entre los usuarios del Sistema de Protección Social en Salud y sus resultados deberán ser publicados en su página de Internet;

X. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud emitirá los lineamientos para la comunicación y la imagen institucional del Sistema de Protección Social en Salud que se desarrolle por cualquiera de los órdenes de gobierno;

XI. La Auditoría Superior de la Federación realizará durante el año 2011, dentro del marco de sus atribuciones, una auditoría sobre el cumplimiento por parte de las entidades federativas, de las obligaciones establecidas en el artículo 40 del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2010, y

XII. La Secretaría de Salud, por conducto de la Comisión Nacional de Protección Social en Salud, validará los proyectos de infraestructura que sean presentados para autorización del Comité Técnico del Fideicomiso del Sistema de Protección Social en Salud para su financiamiento a través del Fondo de Previsión Presupuestal, previo cumplimiento de las disposiciones establecidas en la materia, como su inclusión en el Plan Maestro de Infraestructura y Registro en Cartera de Inversiones en la Secretaría de Hacienda y Crédito Público, principalmente. Lo anterior, para garantizar que los proyectos de infraestructura y equipamiento financiados con dicho fondo se orienten al fortalecimiento de la red de prestadores del sistema y atiendan al incremento en la cobertura de la afiliación, de conformidad con lo establecido en el artículo 39 del Reglamento de la Ley General de Salud en Materia de Protección Social en Salud.

Artículo 42. La Comisión Nacional de Cultura Física y Deporte, podrá otorgar recursos públicos, subsidios, estímulos y apoyos a las asociaciones deportivas nacionales y demás instituciones y organismos públicos, siempre y cuando éstas:

I. Cumplan con la Ley General de Cultura Física y Deporte y su Reglamento, con el Programa Nacional de Cultura Física y Deporte y con las reglas de operación de la Comisión;

II. Informen a la Comisión, a más tardar el último día hábil de enero, sobre el ejercicio de los recursos públicos que hayan recibido durante el ejercicio fiscal 2010, así como los resultados obtenidos;

III. Informen a la Comisión, de acuerdo a los reportes periódicos que se establezcan en las reglas de operación, sobre el ejercicio de los recursos públicos federales que reciban y los resultados obtenidos;

IV. Entreguen su programa operativo anual con indicadores y metas, y alineado al Programa Nacional de Cultura Física y Deporte, y cuenten con la aprobación de la Comisión;

V. Acrediten estar integradas y operando de conformidad con las disposiciones aplicables, y

VI. Acrediten haber dado cumplimiento a sus obligaciones estatutarias y a su objeto social.

La Comisión Nacional de Cultura Física y Deporte entregará directamente los recursos públicos, subsidios, estímulos y apoyos, debiendo vigilar y asegurar su correcta aplicación y reportará el ejercicio de los mismos y los resultados obtenidos en los Informes Trimestrales; además de las dependencias a las que está obligada por otras disposiciones, a la Comisión de Juventud y Deporte de la Cámara de Diputados.

La Comisión Nacional de Cultura Física y Deporte, celebrará convenios de colaboración con la Confederación Deportiva Mexicana, con el objeto de que coadyuve en el cumplimiento de lo previsto en el presente artículo, dentro de sus atribuciones legales y estatutarias.

Artículo 43. El Fondo Regional tiene por objeto apoyar a los diez estados con menor índice de desarrollo humano respecto del índice nacional, a través de programas y proyectos de inversión destinados a mantener e incrementar el capital físico o la capacidad productiva, o ambos, así como a impulsar el desarrollo regional equilibrado mediante infraestructura pública y su equipamiento.

Para el presente ejercicio fiscal la asignación prevista para el Fondo Regional se distribuye conforme a lo señalado en el Anexo 12 de este Decreto. Los recursos se aplicarán y se evaluarán sus resultados conforme a las disposiciones aplicables. Por lo que se refiere a las erogaciones previstas en este artículo, se podrán asignar a los proyectos de inversión en infraestructura carretera, salud y educación, preferentemente tratándose de proyectos en fase de ejecución.

Artículo 44. Los recursos federales que se asignan en este Presupuesto de Egresos para el Fondo Metropolitano se distribuyen entre las zonas metropolitanas conforme a la asignación que se presenta en el Anexo 12 de este Decreto y se deberán aplicar, evaluar, rendir cuentas y transparentar en los términos de las disposiciones aplicables.

Los recursos del Fondo Metropolitano se destinarán prioritariamente a estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, en cualquiera de sus componentes, ya sean nuevos, en proceso, o para completar el financiamiento de aquellos que no hubiesen contado con los recursos necesarios para su ejecución; los cuales demuestren ser viables y sustentables, orientados a promover la adecuada planeación del desarrollo regional, urbano y del ordenamiento del territorio para impulsar la competitividad económica, la sustentabilidad y las capacidades productivas de las zonas metropolitanas, coadyuvar a su viabilidad y a mitigar su vulnerabilidad o riesgos por fenómenos naturales, ambientales y los propiciados por la dinámica demográfica y económica, así como a la consolidación urbana y al aprovechamiento óptimo de las ventajas competitivas de funcionamiento regional, urbano y económico del espacio territorial de las zonas metropolitanas.

Los estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento a los que se destinen los recursos federales del Fondo Metropolitano deberán estar relacionados directamente o ser resultado de la planeación del desarrollo regional y urbano, así como de los programas de ordenamiento de los asentamientos humanos en el territorio, por lo que deberán guardar congruencia con el Plan Nacional de Desarrollo 2007-2012 y con los programas en materia de desarrollo regional y urbano que se deriven del mismo, además de estar alineados con los planes estatales y municipales de desarrollo urbano y de los municipios comprendidos en la respectiva zona metropolitana.

Las decisiones sobre la asignación y aplicación de los recursos del Fondo Metropolitano las tomarán los gobiernos de los estados a través de su Consejo de Desarrollo Metropolitano y deberán sujetarse para su financiamiento a criterios objetivos de evaluación de costo y beneficio, así como de impacto



metropolitano, económico, social y ambiental, de acuerdo con las disposiciones del Fondo Metropolitano y las demás aplicables.

Para coadyuvar en la asignación, aplicación, seguimiento, evaluación, rendición de cuentas y transparencia de los recursos del Fondo Metropolitano, cada zona metropolitana deberá contar con un Consejo para el Desarrollo Metropolitano o un órgano equivalente que tendrá carácter estatal, donde las entidades federativas determinarán los mecanismos de participación de los municipios y un fideicomiso de administración e inversión, en los términos que se establezcan en este artículo, en las disposiciones del Fondo Metropolitano y en las demás aplicables.

El Consejo para el Desarrollo Metropolitano, o su equivalente, estará presidido por el gobernador o gobernadores e integrado por el presidente municipal o presidentes municipales y, en su caso, jefes delegacionales, del territorio que integra la zona metropolitana, así como por los representantes que señalen las disposiciones del Fondo Metropolitano. En el caso de zonas metropolitanas en territorio de dos o más entidades federativas la presidencia será rotativa y con duración de por lo menos un año.

Dicho Consejo deberá quedar instalado a más tardar el tercer mes del año de ejercicio, salvo cuando se trate del inicio de un nuevo mandato de gobierno estatal, en cuyo caso dispondrá de hasta 30 días naturales contados a partir de la fecha de toma de posesión del cargo.

El Consejo referido en los dos párrafos anteriores, o su equivalente, deberá asignar los recursos del Fondo Metropolitano exclusivamente a programas, obras y proyectos basados en un plan de orden metropolitano, conforme a lo dispuesto en este artículo, y remitir trimestralmente el informe del destino y aplicación de los recursos, del avance físico y financiero y de la evaluación de los resultados alcanzados y el impacto urbano, económico y social a la Secretaría de Hacienda y Crédito Público, así como a la Comisión de Desarrollo Metropolitano de la Cámara de Diputados, en los términos del artículo 85 de la Ley de Presupuesto y Responsabilidad Hacendaria y las demás disposiciones legales aplicables al Fondo Metropolitano.

Respecto de los recursos del Fondo Metropolitano, se procederá en los términos de las disposiciones aplicables para imponer o promover las sanciones que correspondan cuando las entidades federativas no hayan entregado la información a que se refiere el párrafo anterior.

Los Consejos Metropolitanos remitirán, trimestralmente y desglosada, a la Comisión de Desarrollo Metropolitano de la Cámara de Diputados, la información en la que se autoriza la asignación de recursos del Fondo Metropolitano, misma que estará disponible en el portal de Internet de las entidades federativas que conforman cada zona metropolitana, debiendo ésta actualizarla con la misma periodicidad.

Las Zonas Metropolitanas donde se asignen recursos del Fondo Metropolitano podrán aplicar parte de los recursos a la realización de un Plan de Desarrollo Metropolitano de mediano y largo Plazo, así como para que a partir de 2012 todos los proyectos que se realicen con los fondos cuenten con registro de la Unidad de Inversiones de la Secretaría de Hacienda y Crédito Público.

Artículo 45. La Secretaría de Educación Pública será responsable de emitir las reglas de operación de los programas sujetos a las mismas, de acuerdo a lo dispuesto en el artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las cuales contendrán, entre otras reglas, las siguientes:

I. La Secretaría de Educación Pública, antes del último día hábil de enero, emitirá las convocatorias para el concurso de los diversos fondos aprobados, con la excepción de los que estén sujetos a los calendarios escolares específicos;

II. Los recursos destinados a programas educativos deberán ser ejercidos exclusivamente por las autoridades educativas, tanto federales como estatales;

III. Las instituciones educativas contarán con un listado exhaustivo que contenga el personal comisionado a actividades sindicales. La Secretaría de Educación Pública enviará dichos listados a las comisiones de Vigilancia de la Auditoría Superior de la Federación y de Educación Pública y Servicios Educativos de la Cámara de Diputados, y

IV. En ningún caso podrán existir nóminas o partidas confidenciales. Los recursos públicos otorgados a las instituciones educativas que sean usados para el pago de nóminas deberán ejercerse en el marco de la transparencia y rendición de cuentas, por lo que los beneficiarios de dichos programas deberán reportar a la Secretaría de Educación Pública los montos pagados a cada trabajador.

Artículo 46. Los programas destinados a educación media superior y superior, sujetos a reglas de operación, deberán contener las siguientes disposiciones:

I. La Secretaría de Educación Pública al diseñar los programas deberá enviar a la Cámara de Diputados un informe sobre cómo dichos programas disminuirán los rezagos de cobertura y absorción en educación media superior y superior en las diversas regiones del País;

II. Las entidades federativas deberán enviar Informes Trimestrales tanto a la Cámara de Diputados, a través de sus comisiones de Educación Pública y Servicios Educativos y de Presupuesto y Cuenta Pública, como a la Secretaría de Educación Pública, sobre la aplicación de fondos para la operación de los subsistemas de educación media superior y superior;

III. Las instituciones públicas de educación superior estarán obligadas a la práctica de auditoría externa de su matrícula, debiendo enviar los resultados de ésta, así como un informe semestral específico sobre la ampliación de la misma, tanto a la Cámara de Diputados, a través de la Comisión de Educación Pública y Servicios Educativos, como a la Secretaría de Educación Pública;

IV. Las instituciones públicas federales y estatales de educación media superior y superior pondrán a disposición de la sociedad la información sobre la aplicación y uso de los recursos recibidos a través de este Presupuesto de Egresos. En el marco de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental y, en su caso, la ley local respectiva, las instituciones incorporarán en su página de Internet la información relacionada con los proyectos y los montos autorizados. En particular, el registro, la asignación, los avances técnicos, académicos o ambos, y el seguimiento del ejercicio de recursos, manteniendo la información autorizada con periodicidad trimestral, y

V. El subsidio ordinario para cada una de las Universidades Públicas Estatales es el que se incluye en el Anexo 29.1 de este Decreto.

La información a que se refiere este artículo deberá estar disponible de manera permanente y actualizada en la página de Internet de la Secretaría de Educación Pública, la cual deberá enviar dicha información a la Secretaría de Hacienda y Crédito Público de manera trimestral.

En este Decreto se incluyen recursos por $1,000.0 millones de pesos para la universalización de la Educación Media Superior.

Artículo 47. El Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad tiene por objeto dotar de recursos a las entidades federativas para promover la integración de las personas con discapacidad a través de un transporte público adaptado.

Para el presente ejercicio fiscal la asignación prevista del Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad se distribuirá conforme a lo señalado en el Anexo 12.1 de este Decreto.

TÍTULO QUINTO
OTRAS DISPOSICIONES PARA EL EJERCICIO FISCAL

CAPÍTULO ÚNICO

Artículo 48. Los apoyos con cargo a programas de desarrollo social deberán canalizarse con estricto apego a las disposiciones aplicables y de forma objetiva, sujetándose a los criterios establecidos en los artículos 1 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 17 Bis, fracción III, de la Ley Orgánica de la Administración Pública Federal.

Para lograr el seguimiento oportuno y transparente de los recursos públicos que se administran a través de dichos programas se establecerá un mecanismo de consulta a través del cual las autoridades responsables proporcionen los elementos necesarios a los distintos órdenes de gobierno, y a los partidos políticos a través de su representación parlamentaria en la Cámara de Diputados, que permitan la evaluación de dichos programas y el intercambio de información con respecto a la aplicación de los recursos, la actualización del padrón de beneficiarios, entre otros.

Artículo 49. Los fideicomisos públicos de fomento, las instituciones nacionales de seguros, las sociedades nacionales de crédito y las demás entidades financieras, otorgarán su financiamiento o contratarán sus seguros, a través de las instituciones financieras privadas que asuman parcial o totalmente el riesgo de recuperación de estos créditos o la cobertura del siniestro.

Lo dispuesto en el párrafo anterior no será aplicable a las operaciones siguientes:

I. Los avales y demás garantías, los cuales no podrán exceder del porcentaje del monto total por principal y accesorios del financiamiento que determine el órgano de gobierno de la entidad respectiva, con la conformidad de la Secretaría de Hacienda y Crédito Público en el mismo;

II. Las coberturas para inversiones en capital de riesgo y los créditos destinados a la elaboración de estudios y formulación de proyectos de inversión accionaria. La inversión accionaria y los créditos que se otorguen con la finalidad de constituirse como inversión accionaria, siempre que se realicen a través de fondos privados de inversión de capital;

III. Las operaciones realizadas por el Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C.;

IV. Los financiamientos otorgados por Nacional Financiera, S.N.C., por un monto total igual al porcentaje que determine su órgano de gobierno con el consentimiento de la Secretaría de Hacienda y Crédito Público en el mismo, en el primer bimestre del año, del total de los financiamientos estimados para el presente ejercicio fiscal;

V. Los financiamientos otorgados por el Banco Nacional de Comercio Exterior, S.N.C., por un monto igual al porcentaje que determine su órgano de gobierno con la conformidad de la Secretaría de Hacienda y Crédito Público en el mismo, en el primer bimestre del año, del total de los financiamientos estimados para el presente ejercicio fiscal;

VI. Los financiamientos otorgados por la Financiera Rural a los productores y a los intermediarios financieros rurales previstos en la Ley Orgánica de la Financiera Rural, distintos a las instituciones financieras señaladas en el párrafo primero del presente artículo, por un monto total igual al porcentaje



que determine su órgano de gobierno con el consentimiento de la Secretaría de Hacienda y Crédito Público en el mismo, en el primer bimestre del año del total de los financiamientos estimados para el presente ejercicio fiscal. Se establecerá un plan por la institución con las acciones que adoptará para incrementar gradualmente dicho porcentaje;

VII. Los créditos otorgados por el Instituto del Fondo Nacional de la Vivienda para los Trabajadores, el Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, y el Fondo Nacional de Apoyo a Empresas en Solidaridad;

VIII. Las operaciones que correspondan a prestaciones de carácter laboral, otorgadas de manera general;

IX. Las operaciones realizadas con el Gobierno Federal, las entidades, las entidades federativas y los municipios;

X. Los financiamientos a proyectos de infraestructura y servicios públicos, que se deriven de concesiones, contratos de prestación de servicios, de obra pública, de vivienda y de parques industriales, permisos y autorizaciones de las autoridades federales, de las entidades federativas y municipios, así como de sus entidades paraestatales y paramunicipales, y

XI. Los financiamientos otorgados por el Fideicomiso de Fomento Minero, los cuales serán hasta por un monto igual al porcentaje que determine su órgano de gobierno en el primer bimestre del año, mismo que no excederá del 10 por ciento del total de los financiamientos estimados para el presente ejercicio fiscal.

Asimismo, se deberá prever que los recursos que se otorguen se canalicen a través de políticas crediticias que previamente hayan sido autorizadas por las instancias competentes en apoyo de los sectores que se financien, y que en la operación global sean consistentes con la viabilidad financiera de estas instituciones en el mediano plazo.

Artículo 50. Los apoyos a intermediarios financieros no bancarios para sistemas informáticos que administren sus operaciones financieras, sólo podrán otorgarse cuando se dé cumplimiento a las disposiciones en la materia y conforme a lo siguiente:

I. Los intermediarios financieros no bancarios que inicien operaciones o soliciten apoyos para la adquisición o desarrollo de sistemas porque carecen de éstos, sólo podrán recibir apoyos para utilizar la plataforma tecnológica del Banco del Ahorro Nacional y Servicios Financieros, S.N.C., excepto en aquellos casos en donde no sea adaptable a la operación de dicho intermediario o exista una imposibilidad técnica para adaptar dicho sistema, de acuerdo con lo que determine esa Sociedad Nacional de Crédito.

El Banco del Ahorro Nacional y Servicios Financieros, S.N.C., establecerá los criterios con base en los cuales se podrá determinar que la plataforma tecnológica no es adaptable a la operación de los intermediarios financieros no bancarios o que existe una imposibilidad técnica por parte de los solicitantes para adaptar dicho sistema;

II. Los intermediarios financieros no bancarios que ya cuenten con sistemas podrán recibir apoyos para mantener y mejorar dichos sistemas o para migrar sus sistemas actuales hacia la plataforma tecnológica del Banco del Ahorro Nacional y Servicios Financieros, S.N.C. El monto del apoyo para mantener y mejorar sistemas existentes será de hasta la mitad del apoyo máximo que otorgue el Banco del Ahorro Nacional y Servicios Financieros, S.N.C. para la implantación de su plataforma tecnológica. Dichos montos deberán estar publicados en la página de Internet de dicha Institución, y



III. Podrán otorgarse recursos adicionales para disminuir los costos transaccionales de operar la plataforma tecnológica del Banco del Ahorro Nacional y Servicios Financieros, S.N.C., siempre que dichos costos disminuyan gradualmente y no excedan de un año.

Las dependencias o entidades que otorguen subsidios para la apertura de sucursales de intermediarios financieros no bancarios deberán notificarlo a la unidad administrativa competente en materia de banca de desarrollo de la Secretaría de Hacienda y Crédito Público, indicándole el tipo de actividades que realizarán en las sucursales y la ubicación de las mismas, de conformidad con los lineamientos que establezca dicha unidad administrativa.

Artículo 51. Con el objeto de impulsar la cultura del pago por suministro de agua en bloque en los Distritos de Riego y mejorar la infraestructura de riego, el Ejecutivo Federal, a través de la Comisión Nacional del Agua, devolverá a los Distritos de Riego que estén al corriente en sus pagos, un importe de recursos equivalente a las cuotas que se generen en el presente ejercicio fiscal, los cuales se destinarán en un 65 por ciento a la conservación y mantenimiento de los canales y drenes menores; 25 por ciento a la conservación de la red mayor, canales y drenes principales; 8 por ciento al mantenimiento de las obras de cabeza; y, 2 por ciento a la supervisión y gasto de operación.

Artículo 52. Los programas de la Secretaría de Educación Pública, destinados a fomentar la expansión de la oferta educativa de los niveles Media Superior y Superior, establecerán mecanismos que permitan disminuir el rezago en el índice de cobertura en aquellas entidades federativas que estén por debajo del promedio nacional.

Los recursos federales que reciban las universidades e instituciones públicas de educación media superior y superior, incluyendo subsidios, estarán sujetos a la fiscalización que realice la Auditoría Superior de la Federación en términos de lo establecido en la Ley de Fiscalización y Rendición de Cuentas de la Federación, y se rendirá cuenta sobre el ejercicio de los mismos en los términos de las disposiciones aplicables, detallando la información siguiente:

I. Los programas a los que se destinen los recursos y el cumplimiento de las metas correspondientes;

II. El costo de nómina del personal docente, no docente, administrativo y manual, identificando las distintas categorías y los tabuladores de remuneraciones por puesto, responsabilidad laboral y su lugar de ubicación;

III. Desglose del gasto corriente destinado a su operación;

IV. Los estados de situación financiera, analítico, así como el de origen y aplicación de recursos públicos federales, y

V. La información sobre matrícula de inicio y fin de cada ciclo escolar.

De conformidad con la Ley General de Contabilidad Gubernamental, así como con los lineamientos que emita en la materia el Consejo Nacional de Armonización Contable, las universidades e instituciones públicas de educación media superior y superior llevarán el registro y la fiscalización de los activos, pasivos corrientes y contingentes, ingresos, gastos y patrimonio.

Las universidades e instituciones públicas de educación media superior y superior a que se refiere este artículo entregarán a la Secretaría de Educación Pública la información señalada en el mismo, a más tardar el día 15 de los meses de abril, julio y octubre de 2011 y 15 de enero de 2012. Dicha Secretaría entregará esta información a la Comisión de Educación Pública y Servicios Educativos de la Cámara de Diputados y la publicará en su página de Internet, a más tardar a los 30 días naturales posteriores al periodo correspondiente.

Los resultados de las auditorías que realice la Auditoría Superior de la Federación dentro del marco de sus atribuciones, serán enviados a la Cámara de Diputados.

Las autoridades correspondientes para aplicar dichos recursos verificarán que el personal de cada una de las universidades e instituciones de educación media superior y superior públicas, cumplan con sus obligaciones en términos de los contratos laborales correspondientes realizándose, en su caso, la compulsa entre las nóminas y los registros de asistencia.

La Secretaría de Educación Pública enviará la información a que se refiere este artículo a la Secretaría de Hacienda y Crédito Público dentro de los 10 días hábiles posteriores a que aquélla la reciba.

Artículo 53. Las sanciones económicas que, en su caso, aplique el Instituto Federal Electoral derivado del régimen disciplinario de los partidos políticos durante 2011, serán reintegradas a la Tesorería de la Federación dentro de los 30 días naturales siguientes a la fecha en que se realice el pago o se haga efectivo el descuento. Los recursos obtenidos por este concepto serán destinados en los términos de las disposiciones aplicables al Ramo 38 para el Consejo Nacional de Ciencia y Tecnología y los Centros Públicos de Investigación, los cuales deberán destinarse a actividades sustantivas y proyectos científicos; dichos recursos no podrán ejercerse en servicios personales y deberá reportarse en los Informes Trimestrales sobre el ejercicio y destino de dichos recursos.

Artículo 54. El Ejecutivo Federal, por conducto del Instituto Mexicano de la Juventud y con el apoyo de la Secretaría de Hacienda y Crédito Público, establecerá mecanismos específicos para dar seguimiento a los recursos destinados a la atención de los jóvenes entre los 12 y 29 años de edad, así como de las acciones que garanticen las condiciones necesarias para su desarrollo integral.

Las dependencias y entidades responsables de los programas incluidos en el Anexo 22 procurarán que en el diseño y ejecución de sus programas y en sus reglas de operación se considere específicamente la atención a los jóvenes, tomando en consideración sus características y necesidades, así como de generar la información estadística desagregada para el grupo de edad referido en el párrafo anterior. En particular, con respecto al programa piloto de becas referido en el Anexo "29. Ampliaciones a Educación", se buscará articular prioritariamente dichas acciones mediante las reglas de operación que al efecto expida la Secretaría de Educación Pública.

Asimismo, dichas dependencias y entidades deberán informar trimestralmente al Instituto Mexicano de la Juventud, a la Secretaría de Hacienda y Crédito Público y a la Comisión de Juventud y Deporte de la Cámara de Diputados, sobre los recursos ejercidos y las acciones, servicios y/o apoyos realizados, en beneficio de personas jóvenes, de conformidad con la Ley del Instituto Mexicano de la Juventud y demás disposiciones aplicables.

Artículo 55. El programa 70 y más dispondrá de recursos por $13,287,220,934.00 millones de pesos con los cuales deberá cubrir las localidades de hasta 30 mil habitantes y alrededor de 2.3 millones de adultos mayores de 70 años. En caso de así permitirlo la disponibilidad presupuestaria, podrá aumentar gradualmente su cobertura en términos del tamaño de la localidad.

En los Informes Trimestrales que se remitan a la Cámara de Diputados en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Desarrollo Social deberá incluir una descripción de la estrategia de ampliación de cobertura prevista para el segundo trimestre, así como un informe relativo a la ejecución de dicha estrategia de ampliación en el trimestre que se reporta. Los gastos de operación del Programa no deberán exceder el 7 por ciento del presupuesto total del mismo.



Artículo 56. Para la ejecución de las líneas de acción establecidas en el Programa Nacional de Derechos Humanos 2008-2012, cada dependencia competente deberá realizar las actividades pertinentes para implementar las líneas de acción establecidas en dicho programa.

TRANSITORIOS

PRIMERO. El presente Decreto entrará en vigor el primero de enero del año 2011.

SEGUNDO. Las dependencias y entidades que en los años 2008, 2009 y 2010, hayan aplicado las medidas establecidas en los artículos 5 fracción II, del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2008, y 4 fracción II, de los Decretos de Presupuesto de Egresos de la Federación para los ejercicios fiscales de 2009 y 2010, respectivamente, así como los Poderes Legislativo y Judicial, deberán restituir con cargo a sus respectivos presupuestos, en los plazos y términos de los artículos citados y de las demás disposiciones aplicables, los montos equivalentes a los recursos que hayan utilizado para cubrir las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, descontará los recursos correspondientes de las ministraciones posteriores de recursos.

TERCERO. Los recursos para las entidades federativas relativos al Fondo de Aportaciones para la Educación Tecnológica y de Adultos, a que se refiere el artículo 42 de la Ley de Coordinación Fiscal, correspondientes al presupuesto regularizable de servicios personales, y a las previsiones para sufragar las medidas salariales y económicas que establece el artículo 22 de este Decreto, se destinarán a lo dispuesto en el artículo 42 de dicha ley.

CUARTO. En el marco de la Ley General de Contabilidad Gubernamental, las operaciones correspondientes a los ramos administrativos y generales deberán realizarse con carácter obligatorio a partir de enero de 2011, a través de las herramientas tecnológicas establecidas por la Secretaría de Hacienda y Crédito Público para registrar a nivel transaccional, las operaciones relacionadas con el sistema de contabilidad gubernamental y su uso en la emisión y cobro de las cuentas por liquidar certificadas.

QUINTO. Las dependencias y entidades deberán remitir a la Secretaría de Hacienda y Crédito Público, la información sobre los contratos de seguros que celebren sobre los bienes a su cargo, en donde se consignen las condiciones pactadas, así como el inventario actualizado de los bienes con que cuenten y los siniestros realizados a dichos bienes, de conformidad con los manuales y formatos que expida dicha secretaría, los que determinarán los plazos y los medios a través de los cuales deberá hacerse llegar dicha información.

Las dependencias y entidades contarán con bases de datos, las cuales contendrán registros con la información propia de los siniestros realizados sobre los bienes a su cargo, con independencia de la información proveída por las aseguradoras obligadas al amparo del contrato de seguro respectivo celebrado con aquellas. La forma de actualizar las bases de datos a que se refiere este párrafo se determinará de conformidad con los manuales y formatos a que se refiere el párrafo anterior.

La Secretaría de Hacienda y Crédito Público establecerá los mecanismos que permitan intercambiar información sobre los bienes a cargo de las dependencias y, procurando tener, entre otra información en línea, la referida a avalúos y montos asegurados.

Lo anterior, a efecto de que la Secretaría de Hacienda y Crédito Público se encuentre en condiciones de asesorar a las dependencias y entidades en la elaboración de sus programas de aseguramiento, de sus manuales de procedimientos sobre la contratación de seguros y soporte de siniestros, en la determinación de sus niveles de retención máximos y en la prevención y disminución de los riesgos inherentes a los bienes con que cuenten, así como para asesorar en el proceso de siniestros realizados y



reportados a las compañías de seguros con los que dichas dependencias y entidades mantengan celebrados contratos de seguros sobre bienes.

Las dependencias y entidades deberán comunicar a sus comités de adquisiciones o equivalentes, las razones por las que no solicitaron la asesoría sobre alguno de los aspectos señalados en el párrafo anterior o por las que no atendieron las recomendaciones que con motivo de la misma se hubiesen formulado. Dicha comunicación se enviará a la Secretaría de Hacienda y Crédito Público, para su conocimiento dentro de los 10 días naturales siguientes a la fecha en las que se presentaron a los comités señalados, en el formato que esa dependencia publique en su página de Internet.

La Secretaría de Hacienda y Crédito Público analizará y clasificará, con base en la información que las dependencias y entidades le remitan de conformidad con el presente artículo, los activos fijos de dichas dependencias y entidades, los cúmulos de riesgo, la dispersión y exposición de las unidades de riesgo y los contratos de seguros sobre bienes que las mismas hubiesen celebrado. Asimismo, dicha Secretaría podrá proponer a las dependencias y entidades, esquemas de transferencia de riesgos y de contratación centralizada, con el propósito de beneficiar las condiciones de contratación de la Administración Pública Federal.

SEXTO. Los recursos del fondo de reserva constituido por el Instituto Mexicano del Seguro Social para garantizar el cumplimiento de las obligaciones derivadas del pago de los subsidios correspondientes al Programa Primer Empleo, aportados por el Ejecutivo Federal en términos del artículo 8 del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2007, podrán ser utilizados para apoyar a empresas en el cumplimiento de sus obligaciones de la Seguridad Social, en el marco del Decreto por el que se establece el programa para la creación de empleo en zonas marginadas, publicado en el Diario Oficial de la Federación el 4 de marzo de 2008.

SÉPTIMO. Las dependencias y entidades promoverán administrativamente entre sus trabajadores ubicados en el supuesto del Décimo Sexto Transitorio de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, que acrediten su antigüedad y soliciten la acreditación de los Bonos de Pensión que les correspondan, cuando ese sea su interés, en los términos que al efecto establece el Título Tercero del Reglamento para el otorgamiento de pensiones del régimen de cuentas individuales del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

OCTAVO. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, con la participación que corresponda al Consejo Nacional de Armonización Contable, establecerá los términos y condiciones para la distribución del fondo concursable previsto en este Presupuesto de Egresos, para el otorgamiento de subsidios a las entidades federativas y a los municipios para la capacitación y profesionalización de las unidades administrativas competentes en materia de contabilidad gubernamental, así como para la modernización de tecnologías de la información y comunicaciones que permitan el cumplimiento de la armonización contable de los tres órdenes de gobierno conforme a lo dispuesto en el artículo Noveno Transitorio de la Ley General de Contabilidad Gubernamental.

Las disposiciones a que se refiere el párrafo anterior deberán ser publicadas en el Diario Oficial de la Federación, a más tardar dentro del primer trimestre del año.

NOVENO. Los recursos previstos en el ramo 04 Gobernación de este presupuesto por $443,424,000.00, para el otorgamiento de subsidios destinados a la implementación del Sistema de Justicia Penal en las entidades federativas, se sujetarán a las disposiciones legales aplicables, así como a las Directrices para la aplicación de los recursos destinados a la Implementación de la Reforma del Sistema de Justicia Penal que la Secretaría de Gobernación emita durante el mes de enero, a través de las cuales se establecerán los requisitos y procedimientos para que las entidades federativas puedan acceder a los recursos asignados en este Presupuesto de Egresos, con la finalidad de dar cumplimiento al Octavo Transitorio del Decreto por el que se reforman y adicionan diversas disposiciones de la

Constitución Política de los Estados Unidos Mexicanos, publicado en el Diario Oficial de la Federación el 18 de junio de 2008.

En las directrices que hace referencia el párrafo anterior, se promoverá y vigilará que su erogación y aplicación se realice dentro del presente ejercicio fiscal y se alcancen los objetivos para los que están destinados. Para tales efectos, los convenios de coordinación correspondientes establecerán mecanismos que contribuyan a agilizar la recepción y el ejercicio de los recursos que reciban las entidades federativas.

DÉCIMO. A partir del 1 de enero de 2011, las erogaciones a que se refiere el presente Decreto deberán ser registradas por los ejecutores de gasto en términos de las previsiones contenidas en el Clasificador por Objeto del Gasto, aprobado por el Consejo Nacional de Armonización Contable.

DÉCIMO PRIMERO. Las erogaciones previstas en el presente Decreto, incluyen los recursos para el Instituto Federal de Acceso a la Información y Protección de Datos, conforme a lo previsto en el Anexo 26. Los recursos autorizados al Instituto en este Presupuesto no podrán ser traspasados.

Se autoriza al instituto señalado a crear las plazas necesarias para dar cumplimiento a las nuevas atribuciones que le fueron conferidas por la Ley Federal de Protección de Datos Personales en Posesión de los Particulares.

DÉCIMO SEGUNDO. El destino y ejercicio de los recursos del Fideicomiso del Fondo de Cobertura Social de Telecomunicaciones deberá reportarse por la Secretaría de Comunicaciones y Transportes en los Informes Trimestrales, incluyendo el destino y el monto ejercido durante el periodo correspondiente y el saldo disponible.

La Auditoría Superior de la Federación, en el ámbito de sus atribuciones, dará puntual seguimiento al desarrollo del Sistema Satelital, en su caso, realizará las auditorías especiales que disponga la Comisión de Vigilancia de la Auditoría Superior de la Federación de la Cámara de Diputados.

DÉCIMO TERCERO. No se podrá ejercer el monto autorizado en este Decreto para el Programa para el Desarrollo de las Industrias de Alta Tecnología (PRODIAT), en tanto la Suprema Corte de Justicia de la Nación emita resolución que cause estado sobre los juicios de Controversia Constitucional con números de expediente 73/2010 y 74/2010, iniciados durante el año 2010, relacionados con el proceso de transición de televisión analógica a televisión digital.

DÉCIMO CUARTO. En el evento de que la Suprema Corte de Justicia de la Nación emita resolución que cause estado sobre los juicios de Controversia Constitucional con números de expediente 73/2010 y 74/2010, iniciados durante el año 2010, relacionados con el proceso de transición de televisión analógica a televisión digital que implique la liberación de los recursos condicionados en el artículo Décimo Tercero Transitorio del presente Decreto, se prohíbe el uso de recursos públicos para el subsidio total o parcial, o bien para el otorgamiento de apoyos económicos en cualquier modalidad, respecto de equipos electrónicos y/o electrodomésticos relacionados con dicho proceso de transición a televisión digital en las entidades federativas que estén en proceso electoral, conforme a las disposiciones aplicables, durante el ejercicio fiscal de 2011.

DÉCIMO QUINTO. A más tardar el 31 de enero de 2011 el Ejecutivo Federal, por conducto de la Secretaría de Gobernación, deberá presentar a la Cámara de Diputados las disposiciones generales para el Fondo de Desastres Naturales, así como para el Fondo de Reconstrucción de Entidades Federativas, que consideren que el ejercicio de dichos fondos sea sencillo y permita atender oportunamente las necesidades de la población afectada por un desastre natural.



Las disposiciones generales a que se refiere el párrafo anterior deberán sujetarse a los principios de eficacia, transparencia, oportunidad y honradez.

El Ejecutivo Federal y los gobiernos de las entidades federativas en las que se haya emitido declaratoria de desastre en términos de la Ley General de Protección Civil, en las que acrediten daños a la infraestructura ocasionados por fenómenos naturales, mediante dictamen conjunto de las autoridades federales y estatales competentes, podrán acordar que el primero realice la ejecución de obras y acciones de reconstrucción de infraestructura estatal, hasta por el 50 por ciento del costo total de la reconstrucción de la misma, en el entendido de que la ejecución de obras y acciones de reconstrucción de que se trata no estará sujeta a que los recursos federales se ejerzan de manera concurrente con recursos de dichos órdenes de gobierno.

En caso de que algún gobierno estatal solicite que la ministración de apoyos relacionados con una declaratoria de desastre, en la que se acrediten daños a la infraestructura ocasionados por fenómenos naturales, ocurridos durante el ejercicio fiscal 2010, se realice en términos de las disposiciones generales antes referidas, podrá solicitarlo por escrito al Ejecutivo Federal en términos de las previsiones legales que se emitan para tal efecto.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, deberá remitir a la Cámara de Diputados, un informe trimestral sobre la aplicación detallada de los recursos ejercidos y comprometidos del presupuesto del Fondo de Reconstrucción de entidades federativas. Asimismo, deberá reportar las disponibilidades que se registren al trimestre que corresponda.

DÉCIMO SEXTO. Los proyectos del Programa de Infraestructura Económica de Carreteras Alimentadoras y Caminos Rurales del Ramo 09 que no cuentan con registro en la cartera de inversión señalados en el anexo respectivo de este Decreto, se sujetarán a lo siguiente:

I. Las entidades federativas podrán, a partir del inicio del ejercicio fiscal y hasta el último día hábil de febrero, presentar dichos proyectos para su registro en la cartera de programas y proyectos de inversión. La Secretaría de Hacienda y Crédito Público, conforme a las disposiciones aplicables realizará el análisis y trámite correspondiente de manera expedita, con el objeto de que los proyectos inicien su ejecución a la brevedad posible;

II. Una vez que dicho proyecto cuente con registro en la cartera de programas y proyectos de inversión, se podrán realizar los trámites conducentes para efectos de la suscripción del convenio de reasignación correspondiente en términos de las disposiciones aplicables;

III. El recurso reasignado a la entidad federativa estará sujeto al cumplimiento de la normatividad federal aplicable en materia de obras públicas y servicios relacionados con las mismas, su Reglamento, en las demás disposiciones aplicables y, en lo conducente, a la normatividad de la Secretaría de Comunicaciones y Transportes, y

IV. Los recursos reasignados a las entidades federativas a que se hace referencia en este artículo, sólo podrán aplicarse a los proyectos para los que son autorizados, los cuales se detallan en el Anexo respectivo de este Decreto; en consecuencia, queda prohibido transferir o traspasar dichos recursos a cualquier otro programa o proyecto.

DÉCIMO SÉPTIMO. Las entidades federativas deberán establecer Consejos de Armonización Contable, en los que se incluyan a los municipios, órganos de fiscalización estatales y colegios de contadores, con el propósito de que coadyuven en el proceso de implementación de los acuerdos aprobados en el Consejo Nacional de Armonización Contable.



DÉCIMO OCTAVO. Para el ejercicio fiscal 2011 los recursos asignados al programa transversal de Empleo Temporal (PET) se procurarán convenir con las entidades federativas, de acuerdo a los criterios normativos que se fijen por el Comité Técnico del PET.

DÉCIMO NOVENO. Con el propósito de fortalecer el desarrollo y la inversión en infraestructura urbana que permita apoyar a las distintas regiones del país, se autoriza $2,200,000,000.00 a los municipios y demarcaciones territoriales del Distrito Federal, a fin de que se otorguen apoyos económicos con el objeto de realizar obras de pavimentación y de espacios deportivos.

La Secretaría de Hacienda y Crédito Público a más tardar el 31 de enero, emitirá el calendario de distribución de dichos recursos, mismos que comenzará a ministrar a partir de febrero tomando en cuenta la opinión de la Comisión de Presupuesto y Cuenta Pública. Los municipios o demarcaciones territoriales del Distrito Federal que reciban recursos para dicho propósito deberán informar sobre su uso y destino, a partir del mes de abril de manera trimestral, a efecto de que las instancias fiscalizadoras competentes lleven a cabo auditorías a partir de mayo. En caso de que se detecten desvíos en el uso y destino de dichos recursos, se podrán suspender futuras ministraciones.

Los municipios y demarcaciones territoriales del Distrito Federal deberán destinar el uno por ciento del monto total de los recursos que le hayan sido asignados conforme al presente artículo, para el órgano técnico de fiscalización de la legislatura estatal o su equivalente, para efectos de la debida aplicación de los recursos y su posterior fiscalización.

VIGÉSIMO. De la ampliación asignada al Instituto Politécnico Nacional en el Anexo 29 Educación, se incluyen 80.0 millones de pesos para la construcción de la segunda etapa del Campus IPN Zacatecas.

VIGÉSIMO PRIMERO. La asignación y distribución de los montos autorizados en los programas y actividades contenidas en el Anexo 10, erogaciones para la igualdad entre mujeres y hombres del presente Decreto, no deberá modificarse durante el ejercicio fiscal 2011, y las dependencias y entidades responsables de su ejecución y coordinación no podrán destinar dichos montos a actividades diferentes a las establecidas.

VIGÉSIMO SEGUNDO. La Cámara de Diputados proveerá a cargo del Presupuesto 2011, las prestaciones de seguridad social a los trabajadores de la misma, realizando los ajustes y transferencias a las partidas que correspondan.

VIGÉSIMO TERCERO. La liberación de los recursos públicos que en cualquier modalidad han sido aprobados en el presente Decreto para la realización de la obra "Acueducto Independencia" con la finalidad de llevar agua de la presa Plutarco Elías Calles "El Novillo" a la Ciudad de Hermosillo, Sonora, deberá contar con el proyecto ejecutivo correspondiente y la autorización previa y resolución favorable por parte de las autoridades competentes, que en su caso apliquen en materia de:

A) Evaluación del impacto ambiental;

B) Manifestación de impacto regulatorio;

C) Prevención, mitigación y compensación de los daños a la ecología y al medio ambiente en términos de la Ley General del Equilibrio Ecológico y la Protección al Ambiente; y

D) El estudio geológico autorizado por las autoridades correspondientes.

Por otro lado deberá acreditar ante las autoridades federales correspondientes el cumplimiento de los requisitos legalmente establecidos para la realización de la obra y que cuenta con los títulos de posesión de los derechos de vía de paso que correspondan para la misma.



ANEXO 1. GASTO NETO TOTAL (pesos)

A: RAMOS AUTÓNOMOS			**59,846,749,098**
Gasto Programable			
	01	Poder Legislativo	10,210,266,797
		Cámara de Senadores	3,585,047,913
		Cámara de Diputados	5,293,124,208
		Auditoría Superior de la Federación	1,332,094,676
	03	Poder Judicial	38,035,758,006
		Suprema Corte de Justicia de la Nación	4,653,880,323
		Consejo de la Judicatura Federal	31,383,022,583
		Tribunal Electoral del Poder Judicial de la Federación	1,998,855,100
	22	Instituto Federal Electoral	10,499,006,365
	35	Comisión Nacional de los Derechos Humanos	1,101,717,930
RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA			
		Instituto Nacional de Estadística y Geografía	4,551,100,000
B: RAMOS ADMINISTRATIVOS			**862,063,200,276**
Gasto Programable			
	02	Presidencia de la República	1,786,561,557
	04	Gobernación	16,386,141,654
	05	Relaciones Exteriores	5,823,457,504
	06	Hacienda y Crédito Público	38,992,520,159
	07	Defensa Nacional	50,039,456,571
	08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	73,821,342,964
	09	Comunicaciones y Transportes	86,420,559,265
	10	Economía	16,507,304,164
	11	Educación Pública	230,684,550,722
	12	Salud	105,313,896,605
	13	Marina	18,270,177,440
	14	Trabajo y Previsión Social	3,704,657,375
	15	Reforma Agraria	5,606,676,172
	16	Medio Ambiente y Recursos Naturales	51,222,023,768
	17	Procuraduría General de la República	11,997,812,200
	18	Energía	3,093,242,943
	20	Desarrollo Social	80,267,433,904
	21	Turismo	4,818,313,704
	27	Función Pública	1,346,104,529
	31	Tribunales Agrarios	871,860,134
	32	Tribunal Federal de Justicia Fiscal y Administrativa	1,849,561,100
	36	Seguridad Pública	35,519,104,867
	37	Consejería Jurídica del Ejecutivo Federal	101,429,421
	38	Consejo Nacional de Ciencia y Tecnología	17,619,011,554
C: RAMOS GENERALES			**1,633,768,832,071**
Gasto Programable			
	19	Aportaciones a Seguridad Social	325,045,665,290
	23	Provisiones Salariales y Económicas	49,324,874,701
	25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	44,433,742,102
	33	Aportaciones Federales para Entidades Federativas y Municipios	451,167,935,371
Gasto No Programable			
	24	Deuda Pública	239,835,367,213
	28	Participaciones a Entidades Federativas y Municipios	493,664,401,794
	29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
	30	Adeudos de Ejercicios Fiscales Anteriores	13,632,000,000
	34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	16,664,845,600
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO			**1,160,231,559,521**
Gasto Programable			
	GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	112,548,400,000
	GYR	Instituto Mexicano del Seguro Social	338,240,000,000
	TOQ	Comisión Federal de Electricidad	238,543,300,000
	TZZ	Petróleos Mexicanos (Consolidado)	418,328,859,515

Gasto No Programable		
	Costo Financiero, que se distribuye para erogaciones de:	52,571,000,006
TOQ	Comisión Federal de Electricidad	10,076,000,000
TZZ	Petróleos Mexicanos (Consolidado)	42,495,000,006
Neteo: Resta de: a) aportaciones ISSSTE del Gobierno Federal y de los Poderes y Ramos Autónomos; b) subsidios y transferencias a las entidades de control directo en la Administración Pública Federal		**281,565,940,966**
GASTO NETO TOTAL		**3,438,895,500,000**

ANEXO 2. GASTOS OBLIGATORIOS (millones de pesos)

Previsiones para Gastos Obligatorios	**2,199,662.5**

ANEXO 3. EROGACIONES PLURIANUALES PARA PROYECTOS DE INFRAESTRUCTURA (millones de pesos)

Proyecto	2011
INFRAESTRUCTURA CARRETERA	**1,086.2**
REGIÓN NOROESTE	**533.0**
Puertecitos-Laguna de Chapala	100.0
San Luis Río Colorado-Sonoyta-Caborca	433.0
REGIÓN SUR SURESTE	**473.2**
Villahermosa-Escárcega-Xpujil	300.0
Cafetal-Tulúm-Playa del Carmen	173.2
REGIÓN OCCIDENTE-NORESTE	**700.0**
Durango-Fresnillo	400.0
Zacatecas-Saltillo	300.0
REGIÓN SUR SURESTE	**100.0**
Acapulco-Zihuatanejo	100.0
INFRAESTRUCTURA HIDRÁULICA	**4,299.0**
Túnel Emisor Oriente (TEO)	2,897.5
Presa El Zapotillo	1,401.5
INFRAESTRUCTURA TURÍSTICA	**526.6**
CIP Costa del Pacífico	526.6
TOTAL	**6,631.8**

ANEXO 4. COMPROMISOS PLURIANUALES (millones de pesos)

Previsiones para compromisos plurianuales	**46,088.3**

ANEXO 5. PROYECTOS DE INFRAESTRUCTURA PRODUCTIVA DE LARGO PLAZO (pesos)

5.A Monto autorizado para nuevos proyectos

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	30,526,577,892	35,736,667,818	66,263,245,710

5.B. Monto autorizado para proyectos aprobados en ejercicios fiscales anteriores de inversión directa e inversión condicionada

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	299,239,447,222	125,299,133,347	424,538,580,569

5.C. Monto autorizado para proyectos aprobados para ejercicios fiscales anteriores y para nuevos proyectos

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	329,766,025,114	161,035,801,165	490,801,826,279

5.D. Monto comprometido de proyectos de inversión directa autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Monto Comprometido
Comisión Federal de Electricidad	231,125,816,963	197,817,142,905	163,773,443,554

5.E. Monto máximo de compromiso de proyectos de inversión condicionada autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Máximo Comprometido
Comisión Federal de Electricidad	97,603,905,659	96,731,870,225	72,610,674,868

5.F. Previsiones para pago de amortizaciones y costo financiero de proyectos de inversión directa

	Inversión Física (Amortizaciones)	Costo Financiero	Suma
Comisión Federal de Electricidad	14,643,739,354	6,736,221,849	21,379,961,203

Nota: Para estos anexos los totales pueden no sumar respecto al total debido al redondeo

ANEXO 6. PREVISIONES SALARIALES Y ECONÓMICAS (pesos)

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
		I	II	III	
Ramos Administrativos					
02	Presidencia de la República	12,617,400	0	1,748,063	14,365,463
04	Gobernación	98,854,200	0	10,967,438	109,821,638
05	Relaciones Exteriores	17,149,800	0	4,786,681	21,936,481
06	Hacienda y Crédito Público 1/	293,810,700	70,000,000	53,825,709	417,636,409
07	Defensa Nacional	575,457,300	300,000,000	23,167	875,480,467
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	154,146,600	0	219,666,837	373,813,437
09	Comunicaciones y Transportes	137,928,000	262,000,000	53,543,468	453,471,468
10	Economía	60,757,500	0	15,085,923	75,843,423
11	Educación Pública	1,472,979,200	0	1,275,040,696	2,748,019,896
12	Salud	480,824,400	0	38,676,758	519,501,158
13	Marina	225,870,900	200,000,000	104,363,894	530,234,794
14	Trabajo y Previsión Social	32,615,100	0	8,320,024	40,935,124
15	Reforma Agraria	24,691,200	0	8,442,479	33,133,679
16	Medio Ambiente y Recursos Naturales	152,527,200	0	47,077,914	199,605,114
17	Procuraduría General de la República	215,297,400	239,500,000	13,499,146	468,296,546
18	Energía	33,805,200	0	2,302,622	36,107,822
20	Desarrollo Social	41,270,600	0	10,596,659	51,867,259
21	Turismo	12,898,500	0	3,580,846	16,479,346
23	Provisiones Salariales y Económicas	800,000,000	0	0	800,000,000
27	Función Pública	28,414,500	0	1,627,019	30,041,519
31	Tribunales Agrarios	10,913,100	0	2,210,848	13,123,948
32	Tribunal Federal de Justicia Fiscal y Administrativa	14,811,300	0	2,243,308	17,054,608
36	Seguridad Pública	411,810,000	780,000,000	90,609,391	1,282,419,391



37	Consejería Jurídica del Ejecutivo Federal	1,760,400	0	43,109	1,803,509
38	Consejo Nacional de Ciencia y Tecnología	84,354,500	0	22,933,914	107,288,414

1/ Monto destinado a la creación de plazas del Instituto Federal de Acceso a la Información.

ANEXO 6.1 RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRAFÍA (pesos)

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
		I	II	III	
Información Nacional Estadística y Geografía					
40	Información Nacional Estadística y Geografía	49,986,325	0	0	49,986,325

ANEXO 7. EROGACIONES PARA EL DESARROLLO INTEGRAL DE LOS PUEBLOS Y COMUNIDADES INDÍGENAS (pesos)

Ramo	Denominación	Monto
TOTAL		**49,101,209,701**
06 Hacienda y Crédito Público (CDI)		**9,453,000,930**
	Acciones para Igualdad de Género con Población Indígena	83,334,080
	Comunicación Intercultural	96,669,855
	Fortalecimiento de Capacidades Indígenas	131,220,133
	Otros proyectos de infraestructura social	25,000,000
	Mantenimiento de infraestructura	30,500,000
	Estudios de preinversión	3,000,000
	Actividades de Apoyo Administrativo	150,654,132
	Actividades de Apoyo a la Función Pública y Buen Gobierno	11,800,502
	Instrumentación de Políticas Transversales con Población Indígena	650,400,000
	Planeación y Participación Indígena	146,947,016
	Acciones de control de las unidades centrales y foráneas	559,555,147
	Programas Albergues Escolares Indígenas (PAEI)	1,032,089,733
	Programa de Infraestructura Básica para la Atención de los Pueblos Indígenas (PIBAI)	4,880,267,196
	Programa Fondos Regionales Indígenas (PFRI)	344,697,555
	Programa Organización Productiva para Mujeres Indígenas (POPMI)	463,828,897
	Programa Promoción de Convenios en Materia de Justicia (PPCMJ)	47,033,458
	Programa de Fomento y Desarrollo de las Culturas Indígenas (PFDCI)	55,741,217
	Programa Turismo Alternativo en Zonas Indígenas (PTAZI)	227,378,729
	Programa de Coordinación para el Apoyo a la Producción Indígena (PROCAPI)	262,383,280
	Proyecto para la Atención a Indígenas Desplazados (Indígenas urbanos y migrantes desplazados)	35,000,000
	Apoyo a proyectos de comunicación indígena	12,000,000
	Atención a Tercer Nivel	118,000,000
	Manejo y Conservación de Recursos Naturales en Zonas Indígenas	59,000,000
	Excarcelación de Presos Indígenas	26,500,000

08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**2,467,434,015**
Programa de Apoyo a la Inversión en Equipamiento e Infraestructura	260,544,028
Programa de Apoyo al Ingreso Agropecuario: PROCAMPO para Vivir Mejor	1,635,646,722
Programa de Prevención y Manejo de Riesgos	251,397,420
Programa de Desarrollo de Capacidades, Innovación Tecnológica y Extensionismo Rural	275,081,400
Programa de Sustentabilidad de los Recursos Naturales	44,764,445
09 Comunicaciones y Transportes	**1,495,600,000**
Proyectos de infraestructura económica de carreteras alimentadoras y caminos rurales	1,075,600,000
Programa de Empleo Temporal (PET)	420,000,000
10 Economía	**35,751,341**
Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	12,829,636
Programa Nacional de Financiamiento al Microempresario	22,921,705
11 Educación Pública	**6,228,443,872**
Impulso al desarrollo de la cultura	5,675,509
Normar los servicios educativos	67,775,656
Proyectos de infraestructura social de educación	29,845,470
Diseño y aplicación de la política educativa	44,502,022
Fortalecimiento a la educación y la cultura indígena	107,479,064
Programa de Educación inicial y básica para la población rural e indígena	188,986,403
Programa de Desarrollo Humano Oportunidades	5,197,414,482
Acciones Compensatorias para Abatir el Rezago Educativo en Educación Inicial y Básica (CONAFE)	301,818,618
Programa de Educación Básica para Niños y Niñas de Familias Jornaleras Agrícolas Migrantes	159,006,554
Programa Asesor Técnico Pedagógico y para la Atención Educativa a la diversidad social, lingüística y cultural	104,198,450
Programa para el Fortalecimiento del Servicio de la Educación Telesecundaria	21,741,643
12 Salud	**2,733,694,609**
Cooperación internacional en salud	6,180,000
Programa Comunidades Saludables	15,064,951
Programa de Desarrollo Humano Oportunidades	841,455,888
Seguro Popular	1,870,993,771
15 Reforma Agraria	**438,300,000**
Programa de la Mujer en el Sector Agrario (PROMUSAG)	175,500,000
Fondo de Apoyo para Proyectos Productivos (FAPPA)	262,800,000
16 Medio Ambiente y Recursos Naturales	**627,673,180**
Planeación, Evaluación Ambiental y Conservación de Polígonos Forestales	4,000,000
ProÁrbol.-Programa de Desarrollo y Producción Forestal	69,849,000
Programa de Conservación para el Desarrollo Sostenible (PROCODES)	46,000,000
Programa de Empleo Temporal (PET)	97,200,000
ProÁrbol.-Programa de Conservación y Restauración de Ecosistemas Forestales	236,625,180
ProÁrbol.-Producción de Planta y Programas Especiales de Restauración Forestal	112,445,300
ProÁrbol.-Programa para el Desarrollo Forestal Comunitario y para el Desarrollo Regional Forestal	61,553,700
Comisión Nacional del Agua	**593,000,000**
Infraestructura para la Protección de Centros de Población y Áreas Productivas	25,800,000
Infraestructura de temporal	154,500,000
Infraestructura de Riego	206,000,000

Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales	206,700,000
19 Aportaciones a Seguridad Social	**2,700,000,000**
Programa IMSS-Oportunidades	2,700,000,000
20 Desarrollo Social	**15,853,085,812**
Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.	18,500,000
Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)	874,250,058
Programa de Opciones Productivas	98,121,927
Programas del Fondo Nacional de Fomento a las Artesanías (FONART)	87,922,446
Programa de Ahorro y Subsidio para la Vivienda Tu Casa	480,772,440
Programa 3 x 1 para Migrantes	7,735,989
Programa de Atención a Jornaleros Agrícolas	82,095,768
Programa de Coinversión Social	16,400,000
Programa de Empleo Temporal (PET)	126,521,039
Programa de Desarrollo Humano Oportunidades	7,890,209,291
Programa de Vivienda Rural	44,714,050
Programa de Apoyo Alimentario	490,980,000
Programa de estancias infantiles para apoyar a madres trabajadoras	109,442,302
Programa 70 y más	4,855,937,822
Programa para el Desarrollo de Zonas Prioritarias	669,482,679
33 Aportaciones Federales para Entidades Federativas y Municipios	**6,468,127,078**
35 Comisión Nacional de Derechos Humanos	**7,098,865**
Gestionar asuntos sobre beneficios de libertad anticipada para indígenas	1,844,981
Promover los Derechos Humanos de los pueblos y las comunidades indígenas	5,253,884

ANEXO 8. PROGRAMA ESPECIAL CONCURRENTE PARA EL DESARROLLO RURAL SUSTENTABLE (millones de pesos)

Total general	**294,526.3**
1. Financiera	**3,496.6**
1. Programa de financiamiento y aseguramiento al medio rural	**3,496.6**
6. Hacienda y Crédito Público	3,496.6
AGROASEMEX	**900.0**
BANSEFI	**380.0**
FINANCIERA RURAL	**1,236.6**
FIRA (Fideicomisos Instituidos en Relación con la Agricultura)	**800.0**
Fondo de Capitalización e Inversión del Sector Rural (FOCIR)	**180.0**
2. Competitividad	**59,677.4**
2. Programa de Apoyo a la Inversión en Equipamiento e Infraestructura	**18,089.1**
10. Economía	1,543.6
Competitividad en logística y centrales de abasto	**125.0**
Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	**253.5**
Fondo Nacional de Apoyos para Empresas en Solidaridad (FONAES)	**1,101.3**
Programa Nacional de Financiamiento al Microempresario (PRONAFIM)	**63.8**
15. Reforma Agraria	1,602.5
Fondo de Apoyo para Proyectos Productivos (FAPPA)	**730.0**
Programa de la Mujer en el Sector Agrario (PROMUSAG)	**872.5**
21. Turismo	153.3



Ecoturismo y Turismo Rural	**153.3**
8. Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	14,789.7
Activos Productivos Tradicional	**7,617.2**
Agrícola Competitividad de las ramas estratégicas	1,840.0
Arroz	80.0
Café	200.0
Caña de azúcar	410.0
Frijol	275.0
Maíz	500.0
Sorgo	250.0
Trigo	125.0
Agrícola Competitividad de las ramas no estratégicas	1,442.3
Agave mezcalero	100.0
Agave tequilana	100.0
Aguacate	50.0
Cacao	50.0
Cártamo	40.0
Cebada	45.6
Cítricos	251.4
Coco	100.0
Diversos	100.0
Durazno	60.0
Fresa	32.6
Guayaba	11.4
Henequén	10.0
Hule	30.0
Mango	44.6
Manzana	60.0
Melón	16.6
Nopal y maguey	41.7
Nuez	38.5
Ornamentales	75.0
Otros Frutos Templados	39.4
Otros Frutos Tropicales	18.6
Otros Oleaginosas	17.8
Palma de Aceite	13.2
Papaya	18.7
Piña	14.8
Plátano	20.0
Soya	12.4
Tabaco	15.0
Vainilla	15.0
PESA	1,300.0
Ganadero competitividad de las ramas estratégicas	1,150.0
Cárnicos aves	25.0
Cárnicos bovinos	625.0
Cárnicos porcinos	200.0
Leche	300.0
Ganadero competitividad de las ramas no estratégicas	959.9
Apicultura	200.0
Carne de ovinos y caprinos	225.0



Otros ganaderos	534.9
Pesca	925.0
Acuacultura y otros	325.0
Competitividad de ramas estratégicas Pescado	600.0
Proyectos estratégicos	**7,172.5**
Modernización Sustentable de la Agricultura Tradicional	87.0
Agricultura Protegida	600.0
Desarrollo de Zonas Áridas	150.0
Electrificación para Granjas Acuícolas	190.0
Infraestructura Pesquera y Acuícola	340.0
Manejo Postproducción	2,085.5
FIMAGO	685.5
Infraestructura para centros de acondicionamiento pecuario	80.0
Infraestructura rastros TIF	275.0
Otros	605.0
PROVAR café	40.0
PROVAR otros	400.0
Modernización de la Flota Pesquera y Racionalización del Esfuerzo Pesquero	520.0
Recursos Genéticos	550.0
Recursos Genéticos Acuícola	50.0
Recursos Genéticos Agrícola	200.0
Recursos Genéticos Pecuario	300.0
Recría pecuaria	225.0
Semen y embriones normales y sexados	75.0
Tecnificación del Riego	1,700.0
Arroz	50.0
Caña de azúcar	430.0
Otros cultivos	1,180.0
Sorgo	40.0
Trópico Húmedo	950.0
Café	30.0
Otros	920.0
3. Programa de Apoyo al Ingreso Agropecuario PROCAMPO para Vivir Mejor	**17,680.6**
8. Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	17,680.6
PROCAMPO para Vivir Mejor	**13,930.6**
Agricultura de autoconsumo, apoyo a pequeños productores de hasta 3 Ha	**350.0**
Diesel Agropecuario/Modernización de la maquinaria agropecuaria	**2,350.0**
Diesel Marino	**650.0**
Fomento productivo del café	**250.0**
Gasolina Ribereña	**150.0**
4. Programa de Prevención y Manejo de Riesgos	**17,165.3**
15. Reforma Agraria	333.0
Joven Emprendedor Rural y Fondo de Tierras	**333.0**
20. Desarrollo Social	87.9
Fondo Nacional de Fomento a las Artesanías (FONART)	**87.9**
8. Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	16,744.4
Apoyo al Ingreso Objetivo y a la Comercialización	**10,376.7**
Apoyo al Ingreso Objetivo	10,376.7
Atención a Desastres Naturales en el sector Agropecuario y Pesquero	**1,100.0**
Garantías	**1,350.0**
Apoyo a la adquisición de fertilizantes	500.0
Café	150.0



Fondo para el desarrollo pesquero	150.0
Frijol	100.0
Porcicultura	100.0
Otros productos y actividades	350.0
Fondo para la inducción de inversión en localidades de media, alta y muy alta marginación	**200.0**
Sanidades	**3,717.7**
5. Programa de Desarrollo de Capacidades, Innovación Tecnológica y Extensionismo	**5,952.3**
15. Reforma Agraria	185.0
Apoyo a organizaciones sociales	**185.0**
20. Desarrollo Social	347.8
Coinversión Social Ramo 20	**347.8**
40. INEGI	325.4
Censo Agropecuario	**101.0**
Censo General de Población y Vivienda	**224.4**
8. Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	5,094.1
Apoyos para la Integración de Proyectos	**675.0**
Apoyo a organizaciones sociales	225.0
Elaboración e integración de proyectos	375.0
Sistemas Producto	75.0
Desarrollo de Capacidades y Extensionismo Rural	**3,419.1**
Convenios Estatales (Desarrollo de capacidades y extensionismo rural)	952.1
Desarrollo de Zonas Áridas	300.0
Modernización Sustentable de la Agricultura Tradicional	87.0
Otros	230.0
PESA	700.0
PROMAF	1,150.0
Innovación, transferencia de tecnología	**1,000.0**
Apicultura	50.0
Café	50.0
Caña de azúcar	150.0
Fondo Investigación e innovación tecnológica	150.0
INECOL	125.0
Universidad tecnológica del mar	25.0
Ganadería	100.0
Otros	500.0
6. Programa de Desarrollo de Mercados Agropecuarios y Pesqueros e Información	**790.0**
8. Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	790.0
Desarrollo de Mercados	**80.0**
Acuícola y pesquero	20.0
Otros	30.0
Porcicultores	30.0
Planeación y prospectiva	**60.0**
Caña de azúcar	20.0
Otros	40.0
Promoción de exposiciones y ferias	**400.0**
Café	40.0
Otros	360.0
Sistema Nacional de Información para el Desarrollo Rural Sustentable (SNIDRUS)	**250.0**
Café	30.0
Otros	220.0
3. Medio Ambiente	**17,420.1**

7. Programa de Sustentabilidad de los Recursos Naturales	**17,420.1**
16. Medio Ambiente y Recursos Naturales	9,081.1
Forestal	**6,570.4**
Protección al medio ambiente en el medio rural	**2,510.7**
Áreas Naturales Protegidas	**804.5**
Desarrollo Regional Sustentable	**210.0**
Otros de Medio Ambiente	**633.7**
PET (Incendios Forestales)	**498.9**
PROFEPA	**206.7**
Vida Silvestre	**156.9**
8. Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	8,339.0
Bioenergía y fuentes alternativas	**335.0**
Conservación y uso sustentable de suelo y agua	**2,392.0**
Convenios Estatales	355.0
Desarrollo de Zonas Áridas	400.0
Modernización Sustentable de la Agricultura Tradicional	87.0
Pequeñas Obras Hidráulicas	500.0
Otros (Incluye 300 millones de pesos para D.F.)	500.0
PESA	550.0
Disminución del Esfuerzo Pesquero	**250.0**
Inspección y Vigilancia Pesquera	**100.0**
Ordenamiento Pesquero y Acuícola	**300.0**
Programa Ganadero (PROGAN)	**4,300.0**
Reconversión productiva	**662.0**
Arroz	100.0
Fondo Especial para reconversión de las plantaciones de tabaco para cigarrillo	400.0
Otros	62.0
Sorgo	100.0
4. Educativa	**33,634.8**
8. Programa de Educación e Investigación	**33,634.8**
11. Educación Pública	28,984.0
Desarrollo de Capacidades	**4,892.7**
Educación Agropecuaria	**5,147.5**
Oportunidades	**17,872.5**
Programa Educativo Rural	**303.3**
Universidad Antonio Narro	**768.0**
8. Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	4,650.8
Colegio de Postgraduados	**950.9**
CSAEGRO	**73.8**
Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias (INIFAP)	**1,118.4**
Instituto Nacional de Pesca (INPESCA)	**451.4**
Universidad Autónoma Chapingo	**2,056.2**
5. Laboral	**3,442.8**
9. Programa de mejoramiento de condiciones laborales en el medio rural	**3,442.8**
14. Trabajo y Previsión Social	150.0
Trabajadores Agrícolas Temporales	**150.0**
20. Desarrollo Social	792.8
PET	**792.8**
4. Gobernación	1,200.0
Fondo para Pago de Adeudos a Braceros Rurales del 42 al 64	**1,200.0**



9. Comunicaciones y Transportes	1,300.0
PET	**1,300.0**
6. Social	**73,392.1**
10. Programa de atención a la pobreza en el medio rural	**73,392.1**
20. Desarrollo Social	63,884.1
Atención a la población	**63,884.1**
70 años y Más	13,287.2
Jornaleros Agrícolas	293.3
Oportunidades	35,355.1
Programa Alimentario	4,207.7
Programa de Abasto Rural a cargo de Diconsa S. A. de C. V	1,996.0
Programa para el Desarrollo de Zonas Prioritarias	6,447.0
Vivienda Rural (Incluye "tu casa" –rural-)	2,297.8
5. Relaciones Exteriores	75.0
Atención a migrantes	**75.0**
6. Hacienda y Crédito Público	9,433.0
Atención a Indígenas (CDI)	**9,433.0**
7. Infraestructura	**62,613.5**
11. Programa de infraestructura en el medio rural	**62,613.5**
16. Medio Ambiente y Recursos Naturales	13,985.8
IMTA	**251.3**
Infraestructura Hidroagrícola	**7,657.8**
Programas Hidráulicos	**6,076.8**
23. Ramo 23	750.0
Fondo para el desarrollo rural sustentable	**750.0**
33. Ramo 33	32,929.9
Aportaciones Federales para Entidades Federativas y Municipios	**32,929.9**
9. Comunicaciones y Transportes	14,947.8
Infraestructura	**14,947.8**
Caminos Rurales	14,947.8
8. Salud	**30,039.0**
12. Programa de atención a las condiciones de salud en el medio rural	**30,039.0**
12. Salud	21,689.0
Salud en población rural	**21,689.0**
Desarrollo de Capacidades	296.3
Oportunidades	4,057.2
Sistema de Protección Social en Salud (SPSS)	17,335.5
19. IMSS	8,350.0
IMSS-Oportunidades	**8,000.0**
Seguridad Social Cañeros	**350.0**
9. Agraria	**1,794.7**
13. Programa para la atención de aspectos agrarios	**1,794.7**
15. Reforma Agraria	1,794.7
Atención de aspectos agrarios	**1,794.7**
Archivo General Agrario	330.3
Conflictos Agrarios y Obligaciones Jurídicas	814.4
Fondo de Apoyo para los Núcleos Agrarios sin Regularizar (FANAR)	650.0
10. Administrativa	**9,015.3**
14. Gasto Administrativo	**9,015.3**
15. Reforma Agraria	1,769.7



Dependencia	**555.6**
Procuraduría Agraria	**773.4**
Registro Agrario Nacional	**440.7**
31. Tribunales Agrarios	871.9
Tribunales Agrario	**871.9**
8. Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	6,373.8
ASERCA	**313.1**
Comité Nal. para el Desarrollo Sustentable de la Caña de Azúcar	**27.9**
CONAPESCA	**578.6**
CONAZA	**53.5**
Dependencia	**4,110.6**
FEESA	**69.1**
FIRCO	**251.3**
INCA RURAL	**33.2**
SENASICA (Incluye obra publica de inspección)	**792.2**
SIAP	**117.6**
SNICS	**26.8**

ANEXO 8A. DISTRIBUCIÓN DE RECURSOS POR ENTIDAD FEDERATIVA (millones de pesos)

NACIONAL	**10,144.0**
Aguascalientes	133.4
Baja California	172.2
Baja California Sur	95.8
Campeche	176.1
Chiapas	635.3
Chihuahua	333.1
Coahuila	237.8
Colima	111.6
Distrito Federal	78.4
Durango	265.5
Guanajuato	444.8
Guerrero	402.5
Hidalgo	350.8
Jalisco	513.8
Estado de México	429.9
Michoacán	454.2
Morelos	215.9
Nayarit	214.0
Nuevo León	198.5
Oaxaca	584.2
Puebla	456.3
Querétaro	204.0
Quintana Roo	120.0
San Luis Potosí	268.0
Sinaloa	430.7

Sonora	427.6
Tabasco	291.5
Tamaulipas	353.6
Tlaxcala	147.8
Veracruz	716.9
Yucatán	292.4
Zacatecas	387.1

ANEXO 9. PROGRAMA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (pesos)

Ramo	Unidad Responsable	Recursos Fiscales			Recursos Propios	Monto Total
		Proyecto	AMPLIACIONES	Aprobado		
TOTAL		**37,423,683,079**	**1,157,250,000**	**38,580,933,079**	**10,357,383,851**	**48,938,316,930**
04 Gobernación		**50,400,045**	**0**	**50,400,045**	**0**	**50,400,045**
	Centro Nacional de Prevención de Desastres	50,400,045	0	50,400,045	0	50,400,045
05 Relaciones Exteriores		**17,952,097**	**0**	**17,952,097**	**0**	**17,952,097**
	Dirección General de Cooperación Técnica y Científica	17,952,097	0	17,952,097	0	17,952,097
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**1,387,614,856**	**265,000,000**	**1,652,614,856**	**332,600,000**	**1,985,214,856**
	Colegio de Postgraduados	0	120,000,000	120,000,000	11,000,000	131,000,000
	Dirección General de Vinculación y Desarrollo Tecnológico	59,260,000	0	59,260,000	0	59,260,000
	Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias	1,087,515,419	30,000,000	1,117,515,419	318,000,000	1,435,515,419
	Instituto Nacional de la Pesca	124,202,635	115,000,000	239,202,635	0	239,202,635
	Universidad Autónoma Chapingo	116,636,802	0	116,636,802	3,600,000	120,236,802
09 Comunicaciones y Transportes		**131,265,446**	**0**	**131,265,446**	**0**	**131,265,446**
	Instituto Mexicano del Transporte	131,265,446	0	131,265,446	0	131,265,446
10 Economía		**1,266,254,370**	**125,000,000**	**1,391,254,370**	**549,752,029**	**1,941,006,399**
	Centro Nacional de Metrología	206,982,224	0	206,982,224	15,000	206,997,224
	Dirección General de Comercio Interior y Economía Digital	304,789,151	0	304,789,151	0	304,789,151
	Dirección General de Desarrollo Empresarial y Oportunidades de Negocio	589,210,474	125,000,000	714,210,474	0	714,210,474
	Servicio Geológico Mexicano	165,272,521	0	165,272,521	27,486,654	192,759,175
	Instituto Mexicano de la Propiedad Industrial	0	0	0	522,250,375	522,250,375
11 Educación Pública		**11,664,730,234**	**53,000,000**	**11,717,730,234**	**1,053,331,777**	**12,771,062,011**
	Centro de Enseñanza Técnica Industrial	5,473,103	0	5,473,103	305,000	5,778,103
	Centro de Investigación y de Estudios Avanzados del Instituto Politécnico Nacional	1,832,976,326	50,000,000	1,882,976,326	411,707,425	2,294,683,751
	Comisión de Operación y Fomento de Actividades Académicas del Instituto Politécnico Nacional	97,589,517	0	97,589,517	48,478,080	146,067,597
	Dirección General de Desarrollo de la Gestión e Innovación Educativa	2,963,635	0	2,963,635	0	2,963,635
	Dirección General de Educación Superior Tecnológica	144,293,434	0	144,293,434	0	144,293,434
	Dirección General de Educación Superior Universitaria	1,128,739,463	0	1,128,739,463	0	1,128,739,463
	Dirección General de Educación	3,103,052	0	3,103,052	0	3,103,052



	Tecnológica Industrial					
	El Colegio de México, A.C.	462,608,774	3,000,000	465,608,774	98,113,382	563,722,156
	Instituto Nacional de Antropología e Historia	173,649,690	0	173,649,690	0	173,649,690
	Instituto Politécnico Nacional	605,609,026	0	605,609,026	0	605,609,026
	Patronato de Obras e Instalaciones del Instituto Politécnico Nacional	0	0	0	0	0
	Subsecretaría de Educación Media Superior	8,031,457	0	8,031,457	0	8,031,457
	Subsecretaría de Educación Superior	70,565,800	0	70,565,800	0	70,565,800
	Universidad Autónoma Agraria Antonio Narro	114,555,789	0	114,555,789	2,340,320	116,896,109
	Universidad Autónoma Metropolitana	1,208,283,556	0	1,208,283,556	0	1,208,283,556
	Universidad Nacional Autónoma de México	5,769,731,040	0	5,769,731,040	492,387,570	6,262,118,610
	Universidad Pedagógica Nacional	36,556,572	0	36,556,572	0	36,556,572
12 Salud		**4,205,775,999**	**74,250,000**	**4,280,025,999**	**0**	**4,280,025,999**
	Centro Regional de Alta Especialidad de Chiapas	67,196,913	0	67,196,913	0	67,196,913
	Centros de Integración Juvenil, A.C.	16,547,277	0	16,547,277	0	16,547,277
	Comisión Coordinadora de Institutos Nacionales de Salud y Hospitales de Alta Especialidad	18,063,997	0	18,063,997	0	18,063,997
	Dirección General de Calidad y Educación en Salud	2,002,823,485	0	2,002,823,485	0	2,002,823,485
	Hospital General "Dr. Manuel Gea González"	32,836,723	0	32,836,723	0	32,836,723
	Hospital General de México	17,545,312	0	17,545,312	0	17,545,312
	Hospital Infantil de México Federico Gómez	606,582,682	0	606,582,682	0	606,582,682
	Hospital Juárez de México	27,170,656	0	27,170,656	0	27,170,656
	Hospital Regional de Alta Especialidad de Oaxaca	1,883,182	0	1,883,182	0	1,883,182
	Hospital Regional de Alta Especialidad del Bajío	5,144,396	0	5,144,396	0	5,144,396
	Instituto de Geriatría	24,411,170	4,950,000	29,361,170	0	29,361,170
	Instituto Nacional de Cancerología	57,334,841	0	57,334,841	0	57,334,841
	Instituto Nacional de Cardiología Ignacio Chávez	85,001,587	0	85,001,587	0	85,001,587
	Instituto Nacional de Ciencias Médicas y Nutrición Salvador Zubirán	195,854,342	0	195,854,342	0	195,854,342
	Instituto Nacional de Enfermedades Respiratorias Ismael Cosío Villegas	87,073,926	0	87,073,926	0	87,073,926
	Instituto Nacional de Medicina Genómica	146,122,747	17,300,000	163,422,747	0	163,422,747
	Instituto Nacional de Neurología y Neurocirugía Manuel Velasco Suárez	78,293,702	0	78,293,702	0	78,293,702
	Instituto Nacional de Pediatría	142,930,925	0	142,930,925	0	142,930,925
	Instituto Nacional de Perinatología Isidro Espinosa de los Reyes	94,856,913	0	94,856,913	0	94,856,913
	Instituto Nacional de Psiquiatría Ramón de la Fuente Muñiz	96,058,885	0	96,058,885	0	96,058,885
	Instituto Nacional de Rehabilitación	71,506,299	47,000,000	118,506,299	0	118,506,299
	Instituto Nacional de Salud Pública	298,952,921	5,000,000	303,952,921	0	303,952,921
	Servicios de Atención Psiquiátrica	400,000	0	400,000	0	400,000

	Sistema Nacional para el Desarrollo Integral de la Familia	31,183,118	0	31,183,118	0	31,183,118
13 Marina		**5,000,000**	**0**	**5,000,000**	**0**	**5,000,000**
	Dirección General de Investigación y Desarrollo	5,000,000	0	5,000,000	0	5,000,000
16 Medio Ambiente y Recursos Naturales		**566,560,715**	**0**	**566,560,715**	**0**	**566,560,715**
	Comisión Nacional Forestal	20,000,000	0	20,000,000	0	20,000,000
	Instituto Mexicano de Tecnología del Agua	251,271,193	0	251,271,193	0	251,271,193
	Instituto Nacional de Ecología	290,289,522	0	290,289,522	0	290,289,522
	Subdirección General Técnica	5,000,000	0	5,000,000	0	5,000,000
17 Procuraduría General de la República		**2,340,879**	**0**	**2,340,879**	**0**	**2,340,879**
	Instituto Nacional de Ciencias Penales	2,340,879	0	2,340,879	0	2,340,879
18 Energía		**605,950,344**	**100,000,000**	**705,950,344**	**5,571,247,782**	**6,277,198,126**
	Instituto de Investigaciones Eléctricas	154,235,945	0	154,235,945	749,405,786	903,641,731
	Instituto Mexicano del Petróleo	0	100,000,000	100,000,000	4,623,786,538	4,723,786,538
	Instituto Nacional de Investigaciones Nucleares	451,714,399	0	451,714,399	198,055,458	649,769,857
21 Turismo		**18,716,725**	**0**	**18,716,725**	**0**	**18,716,725**
	Centro de Estudios Superiores de Turismo	18,716,725	0	18,716,725	0	18,716,725
38 Consejo Nacional de Ciencia y Tecnología		**17,279,570,709**	**540,000,000**	**17,819,570,709**	**2,510,969,157**	**20,330,539,866**
	Centro de Ingeniería y Desarrollo Industrial	136,139,566	0	136,139,566	165,178,061	301,317,627
	Centro de Investigación Científica de Yucatán, A.C.	169,203,768	0	169,203,768	16,338,634	185,542,402
	Centro de Investigación Científica y de Educación Superior de Ensenada, B.C.	344,015,103	0	344,015,103	44,027,315	388,042,418
	Centro de Investigación en Alimentación y Desarrollo, A.C.	234,457,637	0	234,457,637	28,196,400	262,654,037
	Centro de Investigación en Geografía y Geomática, "Ing. Jorge L. Tamayo", A.C.	43,865,885	0	43,865,885	8,650,500	52,516,385
	Centro de Investigación en Matemáticas, A.C.	131,173,865	0	131,173,865	27,351,834	158,525,699
	Centro de Investigación en Materiales Avanzados, S.C.	133,396,620	0	133,396,620	24,000,000	157,396,620
	Centro de Investigación en Química Aplicada	124,470,484	0	124,470,484	28,000,000	152,470,484
	Centro de Investigación y Asistencia en Tecnología y Diseño del Estado de Jalisco, A.C.	110,337,635	0	110,337,635	44,248,420	154,586,055
	Centro de Investigación y Desarrollo Tecnológico en Electroquímica, S.C.	70,454,673	0	70,454,673	35,000,000	105,454,673
	Centro de Investigación y Docencia Económicas, A.C.	251,832,735	0	251,832,735	23,970,000	275,802,735
	Centro de Investigaciones Biológicas del Noroeste, S.C.	302,868,136	0	302,868,136	30,415,072	333,283,208
	Centro de Investigaciones en Óptica, A.C.	119,920,166	0	119,920,166	20,200,798	140,120,964
	Centro de Investigaciones y Estudios Superiores en Antropología Social	200,415,449	0	200,415,449	3,907,641	204,323,090
	CIATEC, A.C. "Centro de Innovación Aplicada en Tecnologías Competitivas"	110,937,942	0	110,937,942	53,000,000	163,937,942
	CIATEQ, A.C. Centro de Tecnología Avanzada	149,613,299	0	149,613,299	393,000,000	542,613,299
	Consejo Nacional de Ciencia y Tecnología	13,381,100,697	515,000,000	13,896,100,697	2,150,000	13,898,250,697



El Colegio de la Frontera Norte, A.C.	202,926,687	0	202,926,687	30,048,174	232,974,861
El Colegio de la Frontera Sur	239,272,825	0	239,272,825	48,474,984	287,747,809
El Colegio de Michoacán, A.C.	93,087,326	0	93,087,326	2,995,600	96,082,926
El Colegio de San Luis, A.C.	72,401,204	0	72,401,204	3,500,000	75,901,204
Fondo para el Desarrollo de Recursos Humanos	45,887,748	0	45,887,748	78,648,503	124,536,251
Instituto de Ecología, A.C.	208,060,201	0	208,060,201	41,007,000	249,067,201
Instituto de Investigaciones "Dr. José María Luis Mora"	108,703,555	0	108,703,555	5,108,820	113,812,375
Instituto Nacional de Astrofísica, Óptica y Electrónica	200,553,310	25,000,000	225,553,310	45,000,000	270,553,310
Instituto Potosino de Investigación Científica y Tecnológica, A.C.	94,474,193	0	94,474,193	9,000,000	103,474,193
Corporación Mexicana de Investigación en Materiales, S.A. de C.V.	0	0	0	826,765,924	826,765,924
Fondo de Información y Documentación para la Industria	0	0	0	472,785,477	472,785,477
50 Instituto Mexicano del Seguro Social	**167,512,154**	**0**	**167,512,154**	**329,032,517**	**496,544,671**
Instituto Mexicano del Seguro Social	167,512,154	0	167,512,154	329,032,517	496,544,671
51 Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	**54,038,506**	**0**	**54,038,506**	**10,450,589**	**64,489,095**
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	54,038,506	0	54,038,506	10,450,589	64,489,095

ANEXO 10. EROGACIONES PARA LA IGUALDAD ENTRE MUJERES Y HOMBRES (pesos)

		Monto
		14,916,472,705
01 Poder Legislativo		**45,000,000**
	Actividades derivadas del trabajo legislativo	35,000,000
	Entregar a la Cámara de Diputados del H. Congreso de la Unión, el informe sobre la revisión de la Cuenta de la Hacienda Pública Federal	10,000,000
03 Poder Judicial		**80,900,000**
	Otras actividades	80,900,000
04 Gobernación		**157,096,504**
	Divulgación de las acciones en materia de derechos humanos	15,000,000
	Planeación demográfica del país	10,000,000
	Promover la atención y prevención de la violencia contra las mujeres	127,096,504
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	5,000,000
05 Relaciones Exteriores		**23,350,000**
	Coordinación de la política exterior de México en materia de derechos humanos y democracia	2,000,000
	Foros, publicaciones y actividades en materia de equidad de género	1,350,000
	Protección y asistencia consular	20,000,000
06 Hacienda y Crédito Público		**3,460,786,454**
	Acciones para la Igualdad de Género con población indígena	83,334,080
	Actividades de Apoyo a la Función Pública y Buen Gobierno	6,867,778
	Actividades de Apoyo Administrativo	12,994,549
	Fortalecimiento a la Transversalidad de la Perspectiva de Género	204,000,000
	Fortalecimiento a las Políticas Municipales de Igualdad y Equidad entre Mujeres y Hombres	70,000,000
	Fortalecimiento de capacidades indígenas	93,000,000
	Programa de Esquema de financiamiento y subsidio federal para vivienda	2,189,318,840
	Programa Organización Productiva para Mujeres Indígenas (POPMI)	463,828,897
	Promoción y coordinación de las acciones para la equidad de género	337,442,310

07 Defensa Nacional		**104,000,000**
	Capacitación y sensibilización para efectivos en perspectiva de género	104,000,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**2,820,000**
	Registro, Control y Seguimiento de los Programas Presupuestarios	2,820,000
09 Comunicaciones y Transportes		**15,000,000**
	Definición y Conducción de la política de comunicaciones y transportes	5,000,000
	Supervisión, inspección y verificación del sistema Nacional e-México	10,000,000
10 Economía		**1,056,200,000**
	Fondo de Apoyo para la Micro, Pequeña y Mediana Empresa (Fondo PYME)	140,000,000
	Fondo de Microfinanciamiento para Mujeres Rurales (FOMMUR)	258,700,000
	Fondo Nacional de Apoyos para Empresas en Solidaridad (FONAES)	472,500,000
	Programa Nacional de Financiamiento al Microempresario	185,000,000
11 Educación Pública		**487,171,421**
	Deporte	35,000,000
	Diseño y aplicación de políticas de equidad de género	127,772,806
	Programa Becas de apoyo a la Educación Básica de Madres Jóvenes y Jóvenes Embarazadas	65,340,300
	Programa de Becas	6,000,000
	Programa de Educación Básica para Niños y Niñas de Familias Jornaleras Agrícolas Migrantes	159,006,554
	Programa del Sistema Nacional de Formación Continua y Superación Profesional de Maestros de Educación Básica en Servicio	29,551,761
	Programa Integral de Fortalecimiento Institucional	64,500,000
12 Salud		**3,569,659,635**
	Atención de la Salud Reproductiva y la Igualdad de Género en Salud	1,353,910,967
	Calidad en Salud e Innovación	14,408,642
	Formación de recursos humanos especializados para la salud (Hospitales)	35,615,300
	Investigación y desarrollo tecnológico en salud	65,701,613
	Prestación de servicios en los diferentes niveles de atención a la salud	610,954,206
	Prevención contra la Obesidad	260,143,789
	Prevención y atención contra las adicciones	30,000,000
	Prevención y atención del VIH/SIDA y otras ITS	94,339,853
	Programa de Atención a Familias y Población Vulnerable	397,690,601
	Programa de estancias infantiles para apoyar a madres trabajadoras	202,400,000
	Promoción de la salud, prevención y control de enfermedades crónico degenerativas y transmisibles y lesiones	6,000,000
	Proyectos de infraestructura social en salud	200,000,000
	Reducción de la Mortalidad Materna	298,494,664
13 Marina		**21,000,000**
	Proyectos de infraestructura social de asistencia y seguridad social	21,000,000
14 Trabajo y Previsión Social		**40,236,012**
	Fomento de la equidad de género y la no discriminación en el mercado laboral	19,750,685
	Procuración de justicia laboral	20,485,327
15 Reforma Agraria		**877,500,000**
	Programa de la Mujer en el Sector Agrario (PROMUSAG)	877,500,000
16 Medio Ambiente y Recursos Naturales		**249,022,800**
	Planeación, Evaluación Ambiental y Conservación de Polígonos Forestales	18,622,800
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)	67,000,000
	Programa de Empleo Temporal	163,400,000
17 Procuraduría General de la República		**126,094,991**
	Investigar y perseguir los delitos del orden federal	85,459,724
	Investigar y perseguir los delitos relativos a la Delincuencia Organizada	10,000,000
	Promoción del Desarrollo Humano y Planeación Institucional	10,000,000
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	20,635,267
19 Aportaciones de Seguridad Social		**900,000**

	Apoyo económico a viudas de veteranos de la Revolución Mexicana	900,000
20 Desarrollo Social		**4,323,933,962**
	Programa de ahorro y subsidio y crédito para la vivienda "Tu casa"	747,900,000
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas para implementar y ejecutar programas de prevención de violencia contra las mujeres	202,976,464
	Programa de Coinversión Social	62,900,000
	Programa de estancias infantiles para apoyar a madres trabajadoras	2,891,057,600
	Programa Hábitat	232,800,000
	Programa Vivienda Rural	140,000,000
	Rescate de espacios públicos	46,299,898
21 Turismo		**7,331,260**
	Actividades de Apoyo Administrativo	1,300,000
	Apoyo a la competitividad y prestadores de servicios turísticos	1,500,000
	Establecer y conducir la política de turismo	4,531,260
22 Instituto Federal Electoral		**8,000,000**
	Capacitar y educar para el ejercicio democrático de la ciudadanía	6,000,000
	Fiscalización de los Recursos de los Partidos Políticos	2,000,000
27 Función Pública		**20,000,000**
	Ampliación de la cobertura, impacto y efecto preventivo de la fiscalización a la gestión pública	20,000,000
35 Comisión Nacional de Derechos Humanos		**15,457,873**
	Promover, divulgar, dar seguimiento, evaluar y monitorear la política nacional en materia de igualdad entre mujeres y hombres y atender los asuntos de la mujer	15,457,873
36 Seguridad Pública		**26,500,000**
	Fomento de la cultura de la participación ciudadana en la prevención del delito en el marco de la Equidad y Género (Cumplimiento de la LGAMVLV)	26,500,000
38 CONACYT		**20,000,000**
	Apoyos institucionales para actividades científicas, tecnológicas y de innovación	20,000,000
40 Información Nacional Estadística y Geografía		**178,511,793**
	Producción y difusión de información de estadística y geográfica de interés nacional	178,511,793
GYN ISSSTE 1/		**278,506,683**
	Control del Estado de Salud de la Embarazada	227,581,251
	Equidad de Género	50,925,432
GYR IMSS 1/		**8,553,332,370**
	Atención a la salud reproductiva	598,388,853
	Servicio de Guardería	7,954,943,517

1/ El presupuesto no suma en el total por ser recursos propios

ANEXO 11. COSTO FINANCIERO DE LA DEUDA Y OTRAS EROGACIONES (pesos)

	Monto
Costo financiero de la deuda del Gobierno Federal incluido en el ramo general 24 Deuda Pública	239,835,367,213
Costo financiero de la deuda de las entidades incluidas en el Anexo 1.D de este Decreto	52,571,000,006
Erogaciones incluidas en el ramo general 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
Erogaciones incluidas en el ramo general 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	16,664,845,600
Obligaciones incurridas a través de los programas de apoyo a deudores	5,148,145,600
Obligaciones surgidas de los programas de apoyo a ahorradores	11,516,700,000
Total	**309,071,212,819**

ANEXO 12. PROGRAMAS DEL RAMO 23 PROVISIONES SALARIALES Y ECONÓMICAS (pesos)

	Monto
Programa Salarial	**6,973,874,701**
Situaciones laborales supervenientes	6,973,874,701
Provisiones Económicas	**15,252,000,000**
Fondo de Desastres Naturales (FONDEN)	10,000,000,000
Fondo para la Prevención de Desastres Naturales (FOPREDEN)	300,000,000
Fondo de Reconstrucción para Entidades Federativas	4,500,000,000
Comisiones y pago a CECOBAN	452,000,000
Otras Provisiones Económicas	**20,454,800,000**
Programas Regionales	300,000,000
Fondo de Apoyo para el Desarrollo Rural Sustentable	300,000,000
Fondo Regional	6,220,000,000
Chiapas, Guerrero y Oaxaca	3,735,000,000
7 Estados restantes	2,485,000,000
Fondo de Modernización de los Municipios	300,000,000
Fondo de Pavimentación y Espacios Deportivos para Municipios	2,200,000,000
Fondos Metropolitanos:	7,846,000,000
Zona Metropolitana del Valle de México	3,348,536,837
Zona Metropolitana de la Ciudad de Guadalajara	880,157,128
Zona Metropolitana de la Ciudad de Monterrey	770,106,563
Zona Metropolitana de la Ciudad de León	344,611,786
Zona Metropolitana de Puebla – Tlaxcala	322,297,308
Zona Metropolitana de la Ciudad de Querétaro	171,975,022
Zona Metropolitana de la Laguna	401,334,669
Zona Metropolitana de la Ciudad Acapulco	67,915,646
Zona Metropolitana de la Ciudad de Aguascalientes	97,460,985
Zona Metropolitana de la Ciudad Cancún	97,460,985
Zona Metropolitana de la Ciudad Mérida	73,901,846
Zona Metropolitana de la Ciudad de Oaxaca	67,087,777
Zona Metropolitana de la Ciudad de Tijuana	87,588,816
Zona Metropolitana de la Ciudad de Tuxtla Gutiérrez	50,078,557
Zona Metropolitana de Veracruz	50,194,542
Zona Metropolitana de la Ciudad de Villahermosa	45,273,708
Zona Metropolitana de Juárez	40,051,057
Zona Metropolitana de Saltillo	50,000,000
Zona Metropolitana de Colima-Villa de Álvarez	37,255,328
Zona Metropolitana de Pachuca	62,008,611
Zona Metropolitana de Tula	50,194,542
Zona Metropolitana de Puerto Vallarta	41,325,473
Zona Metropolitana de Tepic	29,757,693



Zona Metropolitana de San Luís Potosí-Soledad de G. S.	47,344,396
Zona Metropolitana de Reynosa-Río Bravo	37,255,328
Zona Metropolitana de Tlaxcala-Apizaco	27,941,496
Zona Metropolitana de Xalapa	15,976,831
Zona Metropolitana de Toluca	133,621,909
Zona Metropolitana de Chihuahua	40,051,057
Zona Metropolitana de Mexicali	25,976,842
Zona Metropolitana de Cuernavaca	35,392,562
Zona Metropolitana de Morelia	27,941,496
Zona Metropolitana de Matamoros	29,339,426
Zona Metropolitana de Coatzacoalcos	37,255,328
Zona Metropolitana Monclova Frontera	20,000,000
Zona Metropolitana de Tehuacán	23,284,580
Zona Metropolitana de Zacatecas Guadalupe	23,284,580
Zona Metropolitana de La Piedad Pénjamo	9,313,832
Zona Metropolitana de Ocotlán	23,107,617
Zona Metropolitana de Río Verde Cd. Fernández	18,627,664
Zona Metropolitana de Piedras Negras	15,000,000
Zona Metropolitana de Tecomán	14,082,514
Zona Metropolitana de Moroleón Uriangato	18,627,664
Zona Metropolitana de Tulancingo	12,000,000
Zona Metropolitana de Tapachula	12,000,000
Zona Metropolitana de Guaymas	12,000,000
Programa de Fiscalización Gasto Federalizado (PROFIS)	330,000,000
Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad (Anexo 12.1)	445,000,000
Fondo de Apoyo a Migrantes	100,000,000
Seguridad y Logística	850,000,000
Presupuesto Basado en Resultados-Sistema de Evaluación del Desempeño	613,800,000
Provisión para la Armonización Contable	50,000,000
Monumento Estela de la Luz Bicentenario	250,000,000
Apoyo a la Seguridad Pública en Ciudad Juárez, Chihuahua	220,000,000
Proyecto de Cámaras de Seguridad Pública en el Distrito Federal	330,000,000
Infraestructura en Demarcaciones Territoriales del Distrito Federal	100,000,000
Gastos Asociados a Ingresos Petroleros	**6,644,200,000**
TOTAL	**49,324,874,701**

ANEXO 12.1. DISTRIBUCIÓN DEL FONDO PARA LA ACCESIBILIDAD EN EL TRANSPORTE PÚBLICO PARA LAS PERSONAS CON DISCAPACIDAD

Entidad	TOTAL
Aguascalientes	5,893,598

Baja California	11,721,494
Baja California Sur	3,954,492
Campeche	7,460,798
Coahuila	10,590,076
Colima	7,049,772
Chiapas	16,389,564
Chihuahua	13,126,269
Distrito Federal	27,800,036
Durango	19,603,542
Guanajuato	17,488,023
Guerrero	12,572,501
Hidalgo	11,041,782
Jalisco	22,777,656
México	47,467,001
Michoacán	14,929,540
Morelos	8,082,515
Nayarit	6,207,689
Nuevo León	15,308,037
Oaxaca	13,820,584
Puebla	19,094,404
Querétaro	7,937,346
Quintana Roo	8,688,849
San Luis Potosí	10,982,208
Sinaloa	11,500,693
Sonora	10,391,505
Tabasco	9,637,427
Tamaulipas	12,517,224
Tlaxcala	6,606,365
Veracruz	25,806,110
Yucatán	9,018,745
Zacatecas	19,534,155
Total	**445,000,000**

ANEXO 13. RAMO 25 PREVISIONES Y APORTACIONES PARA LOS SISTEMAS DE EDUCACIÓN BÁSICA, NORMAL, TECNOLÓGICA Y DE ADULTOS (pesos)

	Proyecto	AMPLIACIONES	PEF 2011
Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Educación Básica y Normal, y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	15,483,719,374	450,000,000	15,933,719,374
Aportaciones para los servicios de educación básica y normal en el Distrito Federal	28,500,022,728	0	28,500,022,728

ANEXO 14. RAMO 33 APORTACIONES FEDERALES PARA ENTIDADES FEDERATIVAS Y MUNICIPIOS (pesos)

	Proyecto PEF	AMPLIACIONES	Presupuesto Aprobado
Fondo de Aportaciones para la Educación Básica y Normal	248,571,800,000	0	248,571,800,000
Fondo de Aportaciones para los Servicios de Salud	55,698,661,071	0	55,698,661,071
Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	46,225,907,500	234,345,000	46,460,252,500
Estatal	5,602,579,989	28,402,614	5,630,982,603
Municipal	40,623,327,511	205,942,386	40,829,269,897
Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	47,377,857,115	240,184,877	47,618,041,992
Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	15,051,155,482	76,302,732	15,127,458,214
Asistencia Social	6,864,911,104	34,802,077	6,899,713,181
Infraestructura Educativa	8,186,244,378	41,500,655	8,227,745,033
Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	4,549,680,194	0	4,549,680,194
Educación Tecnológica	2,735,194,885	0	2,735,194,885
Educación de Adultos	1,814,485,309	0	1,814,485,309
Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	7,124,300,000	0	7,124,300,000
Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	25,886,508,200	131,233,200	26,017,741,400
Total	**450,485,869,562**	**682,065,809**	**451,167,935,371**

ANEXO 15. PREVISIONES SALARIALES Y ECONÓMICAS DE LOS RAMOS 25 Y 33 (pesos)

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
		I	II	III	
Ramos Generales					
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	8,468,323,400	450,000,000	7,015,395,974	15,933,719,374
	Ramo	820,336,800	0	736,997,422	1,557,334,222
	Fondo de Aportaciones para la Educación Básica y Normal	7,494,112,900	450,000,000	6,242,003,408	14,186,116,308
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos	153,873,700	0	36,395,144	190,268,844

33	Aportaciones Federales para Entidades Federativas y Municipios	1,328,170,300	0	107,805,341	1,435,975,641
	Fondo de Aportaciones para los Servicios de Salud	1,328,170,300	0	107,805,341	1,435,975,641

ANEXO 16. REMUNERACIONES DE LOS SERVIDORES PÚBLICOS DE LA FEDERACIÓN (pesos)

ANEXO 16.1. ADMINISTRACIÓN PÚBLICA FEDERAL

ANEXO 16.1.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES) (pesos)

Ámbito de aplicación	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total 2_/	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando 1_/:						
Presidente de la República		148,263		50,607		198,870
Secretario de Estado		145,838		51,009		196,847
Subsecretario	104,619	145,593	38,007	51,033	142,626	196,626
Oficial Mayor	104,619	141,966	38,007	49,890	142,626	191,856
Jefe de Unidad	86,481	141,583	32,362	49,801	118,843	191,384
Director General y Coordinador General	72,732	137,022	27,906	48,394	100,638	185,416
Director General Adjunto	54,312	110,957	21,622	39,873	75,934	150,830
Director	33,398	83,501	13,122	31,188	46,520	114,689
Subdirector	16,895	35,784	8,116	14,261	25,011	50,045
Jefe de Departamento	12,476	23,147	6,585	10,034	19,061	33,181
Personal de enlace	7,035	14,775	4,740	7,050	11,775	21,825
Personal operativo	4,227	7,417	4,513	5,439	8,740	12,856
Personal de Categorías:						
Del Servicio Exterior Mexicano	7,035	72,732	4,740	27,906	11,775	100,638
De Educación	218	45,816	7,579	93,712	7,797	139,528
De la Rama Médica, Paramédica y Grupos	6,218	36,667	5,634	11,302	11,852	47,969
De Investigación Científica y Desarrollo Tecnológico	5,705	22,518	8,816	35,285	14,521	57,803
De Seguridad Pública	6,873	23,629	5,434	48,185	12,307	71,814
De Procuración de Justicia	10,138	76,126	4,011	7,824	14,149	83,950
De Gobierno	10,134	15,624	6,649	7,789	16,783	23,413
De las Fuerzas Armadas	5,047	139,089	4,579	41,656	9,626	180,745

1_/ Las denominaciones de Secretario de Estado, Subsecretario, Oficial Mayor y Jefe de Unidad, son exclusivas de las dependencias del Ejecutivo Federal. Los titulares de los órganos Administrativos Desconcentrados y Entidades, adoptan como denominación el de Directores Generales, Vocal, Comisionado, etc., independientemente de que el rango titular pudiera ser coincidente con el de las dependencias para las denominaciones de uso exclusivo. Para los demás niveles de Director General Adjunto a Operativo, las denominaciones pueden ser semejantes y los rangos tabulares coincidentes.

2_/ La percepción Ordinaria incluye todos los ingresos que recibe el trabajador por Sueldos y Salarios, así como por Prestaciones, en efectivo o en especie, independientemente de que se reciba en forma periódica o en fechas definidas.

La remuneración neta corresponde a la cantidad que perciben los servidores públicos, una vez aplicadas las disposiciones fiscales.

Los montos indicados no incluyen la potenciación del seguro de vida institucional y el pago extraordinario por riesgo que se otorga a los servidores públicos cuyo desempeño pone en riesgo la seguridad o salud de los mismos.

Los rangos de las remuneraciones del personal operativo, varían conforme a las condiciones generales de trabajo y los contratos colectivos de trabajos.

ANEXO 16.1.2. LÍMITES DE PERCEPCIÓN EXTRAORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES, pesos)

Personal que recibe potenciación del seguro de vida institucional y pago extraordinario por riesgo

Ámbito de aplicación	Plazas	Importe mensual total unitario	
		Mínimo	Máximo
TOTAL	**1,000**		
Personal civil *_/	**377**		
Presidente de la República	1		48,186 **_/
Secretario de Estado	9	10,968	47,397
Subsecretario	27	7,846	47,318
Oficial Mayor	11	7,846	46,139
Jefe de Unidad	33	6,486	46,014
Director General y Coordinador General	123	5,455	44,532
Director General Adjunto	52	4,073	36,061
Director	46	2,415	27,138
Subdirector	72	1,267	11,630
Jefe de Departamento	3	936	7,523
Personal militar	**623**	**936**	**47,397**

*_/ Para los Servidores Públicos de los órganos administrativos o desconcentrados y de las entidades paraestatales que se les autorice la prestación, tomarán las cuotas mínimas y máximas aquí establecidas, en función de sus rangos tabulares equiparables.

**_/ Corresponde a la potenciación del seguro de vida institucional y al pago extraordinario por riesgo, por concepto de sueldos y salarios, en los términos del artículo 23, fracción II, inciso b), de este Decreto, conforme al cual el límite máximo es el equivalente al 30% de la referida percepción.

ANEXO 16.1.3. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DE LA REPÚBLICA (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,964,665**
Impuesto sobre la renta retenido (30%) *_/	**1,176,298**
Percepción bruta anual	**4,140,963**
I. Percepciones ordinarias:	**3,327,536**
a) Sueldos y salarios:	2,502,851
i) Sueldo base	489,192
ii) Compensación garantizada	2,013,659
b) Prestaciones:	824,685
i) Aportaciones a seguridad social	45,973
ii) Ahorro solidario [1/]	13,446
iii) Prima vacacional	13,589
iv) Aguinaldo (sueldo base)	54,355
v) Gratificación de fin de año (compensación garantizada)	306,397

vi) Prima quinquenal (antigüedad)	N/A
vii) Ayuda para despensa [2/]	0
viii) Seguro de vida institucional	34,790
ix) Seguro colectivo de retiro [2/]	0
x) Seguro de gastos médicos mayores	13,386
xi) Seguro de separación individualizado	342,749
xii) Apoyo económico para adquisición de vehículo [3/]	0
II. Percepciones extraordinarias:	**813,427**
a) Potenciación del seguro de vida institucional y pago extraordinario por riesgo [4]	813,427

*/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, 2010.

1/ Conforme a la nueva Ley del ISSSTE se incluye esta prestación a partir de 2010.

2/ El Presidente de la República decidió no hacer uso de esta prestación.

3/ El Presidente de la República no recibe esta prestación en virtud de los servicios de seguridad que le son proporcionados en razón de su investidura.

4/ Corresponde a la potenciación del seguro de vida institucional y al pago extraordinario por riesgo, el cual equivale al 30% de la percepción ordinaria mensual, por concepto de sueldos y salarios, en los términos del artículo 23, fracción II, inciso b), de este Decreto.

ANEXO 16.2. CÁMARA DE SENADORES

ANEXO 16.2.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA CÁMARA DE SENADORES (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total 1/	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General		122,737		52,023		174,760
Coordinador / Contralor / Tesorero / Secretario/ Técnico Órgano de Gobierno	101,593	120,987	43,852	51,256	145,445	172,243
Director General	79,674	95,765	35,545	41,673	115,219	137,438
Jefe de Unidad	64,506	72,521	29,560	32,602	94,066	105,123
Director de Área	41,535	63,284	20,463	28,667	61,998	91,951
Subdirector de Área	29,694	40,543	15,178	19,214	44,872	59,757
Jefe de Departamento	20,830	28,511	11,427	14,486	32,257	42,997
Personal de Servicio Técnico de Carrera	10,642	22,166	7,124	11,581	17,766	33,747
Personal operativo de confianza	16,121	17,876	7,736	8,189	23,857	26,065
Personal operativo de base	4,971	6,407	17,580	18,055	22,551	24,462

Este anexo refleja los límites mínimos y máximos de Percepciones ordinarias netas mensuales aplicables a los servidores públicos durante 2010, en función del puesto que ocupen.

1/ En la percepción ordinaria total se incluyen los importes que se cubren una o dos veces al año, divididos entre doce, por concepto de: aguinaldo, gratificación de fin de año y prima vacacional. La remuneración neta corresponde a la cantidad que perciben los servidores públicos de la Cámara de Senadores, una vez aplicadas las disposiciones fiscales. Estos montos no incluyen el pago del Seguro de Separación Individualizada que se otorga a los servidores públicos de mando.

Está pendiente el incremento extensivo al Personal Operativo de Confianza y de Servicio Técnico de Carrera, otorgado al Personal Operativo de Base, según Acuerdo de la SHCP -FSTSE Y Circular 307 - A.- 3386 de fecha 16 de agosto del presente año, emitido por la Unidad de Política y Control Presupuestario de la Subsecretaría de Egresos de la Secretaría de Hacienda y Crédito Público.



ANEXO 16.2.2. LÍMITES DE PAGO POR RIESGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario 1/	
		Mínimo	**Máximo**
Total Puestos	**327**		
Secretario General	2		199,197
Coordinador / Contralor / Tesorero	10	163,956	196,280
Director General	20	127,425	154,242
Jefe de Unidad	17	102,145	115,502
Director de Área	69	63,860	100,108
Subdirector de Área	103	44,125	62,207
Jefe de Departamento	106	29,672	42,153

* Corresponde al Estímulo nivel medio de cumplimiento de metas de acuerdo con la normatividad establecida autorizada por los Órganos de Gobierno.

ANEXO 16.2.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN SENADOR DE LA REPÚBLICA (pesos)

	Remuneración Recibida 1/
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,954,460**
Impuesto sobre la renta retenido (RTA) */	**731,195**
Percepción bruta anual	**2,685,655**
I. Percepciones ordinarias:	**2,685,655**
a) Sueldos y salarios:	2,057,328
i) Sueldo base 2/	2,057,328
ii) Compensación garantizada	N/A
b) Prestaciones:	628,327
i) Aportaciones a seguridad social	41,671
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 3/	13,446
iii) Prima vacacional	N/A
iv) Aguinaldo (sueldo base)	234,975
v) Gratificación de fin de año (compensación garantizada)	N/A
vi) Prima quinquenal (antigüedad)	N/A
vii) Ayuda para despensa	N/A
viii) Seguro de vida institucional	27,157
ix) Seguro colectivo de retiro	N/A
x) Seguro de gastos médicos mayores 4/	17,174
xi) Seguro de separación individualizado	293,904
xii) Apoyo económico para adquisición de vehículo	N/A
II. Percepciones extraordinarias:	
a) Pago por riesgo y potenciación de seguro de vida	N/A

1/ Corresponde a las Percepciones para 2010.

2/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, publicada en el Diario Oficial de la Federación del 28 de diciembre de 2009.

3/ Dieta.

4/ Solo para los Senadores que se incorporaron voluntariamente.

5/ Corresponde a la prima anual individual para un promedio de edad ubicado en el rango de 50-54 años.

ANEXO 16.2.4 REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ESTRUCTURA ORGÁNICA DE SECRETARIO GENERAL (pesos)

	Remuneración Recibida 1/
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,296,785**
Impuesto sobre la renta retenido (26.3%) */	**897,631**
Percepción bruta anual	**3,194,416**
I. Percepciones ordinarias:	**2,917,313**
a) Sueldos y salarios:	2,048,880
i) Sueldo base	207,818
ii) Compensación garantizada	1,841,062
b) Prestaciones:	868,433
i) Aportaciones a seguridad social	35,796
ii) Prima vacacional	6,927
iii) Aguinaldo (sueldo base)	23,091
iv) Gratificación de fin de año	432,216
v) Vales de fin de año	8,400
vi) Vales de despensa mensuales	12,000
vii) Seguro de vida institucional	36,880
viii) Seguro colectivo de retiro	162
ix) Seguro de gastos médicos mayores	16,318
x) Seguro de separación individualizado	292,697
xi) Sistema de ahorro para el retiro	3,946
II. Percepciones extraordinarias:	**277,103**
a) Estímulo por cumplimiento de metas	277,103

*/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, publicada en el Diario Oficial de la Federación del 28 de diciembre de 2009.

ANEXO 16.3. CÁMARA DE DIPUTADOS

ANEXO 16.3.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA CÁMARA DE DIPUTADOS (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal operativo de base:						
2		5,158		8,584		13,742
3		5,456		8,801		14,257
4		5,625		8,925		14,550
5		5,799		9,052		14,851
6		5,983		9,149		15,132
7		6,657		9,306		15,963
8		7,147		9,354		16,501
9		7,643		9,538		17,181
10		8,200		9,884		18,084
11		9,957		10,113		20,070
12		11,071		10,346		21,417
13		12,919		10,649		23,568
14		13,343		10,747		24,090
Personal de base sindicalizado:						
2		5,158		12,237		17,395
3		5,456		12,562		18,018



4		5,625		12,746		18,371
5		5,799		12,935		18,734
6		5,983		13,080		19,064
7		6,657		13,318		19,975
8		7,147		13,394		20,541
9		7,643		13,645		21,288
10		8,200		14,171		22,371
11		9,957		14,532		24,489
12		11,071		14,911		25,983
13		12,919		15,155		28,075
14		13,343		15,250		28,594
15		13,736		15,341		29,076
16		15,631		15,589		31,219
17		16,578		15,738		32,316
18		18,444		16,013		34,457
19		20,287		16,314		36,600
Personal operativo de confianza:						
2		5,158		7,771		12,929
3		5,456		7,937		13,392
4		5,625		8,031		13,656
5		5,799		8,128		13,927
6		5,983		8,203		14,186
6-R		6,187		8,707		14,894
7		6,657		8,327		14,984
8		7,127		8,387		15,515
9		7,643		8,523		16,166
10		8,191		8,819		17,010
11		9,925		9,070		18,995
12		11,071		9,262		20,333
13		12,919		9,556		22,476
14		13,343		9,645		22,988

ANEXO 16.3.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA CÁMARA DE DIPUTADOS (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General	0	151,383	0	28,672	0	180,055
Secretario de Servicios/Contralor Interno	0	131,093	0	25,093	0	156,186
Coordinador	114,311	121,833	22,133	23,460	136,444	145,293
Secretario de Enlace		103,599		20,244		123,843
Director General	86,731	113,970	17,268	22,073	103,999	136,043
Homólogos a Director General	86,731	99,934	17,268	19,597	103,999	119,531
Director de Área y Homólogos	49,648	79,523	10,727	15,997	60,375	95,520
Subdirector de Área y Homólogos	28,624	48,164	7,019	10,466	35,643	58,630
Jefe de Departamento y Homólogos	16,127	28,090	4,814	6,925	20,941	35,015

ESTE ANEXO REFLEJA LOS LÍMITES DE PERCEPCIONES ORDINARIAS NETAS MENSUALES APLICABLES A LOS SERVIDORES PÚBLICOS DURANTE 2011 DE ACUERDO AL PUESTO QUE OCUPEN, LOS CUALES PUEDEN VARIAR EN FUNCIÓN DE LOS ACUERDOS EMITIDOS POR LOS ÓRGANOS COMPETENTES Y LAS NECESIDADES INSTITUCIONALES.

PARA EFECTOS DE LOS LÍMITES QUE SE INCLUYEN, SE CONSIDERAN LOS IMPORTES NETOS DE LOS COMPONENTES SUELDOS Y SALARIOS Y PRESTACIONES Y SE DIVIDEN ENTRE DOCE PARA OBTENER LOS LÍMITES MÁXIMOS DE LOS SUELDOS Y SALARIOS NETOS MENSUALES, ASÍ COMO LAS PRESTACIONES NETAS MENSUALES. NO INCLUYEN EL SEGURO DE SEPARACIÓN INDIVIDUALIZADO QUE SE OTORGA AL PERSONAL DE MANDO.

LA REMUNERACIÓN NETA CORRESPONDE A LA CANTIDAD QUE PERCIBEN LOS SERVIDORES PÚBLICOS, UNA VEZ APLICADAS LAS DISPOSICIONES FISCALES.

A FIN DE CUMPLIR CON EL DESGLOSE DE REMUNERACIONES QUE ESTABLECE EL ARTÍCULO CONSTITUCIONAL, SE PRESENTAN LOS LÍMITES MÍNIMOS Y MÁXIMOS EN TÉRMINOS NETOS POR CONCEPTOS DE SUELDOS Y SALARIOS Y DE PRESTACIONES, DIFERENCIADOS POR EL TIPO DE SERVIDORES PÚBLICOS A LOS QUE APLICAN LOS LÍMITES CORRESPONDIENTES.

ANEXO 16.3.2.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA DE LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En Efectivo y en especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de operativo de confianza:						
AUXILIAR	0	7,051		5,425	0	12,476
SECRETARIA B	0	8,374		5,574	0	13,948
SECRETARIA A	0	10,513		5,910	0	16,423
ANALISTA O ASISTENTE DE INVESTIGADOR	0	15,378		6,639	0	22,017
SECRETARIA EJECUTIVA	0	14,676		6,538	0	21,214
SECRETARIA EJECUTIVA	0	18,204		7,071	0	25,275
INVESTIGADOR	0	26,684		7,842	0	34,526

ESTE ANEXO REFLEJA LOS LÍMITES DE PERCEPCIONES ORDINARIAS NETAS MENSUALES APLICABLES A LOS SERVIDORES PÚBLICOS DURANTE 2011 DE ACUERDO AL PUESTO QUE OCUPEN, LOS CUALES PUEDEN VARIAR EN FUNCIÓN DE LOS ACUERDOS EMITIDOS POR LOS ÓRGANOS COMPETENTES Y LAS NECESIDADES INSTITUCIONALES.

PARA EFECTOS DE LOS LÍMITES QUE SE INCLUYEN, SE CONSIDERAN LOS IMPORTES NETOS DE LOS COMPONENTES SUELDOS Y SALARIOS Y PRESTACIONES Y SE DIVIDEN ENTRE DOCE PARA OBTENER LOS LÍMITES MÁXIMOS DE LOS SUELDOS Y SALARIOS NETOS MENSUALES, ASÍ COMO LAS PRESTACIONES NETAS MENSUALES. NO INCLUYEN EL SEGURO DE SEPARACIÓN INDIVIDUALIZADO QUE SE OTORGA AL PERSONAL DE MANDO.

LA REMUNERACIÓN NETA CORRESPONDE A LA CANTIDAD QUE PERCIBEN LOS SERVIDORES PÚBLICOS, UNA VEZ APLICADAS LAS DISPOSICIONES FISCALES.

A FIN DE CUMPLIR CON EL DESGLOSE DE REMUNERACIONES QUE ESTABLECE EL ARTÍCULO CONSTITUCIONAL, SE PRESENTAN LOS LÍMITES MÍNIMOS Y MÁXIMOS EN TÉRMINOS NETOS POR CONCEPTOS DE SUELDOS Y SALARIOS Y DE PRESTACIONES, DIFERENCIADOS POR EL TIPO DE SERVIDORES PÚBLICOS A LOS QUE APLICAN LOS LÍMITES CORRESPONDIENTES.

ANEXO 16.3.2.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA DE LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Jefe de la Unidad	0	138,258		26,357	0	164,615
Director de Área	0	109,413		21,269	0	130,682
Secretario Técnico	0	100,344		19,670	0	120,014
Coordinador de Asesores					0	
Secretario Particular	0	78,528		15,821	0	94,349
Subdirector	0	72,426		14,745	0	87,171
Coordinador Administrativo	0	43,840	0	9,703	0	53,543

Asesor	0	43,840	0	9,703	0	53,543
Especialista	0	28,932	0	7,073	0	36,005

ESTE ANEXO REFLEJA LOS LÍMITES DE PERCEPCIONES ORDINARIAS NETAS MENSUALES APLICABLES A LOS SERVIDORES PÚBLICOS, EN FUNCIÓN DEL PUESTO QUE OCUPEN. LOS CUALES PUEDEN VARIAR EN FUNCIÓN DE LOS ACUERDOS EMITIDOS POR LOS ÓRGANOS COMPETENTES Y LAS NECESIDADES INSTITUCIONALES

PARA EFECTOS DE LOS LÍMITES QUE SE INCLUYEN, SE CONSIDERAN LOS IMPORTES NETOS DE LOS COMPONENTES SUELDOS Y SALARIOS Y PRESTACIONES Y SE DIVIDEN ENTRE DOCE PARA OBTENER LOS LÍMITES MÁXIMOS DE LOS SUELDOS Y SALARIOS NETOS MENSUALES, ASÍ COMO LAS PRESTACIONES NETAS MENSUALES, NO INCLUYE EL SEGURO DE SEPARACIÓN INDIVIDUALIZADO QUE SE OTORGA AL PERSONAL DE MANDO.

LA REMUNERACIÓN NETA CORRESPONDE A LA CANTIDAD QUE PERCIBEN LOS SERVIDORES PÚBLICOS, UNA VEZ APLICADAS LAS DISPOSICIONES FISCALES.

A FIN DE CUMPLIR CON EL DESGLOSE DE REMUNERACIONES QUE ESTABLECE EL ARTÍCULO CONSTITUCIONAL, SE PRESENTAN LOS LÍMITES MÍNIMOS Y MÁXIMOS EN TÉRMINOS NETOS POR CONCEPTOS DE SUELDOS Y SALARIOS Y DE PRESTACIONES, DIFERENCIADOS POR EL TIPO DE SERVIDORES PÚBLICOS A LOS QUE APLICAN LOS LÍMITES CORRESPONDIENTES.

ANEXO 16.3.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN DIPUTADO FEDERAL (pesos)

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA) 1/	**1,448,044.15**
Impuesto sobre la renta retenido (28%) 2/	**394,688.83**
Percepción bruta anual	**1,842,732.98**
I. Percepciones ordinarias:	
a) Sueldos y salarios:	
i) Sueldo base 3/	1,264,536.00
ii) Compensación garantizada	N/A
b) Prestaciones:	
i) Aportaciones a seguridad social	20,623.56
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	N/A
iii) Prima vacacional	N/A
iv) Aguinaldo	198,257.43
v) Gratificación de fin de año	N/A
vi) Prima quinquenal	N/A
vii) Ayuda para despensa	38,045.00
viii) Seguro de vida institucional 4/	35,530.04
ix) Seguro colectivo de retiro	N/A
x) Seguro de gastos médicos mayores y menores 4/	88,478.95
xi) Seguro de separación individualizado	197,262.00
xii) Apoyo económico para adquisición de vehículo	N/A
II. Percepciones extraordinarias:	
a) Pago por riesgo y potencialización de seguro de vida	N/A

1/ Corresponde a las Percepciones 2010.

2/ Conforme a lo dispuesto en el artículo transitorio 2010 de la Ley del ISR, DOF del 7 de diciembre de 2010.

3/ Dieta.

4/ Prima anual individual promedio.

ANEXO 16.3.4. REMUNERACIÓN TOTAL ANUAL DEL SECRETARIO GENERAL (pesos)

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,641,170**
Impuesto sobre la renta retenido (*)	**919,517**
Percepción bruta anual	**3,560,686**

I. Percepciones ordinarias:	**3,548,516**
a) Sueldos y salarios:	2,595,132
i) Sueldo base	499,104
ii) Compensación garantizada	2,096,028
b) Prestaciones:	953,384
i) Aportaciones a seguridad social	41,671
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	13,446
iii) Prima vacacional (**)	82,900
iv) Aguinaldo (sueldo base) (**)	72,088
v) Gratificación de fin de año (compensación garantizada) (**)	302,765
vi) Prima quinquenal (antigüedad)	660
vii) Ayuda para despensa	21,600
viii) Seguro de vida institucional	42,820
ix) Seguro colectivo de retiro	0
x) Seguro de gastos médicos mayores (***)	38,068
xi) Seguro de separación individualizado	337,367
xii) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias:	**12,170**
a) Medidas de fin de Año (**)	12,170

(*) El importe neto puede variar en función de las variaciones de la tabla de impuestos

(**) Incluye apoyo al impuesto

(***) Incluye costo de la póliza del Secretario General y el 50% de la póliza de sus beneficiarios

ANEXO 16.4. AUDITORÍA SUPERIOR DE LA FEDERACIÓN

ANEXO 16.4.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
AUDITOR SUPERIOR DE LA FEDERACIÓN		140,292		57,698		197,990
AUDITOR ESPECIAL		138,508		54,992		193,500
TITULAR DE UNIDAD		137,118		54,180		191,298
COORDINADORES, SECRETARIO TÉCNICO DEL A.S.F. DIRECTOR GENERAL Y HOMÓLOGO	117,630	124,973	47,515	49,843	165,145	174,816
DIRECTOR DE ÁREA Y HOMÓLOGOS	72,904	82,555	33,405	36,427	106,309	118,982
ASESOR DEL AUDITOR ESPECIAL		58,066		28,300		86,366
SRIO. TÉCNICO DE COORDINADOR Y DIR. GRAL.	39,515	58,066	21,331	28,300	60,846	86,366
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	35,556	41,885	20,167	22,039	55,723	63,924
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	24,962	29,759	15,919	17,287	40,881	47,046
PERSONAL OPERATIVO DE CONFIANZA						
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	19,072	19,840	6,474	6,452	25,546	26,292
COORDINADOR DE AUDITORES JURÍDICOS	19,072	19,840	6,474	6,452	25,546	26,292
COORDINADOR DE AUDITORES	19,072	19,840	6,474	6,452	25,546	26,292



ADMINISTRATIVOS						
AUDITOR DE FISCALIZACIÓN "A"	16,807	17,494	6,545	6,527	23,352	24,021
AUDITOR JURÍDICO "A"	16,807	17,494	6,545	6,527	23,352	24,021
AUDITOR ADMINISTRATIVO "A"	16,807	17,494	6,545	6,527	23,352	24,021
AUDITOR DE FISCALIZACIÓN "B"	13,592	15,642	5,864	6,414	20,080	22,056
AUDITOR JURÍDICO "B"	13,592	15,642	6,488	6,414	20,080	22,056
AUDITOR ADMINISTRATIVO "B"	13,592	15,642	6,488	6,414	20,080	22,056
SUBJEFE DE ANALISTAS		16,104	6,488	6,566		22,670
COORDINADOR DE ANALISTAS "A"		14,789		6,442		21,231
SECRETARIA PARTICULAR "A"		19,447		7,846		27,293
OPERADOR SUPERVISOR "A"		15,124		8,483		23,607
SECRETARIA PARTICULAR "B"		15,524		7,992		23,516
OPERADOR SUPERVISOR "B"		13,741		8,526		22,267
OPERADOR SUPERVISOR "C"		12,771		8,584		21,355
SUPERVISOR DE ÁREA ADMINISTRATIVA		11,803		8,773		20,576
SUPERVISOR DE ÁREA TÉCNICA		11,803		8,613		20,416
OPERADOR SUPERVISOR "D"		11,803		8,354		20,157
VIGILANTE DE LA ASF		11,803		8,354		20,157
SECRETARIA DE DIRECTOR DE ÁREA	9,926	10,341	8,592	8,780	18,518	19,121
ANALISTA ADMINISTRATIVO	8,769	9,148	8,429	8,611	17,198	17,759
CHOFER DE SERVICIOS GENERALES ; TÉCNICO EN MANTENIMIENTO		7,511		8,391		15,902
PERSONAL OPERATIVO DE BASE						
TÉCNICO SUPERIOR		6,894		14,783	0	21,677
COORDINADOR DE PROYECTOS ESPECIALES		6,271		14,858	0	21,129
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS		6,015		14,869	0	20,884
ANALISTA ESPECIALIZADO EN PROYECTOS		5,827		14,850	0	20,677
ESPECIALISTA TÉCNICO		5,608		14,737	0	20,345
ESPECIALISTA EN PROYECTOS TÉCNICOS		5,415		14,642	0	20,057
ESPECIALISTA HACENDARIO		5,359		14,615	0	19,974
TÉCNICO MEDIO		5,168		14,595	0	19,763
ANALISTA CONTABLE		5,011		14,526	0	19,537
TÉCNICO CONTABLE		4,558		14,463	0	19,321
TÉCNICO MEDIO CONTABLE		4,849		14,459	0	19,308
AUXILIAR TÉCNICO CONTABLE		4,836		14,454	0	19,290
INTENDENTE		4,767		14,427	0	19,194

1.- Los límites de percepción ordinaria neta mensual no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.-No se considera el incremento salarial anual al personal de apoyo técnico, administrativo y base, el cual será dado a conocer por la SHCP.

3.-No se considera el incremento de la compensación de fin de año, el cual será dado a conocer por la SHCP.

4.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo, de base y de confianza, en términos del Reglamento interior de las Condiciones Generales de Trabajo de la contaduría Mayor de Hacienda, para el presente ejercicio fiscal.

5.- el importe por gastos Médicos Mayores está sujeto a licitación pública.

6.- Por acuerdo del comité Directivo del Servicio Fiscalizador de Carrera, se autorizó en 2008 la estructura del plan de ascenso básico de 30 años, misma que requiere crear un grado salarial para el personal del Servicio Fiscalizador de Carrera de los niveles de Jefe de Departamento y Subdirector de Área.

ANEXO 16.4.2. LÍMITES DE PERCEPCIÓN EXTRAORDINARIA TOTAL (pesos)

Tipos de Personal	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
PERSONAL DE MANDO			
AUDITOR SUPERIOR DE LA FEDERACIÓN	1		569,123
AUDITOR ESPECIAL	3		396,026
TITULAR DE UNIDAD	2		390,977
COORDINADORES, SECRETARIO TÉCNICO DEL A.S.F. DIRECTOR GENERAL	25	329,785	344,723
DIRECTOR DE ÁREA Y HOMÓLOGOS	79	149,973	169,827
ASESOR DEL AUDITOR ESPECIAL	1		119,451
SRIO. TÉCNICO DE COORDINADOR Y DIR. GRAL.	13	81,287	119,451
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	171	73,144	86,164
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	291	51,350	61,218
PERSONAL OPERATIVO DE CONFIANZA			
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	119	43,258	44,777
COORDINADOR DE AUDITORES JURÍDICOS	5	43,258	44,777
COORDINADOR DE AUDITORES ADMINISTRATIVOS	37	43,258	44,777
AUDITOR DE FISCALIZACIÓN "A"	218	38,784	40,144
AUDITOR JURÍDICO "A"	61	38,784	40,144
AUDITOR ADMINISTRATIVO "A"	56	38,784	40,144
AUDITOR DE FISCALIZACIÓN "B"	152	32,427	36,466
AUDITOR JURÍDICO "B"	2	32,427	36,466
AUDITOR ADMINISTRATIVO "B"	40	32,427	36,466
SUBJEFE DE ANALISTAS	1		37,395
COORDINADOR DE ANALISTAS "A"	1		34,784
SECRETARIA PARTICULAR "A"	4		44,016
OPERADOR SUPERVISOR "A"	1		23,715
SECRETARIA PARTICULAR "B"	32		36,265
OPERADOR SUPERVISOR "B"	4		22,400
OPERADOR SUPERVISOR "C"	21		21,488
SUPERVISOR DE ÁREA ADMINISTRATIVA	89		20,593
SUPERVISOR DE ÁREA TÉCNICA	11		20,587
OPERADOR SUPERVISOR "D"	8		20,579
VIGILANTE DE LA ASF	17		20,579
SECRETARIA DE DIRECTOR DE ÁREA	1	18,879	19,257
ANALISTA ADMINISTRATIVO	1	17,842	18,194
CHOFER DE SERVICIOS GENERALES TÉCNICO EN MANTENIMIENTO	3		16,715
PERSONAL OPERATIVO DE BASE			
TÉCNICO SUPERIOR	7		18,252
COORDINADOR DE PROYECTOS ESPECIALES	7		17,766
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS	7		17,546
ANALISTA ESPECIALIZADO EN PROYECTOS	6		17,464
ESPECIALISTA TÉCNICO	7		17,275
ESPECIALISTA EN PROYECTOS TÉCNICOS	7		17,111
ESPECIALISTA HACENDARIO	4		17,064
TÉCNICO MEDIO	12		16,981
ANALISTA CONTABLE	27		16,857
TÉCNICO CONTABLE	37		16,740
TÉCNICO MEDIO CONTABLE	41		16,733
AUXILIAR TÉCNICO CONTABLE	23		16,723
INTENDENTE	16		16,671

1.- Los límites de percepción ordinaria neta mensual no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.-No se considera el incremento salarial anual al personal de apoyo técnico, administrativo y base, el cual será dado a conocer por la SHCP.

3.-No se considera el incremento de la compensación de fin de año, el cual será dado a conocer por la SHCP.

4.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo, de base y de confianza, en términos del Reglamento interior de las Condiciones Generales de Trabajo de la contaduría Mayor de Hacienda, para el presente ejercicio fiscal.

5.- el importe por gastos Médicos Mayores está sujeto a licitación pública.

6.- Por acuerdo del comité Directivo del Servicio Fiscalizador de Carrera, se autorizó en 2008 la estructura del plan de carrera con una trayectoria de promoción de grado o ascenso básico de 30 años, misma que requiere crear un grado salarial para el personal del Servicio Fiscalizador de Carrera de los niveles de Jefe de Departamento y Subdirector de Área.

ANEXO 16.4.3 REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (pesos)

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA) 1/	**2,945,000**
Impuesto sobre la renta retenido 2/	**1,151,812**
Percepción bruta anual	**4,096,811**
I. Percepciones ordinarias:	**3,305,101**
a) Sueldos y salarios:	2,341,930
i) Sueldo base	436,056
ii) Compensación garantizada	1,905,874
b) Prestaciones:	963,171
i) Aportaciones a seguridad social	41,806
ii) Prima vacacional	12,113
iii) Aguinaldo (sueldo base)	69,215
iv) Gratificación de fin de año (compensación garantizada)	301,781
v) Prima quinquenal (antigüedad)	1,632
vi) Ayuda para despensa	924
vii) Seguro de vida institucional	42,155
viii) Seguro de gastos médicos mayores	22,184
ix) Seguro de separación individualizado	334,561
x) Revisión Médica	7,000
xi) Vales de Despensa	129,800
II. Percepciones extraordinarias:	**791,711**
a) Estímulo por Cumplimiento de Metas y Pago de Riesgo	791,711

1/ Los límites de percepción ordinaria neta mensual no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta.

ANEXO 16.5. SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

ANEXO 16.5.1. REMUNERACIÓN NOMINAL ANUAL DEL MINISTRO PRESIDENTE EN ACTIVO, DE CONFORMIDAD CON EL ARTÍCULO TERCERO TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS (pesos) Y ANEXO 16.5.2. REMUNERACIÓN NOMINAL ANUAL DE MINISTROS EN ACTIVO, DE CONFORMIDAD CON EL ARTÍCULO TERCERO TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y SDICIONAN LOS ARTÍCULOS 75, 115, 116, 122 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS (pesos).

	MINISTRO PRESIDENTE	MINISTRO EN ACTIVO
REMUNERACIÓN NOMINAL ANUAL BRUTA	**5,989,489**	**5,892,778**
a) Sueldos y salarios:	**4,223,685**	**4,126,458**
i) Sueldo base	615,411	562,567
ii) Compensación garantizada	2,411,292	2,406,517
iii) Prestaciones nominales	1,196,982	1,157,374
b) Prestaciones:	**1,077,520**	**1,078,036**
i) Aportaciones a seguridad social	-	-
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	-	-



iii) Prima vacacional	84,075	82,474
iv) Aguinaldo (sueldo base y compensación garantizada)	479,690	470,544
v) Gratificación de fin de año (comp. garantizada)	-	-
vi) Prima quinquenal (antigüedad)	-	-
vii) Ayuda para despensa	-	-
viii) Seguro de vida institucional	49,941	48,990
ix) Seguro colectivo de retiro	-	-
x) Seguro de gastos médicos mayores	13,744	19,202
xi) Seguro de separación individualizado	432,386	424,155
xii) Apoyo económico para adquisición de vehículo	-	-
xiii) Estimulo por antigüedad	13,584	28,571
xiv) Ayuda de anteojos	3,100	3,100
xv) Estímulo del día de la madre	1,000	1,000
c) Pago por riesgo	**688,284**	**688,284**

ANEXO 16.5.3. REMUNERACIÓN TOTAL ANUAL DE LOS NUEVOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN QUE SE DESIGNEN A PARTIR DEL 1o DE ENERO DE 2010 CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123, Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS (pesos)

	Remuneración Recibida
REMUNERACIÓN NOMINAL ANUAL BRUTA	**3,999,413**
a) Sueldos y salarios:	**2,496,000**
i) Sueldo base	495,248
ii) Compensación garantizada	1,623,341
iii) Prestaciones nominales	377,411
b) Prestaciones:	**791,005**
i) Aportaciones a seguridad social	-
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	-
iii) Prima vacacional	58,850
iv) Aguinaldo (sueldo base y compensación garantizada)	335,545
v) Gratificación de fin de año (comp. garantizada)	-
vi) Prima quinquenal (antigüedad)	-
vii) Ayuda para despensa	-
viii) Seguro de vida institucional	34,957
ix) Seguro colectivo de retiro	-
x) Seguro de gastos médicos mayores	26,326
xi) Seguro de separación individualizado	302,656
xii) Apoyo económico para adquisición de vehículo	-
xiii) Estimulo por antigüedad	28,571
xiv) Ayuda de anteojos	3,100
xv) Estímulo del día de la madre	1,000
c) Pago por riesgo	**712,408**

ANEXO 16.6. CONSEJO DE LA JUDICATURA FEDERAL

ANEXO 16.6.1. REMUNERACIÓN NOMINAL ANUAL DE CONSEJEROS DE LA JUDICATURA FEDERAL DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS (pesos)

	Remuneración Recibida
REMUNERACIÓN NOMINAL ANUAL BRUTA	**5,892,778**
a) Sueldos y salarios:	**4,073,893**

i) Sueldo base	562,567
ii) Compensación garantizada	2,406,517
iii) Prestaciones nominales	1,104,809
b) Prestaciones:	**1,130,601**
i) Aportaciones a seguridad social	41,671
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	13,446
iii) Prima vacacional	82,475
iv) Aguinaldo (sueldo base y compensación garantizada)	470,544
v) Gratificación de fin de año (comp. garantizada)	0
vi) Prima quinquenal (antigüedad)	16,320
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	48,990
ix) Seguro colectivo de retiro	162
x) Seguro de gastos médicos mayores	21,866
xi) Seguro de separación individualizado	424,155
xii) Apoyo económico para adquisición de vehículo	0
xiii) Estimulo por antigüedad	6,872
xiv) Ayuda de anteojos	3,100
xv) Estímulo del día de la madre	1,000
c) Pago por riesgo	**688,284**

ANEXO 16.6.2. REMUNERACIÓN TOTAL ANUAL DE LOS NUEVOS CONSEJEROS DE LA JUDICATURA FEDERAL QUE SE DESIGNEN A LA ENTRADA EN VIGOR DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, ES LA ESTABLECIDA EN EL PROYECTO DE PRESUPUESTO DE EGRESOS PARA EL EJERCICIO FISCAL 2011, ENVIADO A LA H. CÁMARA DE DIPUTADOS A TRAVÉS DE LA SECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO. (pesos)

	Remuneración Recibida
REMUNERACIÓN NOMINAL ANUAL BRUTA	**3,999,413**
a) Sueldos y salarios:	**2,496,000**
i) Sueldo base	495,248
ii) Compensación garantizada	1,623,341
iii) Prestaciones nominales	377,411
b) Prestaciones:	**879,413**
i) Aportaciones a seguridad social	41,671
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	13,446
iii) Prima vacacional	58,850
iv) Aguinaldo (sueldo base y compensación garantizada)	335,545
v) Prima quinquenal (antigüedad)	16,320
vi) Ayuda para despensa	0
vii) Seguro de vida institucional	34,957
viii) Seguro colectivo de retiro	162
ix) Seguro de gastos médicos mayores	21,866
x) Seguro de separación individualizado	302,656
xi) Apoyo económico para adquisición de vehículo	0
xii) Otras prestaciones	53,940
c) Pago por riesgo	**624,000**

ANEXO 16.7. TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

ANEXO 16.7.1. REMUNERACIÓN NOMINAL ANUAL DE MAGISTRADOS ELECTORALES DE CONFORMIDAD CON EL ARTÍCULO 3ero.

TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS (pesos)

	TEPJF MAGISTRADO PRESIDENTE	TEPJF MAGISTRADO SALA SUPERIOR
REMUNERACIÓN NOMINAL ANUAL BRUTA	**5,989,489**	**5,892,778**
a) Sueldos y salarios:	4,154,638	4,057,411
i) Sueldo base	615,411	562,567
ii) Compensación garantizada	2,411,292	2,406,517
iii) Prestaciones nominales	1,127,935	1,088,327
b) Prestaciones:	**1,146,567**	**1,147,083**
i) Aportaciones a seguridad social	41,671	41,671
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	13,446	13,446
iii) Prima vacacional	84,075	82,475
iv) Aguinaldo (sueldo base y compensación garantizada)	480,429	471,283
v) Prima quinquenal (antigüedad)	16,320	16,320
vi) Ayuda para despensa	-	-
vii) Seguro de vida institucional	49,941	48,990
viii) Seguro colectivo de retiro	162	162
ix) Seguro de gastos médicos mayores	13,744	21,866
x) Seguro de separación individualizado	432,386	424,155
xi) Apoyo económico para adquisición de vehículo	-	-
xii) Estímulo por antigüedad	10,293	22,615
xiii) Ayuda de anteojos	3,100	3,100
xiv) Estímulo del día de la madre	1,000	1,000
c) Pago por riesgo	**688,284**	**688,284**

ANEXO 16.7.2. REMUNERACIÓN TOTAL ANUAL DE LOS NUEVOS MAGISTRADOS DE SALA SUPERIOR QUE SE DESIGNEN A LA ENTRADA EN VIGOR DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, ES LA ESTABLECIDA EN EL PROYECTO DE PRESUPUESTO DE EGRESOS PARA EL EJERCICIO 2011, ENVIADO A LA H. CÁMARA DE DIPUTADOS A TRAVÉS DE LA SECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO (pesos)

	TEPJF MAGISTRADO DE SALA SUPERIOR
REMUNERACIÓN TOTAL ANUAL BRUTA	**3,999,413.0**
a) Sueldos y salarios:	**2,496,000.0**
i) Sueldo base	495,246.0
ii) Compensación garantizada	1,623,342.0
iii) Prestaciones nominales	377,412.0
b) Prestaciones:	**879,413.0**
i) Aportaciones a seguridad social	41,671.0
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	13,446.0
iii) Prima vacacional	58,850.0
iv) Aguinaldo (sueldo base y compensación garantizada)	336,284.0



v) Prima quinquenal (antigüedad)	16,320.0
vi) Ayuda para despensa	0.0
vii) Seguro de vida institucional	34,957.0
viii) Seguro colectivo de retiro	162.0
ix) Seguro de gastos médicos mayores	21,866.0
x) Seguro de separación individualizado	302,655.0
xi) Apoyo económico para adquisición de vehículo	0.0
xii) Otras prestaciones	53,202.0
c) Pago por riesgo	**624,000.0**

ANEXO 16.7.3. ANALÍTICO DE PLAZAS Y REMUNERACIONES DEL TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN (pesos)

TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN
ANALÍTICO DE PLAZAS Y REMUNERACIONES 2011
PERCEPCIONES ANUALES

(unitario en pesos)

Puesto	Denominación	Nivel	Rango	Plazas	Sueldo Tabular Anual	Prestaciones de Ley	Pago por Riesgo	Por Disposición Normativa	Seguros a la Persona	Fondos y Seguros de Ahorro	Seguridad Social	Total Anual Bruto
MS01	MAGISTRADO PRESIDENTE DEL T.E.P.J.F. (de conformidad con el artículo tercero transitorio del decreto por el que se reforma el artículo 127 constitucional)	1		1	4,154,638	580,824	688,284	14,393	63,847	432,366	55,117	5,989,469
MS02	MAGISTRADO DE SALA SUPERIOR (de conformidad con el artículo tercero transitorio del decreto por el que se reforma el artículo 127 constitucional)	2		6	4,057,411	570,078	688,284	28,715	71,018	424,155	55,117	5,892,778
MS01-02	MAGISTRADO DE SALA SUPERIOR	1,2			2,496,000	411,453	624,000	53,203	56,985	302,855	55,117	3,999,413
MS03	MAGISTRADO DE SALA REGIONAL	3		15	2,318,441	409,614	579,610	225,875	55,178	301,246	55,117	3,945,081
MS04	SECRETARIO GENERAL DE ACUERDOS	4		1	2,318,441	409,614	-	805,485	55,178	301,246	55,117	3,945,081
MS04-1	SECRETARIO ADMINISTRATIVO	4		1	2,318,441	409,614	-	805,485	55,178	301,246	55,117	3,945,081
MS04-2	COORDINADOR GENERAL DE ASESORES DE LA PRESIDENCIA	4		1	2,318,441	409,614	-	805,485	55,178	301,246	55,117	3,945,081
MS05	SUBSECRETARIO GENERAL DE ACUERDOS	5	A	1	2,279,919	401,821	-	792,644	54,489	295,278	55,117	3,879,268
MS06	CONTRALOR INTERNO DEL T.E.P.J.F.	6		1	2,129,450	400,998	-	742,488	54,416	294,647	55,117	3,677,116
MS07	DIRECTOR DEL CENTRO DE CAPACITACIÓN JUDICIAL ELECTORAL	7	A	1	1,993,912	375,719	-	697,309	52,180	275,284	55,117	3,449,521
MS07-1	COORDINADOR	7	A	10	1,993,912	375,719	-	697,309	52,180	275,284	55,117	3,449,521
MS07-1	COORDINADOR	7	B		1,855,543	349,912	-	651,186	49,897	255,517	55,117	3,217,172
MS08	SECRETARIO PARTICULAR DEL MAGISTRADO PRESIDENTE	8	A	1	1,855,543	349,912	-	651,186	49,532	255,517	55,117	3,216,807
MS08-1	DIRECTOR GENERAL	8	A	9	1,855,543	349,912	-	651,186	49,532	255,517	55,117	3,216,807
MS08-1	DIRECTOR GENERAL	8	B		1,717,697	324,203	-	605,237	47,258	235,825	55,117	2,985,337
MS08-1	DIRECTOR GENERAL	8	C		1,583,786	299,227	-	560,600	45,048	216,695	55,117	2,760,473
MS08-2	SECRETARIO INSTRUCTOR	8	A	7	1,855,543	349,912	-	651,186	49,532	255,517	55,117	3,216,807
MS08-2	SECRETARIO INSTRUCTOR	8	B		1,717,697	324,203	-	605,237	47,258	235,825	55,117	2,985,337
MS08-2	SECRETARIO INSTRUCTOR	8	C		1,583,786	299,227	-	560,600	45,048	216,695	55,117	2,760,473
MS08-3	SECRETARIO DE LA COMISIÓN DE TRANSPARENCIA	8	C		1,583,786	299,227	-	560,600	45,048	216,695	55,117	2,760,473
MS08-4	SECRETARIO ACADÉMICO	8	A	1	1,855,543	349,912	-	651,186	49,532	255,517	55,117	3,216,807
MS08-4	SECRETARIO ACADÉMICO	8	B		1,717,697	324,203	-	605,237	47,258	235,825	55,117	2,985,337
MS08-4	SECRETARIO ACADÉMICO	8	C		1,583,786	299,227	-	560,600	45,048	216,695	55,117	2,760,473
MS09	SECRETARIO DE ESTUDIO Y CUENTA	9	A	63	1,472,558	272,862	-	523,527	42,716	196,500	55,117	2,563,290
MS09	SECRETARIO DE ESTUDIO Y CUENTA	9	B		1,367,482	253,363	-	488,409	40,982	181,458	55,117	2,386,831
MS09	SECRETARIO DE ESTUDIO Y CUENTA	9	C	14	1,099,177	203,222	-	399,064	36,555	143,159	55,117	1,936,294
MS10	SECRETARIO TÉCNICO DE COMISIONADO	10		5	1,319,501	244,314	-	472,505	39,658	174,634	55,117	2,305,729
MS10-1	TITULAR DEL SECRETARIADO TÉCNICO DE LA SRIA. GENERAL DE ACU	10		1	1,319,501	244,314	-	472,505	39,658	174,634	55,117	2,305,729
MS10-2	SECRETARIO DE TESIS	10		7	1,319,501	244,314	-	472,505	39,658	174,634	55,117	2,305,729
MS11	ASESOR DEL SECRETARIO ADMINISTRATIVO	11	A	1	1,319,501	244,314	-	472,505	39,658	174,634	55,117	2,305,729
MS11-1	JEFE DE UNIDAD	11	A	18	1,319,501	244,314	-	472,505	39,658	174,634	55,117	2,305,729
MS11-1	JEFE DE UNIDAD	11	B		1,137,695	210,406	-	411,903	38,859	148,861	55,117	2,000,441
MS11-1	JEFE DE UNIDAD	11	C		984,868	181,906	-	360,958	34,137	126,832	55,117	1,743,848

Las percepciones de los nuevos Magistrados de Sala Superior del Tribunal Electoral del Poder Judicial de la Federación a partir del 2010, se apegan a lo establecido para la remuneración total anual del Ejecutivo Federal.
Los Magistrados de Sala Superior del Tribunal Electoral del Poder Judicial de la Federación en activo, se sujetarán a las disposiciones contenidas en la Constitución Política de los Estados Unidos Mexicanos

TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN
ANALÍTICO DE PLAZAS Y REMUNERACIONES 2011
PERCEPCIONES ANUALES

(unitario en pesos)

Puesto	Denominación	Nivel	Rango	Plazas	SUELDO TABULAR ANUAL	PRESTACIONES DE LEY	PAGO POR RIESGO	POR DISPOSICIÓN NORMATIVA	SEGUROS A LA PERSONA	FONDOS Y SEGUROS DE AHORRO	SEGURIDAD SOCIAL	TOTAL ANUAL BRUTO
MS11-2	SECRETARIO PRIVADO	11	A	1	1,319,501	244,314	-	472,505	39,658	174,634	55,117	2,305,729
MS11-2	SECRETARIO PRIVADO	11	B		1,137,695	210,406	-	411,903	38,659	146,661	55,117	2,000,441
MS11-2	SECRETARIO PRIVADO	11	C		984,888	181,906	-	360,969	34,137	126,832	55,117	1,743,848
MS12	SECRETARIO PARTICULAR DE MAGISTRADO DE SALA SUPERIOR	12		7	1,301,448	238,496	-	466,487	39,144	170,177	55,117	2,270,869
MS13	ASESOR DE MANDO SUPERIOR	13	A	17	1,131,259	216,691	-	434,758	36,866	153,475	55,117	2,028,166
MS13	ASESOR DE MANDO SUPERIOR	13	B		1,039,561	199,265	-	404,192	35,325	140,128	55,117	1,873,588
MS13	ASESOR DE MANDO SUPERIOR	13	C		1,001,979	192,256	-	391,664	34,705	134,759	55,117	1,810,480
MS13-1	INVESTIGADOR	13	A	8	1,131,259	216,691	-	434,758	36,866	153,475	55,117	2,028,166
MS13-1	INVESTIGADOR	13	B		1,039,561	199,265	-	404,192	35,325	140,128	55,117	1,873,588
MS13-1	INVESTIGADOR	13	C		1,001,979	192,256	-	391,664	34,705	134,759	55,117	1,810,480
MS13-2	CAPACITADOR I	13	A	2	1,131,259	216,691	-	434,758	36,866	153,475	55,117	2,028,166
MS13-2	CAPACITADOR I	13	B		1,039,561	199,265	-	404,192	35,325	140,128	55,117	1,873,588
MS13-2	CAPACITADOR I	13	C		1,001,979	192,256	-	391,664	34,705	134,759	55,117	1,810,480
MM14	TITULAR DE ARCHIVO JURISDICCIONAL	14		1	925,427	179,106	-	366,147	33,541	124,687	55,117	1,684,025
MM14-1	TITULAR DE OFICIALIA DE PARTES	14		1	925,427	179,106	-	366,147	33,541	124,687	55,117	1,684,025
MM14-2	TITULAR DE OFICINA DE ACTUARIOS	14		1	925,427	179,106	-	366,147	33,541	124,687	55,117	1,684,025
MM14-3	SECRETARIO GENERAL DE SALA REGIONAL	14	A	5	878,715	170,394	-	350,577	32,771	118,014	42,529	1,593,000
MM14-4	SECRETARIO DE ESTUDIO Y CUENTA REGIONAL	14	A	75	878,715	170,394	-	350,577	32,771	118,014	42,529	1,593,000
MM15	DIRECTOR DE ÁREA	15	A	53	925,427	179,106	-	366,147	33,541	124,687	55,117	1,684,025
MM15	DIRECTOR DE ÁREA	15	B		780,040	152,021	-	317,685	31,145	103,942	55,117	1,439,950
MM15	DIRECTOR DE ÁREA	15	C		669,638	132,366	-	280,884	29,406	88,886	44,466	1,245,646
MM15-1	DELEGADO ADMINISTRATIVO REGIONAL	15	A	5	925,427	179,106	-	366,147	33,541	124,687	55,117	1,684,025
MM15-1	DELEGADO ADMINISTRATIVO REGIONAL	15	B		780,040	152,021	-	317,685	31,145	103,942	55,117	1,439,950
MM15-1	DELEGADO ADMINISTRATIVO REGIONAL	15	C		669,638	132,366	-	280,884	29,406	88,886	44,466	1,245,646
MM16	CAPACITADOR II	16		3	747,110	145,880	-	306,708	30,602	99,237	44,466	1,374,003
MM17	ASESOR	17	A	99	711,832	139,300	-	294,949	30,020	94,197	44,466	1,314,764
MM17	ASESOR	17	B		596,233	118,735	-	256,416	28,200	78,446	44,466	1,122,496
MM17	ASESOR	17	C		479,484	97,027	-	217,499	26,280	61,818	35,134	917,242
MM17-1	ASISTENTE DE CAPACITADOR	17	A	6	711,832	139,300	-	294,949	30,020	94,197	44,466	1,314,764
MM17-1	ASISTENTE DE CAPACITADOR	17	B		596,233	118,735	-	256,416	28,200	78,446	44,466	1,122,496
MM17-1	ASISTENTE DE CAPACITADOR	17	C		479,484	97,027	-	217,499	26,280	61,818	35,134	917,242
MM17-2	PEDAGOGO	17	A	1	711,832	139,300	-	294,949	30,020	94,197	44,466	1,314,764
MM17-2	PEDAGOGO	17	B		596,233	118,735	-	256,416	28,200	78,446	44,466	1,122,496
MM17-2	PEDAGOGO	17	C		479,484	97,027	-	217,499	26,280	61,818	35,134	917,242
MM17-3	ESPECIALISTA TIC'S	17	A	1	711,832	139,300	-	294,949	30,020	94,197	44,466	1,314,764

Las percepciones de los nuevos Magistrados de Sala Superior del Tribunal Electoral del Poder Judicial de la Federación a partir del 2010, se apegan a lo establecido para la remuneración total anual del Ejecutivo Federal.
Los Magistrados de Sala Superior del Tribunal Electoral del Poder Judicial de la Federación en activo, se sujetarán a las disposiciones contenidas en la Constitución Política de los Estados Unidos Mexicanos.

TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN
ANALÍTICO DE PLAZAS Y REMUNERACIONES 2011
PERCEPCIONES ANUALES
(unitario en pesos)

Puesto	Denominación	Nivel	Rango	Plazas	SUELDO TABULAR ANUAL	PRESTACIONES DE LEY	PAGO POR RIESGO	POR DISPOSICIÓN NORMATIVA	SEGUROS A LA PERSONA	FONDOS Y SEGUROS DE AHORRO	SEGURIDAD SOCIAL	TOTAL ANUAL BRUTO
MM23-2	DISEÑADOR WEB	23	B		302,917	65,177	-	158,644	20,659	37,422	26,491	611,300
MM23-2	DISEÑADOR WEB	23	C		289,312	62,652	-	154,109	20,439	35,519	26,481	588,552
MM24	ASISTENTE DE MANDO SUPERIOR	24	A	34	289,312	62,692	-	154,109	20,439	35,619	20,431	588,552
MM24	ASISTENTE DE MANDO SUPERIOR	24	B		239,044	53,521	-	137,353	19,628	26,495	26,481	504,572
MM24	ASISTENTE DE MANDO SUPERIOR	24	C		226,718	51,222	-	133,244	19,124	26,734	25,733	483,075
OP25	PROFESIONAL OPERATIVO	25	A	69	315,829	67,638	-	174,376	19,153	27,515	30,655	635,166
OP25	PROFESIONAL OPERATIVO	25	B		271,087	59,904	-	159,462	18,469	23,369	29,739	562,030
OP25	PROFESIONAL OPERATIVO	25	C		235,021	53,510	-	147,440	17,903	19,940	29,739	503,603
OP26	SECRETARIA DE MAGISTRADO REGIONAL	26	A	15	258,025	64,364	-	168,442	18,863	25,760	30,655	606,109
OP26-1	SECRETARIA DE PONENCIA	26	A	70	258,025	64,364	-	168,442	18,863	25,760	30,655	606,109
OP26-1	SECRETARIA DE PONENCIA	26	B		269,306	59,904	-	158,869	18,469	23,369	29,739	559,706
OP26-1	SECRETARIA DE PONENCIA	26	C		256,216	56,724	-	154,505	18,187	21,663	29,291	536,586
OP26-2	SECRETARIA DE PONENCIA REGIONAL	26	C		256,216	56,724	-	154,505	18,187	21,663	29,291	536,586
OP27	SECRETARIA	27	A	68	257,452	57,694	-	154,917	18,273	22,163	29,846	540,365
OP27	SECRETARIA	27	B		197,846	46,577	-	135,049	17,289	16,223	20,789	442,773
OP27	SECRETARIA	27	C		170,639	41,540	-	126,046	16,844	13,522	29,789	398,580
OP28	TÉCNICO OPERATIVO	28	A	173	257,311	57,667	-	154,870	18,271	22,169	29,534	539,822
OP28	TÉCNICO OPERATIVO	28	B		221,682	51,022	-	142,994	17,683	18,606	29,789	481,776
OP28	TÉCNICO OPERATIVO	28	C		158,452	39,722	-	121,917	16,683	12,547	24,541	373,862
OP28-1	OFICIAL DE PARTES REGIONAL	28		15	220,475	50,797	-	142,592	17,663	16,486	26,721	476,734
OP29	TÉCNICO EN ALIMENTOS	29	A	2	221,682	51,022	-	142,994	17,683	18,606	29,749	481,776
OP29	TÉCNICO EN ALIMENTOS	29	D		158,452	39,722	-	121,917	16,683	12,547	24,541	373,862
OP29	TÉCNICO EN ALIMENTOS	29	C		130,298	34,471	-	112,533	16,218	6,732	21,104	324,356
OP30	TÉCNICO EN PREVISIÓN SOCIAL	30	A	9	197,846	46,577	-	135,049	17,289	16,223	29,749	442,773
OP30	TÉCNICO EN PREVISIÓN SOCIAL	30	B		158,452	39,722	-	121,017	16,683	12,547	24,541	373,862
OP30	TÉCNICO EN PREVISIÓN SOCIAL	30	C		145,001	37,213	-	117,434	16,461	11,202	22,751	350,062
OP31	CHOFER	31	A	35	197,846	46,577	-	135,049	17,289	16,223	29,789	442,773
OP31	CHOFER	31	B		158,452	39,722	-	121,917	16,683	12,547	24,541	373,862
OP31	CHOFER	31	C		130,298	34,471	-	112,533	16,218	9,732	21,104	324,346
OP32	OFICIAL DE SERVICIOS	32	A	31	130,576	30,201	-	115,625	16,372	10,660	22,763	341,197
OP32	OFICIAL DE SERVICIOS	32	D		130,298	34,471	-	112,533	16,218	9,732	21,104	324,356
OP32	OFICIAL DE SERVICIOS	32	C		120,198	32,851	-	109,166	16,075	8,864	21,028	308,182
OP32-1	OFICIAL DE SEGURIDAD	32	A	39	139,576	36,201	-	115,625	16,372	10,663	22,763	341,197
OP32-1	OFICIAL DE SEGURIDAD	32	B		130,298	34,471	-	112,533	16,218	8,732	21,104	324,350
OP32-1	OFICIAL DE SEGURIDAD	32	C		120,198	32,851	-	109,166	16,075	8,864	21,028	308,182

Las percepciones de los nuevos Magistrados de Sala Superior del Tribunal Electoral del Poder Judicial de la Federación a partir del 2010, se apegan a lo establecido para la remuneración total anual del Ejecutivo Federal.
Los Magistrados de Sala Superior del Tribunal Electoral del Poder Judicial de la Federación en activo, se sujetarán a las disposiciones contenidas en la Constitución Política de los Estados Unidos Mexicanos.



ANEXO 16.8. INSTITUTO FEDERAL ELECTORAL

ANEXO 16.8.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL ELECTORAL (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
CONSEJERO ELECTORAL	173,263	180,395	37,988	65,636	211,251	246,031
CONSEJERO	173,263	180,395	37,988	65,636	211,251	246,031
SECRETARIO EJECUTIVO	144,474	157,515	32,467	57,873	176,941	215,388

ANEXO 16.8.1.B LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL ELECTORAL (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
CONSEJERO PRESIDENTE/CONSEJEROS ELECTORALES 1/	173,263	180,395	37,988	65,636	211,251	246,031
SECRETARIO EJECUTIVO	144,474	157,515	32,467	57,873	176,941	215,388
CONTRALOR GENERAL	140,324	157,515	31,544	57,873	171,868	215,388
DIRECTOR EJECUTIVO	135,639	140,464	30,602	52,040	166,240	192,504
DIRECTOR GENERAL	135,639	140,464	30,602	52,040	166,240	192,504
COORD. DE ASESORES DEL CONSEJERO PRESIDENTE	128,030	135,779	29,209	50,523	157,239	186,302
SECRETARIO PARTICULAR DEL CONSEJERO PRESIDENTE	118,586	135,779	29,209	50,523	157,239	186,302
SUBCONTRALOR	111,389	135,779	27,344	50,523	145,931	186,302
DIRECTOR DE UNIDAD TÉCNICA	111,389	118,726	26,062	44,792	137,451	163,518
JEFE DE ASUNTOS INTERNACIONALES	95,061	118,726	26,062	44,792	137,451	163,518
JEFE DE UNIDAD TÉCNICA	111,389	118,726	26,062	44,792	137,451	163,518
COORD. DE ASESORES DEL SRIO. EJECUTIVO	104,672	111,529	24,767	42,519	129,439	154,048
SECRETARIO PARTICULAR DEL SECRETARIO EJECUTIVO	104,672	111,529	24,767	42,519	129,439	154,048
COORD. DE LOGÍSTICA	104,672	111,529	24,767	42,519	129,439	154,048
COORDINADOR	96,302	104,812	23,184	40,214	119,487	145,027
VOCAL EJECUTIVO DE JUNTA LOCAL	96,302	104,812	23,184	40,214	119,487	145,027
DIRECTOR DE ÁREA DE ESTRUCTURA	96,302	104,812	23,184	40,214	119,487	145,027
LÍDER DE PROYECTO	96,302	104,812	23,184	40,214	119,487	145,027
VOCAL EJECUTIVO DE JUNTA LOCAL	96,302	104,812	23,184	40,214	119,487	145,027
VOCAL EJECUTIVO DE JUNTA LOCAL	90,133	96,442	22,055	37,487	112,189	133,929
DIRECTOR DE ÁREA DE ESTRUCTURA	86,251	90,273	21,242	35,476	107,493	125,750
COORD. ADMTVO. DEL SECRETARIO EJECUTIVO	78,363	86,391	19,526	34,018	97,889	120,409
DIRECTOR DE ÁREA DE ESTRUCTURA	78,363	86,391	19,526	34,018	97,889	120,409



ASESOR DE CONSEJERO PRESIDENTE "G"	78,363	86,391	19,526	34,018	97,889	120,409
COORD. DE ENLACE INSTITUCIONAL	78,363	86,391	19,526	34,018	97,889	120,409
COORDINADOR DE TECNOLOGÍA DE INFORMÁTICA ADMINISTRATIVA	78,363	86,391	19,526	34,018	97,889	120,409
LÍDER DE PROYECTO "A"	78,363	86,391	19,526	34,018	97,889	120,409
ASESOR DE CONSEJERO ELECTORAL "A"	72,571	78,503	18,466	31,259	91,037	109,761
COORDINADOR ADMINISTRATIVO DEL CONTRALOR GENERAL	72,571	78,503	18,466	31,259	91,037	109,761
LÍDER DE PROYECTO	72,571	78,503	18,466	31,259	91,037	109,761
COORDINADOR DE EVENTOS MÚLTIPLES	68,788	72,711	17,194	29,094	83,982	101,805
ASESOR DE SECRETARIO EJECUTIVO	59,824	72,711	15,919	29,094	75,743	101,805
SECRETARIA PRIVADA DEL SECRETARIO EJECUTIVO	59,824	72,711	15,919	29,094	75,743	101,805
SECRETARIO TÉCNICO DE SECRETARIO EJECUTIVO	59,824	72,711	15,919	29,094	75,743	101,805
SECRETARIO PARTICULAR DE DIRECTOR EJECUTIVO	59,824	66,928	15,919	27,210	75,743	94,137
ASESOR DE SECRETARIO EJECUTIVO "D"	59,824	66,928	15,919	27,210	75,743	94,137
COORDINADOR TÉCNICO	59,824	66,928	15,919	27,210	75,743	94,137
ASESOR DEL CONSEJERO ELECTORAL "B"	55,636	59,963	14,810	24,496	70,446	84,460
ASESOR DEL CONSEJERO ELECTORAL "C"	55,636	59,963	14,810	24,496	70,446	84,460
ASESOR DE SECRETARIO EJECUTIVO	55,636	59,963	14,810	24,496	70,446	84,460
SUBDIRECTOR DE ÁREA	55,636	59,963	14,810	24,496	70,446	84,460
COORDINADOR OPERATIVO	49,164	55,776	13,301	22,711	62,465	78,487
COORDINADOR OPERATIVO "A"	49,164	55,776	13,301	22,711	62,465	78,487
LÍDER DE PROYECTO "F"	49,164	55,776	13,301	22,711	62,465	78,487
SECRETARIO PARTICULAR DE UNIDAD	49,164	55,776	13,301	22,711	62,465	78,487
SECRETARIO PARTICULAR DEL DIRECTOR EJECUTIVO	49,164	55,776	13,301	22,711	62,465	78,487
UNIDAD DE INFORMACIÓN Y ACERVO	49,164	55,776	13,301	22,711	62,465	78,487
VOCAL SECRETARIO DE JUNTA LOCAL	49,164	55,776	13,301	22,711	62,465	78,487
SUBDIRECTOR DE ÁREA	49,164	55,776	13,301	22,711	62,465	78,487
VOCAL EJECUTIVO DE JUNTA DISTRITAL	43,830	49,304	12,392	20,446	56,222	69,750
COORDINADOR ADMINISTRATIVO DE JUNTA LOCAL	43,830	49,304	12,392	20,446	56,222	69,750
LÍDER DE PROYECTO "B"	43,830	49,304	12,392	20,446	56,222	69,750
LÍDER DE PROYECTO "D"	43,830	49,304	12,392	20,446	56,222	69,750
SUBDIRECTOR DE ÁREA	43,830	49,304	12,392	20,446	56,222	69,750
VOCAL DE JUNTA LOCAL	43,830	49,304	12,392	20,446	56,222	69,750
SUBDIRECTOR DE ÁREA	43,830	49,304	12,392	20,446	56,222	69,750
SUBDIRECTOR DE SERVICIOS WEB	43,830	49,304	12,392	20,446	56,222	69,750
SUBDIRECTOR DE TECNOLOGÍA Y SEGURIDAD INFORMÁTICA	43,830	49,304	12,392	20,446	56,222	69,750
ASESOR DEL CONSEJERO ELECTORAL "A"	43,830	49,304	12,392	20,446	56,222	69,750
ASESOR DE CONSEJERO PRESIDENTE "H"	40,587	49,304	11,610	20,446	52,197	69,750



ASESOR DE SECRETARIO EJECUTIVO	40,587	43,509	11,610	18,557	52,197	62,066
VOCAL SECRETARIO DE JUNTA DISTRITAL	40,587	43,509	11,610	18,557	52,197	62,066
LÍDER DE PROYECTO "E"	32,857	35,649	9,603	15,230	42,461	50,879
JEFE DE DEPARTAMENTO	30,616	32,997	9,064	14,117	39,679	47,115
LÍDER DE PROYECTO "E"	30,616	32,997	9,064	14,117	39,679	47,115
COORDINADOR OPERATIVO	30,616	32,997	9,064	14,117	39,679	47,115
VOCAL DE JUNTA DISTRITAL	30,616	32,997	9,064	14,117	39,679	47,115
JEFE DE DEPARTAMENTO	28,206	30,756	8,541	13,386	36,747	44,142
JEFE DE DEPARTAMENTO	28,206	30,756	8,541	13,386	36,747	44,142
ASESOR "C"	28,206	30,756	8,541	13,386	36,747	44,142
ENLACE ADMINISTRATIVO	25,225	28,346	7,943	12,484	33,168	40,829
INVESTIGADOR	25,225	28,346	7,943	12,484	33,168	40,829
JEFE DE PROYECTO DE LOGÍSTICA	25,225	28,346	7,943	12,484	33,168	40,829
JEFE DE DEPARTAMENTO	25,225	28,346	7,943	12,484	33,168	40,829
JEFE DE MONITOREO A MÓDULOS	25,225	28,346	7,943	12,484	33,168	40,829
JEFE DE PROYECTO	25,225	28,346	7,943	12,484	33,168	40,829
JEFE DE PROYECTO "A"	25,225	28,346	7,943	12,484	33,168	40,829
JEFE DEL DEPARTAMENTO DE TECNOLOGÍA	25,225	28,346	7,943	12,484	33,168	40,829
LÍDER DE PROYECTO "C"	25,225	28,346	7,943	12,484	33,168	40,829
SECRETARIO TÉCNICO DE CONSEJERO PRESIDENTE	25,225	28,346	7,943	12,484	33,168	40,829
ASESOR ELECTORAL	25,225	28,346	7,943	12,484	33,168	40,829
ASESOR DE CONSEJERO PRESIDENTE	22,755	25,378	7,529	11,571	30,284	36,949
ASESOR JURÍDICO	21,383	22,908	7,132	10,618	28,515	33,526
JEFE DE DEPARTAMENTO DE OPERACIÓN DE SISTEMAS	21,383	22,908	7,132	10,618	28,515	33,526
JEFE DE DEPARTAMENTO DE RECURSOS	21,383	22,908	7,132	10,618	28,515	33,526
JEFE DE DEPARTAMENTO DE RECURSOS HUMANOS	21,383	22,908	7,132	10,618	28,515	33,526
JEFE DE DEPARTAMENTO DE RECURSOS MATERIALES	21,383	22,908	7,132	10,618	28,515	33,526
JEFE DE PROYECTO "C"	21,383	22,908	7,132	10,618	28,515	33,526
PERSONAL OPERATIVO						
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD "E"	19,833	26,552	5,240	5,715	25,073	32,267
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD	18,534	24,188	4,879	5,150	23,413	29,338
INFORMÁTICO ESPECIALIZADO	18,534	24,188	4,879	5,150	23,413	29,338
AUXILIAR DE ENLACE ADMINISTRATIVO	12,335	22,631	3,715	4,888	16,051	27,518
COORD. DE COMUNICACIÓN SOCIAL	17,441	22,631	4,666	4,888	22,107	27,518
JEFE DE OFICINA DE CARTOGRAFÍA ESTATAL	17,441	22,631	4,666	4,888	22,107	27,518
JEFE DE OFICINA DE SEGUIMIENTO Y ANÁLISIS DE JUNTA DISTRITAL	17,441	22,631	4,666	4,888	22,107	27,518
SUBCOORDINADOR DE SERVICIOS	17,441	22,631	4,666	4,888	22,107	27,518
PROFESIONAL DICTAMINADOR DE SERVICIOS ESPECIALIZADOS	13,515	21,342	3,950	4,675	17,465	26,017
PROFESIONAL EJECUTIVO DE SERVICIOS ESPECIALIZADOS	15,191	20,053	4,258	4,495	19,448	24,548



JEFE DE OFICINA DE SEGUIMIENTO Y ANÁLISIS DE JUNTA DISTRITAL	15,191	20,053	4,258	4,495	19,448	24,548
TÉCNICO ELECTORAL "B"	9,749	16,721	3,268	4,003	13,016	20,724
PROFESIONAL DE SERVICIOS	11,024	16,721	3,474	3,961	14,498	20,682
CHOFER DE PROCESOS ELECTORALES "A"	11,024	15,306	3,474	3,740	14,498	19,046
TÉCNICO ELECTORAL	9,749	13,733	3,268	3,527	13,016	17,259
COORDINADOR DE UNIDAD DE SERVICIOS ESPECIALIZADOS	9,101	13,733	3,144	3,527	12,245	17,259
TÉCNICO DE PROCESO ELECTORAL	8,513	12,210	3,053	3,295	11,566	15,506
TÉCNICO DE CAMPO	8,513	11,466	3,053	3,194	11,566	14,660
SECRETARIA DE PROCESOS ELECTORALES "A"	7,780	11,466	2,943	3,194	10,723	14,660
SECRETARIA DE PROCESOS ELECTORALES "B"	7,437	10,398	2,648	3,049	10,085	13,447
ESPECIALISTA TÉCNICO	6,909	9,967	2,498	2,856	9,407	12,823

ANEXO 16.8.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
Total Puestos	**6,724**		
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD "E"	1	0.0	9,293.0
ANALISTA DE CONTROL DE PAGOS	1	0.0	9,293.0
ANALISTA DE PROCESOS INFORMÁTICOS	1	0.0	9,293.0
GESTOR ADMINISTRATIVO	5	0.0	9,293.0
INFORMÁTICO EN ADMINISTRACIÓN DE PROYECTOS	1	0.0	9,293.0
INFORMÁTICO EN ANÁLISIS Y DISEÑO DE SISTEMAS	4	0.0	9,293.0
INFORMÁTICO EN APLICACIONES	3	0.0	9,293.0
INFORMÁTICO EN BASE DE DATOS	2	0.0	9,293.0
INFORMÁTICO EN DESARROLLO DE BASES DE DATOS	2	0.0	9,293.0
INFORMÁTICO EN DESARROLLO DE COMPONENTES DE SOFTWARE	1	0.0	9,293.0
INFORMÁTICO EN INFRAESTRUCTURA	2	0.0	9,293.0
INFORMÁTICO EN INTERFAZ DE USUARIO	1	0.0	9,293.0
INFORMÁTICO EN SEGURIDAD	2	0.0	9,293.0
INFORMÁTICO EN SOPORTE	1	0.0	9,293.0
INFORMÁTICO EN TECNOLOGÍA	2	0.0	9,293.0
ANALISTA COTIZADOR	1	0.0	9,293.0
ANALISTA DE ADSCRIPCIÓN AL SERVICIO PROFESIONAL ELECTORAL	1	0.0	9,293.0
ANALISTA DE BIENES Y SERVICIOS	1	0.0	9,293.0
ANALISTA DE CALIDAD DE DATOS	1	0.0	9,293.0
ANALISTA DE COMITÉ DE ADQUISICIONES	1	0.0	9,293.0
ANALISTA DE CONTRATACIÓN Y PRESTACIONES	1	0.0	9,293.0
ANALISTA DE CONTRATOS DE SERVICIOS Y ADQUISICIÓN DE BIENES	1	0.0	9,293.0
ANALISTA DE CONTROL DE PLANTILLAS	2	0.0	9,293.0
ANALISTA DE CONTROL Y GESTIÓN DE INFORMACIÓN	2	0.0	9,293.0
ANALISTA DE EDUCACIÓN CÍVICA	1	0.0	9,293.0
ANALISTA DE ESTRATEGIAS OPERATIVAS	2	0.0	9,293.0
ANALISTA DE ESTÍMULOS Y RECOMPENSAS	1	0.0	9,293.0
ANALISTA DE INFORMACIÓN ESTADÍSTICA	1	0.0	9,293.0
ANALISTA DE INFORMACIÓN NOMINATIVA Y ESTADÍSTICA	3	0.0	9,293.0
ANALISTA DE INFORMACIÓN TÉCNICA	2	0.0	9,293.0
ANALISTA DE INTEGRACIÓN Y OBRA PÚBLICA	1	0.0	9,293.0
ANALISTA DE LICITACIONES DE OBRA PÚBLICA	1	0.0	9,293.0



ANALISTA DE NORMATECA	1	0.0	9,293.0
ANALISTA DE PRESUPUESTO	3	0.0	9,293.0
ANALISTA DE RECURSOS FINANCIEROS (DERFE)	1	0.0	9,293.0
ANALISTA DE RECURSOS MATERIALES Y SERVICIOS	2	0.0	9,293.0
ANALISTA DE SERVICIOS GRÁFICOS	1	0.0	9,293.0
ANALISTA DE SIMPLIFICACIÓN ADMINISTRATIVA	1	0.0	9,293.0
ANALISTA DE TECNOLOGÍAS DE INFORMACIÓN	1	0.0	9,293.0
ANALISTA DE TRAMITACIÓN Y CONTROL DE VIÁTICOS	1	0.0	9,293.0
ANALISTA DE TRANSPARENCIA	1	0.0	9,293.0
ANALISTA EN DESARROLLO ORGANIZACIONAL	1	0.0	9,293.0
ANALISTA EN DESARROLLO Y MANTENIMIENTO DE BASES DE DATOS	2	0.0	9,293.0
ANALISTA EN DISEÑO DE PROCESOS PARA SISTEMAS DE INFORMACIÓN	3	0.0	9,293.0
ANALISTA EN PROYECTOS DE SUPERVISIÓN	1	0.0	9,293.0
ANALISTA EN SEGUIMIENTO DE INFORMACIÓN	1	0.0	9,293.0
ANALISTA EN SERVICIO PROFESIONAL	1	0.0	9,293.0
ANALISTA EN SUPERVISIÓN DE OPERACIONES	1	0.0	9,293.0
ANALISTA PROGRAMADOR DE SOPORTE ESTADÍSTICO	1	0.0	9,293.0
ANALISTA Y PROGRAMADOR DE BASE DE DATOS	1	0.0	9,293.0
ARQUITECTO DE CALIDAD DE DATOS	2	0.0	9,293.0
ASISTENTE DE ADMINISTRACIÓN DE SOLICITUDES	1	0.0	9,293.0
ASISTENTE DE ADQUISICIONES	4	0.0	9,293.0
ASISTENTE DE ADSCRIPCIÓN AL SERVICIO PROFESIONAL ELECTORAL	1	0.0	9,293.0
ASISTENTE DE ARCHIVO	1	0.0	9,293.0
ASISTENTE DE CALIDAD Y DEL EXPEDIENTE ELECTRÓNICO	1	0.0	9,293.0
ASISTENTE DE CAPACITACIÓN	2	0.0	9,293.0
ASISTENTE DE DEPURACIÓN EN BASE DE DATOS DEL PADRÓN	1	0.0	9,293.0
ASISTENTE DE DEPURACIÓN EN DETECCIÓN DE DUPLICADOS	2	0.0	9,293.0
ASISTENTE DE DEPURACIÓN EN REGISTROS DUPLICADOS	1	0.0	9,293.0
ASISTENTE DE DIGITALIZACIÓN DOCUMENTAL	2	0.0	9,293.0
ASISTENTE DE LICITACIONES	2	0.0	9,293.0
ASISTENTE DE LOGÍSTICA OPERATIVA Y TÉCNICA	1	0.0	9,293.0
ASISTENTE DE MEDIOS DE DIFUSIÓN	2	0.0	9,293.0
ASISTENTE DE PROCEDIMIENTOS LABORALES	1	0.0	9,293.0
ASISTENTE DE PROYECTOS EDUCATIVOS	1	0.0	9,293.0
ASISTENTE DE PUBLICACIÓN DE ACUERDOS	1	0.0	9,293.0
ASISTENTE DE RECURSOS FINANCIEROS (CAC)	5	0.0	9,293.0
ASISTENTE DE RECURSOS HUMANOS	2	0.0	9,293.0
ASISTENTE DE RECURSOS HUMANOS (CAC)	5	0.0	9,293.0
ASISTENTE DE RECURSOS MATERIALES (JLE)	37	0.0	9,293.0
ASISTENTE DE RESGUARDO DOCUMENTAL	1	0.0	9,293.0
ASISTENTE DE SEGUIMIENTO DOCUMENTAL	1	0.0	9,293.0
ASISTENTE DE SERVICIOS (UEA)	1	0.0	9,293.0
ASISTENTE DE SERVICIOS EN PRESIDENCIA	1	0.0	9,293.0
ASISTENTE DE VERIFICACIÓN Y PREPARACIÓN DOCUMENTAL	1	0.0	9,293.0
ASISTENTE DEL PROGRAMA DE MAESTRÍAS EN SERVICIOS PROFESIONAL	1	0.0	9,293.0
ASISTENTE EN CONTROL DE CALIDAD DE FORMATOS DE CREDENCIAL	1	0.0	9,293.0
ASISTENTE EN DISTRIBUCIÓN DE MATERIAL ELECTORAL	1	0.0	9,293.0
ASISTENTE EN GESTIÓN DOCUMENTAL	1	0.0	9,293.0
ASISTENTE EN INFORMACIÓN PRESUPUESTAL	1	0.0	9,293.0
ASISTENTE EN MANTENIMIENTO VEHICULAR	1	0.0	9,293.0
ASISTENTE EN MENSAJERÍA	1	0.0	9,293.0
ASISTENTE EN MONITOREO DE CALIDAD DE ATENCIÓN CIUDADANA	1	0.0	9,293.0
ASISTENTE EN MONITOREO DE SERVICIOS	1	0.0	9,293.0
ASISTENTE EN RECURSOS DE BASE DE DATOS	1	0.0	9,293.0



ASISTENTE EN RESPALDOS Y RECURSOS DE ALMACENAMIENTO	1	0.0	9,293.0
ASISTENTE EN SUPERVISIÓN DE ACTUALIZACIÓN CARTOGRÁFICA	1	0.0	9,293.0
ASISTENTE EN SUPERVISIÓN DE APLICACIONES DEL MARCO GEOGRÁFICO	2	0.0	9,293.0
ASISTENTE EN SUPERVISIÓN DE CONSULTA ELECTORAL	1	0.0	9,293.0
ASISTENTE EN SUPERVISIÓN DE CONSULTA Y ORIENTACIÓN	1	0.0	9,293.0
ASISTENTE EN SUPERVISIÓN DE CONTROL Y SEGUIMIENTO	4	0.0	9,293.0
ASISTENTE EN SUPERVISIÓN DE GESTIÓN DE INFORMACIÓN	1	0.0	9,293.0
ASISTENTE EN SUPERVISIÓN DE IMÁGENES SATELITALES	1	0.0	9,293.0
ASISTENTE EN SUPERVISIÓN DE INFORMACIÓN GEOGRÁFICA ELECTORAL	1	0.0	9,293.0
ASISTENTE EN SUPERVISIÓN DE NORMATIVIDAD Y ANÁLISIS TÉCNICO SECCIONAL	1	0.0	9,293.0
ASISTENTE EN SUPERVISIÓN DE PRODUCCIÓN CARTOGRÁFICA	1	0.0	9,293.0
ASISTENTE EN SUPERVISIÓN DEL CONTROL DE CALIDAD DE LA CARTOGRAFÍA	1	0.0	9,293.0
ASISTENTE INFORMÁTICO DE ENLACE	1	0.0	9,293.0
ASISTENTE INFORMÁTICO EN INTERFAZ DE USUARIO	1	0.0	9,293.0
ASISTENTE JURÍDICO DE VERIFICACIÓN Y MONITOREO	1	0.0	9,293.0
ASISTENTE JURÍDICO	2	0.0	9,293.0
ASISTENTE SUPERVISOR DE ATENCIÓN A USUARIOS	2	0.0	9,293.0
AUXILIAR DE GESTIÓN DOCUMENTAL	1	0.0	9,293.0
CHOFER DE SECRETARIO EJECUTIVO	1	0.0	9,293.0
DESARROLLADOR DE PROCESOS INFORMÁTICOS	1	0.0	9,293.0
ENLACE DE VINCULACIÓN Y DIFUSIÓN (JLE)	1	0.0	9,293.0
ENLACE DE VINCULACIÓN Y DIFUSIÓN (JLE)	20	0.0	9,293.0
INFORMÁTICO EN AUDITORÍA Y CALIDAD DE SISTEMAS	3	0.0	9,293.0
INFORMÁTICO EN DESARROLLO DE SISTEMAS	6	0.0	9,293.0
INFORMÁTICO EN DESARROLLO WEB	4	0.0	9,293.0
INFORMÁTICO EN OPERACIÓN DE REDES	7	0.0	9,293.0
INFORMÁTICO EN SERVIDORES	5	0.0	9,293.0
INFORMÁTICO EN SOPORTE TÉCNICO	1	0.0	9,293.0
JEFE DE OFICINA DE CARTOGRAFÍA ESTATAL	32	0.0	9,293.0
JEFE DE OFICINA DE SEGUIMIENTO Y ANÁLISIS DE JUNTA LOCAL	32	0.0	9,293.0
ORGANIZADOR DE EVENTOS	1	0.0	9,293.0
PROFESIONAL DE SERVICIOS ESPECIALIZADOS (COORDINADOR DE PLANEACIÓN Y DISEÑO DE MATERIAL ELECTORAL)	1	0.0	9,293.0
PROFESIONAL DE SERVICIOS ESPECIALIZADOS (DISEÑADOR ESPECIALIZADO EN PROGRAMAS PARA NIÑOS Y ADULTOS EN EDUCACIÓN CÍVICA)	1	0.0	9,293.0
PROFESIONAL DE SERVICIOS ESPECIALIZADOS (ENLACE TÉCNICO)	1	0.0	9,293.0
PROFESIONAL DE SERVICIOS ESPECIALIZADOS (INVESTIGADOR DE CAMPO)	1	0.0	9,293.0
PROFESIONAL DE SERVICIOS ESPECIALIZADOS (INVESTIGADOR DE DISEÑO Y ESTRATEGIAS DE CAPACITACIÓN ELECTORAL)	1	0.0	9,293.0
PROFESIONAL DE SERVICIOS ESPECIALIZADOS (PROYECTISTA DE CONVENIOS INSTITUCIONALES)	1	0.0	9,293.0
PROGRAMADOR DE SISTEMAS DE INFORMACIÓN	4	0.0	9,293.0
PROGRAMADOR JAVA	1	0.0	9,293.0
RESPONSABLE DE SEGURIDAD INTERNA	1	0.0	9,293.0
SECRETARIA DE DIRECCIÓN EJECUTIVA, UNIDAD TÉCNICA O EQUIVALENTE	14	0.0	9,293.0
SISTEMATIZADOR DE ARCHIVOS	1	0.0	9,293.0
SOPORTE TÉCNICO DE MAC	3	0.0	9,293.0
SUBCOORDINADOR DE SERVICIOS	26	0.0	9,293.0
SUPERVISOR DE ACTUALIZACIÓN AL PADRÓN	30	0.0	9,293.0
SUPERVISOR DE DEPURACIÓN DEL PADRÓN	32	0.0	9,293.0
SUPERVISOR DEL CENTRO ESTATAL DE CONSULTA Y ORIENTACIÓN CIUDADANA	31	0.0	9,293.0



TÉCNICO ADMINISTRADOR DE SISTEMAS OPERATIVOS	1	0.0	9,293.0
TÉCNICO EN ADMINISTRACIÓN DE CONFIGURACIÓN Y CAMBIOS	1	0.0	9,293.0
TÉCNICO EN DESPLIEGUE DE SISTEMAS DE INFORMACIÓN	1	0.0	9,293.0
TÉCNICO EN EVALUACIÓN DE APLICACIONES INFORMÁTICAS	1	0.0	9,293.0
TÉCNICO EN INVESTIGACIÓN DE TECNOLOGÍA	1	0.0	9,293.0
TÉCNICO EN MÉTODOS DEMOGRÁFICOS	1	0.0	9,293.0
TÉCNICO EN PROCESAMIENTO DE IMÁGENES DIGITALES	1	0.0	9,293.0
TÉCNICO EN PROCESAMIENTO DE INFORMACIÓN DE MACS	2	0.0	9,293.0
TÉCNICO EN SISTEMAS Y BASES DE DATOS EN MACS	1	0.0	9,293.0
TÉCNICO EN SOPORTE A EQUIPO DE CÓMPUTO Y COMUNICACIONES	7	0.0	9,293.0
TÉCNICO ESPECIALIZADO DE SERVICIOS GENERALES	1	0.0	9,293.0
TÉCNICO ESPECIALIZADO EN INDICADORES ESTADÍSTICOS	1	0.0	9,293.0
TÉCNICO ESPECIALIZADO EN MEDIOS AUDIOVISUALES	1	0.0	9,293.0
AUXILIAR DE ADSCRIPCIÓN AL SERVICIO PROFESIONAL ELECTORAL	1	0.0	9,293.0
PEDAGOGO	1	0.0	9,293.0
AGENTE DE ATENCIÓN A USUARIOS	6	0.0	9,293.0
ANALISTA DE MÉTODOS Y DESARROLLO ORGANIZACIONAL	5	0.0	9,293.0
ANALISTA DE NÓMINA	8	0.0	9,293.0
ANALISTA DE PRESTACIONES	2	0.0	9,293.0
ANALISTA DE REGISTROS CONTABLES	5	0.0	9,293.0
ANALISTA DE SEGUROS DE BIENES	1	0.0	9,293.0
ANALISTA JURÍDICO LABORAL	2	0.0	9,293.0
ASISTENTE DE ARCHIVO DE LA PRESIDENCIA DEL CONSEJO	1	0.0	9,293.0
ASISTENTE DE ATENCIÓN A USUARIOS	1	0.0	9,293.0
ASISTENTE DE CONTROL DE PROGRAMAS DE MODERNIZACIÓN	2	0.0	9,293.0
ASISTENTE DE CORRESPONDENCIA Y ARCHIVO	1	0.0	9,293.0
ASISTENTE DE ESTADÍSTICA ELECTORAL	1	0.0	9,293.0
ASISTENTE DE MATERIALES Y SERVICIOS	6	0.0	9,293.0
ASISTENTE DE RECURSOS FINANCIEROS	1	0.0	9,293.0
ASISTENTE DE RECURSOS Y SERVICIOS GENERALES	2	0.0	9,293.0
ASISTENTE DE SEGUIMIENTO A PROVEEDORES	1	0.0	9,293.0
ASISTENTE DE TRÁMITES E INFORMES CONTABLES	1	0.0	9,293.0
ASISTENTE EN GESTIÓN DOCUMENTAL	1	0.0	9,293.0
ASISTENTE EN RESOLUCIONES Y NORMATIVIDAD	4	0.0	9,293.0
ASISTENTE JURÍDICO DE VERIFICACIÓN Y MONITOREO	2	0.0	9,293.0
CAPACITADOR	3	0.0	9,293.0
CHOFER DE DIRECCIÓN EJECUTIVA, UNIDAD TÉCNICA O EQUIVALENTE	10	0.0	9,293.0
GUARDIA DE SEGURIDAD (UNIDAD CANINA)	1	0.0	9,293.0
PROFESIONAL EJECUTIVO DE SERVICIOS ESPECIALIZADOS	7	0.0	9,293.0
PSICÓLOGO	1	0.0	9,293.0
SECRETARIA DE CONSEJO DEL PODER LEGISLATIVO Y/O REPRESENTANTE DE PARTIDO POLÍTICO	14	0.0	9,293.0
TÉCNICO DE CALIDAD DE SISTEMAS	1	0.0	9,293.0
TÉCNICO ESPECIALIZADO EN ATENCIÓN A USUARIOS	1	0.0	9,293.0
JEFE DE OFICINA DE SEGUIMIENTO Y ANÁLISIS DE JUNTA DISTRITAL	300	0.0	9,293.0
ASISTENTE DE CÍRCULOS DE ESTUDIO	1	0.0	9,293.0
ALMACENISTA	1	0.0	9,293.0
ANALISTA DE INFORMES DE JUNTAS LOCALES Y DISTRITALES	3	0.0	9,293.0
ANALISTA DE MANTENIMIENTO ELÉCTRICO Y PARQUE VEHICULAR	3	0.0	9,293.0
ANALISTA DE MOVIMIENTOS DE PERSONAL	4	0.0	9,293.0
ANALISTA DE PRESUPUESTO DE SERVICIOS PROFESIONALES	5	0.0	9,293.0
ANALISTA DE SUSTANCIACIÓN	8	0.0	9,293.0
ANALISTA DE TESORERÍA	4	0.0	9,293.0
ASISTENTE DE COMPROBACIÓN DE NÓMINA	2	0.0	9,293.0
ASISTENTE DE DOCENCIA	1	0.0	9,293.0



	ASISTENTE DE OFICIALÍA DE PARTES	4	0.0	9,293.0
	ASISTENTE DE PEDIDOS CONTRATOS	1	0.0	9,293.0
	ASISTENTE DE PRESUPUESTO DE SERVICIOS PROFESIONALES	6	0.0	9,293.0
	ASISTENTE DE SEGUROS DE BIENES	1	0.0	9,293.0
	ASISTENTE DE SERVICIOS GENERALES	3	0.0	9,293.0
	ASISTENTE DE VINCULACIÓN DE LOS MEXICANOS EN EL EXTRANJERO	1	0.0	9,293.0
	AUXILIAR DE COMITÉ DE ADQUISICIONES	1	0.0	9,293.0
	AUXILIAR DE CONTROL DE VALES	1	0.0	9,293.0
	AUXILIAR DE MANTENIMIENTO A NÓMINAS	3	0.0	9,293.0
	AUXILIAR DE OFICIALÍA DE PARTES	3	0.0	9,293.0
	AUXILIAR DE OFICINA (CAC)	3	0.0	9,293.0
	AUXILIAR DE OFICINA DE ADQUISICIONES	2	0.0	9,293.0
	AUXILIAR DE OFICINA DE MATERIALES Y SERVICIOS	2	0.0	9,293.0
	AUXILIAR DE OFICINA DE RECURSOS FINANCIEROS	2	0.0	9,293.0
	AUXILIAR DE OFICINA DE RECURSOS HUMANOS	2	0.0	9,293.0
	AUXILIAR DE RECURSOS HUMANOS	4	0.0	9,293.0
	CAPTURISTA DE INFORMACIÓN	1	0.0	9,293.0
	CHOFER - MOTOCICLISTA - MENSAJERO	4	0.0	9,293.0
	GESTOR DE PAGO A PROVEEDORES	1	0.0	9,293.0
	PROFESIONAL DICTAMINADOR DE SERVS. ESPECIALIZADOS	10	0.0	9,293.0
	TÉCNICO DE PROTECCIÓN CIVIL	4	0.0	9,293.0
	TÉCNICO EN AUDIO	3	0.0	9,293.0
	TÉCNICO ESPECIALIZADO EN SISTEMAS	3	0.0	9,293.0
	TÉCNICO ESPECIALIZADO EN SOPORTE	1	0.0	9,293.0
	VERIFICADOR DE VERSIONES ESTENOGRÁFICAS	3	0.0	9,293.0
	ASISTENTE DE ASESORES	1	0.0	9,293.0
	TÉCNICO DE BASES DE DATOS	1	0.0	9,293.0
	ANALISTA JURÍDICO (JLE)	6	0.0	9,293.0
	ASISTENTE DE RECURSOS MATERIALES	1	0.0	9,293.0
	TÉCNICO EN COMUNICACIÓN INTERNA	1	0.0	9,293.0
	ENLACE ADMINISTRATIVO DISTRITAL	301	0.0	9,293.0
	ADMINISTRADOR DEL SISTEMA INTEGRAL DE INFORMACIÓN	1	0.0	9,293.0
	ANALISTA DE ACTUALIZACIÓN DE BASE DE DATOS ELECTORAL	2	0.0	9,293.0
	ANALISTA DE ADECUACIONES, OBRA Y PROYECTOS	2	0.0	9,293.0
	ANALISTA DE APOYO A PROCESOS ELECTORALES LOCALES	2	0.0	9,293.0
	ANALISTA DE CAPACITACIÓN	2	0.0	9,293.0
	ANALISTA DE CONSULTA CIUDADANA	5	0.0	9,293.0
	ANALISTA DE INCORPORACIÓN AL SERVICIO PROFESIONAL ELECTORAL	2	0.0	9,293.0
	ANALISTA DE INFORMACIÓN DE AGRUPACIONES POLÍTICAS	1	0.0	9,293.0
	ANALISTA DE INFORMACIÓN REGISTRAL	1	0.0	9,293.0
	ANALISTA DE LA PLANTILLA EN MÓDULOS	2	0.0	9,293.0
	ANALISTA DE NORMATIVIDAD Y PROCEDIMIENTOS EN CAMPO	3	0.0	9,293.0
	ANALISTA DE REGISTRO DE AGRUPACIONES POLÍTICAS NACIONALES	1	0.0	9,293.0
	ANALISTA DE REGISTRO Y SEGUIMIENTO PRESUPUESTAL	11	0.0	9,293.0
	ANALISTA DE SERVICIOS GENERALES	5	0.0	9,293.0
	ANALISTA DE SISTEMAS INFORMÁTICOS	2	0.0	9,293.0
	ANALISTA DE SITUACIÓN REGISTRAL Y DE TRÁMITE	2	0.0	9,293.0
	ANALISTA DISEÑADOR DE SISTEMAS INFORMÁTICOS	1	0.0	9,293.0
	ANALISTA EN ALMACÉN DE DATOS Y PROCESOS	1	0.0	9,293.0
	ANALISTA EN ARQUITECTURA DE SISTEMAS DE INFORMACIÓN	2	0.0	9,293.0
	ANALISTA EN GENERACIÓN DE INFORMACIÓN NORMATIVA Y ESTADÍSTICA	1	0.0	9,293.0
	ANALISTA PROCEDIMIENTOS ADMINISTRATIVOS	2	0.0	9,293.0
	ANALISTA JURÍDICO	4	0.0	9,293.0
	ANALISTA JURÍDICO DE CONVENIOS Y CONTRATOS	2	0.0	9,293.0



	ASISTENTE ADMINISTRATIVO DE ENLACE	3	0.0	9,293.0
	ASISTENTE DE ANÁLISIS JURÍDICOS	11	0.0	9,293.0
	ASISTENTE DE ASUNTOS PENALES	1	0.0	9,293.0
	ASISTENTE DE ASUNTOS PENALES ELECTORALES	2	0.0	9,293.0
	ASISTENTE DE BASE DE DATOS	2	0.0	9,293.0
	ASISTENTE DE CALIDAD EN DIGITALIZACIÓN	1	0.0	9,293.0
	ASISTENTE DE CONCILIACIÓN DOCUMENTAL	1	0.0	9,293.0
	ASISTENTE DE CONTRATOS	1	0.0	9,293.0
	ASISTENTE DE CONTROL DE PAGOS	5	0.0	9,293.0
	ASISTENTE DE CONTROL DE PROYECTOS	2	0.0	9,293.0
	ASISTENTE DE CONTROL DE RECURSOS A PARTIDOS	1	0.0	9,293.0
	ASISTENTE DE DEPURACIÓN	4	0.0	9,293.0
	ASISTENTE DE DESINCORPORACIÓN DE BIENES	1	0.0	9,293.0
	ASISTENTE DE DOCUMENTACIÓN Y LOGÍSTICA	1	0.0	9,293.0
	ASISTENTE DE FRANQUICIAS POSTALES	1	0.0	9,293.0
	ASISTENTE DE GESTIÓN DE INFORMACIÓN IFE-SAI	2	0.0	9,293.0
	ASISTENTE DE INFORMACIÓN	4	0.0	9,293.0
	ASISTENTE DE INFORMACIÓN FINANCIERA	1	0.0	9,293.0
	ASISTENTE DE INSPECCIÓN Y CONTROL DE CALIDAD	1	0.0	9,293.0
	ASISTENTE DE INTEGRACIÓN DE DOCUMENTOS	1	0.0	9,293.0
	ASISTENTE DE LECTURA Y EMPAQUE	1	0.0	9,293.0
	ASISTENTE DE MOVIMIENTOS DE PERSONAL	3	0.0	9,293.0
	ASISTENTE DE PREPARACIÓN DOCUMENTAL	1	0.0	9,293.0
	ASISTENTE DE PRESUPUESTO	2	0.0	9,293.0
	ASISTENTE DE PÓLIZAS DE SEGUROS	3	0.0	9,293.0
	ASISTENTE DE RECEPCIÓN DOCUMENTAL	2	0.0	9,293.0
	ASISTENTE DE SUMINISTROS Y SERVICIOS	1	0.0	9,293.0
	ASISTENTE DE TESORERÍA	4	0.0	9,293.0
	ASISTENTE DE VERIFICACIÓN DOCUMENTAL	1	0.0	9,293.0
	ASISTENTE DEL PORTAL DE LAS COMISIONES DE VIGILANCIA	1	0.0	9,293.0
	ASISTENTE EN ALMACÉN DE INSUMOS	1	0.0	9,293.0
	ASISTENTE EN AUDITORÍA	8	0.0	9,293.0
	ASISTENTE EN BIBLIOTECA	1	0.0	9,293.0
	ASISTENTE EN CAPACITACIÓN	1	0.0	9,293.0
	ASISTENTE EN CONSULTA DE DOCUMENTACIÓN ELECTORAL	3	0.0	9,293.0
	ASISTENTE EN CONSULTAS ELECTORALES	1	0.0	9,293.0
	ASISTENTE EN CONTROL ADMINISTRATIVO	1	0.0	9,293.0
	ASISTENTE EN CONTROL DE CALIDAD DE PRODUCTOS ELECTORALES	4	0.0	9,293.0
	ASISTENTE EN CONTROL Y SEGUIMIENTO	8	0.0	9,293.0
	ASISTENTE EN DESARROLLO ORGANIZACIONAL	1	0.0	9,293.0
	ASISTENTE EN EMBARQUE Y ANÁLISIS DE INCONSISTENCIAS	2	0.0	9,293.0
	ASISTENTE EN EXPEDIENTE ELECTRÓNICO	1	0.0	9,293.0
	ASISTENTE EN FOTOCOPIADO	1	0.0	9,293.0
	ASISTENTE EN GESTIÓN DE INFORMACIÓN	3	0.0	9,293.0
	ASISTENTE EN GESTIÓN Y DESARROLLO DE CAPITAL HUMANO	1	0.0	9,293.0
	ASISTENTE EN INFORMACIÓN DE PRODUCTOS ELECTORALES	2	0.0	9,293.0
	ASISTENTE EN INVENTARIO	1	0.0	9,293.0
	ASISTENTE EN LÍNEA DE DIGITALIZACIÓN DOCUMENTAL	3	0.0	9,293.0
	ASISTENTE EN PRESUPUESTO	1	0.0	9,293.0
	ASISTENTE EN PROTECCIÓN CIVIL	1	0.0	9,293.0
	ASISTENTE EN SUPERVISIÓN DE ATENCIÓN CIUDADANA	3	0.0	9,293.0
	ASISTENTE EN SUPERVISIÓN DE ATENCIÓN Y SEGUIMIENTO A QUEJAS	1	0.0	9,293.0
	ASISTENTE EN SUPERVISIÓN DE OPERACIÓN DE CREDENCIALES	5	0.0	9,293.0
	ASISTENTE LOCAL DE CAPACITACIÓN ELECTORAL Y EDUCACIÓN CÍVICA	47	0.0	9,293.0
	ASISTENTE LOCAL DE LA VOCALÍA EJECUTIVA	43	0.0	9,293.0



	ASISTENTE TÉCNICO	1	0.0	9,293.0
	AUXILIAR ADMINISTRATIVO Y DE INVENTARIO	1	0.0	9,293.0
	AUXILIAR COTIZADOR	3	0.0	9,293.0
	AUXILIAR DE ALMACÉN	5	0.0	9,293.0
	AUXILIAR DE ATENCIÓN CIUDADANA	22	0.0	9,293.0
	AUXILIAR DE COMPROBACIÓN DE NÓMINA	3	0.0	9,293.0
	AUXILIAR DE CORRESPONDENCIA Y SERVICIOS	2	0.0	9,293.0
	AUXILIAR DE DESARROLLO CONCEPTUAL	1	0.0	9,293.0
	AUXILIAR DE FOTOCOPIADO	9	0.0	9,293.0
	AUXILIAR DE GESTIÓN DE INFORMACIÓN IFE-SAI	1	0.0	9,293.0
	AUXILIAR DE INFORMACIÓN DE CAMPO	2	0.0	9,293.0
	AUXILIAR DE INTEGRACIÓN DOCUMENTAL	1	0.0	9,293.0
	AUXILIAR DE LOGÍSTICA	1	0.0	9,293.0
	AUXILIAR DE PRESUPUESTO DE SERVICIOS PERSONALES	1	0.0	9,293.0
	AUXILIAR DE RECURSOS FINANCIEROS (JLE)	40	0.0	9,293.0
	AUXILIAR DE RECURSOS MATERIALES Y SERVICIOS	4	0.0	9,293.0
	AUXILIAR DE SEGUIMIENTO A ACUERDOS	2	0.0	9,293.0
	AUXILIAR DE TAREAS DIVERSAS	5	0.0	9,293.0
	AUXILIAR DEL ARCHIVO DOCUMENTAL	1	0.0	9,293.0
	AUXILIAR EN ATENCIÓN A PARTIDOS	1	0.0	9,293.0
	AUXILIAR EN CONTRATACIÓN Y PRESTACIONES	1	0.0	9,293.0
	AUXILIAR EN CONTROL DE ASISTENCIA	2	0.0	9,293.0
	AUXILIAR EN CONTROL DE MOVIMIENTOS DE PERSONAL	1	0.0	9,293.0
	AUXILIAR EN PARQUE VEHICULAR	2	0.0	9,293.0
	AUXILIAR EN SEGUIMIENTO A CONTRATOS	1	0.0	9,293.0
	AUXILIAR EN SEGUIMIENTO DE MATERIAL ELECTORAL	2	0.0	9,293.0
	AUXILIAR EN SEGURIDAD INTERNA	1	0.0	9,293.0
	AUXILIAR TÉCNICO EN PROCESAMIENTO DE INFORMACIÓN	1	0.0	9,293.0
	AUXILIAR TÉCNICO EN SOPORTE ESTADÍSTICO	2	0.0	9,293.0
	COORDINADOR DE UNIDAD DE SERVICIOS ESPECIALIZADOS	6	0.0	9,293.0
	COORDINADOR DE UNIDAD DE SERVICIOS ESPECIALIZADOS (TÉCNICO OPERATIVO DEL DEPARTAMENTO DE PRERROGATIVAS)	1	0.0	9,293.0
	ENCARGADO DE SOPORTE TÉCNICO	2	0.0	9,293.0
	GESTOR DE TRÁMITE Y SEGUIMIENTO DE PAGOS	1	0.0	9,293.0
	NUTRIÓLOGO	1	0.0	9,293.0
	OPERADOR DE APLICACIONES	2	0.0	9,293.0
	OPERADOR DE BANCA ELECTRÓNICA	5	0.0	9,293.0
	OPERADOR DE PROCESOS	2	0.0	9,293.0
	OPERADOR DE SISTEMA INTEGRAL DE CREDENCIALES	1	0.0	9,293.0
	OPERADOR DE SISTEMAS (DERFE)	17	0.0	9,293.0
	PROBADOR DE SISTEMAS	3	0.0	9,293.0
	PROFESIONAL DE SERVICIOS ESPECIALIZADOS	46	0.0	9,293.0
	PROFESIONAL EN PROCESAMIENTO TÉCNICO, ANÁLISIS Y SISTEMATIZACIÓN DOCUMENTAL	1	0.0	9,293.0
	PROGRAMADOR DE APLICACIONES	2	0.0	9,293.0
	PROGRAMADOR DE DISEÑO MUESTRAL	1	0.0	9,293.0
	PROGRAMADOR INFORMÁTICO	2	0.0	9,293.0
	REDACTOR	2	0.0	9,293.0
	REVISOR DE CALIDAD EN PRODUCTOS ELECTORALES	3	0.0	9,293.0
	SECRETARÍA DE CONSEJERO ELECTORAL	8	0.0	9,293.0
	SECRETARÍA DE DIRECCIÓN DE ÁREA O EQUIVALENTE	58	0.0	9,293.0
	SECRETARÍA DE SUBDIRECCIÓN DE ÁREA, DEPARTAMENTO O EQUIVALENTE	165	0.0	9,293.0
	TÉCNICO ALMACENISTA	11	0.0	9,293.0
	TÉCNICO DE ACTUALIZACIÓN AL PADRÓN	93	0.0	9,293.0
	TÉCNICO DE APLICACIONES GEOELECTORALES	1	0.0	9,293.0



	TÉCNICO DE ATENCIÓN A USUARIOS	3	0.0	9,293.0
	TÉCNICO DE CAMPUS VIRTUAL	2	0.0	9,293.0
	TÉCNICO DE CENTRO DE CÓMPUTO	3	0.0	9,293.0
	TÉCNICO DE DEPURACIÓN AL PADRÓN	93	0.0	9,293.0
	TÉCNICO DE INFRAESTRUCTURA Y SOPORTE	13	0.0	9,293.0
	TÉCNICO DE SOPORTE A MÓDULOS	16	0.0	9,293.0
	TÉCNICO DE SOPORTE INFORMÁTICO	1	0.0	9,293.0
	TÉCNICO EN ANÁLISIS SECCIONAL Y CARTOGRAFÍA	4	0.0	9,293.0
	TÉCNICO EN APLICACIONES PARA ÓRGANOS DESCONCENTRADOS	1	0.0	9,293.0
	TÉCNICO EN CONTINUIDAD DE OPERACIÓN INFORMÁTICA	1	0.0	9,293.0
	TÉCNICO EN DESARROLLO DE SISTEMAS CARTOGRÁFICOS	1	0.0	9,293.0
	TÉCNICO EN DESARROLLO Y ADMINISTRACIÓN DE BASES DE DATOS	1	0.0	9,293.0
	TÉCNICO EN DISEÑO DE PROCEDIMIENTOS OPERATIVOS	5	0.0	9,293.0
	TÉCNICO EN INCIDENCIAS OPERATIVAS DE MÓDULOS	2	0.0	9,293.0
	TÉCNICO EN INFORMÁTICA	7	0.0	9,293.0
	TÉCNICO EN INFRAESTRUCTURA DE ALTA DISPONIBILIDAD	3	0.0	9,293.0
	TÉCNICO EN INSTRUMENTOS DE CAPACITACIÓN	4	0.0	9,293.0
	TÉCNICO EN INTEGRACIÓN DE INSUMOS	4	0.0	9,293.0
	TÉCNICO EN INTEGRACIÓN Y SEGUIMIENTO OPERATIVO	1	0.0	9,293.0
	TÉCNICO EN INTEGRACIÓN Y VALIDACIÓN DE PRODUCTOS	2	0.0	9,293.0
	TÉCNICO EN INTEGRACIÓN Y VALIDACIÓN DEL DIRECTORIO DE MÓDULOS	1	0.0	9,293.0
	TÉCNICO EN MARCO GEOELECTORAL	3	0.0	9,293.0
	TÉCNICO EN PROCESAMIENTO DE IMÁGENES SATELITALES	3	0.0	9,293.0
	TÉCNICO EN PROCESAMIENTO DE INFORMACIÓN	1	0.0	9,293.0
	TÉCNICO EN PROCESAMIENTO DE INFORMACIÓN DEMOGRÁFICA	1	0.0	9,293.0
	TÉCNICO EN PRODUCCIÓN CARTOGRÁFICA	5	0.0	9,293.0
	TÉCNICO EN PROYECTOS DE VERIFICACIÓN	1	0.0	9,293.0
	TÉCNICO EN REIMPRESIÓN Y RETIRO DE CREDENCIALES	1	0.0	9,293.0
	TÉCNICO EN REINCORPORACIÓN DE CIUDADANOS	1	0.0	9,293.0
	TÉCNICO EN REVISIÓN Y CONTROL DOCUMENTAL	3	0.0	9,293.0
	TÉCNICO EN SOPORTE INFORMÁTICO	1	0.0	9,293.0
	TÉCNICO EN SUPERVISIÓN OPERATIVA DE MÓDULOS	1	0.0	9,293.0
	TÉCNICO EN TELEFONÍA	3	0.0	9,293.0
	TÉCNICO EN VALIDACIÓN DEL DIRECTORIO DE MÓDULOS	2	0.0	9,293.0
	TÉCNICO INDUSTRIAL EN MANTENIMIENTO Y SERVICIOS GENERALES	4	0.0	9,293.0
	AUXILIAR DE INCORPORACIÓN AL SERVICIO PROFESIONAL ELECTORAL	2	0.0	9,293.0
	ABOGADO AUXILIAR	6	0.0	9,293.0
	ANALISTA ADMINISTRATIVO DE UNIDAD TÉCNICA	2	0.0	9,293.0
	ANALISTA DE MATERIAL ELECTORAL	1	0.0	9,293.0
	ANALISTA EN MANTENIMIENTO A INFRAESTRUCTURA TECNOLÓGICA DE MACS	2	0.0	9,293.0
	ANALISTA EN MONITOREO DE CONTENIDOS (DERFE)	2	0.0	9,293.0
	ARCHIVISTA	6	0.0	9,293.0
	ASISTENTE DE ALMACÉN	2	0.0	9,293.0
	ASISTENTE DE ATENCIÓN A QUEJAS CIUDADANAS	6	0.0	9,293.0
	ASISTENTE DE INFORMACIÓN DE AGRUPACIONES POLÍTICAS	1	0.0	9,293.0
	ASISTENTE DE INFORMACIÓN DE CAMPO	4	0.0	9,293.0
	ASISTENTE DE INSERCIONES EN MEDIOS IMPRESOS	1	0.0	9,293.0
	ASISTENTE DE RED NACIONAL DE BIBLIOTECAS Y ACERVO ELECTRÓNICO	2	0.0	9,293.0
	ASISTENTE DE LOGÍSTICA	4	0.0	9,293.0
	ASISTENTE DE NOTIFICACIONES	6	0.0	9,293.0
	ASISTENTE DE PAUTADO	8	0.0	9,293.0
	ASISTENTE DE PRESTACIONES	5	0.0	9,293.0
	ASISTENTE DE PROMOCIONES DEL SERVICIO PROFESIONAL ELECTORAL	2	0.0	9,293.0
	ASISTENTE DE REGISTROS CONTABLES	24	0.0	9,293.0



ASISTENTE DE SEGUIMIENTO A DEPURACIÓN EN CAMPO	12	0.0	9,293.0
ASISTENTE DE SEGUIMIENTO DE NOTICIAS	3	0.0	9,293.0
ASISTENTE DE SEGUIMIENTO DE PROGRAMAS	3	0.0	9,293.0
ASISTENTE DEL SISTEMA DE GESTIÓN	1	0.0	9,293.0
ASISTENTE EN EVALUACIÓN DEL DESEMPEÑO EN SERVICIO PROFESIONAL	4	0.0	9,293.0
ASISTENTE EN INFORMACIÓN DE FINANCIAMIENTO A PARTIDOS	1	0.0	9,293.0
ASISTENTE EN PROGRAMACIÓN INFORMÁTICA	1	0.0	9,293.0
ASISTENTE EN SUPERVISIÓN DE LA INFRAESTRUCTURA TECNOLÓGICA	4	0.0	9,293.0
ASISTENTE TÉCNICO DE DIRECCIÓN	1	0.0	9,293.0
ASISTENTE TÉCNICO DE EVALUACIÓN	1	0.0	9,293.0
ASISTENTE TÉCNICO DE SEGUIMIENTO	1	0.0	9,293.0
AUXILIAR ADMINISTRATIVO DE BIENES	1	0.0	9,293.0
AUXILIAR ADMINISTRATIVO DE NÓMINA	4	0.0	9,293.0
AUXILIAR DE ESTADÍSTICA ELECTORAL	1	0.0	9,293.0
AUXILIAR DE LICITACIONES	1	0.0	9,293.0
AUXILIAR DE OFICINA Y ARCHIVO	3	0.0	9,293.0
AUXILIAR DE ORGANIZACIÓN ELECTORAL	3	0.0	9,293.0
AUXILIAR DE SERVICIOS Y APOYO ADMINISTRATIVO	4	0.0	9,293.0
AUXILIAR EN DIFUSIÓN REGIONAL	1	0.0	9,293.0
AUXILIAR EN DISTRIBUCIÓN DE BIENES	3	0.0	9,293.0
AUXILIAR EN GESTIÓN DOCUMENTAL	5	0.0	9,293.0
AUXILIAR EN SEGUIMIENTO Y CONTROL DE INFORMACIÓN CARTOGRÁFICA	4	0.0	9,293.0
AUXILIAR EN SERVICIOS DE LOGÍSTICA	1	0.0	9,293.0
AUXILIAR TÉCNICO EN MARCO GEOELECTORAL	2	0.0	9,293.0
AUXILIAR TÉCNICO EN REINCORPORACIÓN DE CIUDADANOS	1	0.0	9,293.0
CAPACITADOR DE ATENCIÓN CIUDADANA	2	0.0	9,293.0
CORRECTOR DE ESTILO	2	0.0	9,293.0
EDECÁN	11	0.0	9,293.0
ENFERMERA DE CONSULTORIO MÉDICO	2	0.0	9,293.0
ESTENÓGRAFO	4	0.0	9,293.0
FOTÓGRAFO	2	0.0	9,293.0
GESTOR DE INFRAESTRUCTURA Y SUMINISTRO A MACS	1	0.0	9,293.0
GESTOR DE MENSAJERÍA Y PAQUETERÍA	3	0.0	9,293.0
GESTOR DE TRÁMITES VEHICULARES	1	0.0	9,293.0
GUARDIA DE SEGURIDAD INTERNA	22	0.0	9,293.0
INSTRUCTOR DE PROCEDIMIENTOS OPERATIVOS	5	0.0	9,293.0
MENSAJERO	14	0.0	9,293.0
MONITORISTA DE CALIDAD EN LA ATENCIÓN CIUDADANA	5	0.0	9,293.0
RESPONSABLE DE MÓDULO	287	0.0	9,293.0
TÉCNICO DE PROCESOS ELECTORALES (TÉCNICO EN PROCESO ELECTORAL)	1	0.0	9,293.0
TÉCNICO ELECTORAL "B"	7	0.0	9,293.0
TÉCNICO EN INFRAESTRUCTURA DE ALTO VOLUMEN	2	0.0	9,293.0
TÉCNICO EN PROCESOS ELECTORALES	8	0.0	9,293.0
TÉCNICO EN PROCESOS ELECTORALES (ANALISTA DE SEGUIMIENTO DE	1	0.0	9,293.0
TÉCNICO EN PROCESOS ELECTORALES (ANALISTA TÉCNICO)	1	0.0	9,293.0
TÉCNICO EN PROCESOS ELECTORALES (TÉCNICO EN INVESTIGACIÓN ELECTORAL)	1	0.0	9,293.0
TÉCNICO EN PROCESOS ELECTORALES (TÉCNICO OPERATIVO DEL DEPARTAMENTO DE DERECHOS Y OBLIGACIONES)	1	0.0	9,293.0
TÉCNICO EN PROCESOS ELECTORALES (TÉCNICO OPERATIVO DEL DEPARTAMENTO DE FINANCIAMIENTO	1	0.0	9,293.0
TÉCNICO EN PROCESOS ELECTORALES (TÉCNICO OPERATIVO DEL DEPARTAMENTO DE GESTIÓN Y CONTROL)	1	0.0	9,293.0



	TÉCNICO EN PROCESOS ELECTORALES (TÉCNICO OPERATIVO DEL DEPARTAMENTO DE PRERROGATIVAS)	1	0.0	9,293.0
	TÉCNICO EN PROCESOS ELECTORALES (TÉCNICO OPERATIVO DEL DEPARTAMENTO DE REGISTRO)	1	0.0	9,293.0
	TÉCNICO EN PROCESOS ELECTORALES (TÉCNICO OPERATIVO EN COMPUTACIÓN)	1	0.0	9,293.0
	TÉCNICO DE ACTUALIZACIÓN CARTOGRÁFICA	478	0.0	9,293.0
	TÉCNICO DE MAPOTECA	3	0.0	9,293.0
	TÉCNICO EN CONTROL OPERATIVO	1	0.0	9,293.0
	TÉCNICO EN DISEÑO DE MANUALES OPERATIVO	3	0.0	9,293.0
	TÉCNICO EN DISEÑO GRÁFICO	6	0.0	9,293.0
	TÉCNICO EN INTERFAZ DE USUARIO	1	0.0	9,293.0
	TÉCNICO EN PROCESAMIENTO DE INFORMACIÓN CARTOGRÁFICA	1	0.0	9,293.0
	TÉCNICO EN VALIDACIÓN DEL SISTEMA DE INFORMACIÓN DE LOS MACS	1	0.0	9,293.0
	TÉCNICO EN VALIDACIÓN GRÁFICA Y ALFANUMÉRICA	4	0.0	9,293.0
	TÉCNICO ESPECIALIZADO EN MEDIOS IMPRESOS	2	0.0	9,293.0
	VERIFICADOR DE CAMPO	313	0.0	9,293.0
	ASISTENTE ADMINISTRATIVO	7	0.0	9,293.0
	ASISTENTE LOCAL DE ORGANIZACIÓN ELECTORAL	44	0.0	9,293.0
	TÉCNICO DE VINCULACIÓN Y DIFUSIÓN	9	0.0	9,293.0
	ALMACENISTA DE MEDIOS MAGNÉTICOS	3	0.0	9,293.0
	ANALISTA DE ESTADÍSTICA ELECTORAL	1	0.0	9,293.0
	ARCHIVISTA INSTITUCIONAL	4	0.0	9,293.0
	ASISTENTE DE ATENCIÓN A ÓRGANOS COLEGIADOS	2	0.0	9,293.0
	ASISTENTE DE INCONSISTENCIAS EN CREDENCIALES	1	0.0	9,293.0
	ASISTENTE DE INCORPORACIÓN AL SERVICIO PROFESIONAL ELECTORAL	2	0.0	9,293.0
	ASISTENTE DE INFORMACIÓN DE MEDIOS ELECTRÓNICOS	5	0.0	9,293.0
	ASISTENTE DE INFORMACIÓN DE PERSONAL	5	0.0	9,293.0
	ASISTENTE EN ATENCIÓN CIUDADANA EN MATERIA ELECTORAL	14	0.0	9,293.0
	ASISTENTE EN MATERIAL DE DESECHO	1	0.0	9,293.0
	AUXILIAR DE ARCHIVO	4	0.0	9,293.0
	AUXILIAR DE CONTROL Y GESTIÓN DE PAGOS	1	0.0	9,293.0
	AUXILIAR DE REGISTRO Y SEGUIMIENTO PRESUPUESTAL	1	0.0	9,293.0
	AUXILIAR DE SÍNTESIS INFORMATIVA	1	0.0	9,293.0
	AUXILIAR DE TESORERÍA	1	0.0	9,293.0
	AUXILIAR EN CONSULTA DOCUMENTAL	4	0.0	9,293.0
	AUXILIAR EN CONTROL Y SEGUIMIENTO	9	0.0	9,293.0
	AUXILIAR EN GESTIÓN Y ARCHIVO DOCUMENTAL	5	0.0	9,293.0
	AUXILIAR TÉCNICO DOCUMENTAL	21	0.0	9,293.0
	AUXILIAR TÉCNICO EN RESGUARDO DOCUMENTAL	5	0.0	9,293.0
	CHOFER DE CONSEJERO ELECTORAL	8	0.0	9,293.0
	OPERADOR DE DIGITALIZACIÓN	7	0.0	9,293.0
	OPERADOR DE EQUIPO DE CÓMPUTO	5	0.0	9,293.0
	OPERADOR DE SISTEMAS DE PROCESOS DE DEPURACIÓN	5	0.0	9,293.0
	REVISOR DE DIGITALIZACIÓN	4	0.0	9,293.0
	REVISOR DE DOCUMENTACIÓN REGISTRAL	28	0.0	9,293.0
	REVISOR DE SITUACIÓN REGISTRAL	2	0.0	9,293.0
	SECRETARÍA DE SUBDIRECCIÓN DE ÁREA, DEPARTAMENTO O EQUIVALENTE	2	0.0	9,293.0
	TÉCNICO DE MANTENIMIENTO	27	0.0	9,293.0
	TÉCNICO DE SERVICIOS GENERALES	7	0.0	9,293.0
	TÉCNICO EN APLICACIONES DE DEPURACIÓN Y CONSULTA	2	0.0	9,293.0
	TÉCNICO EN ASISTENCIA REMOTA A MÓDULOS	2	0.0	9,293.0
	TÉCNICO EN INDICADORES ESTADÍSTICOS	1	0.0	9,293.0
	TÉCNICO EN INFRAESTRUCTURA INFORMÁTICA	2	0.0	9,293.0



TÉCNICO EN INTEGRACIÓN DE REDES	5	0.0	9,293.0
TÉCNICO EN PROCESAMIENTO Y ANÁLISIS DE INDICADORES ESTADÍSTICOS	1	0.0	9,293.0
VERIFICADOR DE CALIDAD EN CREDENCIALES	16	0.0	9,293.0
VERIFICADOR DE IMÁGENES	2	0.0	9,293.0
ANALISTA DE EVALUACIÓN EN SERVICIO PROFESIONAL ELECTORAL	1	0.0	9,293.0
ASISTENTE DE REGISTRO DE AGRUPACIONES POLÍTICAS	4	0.0	9,293.0
ASISTENTE EN IMPRESIÓN DE PRODUCTOS ELECTORALES	2	0.0	9,293.0
ASISTENTE LOCAL DE ORGANIZACIÓN ELECTORAL	2	0.0	9,293.0
AUXILIAR ADMINISTRATIVO	26	0.0	9,293.0
AUXILIAR DE INVENTARIOS	11	0.0	9,293.0
AUXILIAR DE MATERIAL ELECTORAL	1	0.0	9,293.0
AUXILIAR DE SERVICIOS EN PRESIDENCIA	1	0.0	9,293.0
AUXILIAR DE SERVICIOS GENERALES	5	0.0	9,293.0
AUXILIAR TÉCNICO REGIONAL	2	0.0	9,293.0
CHOFER - AUXILIAR ADMINISTRATIVO	47	0.0	9,293.0
OPERADOR DE EQUIPO TECNOLÓGICO DE CEVEM	1	0.0	9,293.0
OPERADOR TÉCNICO DE VERIFICACIÓN Y MONITOREO	10	0.0	9,293.0
TÉCNICO EN CAPACITACIÓN ELECTORAL	3	0.0	9,293.0
TÉCNICO EN PROYECTOS EDUCATIVOS	2	0.0	9,293.0
TÉCNICO EN SOPORTE	8	0.0	9,293.0
TÉCNICO INFORMÁTICO DE VERIFICACIÓN	1	0.0	9,293.0
TÉCNICO PARA LA DISTRIBUCIÓN DE MATERIALES	5	0.0	9,293.0
ASISTENTE DE RECURSOS HUMANOS (JLE)	33	0.0	9,293.0
AUXILIAR DE ADQUISICIONES (JLE)	12	0.0	9,293.0
TÉCNICO EN JUNTA DISTRITAL	155	0.0	9,293.0
ASISTENTE DE MATERIAL ELECTORAL	1	0.0	9,293.0
ASISTENTE LOCAL DE CAPACITACIÓN ELECTORAL Y EDUCACIÓN CÍVICA	1	0.0	9,293.0
AUXILIAR DE ALMACENAMIENTO Y DISTRIBUCIÓN	1	0.0	9,293.0
AUXILIAR DE RECURSOS FINANCIEROS	1	0.0	9,293.0
OPERADOR DE EQUIPO TECNOLÓGICO	19	0.0	9,293.0
OPERADOR DE SISTEMAS	21	0.0	9,293.0
OPERADOR TÉCNICO DE MATERIALES DE AUDIO Y VIDEO	21	0.0	9,293.0
SECRETARIA DE PROCESOS ELECTORALES "A"	1	0.0	9,293.0
SECRETARIA DE VOCALÍA EJECUTIVA LOCAL	37	0.0	9,293.0
AUXILIAR DE CARTOGRAFÍA	86	0.0	9,293.0
TÉCNICO EN SISTEMAS	39	0.0	9,293.0
ASISTENTE DE EDUCACIÓN CÍVICA	2	0.0	9,293.0
ASISTENTE DE FORMACIÓN Y DESARROLLO	2	0.0	9,293.0
ASISTENTE DE ORGANIZACIÓN ELECTORAL	3	0.0	9,293.0
ASISTENTE DE RECURSOS FINANCIEROS (JLE)	40	0.0	9,293.0
ASISTENTE DISTRITAL DE CAPACITACIÓN ELECTORAL	91	0.0	9,293.0
ASISTENTE DISTRITAL DE ORGANIZACIÓN ELECTORAL	88	0.0	9,293.0
AUXILIAR DE BIENES (JLE)	27	0.0	9,293.0
AUXILIAR DE OFICINA	3	0.0	9,293.0
AUXILIAR DE RECURSOS HUMANOS (JLE)	21	0.0	9,293.0
AUXILIAR DE SECRETARÍA PARTICULAR	3	0.0	9,293.0
AUXILIAR DE SERVICIOS (JLE)	21	0.0	9,293.0
AUXILIAR DISTRITAL	146	0.0	9,293.0
CHOFER DE TITULAR	33	0.0	9,293.0
CHOFER MENSAJERO	141	0.0	9,293.0
OPERADOR DE EQUIPO DE IMPRESIÓN	8	0.0	9,293.0
RECEPCIONISTA	10	0.0	9,293.0
SECRETARIA DE VOCALÍA EJECUTIVA DISTRITAL	297	0.0	9,293.0

SECRETARÍA EN JUNTA DISTRITAL	934	0.0	9,293.0
SECRETARÍA EN JUNTA LOCAL	222	0.0	9,293.0
TÉCNICO DE ATENCIÓN CIUDADANA	32	0.0	9,293.0
VERIFICADOR DE CALIDAD EN PRODUCTOS ELECTORALES	2	0.0	9,293.0
VERIFICADOR DE SERVICIOS GENERALES	1	0.0	9,293.0
AUXILIAR DE PROMOCIÓN Y DIVULGACIÓN	3	0.0	9,293.0
INTENDENTE	103	0.0	9,293.0
VIGILANTE	7	0.0	9,293.0

Solamente se registra la prestación de vales de fin de año para el personal operativo, en razón de que es la única que se tiene la absoluta certeza de que lo recibirá.

El resto de las prestaciones que se otorgan es para el personal que se hace acreedor a las mismas o bien, que pueden ejercer el derecho a su obtención. Por ejemplo, el apoyo que da para la adquisición de lentes que se otorga cada tres años o el apoyo (becas) para estudios de Licenciatura, maestría y doctorado.

Acumular todos los posibles conceptos puede generar una lectura equivocada, ya que se podría interpretar que son Percepciones extraordinarias que efectivamente recibe el personal, cuando no es así.

Derivado del punto anterior, la H. Cámara de Diputados, la sociedad en general y los propios funcionarios del Instituto podrían tener una percepción que no corresponde con la realidad.

ANEXO 16.8.3.A. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO FEDERAL ELECTORAL CONSEJEROS ELECTORALES (pesos) 1/

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,952,370.00**
Impuesto sobre la renta retenido (30%) */	**1,060,346.00**
Percepción bruta anual	**4,012,716.00**
I. Percepciones ordinarias:	**4,012,716.00**
a) Sueldos y salarios:	3,027,012.00
i) Sueldo base	568,404.00
ii) Compensación garantizada	2,458,608.00
b) Prestaciones:	985,705.00
i) Aportaciones a seguridad social	41,671.00
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	13,446.00
iii) Prima vacacional	15,789.00
iv) Aguinaldo ó Gratificación de fin de año (Sueldo base y Compensación Garantizada)	436,718.00
vi) Prima quinquenal (antigüedad)	2,400.00
vii) Ayuda para despensa	0.00
viii) Seguro de vida institucional	51,459.00
ix) Seguro colectivo de retiro	102.00
x) Seguro de gastos médicos mayores	30,608.00
xi) Seguro de separación individualizado	393,512.00
xii) Apoyo económico para adquisición de vehículo	0.00
II. Percepciones extraordinarias:	**0.00**

1/ Miembro permanente del Consejo General del Instituto de acuerdo al artículo 110 del Código Federal de Instituciones y Procedimientos Electorales (COFIPE).

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, publicado en el Diario Oficial de la Federación del 10 de febrero de 2009.

ANEXO 16.8.3.B. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO FEDERAL ELECTORAL SECRETARIO EJECUTIVO (pesos)

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,534,211**
Impuesto sobre la renta retenido (30%) *	**894,917**

Percepción bruta anual	**3,429,128**
I. Percepciones ordinarias:	**3,429,128**
a) Sueldos y salarios:	2,574,432
i) Sueldo base	449,376
ii) Compensación garantizada	2,125,056
b) Prestaciones:	854,696
i) Aportaciones a seguridad social	41,671
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	13,446
iii) Prima vacacional	12,483
iv) Aguinaldo ó Gratificación de fin de año (Sueldo base y Compensación Garantizada)	371,345
vi) Prima quinquenal (antigüedad)	2,400
vii) Ayuda para despensa	4,200
viii) Seguro de vida institucional	43,765
ix) Seguro colectivo de retiro	102
x) Seguro de gastos médicos mayores	30,608
xi) Seguro de separación individualizado	334,676
xii) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias:	**0**

1/ Miembro permanente del Consejo General del Instituto de acuerdo al artículo 110 del Código Federal de Instituciones y Procedimientos Electorales (COFIPE).

*/_ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, vigente a partir de l 1° de Enero del 2010.

ANEXO 16.9. COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS

ANEXO 16.9.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando:						
Presidente de la CNDH	0	128,261	0	57,290	0	185,551
Visitador General/ Secretario	113,288	116,071	66,467	68,033	179,755	184,104
Oficial Mayor		112,775		66,038	0	178,813
Director	80,020	109,086	50,452	63,750	130,472	172,836
Director General Adjunto	59,844	79,033	39,298	47,878	99,142	126,911
Coordinador de Programa, Secretario Particular y Secretario Técnico de la Presidencia	52,961	69,623	36,999	45,187	89,960	114,810
Director de Área, Investigador en Derechos Humanos B, Secretario Particular de Visitador General/Secretario/Oficial Mayor, Jefe de Unidad Técnica, Secretario Privado del Presidente	40,424	66,846	29,154	41,437	69,578	108,283
Subdirector de Área, Visitador Adjunto, Investigador en Derechos Humanos A, Responsable Administrativo	20,948	38,591	19,665	27,931	40,613	66,522
Jefe de Departamento	15,361	26,870	15,664	20,529	31,025	47,399
Personal Técnico operativo y de Enlace:						
Enlace	8,314	16,818	7,235	15,801	15,549	32,619
Técnico Operativo	7,642	8,779	6,838	7,970	14,480	16,749

ESTE ANEXO REFLEJA LOS LÍMITES DE PERCEPCIONES ORDINARIAS NETAS MENSUALES APLICABLES A LOS SERVIDORES PÚBLICOS DURANTE 2011 EN FUNCIÓN DEL PUESTO QUE OCUPEN. A FIN DE CUMPLIR CON EL DESGLOSE DE REMUNERACIONES QUE ESTABLECE EL ARTÍCULO 75 CONSTITUCIONAL, SE PRESENTAN LOS LÍMITES MÍNIMOS Y MÁXIMOS EN TÉRMINOS NETOS POR CONCEPTO DE SUELDOS Y SALARIOS Y DE PRESTACIONES, DIFERENCIADOS POR EL TIPO DE SERVIDORES PÚBLICOS A LOS QUE



APLICAN LOS LÍMITES CORRESPONDIENTES.

ANEXO 16.9.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación		Plazas	Pago extraordinario anual unitario	
			Mínimo	Máximo
Total Puestos		**1311**		
Personal de mando:		**714**		
	Presidente de la CNDH	1		493,122
	Visitador General/Secretario	7	431,014	444,071
	Oficial Mayor	1		429,025
	Titular del Órgano Interno de Control	1		
	Director General / Coordinador General	26	304,219	415,326
	Director General Adjunto	15	236,459	308,099
	Coordinador de Programa, Secretario Particular y Secretario Técnico de la Presidencia	2	211,331	274,284
	Director de Área, Investigador en Derechos Humanos B, Secretario Particular de Visitador General/Secretario/Oficial Mayor, Jefe de Unidad Técnica, Secretario Privado del Presidente	89	135,061	222,867
	Subdirector de Área, Visitador Adjunto, Investigador en Derechos Humanos A, Responsable Administrativo	452	70,847	129,119
	Jefe de Departamento	120	29,677	46,334
Personal Técnico operativo y de Enlace:		**597**		
	Enlace (del nivel 27Z al 27D)	534	31,382	44,519
	Técnico Operativo (nivel 27Z)	63	30,304	33,388

ANEXO 16.9.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS (pesos)

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,740,602**
Impuesto sobre la renta retenido	**1,056,713**
Percepción bruta anual	**3,797,315**
I. Percepciones ordinarias:	**3,092,855**
a) Sueldos y salarios:	2,162,668
Sueldo base	316,302
Compensación Garantizada	1,846,366
b) Prestaciones:	930,187
i) Aportaciones a seguridad social	45,737
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	N/A
iii) Prima vacacional	60,074
iv) Gratificación de fin de año	343,281
v) Prima quinquenal	N/A
vi) Ayuda para despensa	N/A
vii) Seguro de vida	25,712
viii) Seguro de gastos médicos mayores	56,320

ix) Fondo de separación individualizado	308,952
x) Ayuda para el desarrollo personal y cultural	90,111
xi) Vales de despensa	N/A
xii) Membresía SAM´S	N/A
xiii) Día del niño	N/A
II. Percepciones extraordinarias:	**704,460**
a) Pago extraordinario	704,460

ANEXO 16.10. INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA

ANEXO 16.10.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Presidente el Instituto	0	147,021	0	44,037	0	191,058
Vicepresidente	0	136,640	0	40,906	0	177,546
Dirección General	0	124,010	0	36,929	0	160,939
Dirección General Adjunta	63,801	108,833	18,697	32,311	82,498	141,144
Dirección de Área	37,261	83,191	10,503	24,561	47,764	107,752
Subdirección de Área	20,873	42,970	5,707	12,225	26,580	55,195
Jefatura de Departamento	14,514	25,129	3,957	6,875	18,471	32,004
Personal de Enlace Federal	7,202	14,891	2,005	4,051	9,207	18,942
Personal de Enlace Institucional	7,186	14,875	1,215	2,296	8,401	17,171
Personal Operativo Federal	5,277	8,955	1,878	1,755	7,155	10,710
Personal Operativo Institucional	3,613	7,263	1,527	1,796	5,140	9,059

ANEXO 16.10.2. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HC3	**Remuneración Recibida**
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,396,262**
Impuesto sobre la renta retenido (30%) 1/	**917,553**
Percepción bruta anual	**3,313,815**
I. Percepciones Ordinarias:	**3,313,815**
a) Sueldos y salarios:	2,457,291
I) Sueldo Base	284,006
II) Compensación Garantizada	2,173,285
b) Prestaciones:	856,523
I) Aportaciones de seguridad social	45,982
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 2/	13,446
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	44,380
V) Gratificación de fin de año (Compensación Garantizada)	344,966
VI) Prima quinquenal (antigüedad) 3/	1,632
VII) Ayuda para despensa	924
VIII) Seguro de vida institucional	34,156

IX) Seguro Colectivo de Retiro	709.56
X) Seguro de Gastos médicos mayores	11,398
XI) Seguro de Separación Individualizado	351,042
XII) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias	**0**
a) Pago por riesgo y potenciación de seguro de vida	0

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, publicado en el Diario Oficial de la Federación.

2/ El ahorro solidario se calculó sobre el 6.5% del SB y Prima Quinquenal.

3/ Incluye la estimación por costo máximo de 5 quinquenios.

ANEXO 16.10.3. REMUNERACIÓN TOTAL ANUAL DEL VICEPRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HA1	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,231,647**
Impuesto sobre la renta retenido (30%) 1/	**848,064**
Percepción bruta anual	**3,079,711**
I. Percepciones Ordinarias:	**3,079,711**
a) Sueldos y salarios:	2,279,332
I) Sueldo Base	284,006
II) Compensación Garantizada	1,995,325
b) Prestaciones:	800,379
I) Aportaciones de seguridad social	45,982
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 2/	13,446
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	44,380
V) Gratificación de fin de año (Compensación Garantizada)	316,718
VI) Prima quinquenal (antigüedad) 3/	1,632
VII) Ayuda para despensa	924
VIII) Seguro de vida institucional	31,683
IX) Seguro Colectivo de Retiro	709.56
X) Seguro de Gastos médicos mayores	11,398
XI) Seguro de Separación Individualizado	325,619
XII) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias	**0**
a) Pago por riesgo y potenciación de seguro de vida	0

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, publicado en el Diario Oficial de la Federación del 28 de diciembre de 2009.

2/ El ahorro solidario se calculó sobre el 6.5% del SB y Prima Quinquenal.

3/ Incluye la estimación por costo máximo de 5 quinquenios.

ANEXO 17. MONTOS MÁXIMOS DE ADJUDICACIONES MEDIANTE PROCEDIMIENTO DE ADJUDICACIÓN DIRECTA Y DE INVITACIÓN A CUANDO MENOS TRES PERSONAS, ESTABLECIDOS EN MILES DE PESOS, SIN CONSIDERAR EL IMPUESTO AL VALOR AGREGADO:

Montos máximos de adjudicación mediante procedimiento de adjudicación directa y de invitación a cuando menos tres personas, establecidos en miles de pesos, sin considerar el impuesto al Valor Agregado.

Adquisiciones, Arrendamientos y Servicios			
Presupuesto autorizado de adquisiciones, arrendamientos y servicios		Monto máximo total de cada operación que podrá adjudicarse directamente	Monto máximo total de cada operación que podrá adjudicarse mediante invitación a cuando menos tres personas
Mayor de	Hasta	Dependencias y Entidades	Dependencias y Entidades

	15,000	147	504
15,000	30,000	168	725
30,000	50,000	189	945
50,000	100,000	210	1,166
100,000	150,000	231	1,391
150,000	250,000	263	1,680
250,000	350,000	284	1,890
350,000	450,000	305	2,006
450,000	600,000	326	2,226
600,000	750,000	336	2,342
750,000	1,000,000	368	2,562
1,000,000		389	2,678

Obras Públicas y Servicios Relacionados con las Mismas

Presupuesto autorizado para realizar obras públicas y servicios relacionados con las mismas		Monto máximo total de cada obra que podrá adjudicarse directamente	Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse directamente	Monto máximo total de cada obra que podrá adjudicarse mediante invitación a cuando menos tres personas	Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas
Mayor de	**Hasta**	**Dependencias y Entidades**	**Dependencias y Entidades**	**Dependencias y Entidades**	**Dependencias y Entidades**
	15,000	226	111	2,006	1,559
15,000	30,000	278	142	2,226	1,670
30,000	50,000	336	168	2,562	2,006
50,000	100,000	389	194	3,119	2,336
100,000	150,000	446	226	3,675	2,783
150,000	250,000	504	252	4,232	3,339
250,000	350,000	614	305	4,904	3,675
350,000	450,000	667	336	5,345	4,006
450,000	600,000	782	389	6,353	4,788
600,000	750,000	893	446	7,235	5,460
750,000	1,000,000	998	504	8,127	6,122
1,000,000		1,061	557	9,125	6,899

Nota.- Los anteriores montos se establecen sin perjuicio de los umbrales derivados de los tratados de libre comercio suscritos por México, por lo que las contrataciones por montos superiores a dichos umbrales deberán licitarse, salvo que las mismas se incluyan en la reserva correspondiente; o se cumpla con algún supuesto de excepción a la licitación pública prevista en dichos tratados.

ANEXO 18. PROGRAMAS SUJETOS A REGLAS DE OPERACIÓN

06 Hacienda y Crédito Público
Programa de Subsidio a la Prima del Seguro Agropecuario
Fortalecimiento a la Transversalidad de la Perspectiva de Género
Programa de Apoyo a los Fondos de Aseguramiento Agropecuario
Programa de esquema de financiamiento y subsidio federal para vivienda
Programas Albergues Escolares Indígenas (PAEI)



	Programa de Infraestructura Básica para la Atención de los Pueblos Indígenas (PIBAI)
	Programa Fondos Regionales Indígenas (PFRI)
	Programa Organización Productiva para Mujeres Indígenas (POPMI)
	Programa Promoción de Convenios en Materia de Justicia (PPCMJ)
	Programa de Fomento y Desarrollo de las Culturas Indígenas (PFDCI)
	Programa Turismo Alternativo en Zonas Indígenas (PTAZI)
	Programa de Coordinación para el Apoyo a la Producción Indígena (PROCAPI)
	Programa de Seguro para Contingencias Climatológicas
	Fortalecimiento a las Políticas Municipales de Igualdad y Equidad entre Mujeres y Hombres
	Programa de Garantías Líquidas
	Programa Integral de Formación, Capacitación y Consultoría para Productores Intermediarios Financieros Rurales
	Programa para la Constitución y Operación de Unidades de Promoción de Crédito
	Programa para la Reducción de Costos de Acceso al Crédito
	Programa Capital de Riesgo y para Servicios de Cobertura
	Programas que Canalizan Apoyos para el Fomento Financiero y Tecnológico a los Sectores Agropecuarios, Forestal, Pesquero y Rural
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	
	Programa de Apoyo a la Inversión en Equipamiento e Infraestructura
	Programa de Apoyo al Ingreso Agropecuario: PROCAMPO para Vivir Mejor
	Programa de Prevención y Manejo de Riesgos
	Programa de Desarrollo de Capacidades, Innovación Tecnológica y Extensionismo Rural
	Programa de Sustentabilidad de los Recursos Naturales
09 Comunicaciones y Transportes	
	Programa de Empleo Temporal (PET)
10 Economía	
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)
	Fondo Nacional de Apoyos para Empresas en Solidaridad (FONAES)
	Fondo de Apoyo para la Micro, Pequeña y Mediana Empresa (Fondo PYME)
	Programa Nacional de Financiamiento al Microempresario
	Programa para el Desarrollo de la Industria del Software (PROSOFT)
	Competitividad en Logística y Centrales de Abasto
	Programa para el Desarrollo de las Industrias de Alta Tecnología (PRODIAT)
11 Educación Pública	
	Programa de Educación Inicial y Básica para la Población Rural e Indígena
	Programa Atención a la Demanda de Educación para Adultos (INEA) y Modelo de Educación para la Vida y el Trabajo (INEA)
	Programa de Mejoramiento del Profesorado (PROMEP)
	Programa Nacional de Becas y Financiamiento (PRONABES)
	Programa Escuelas de Calidad
	Programa de Fortalecimiento de la Educación Especial y de la Integración Educativa
	Programa de Mejoramiento Institucional de las Escuelas Normales Públicas
	Programa de Desarrollo Humano Oportunidades
	Programa de Acciones Compensatorias para Abatir el Rezago Educativo en Educación Inicial y Básica (CONAFE)
	Programa Becas de Apoyo a la Educación Básica de Madres Jóvenes y Jóvenes Embarazadas
	Programa de Educación Básica para Niños y Niñas de Familias Jornaleras Agrícolas Migrantes
	Programa Asesor Técnico Pedagógico
	Programa Educativo Rural
	Programa del Sistema Nacional de Formación Continua y Superación Profesional de Maestros de Educación Básica en Servicio
	Programa Nacional de Lectura
	Programa para el Fortalecimiento del Servicio de la Educación Telesecundaria
	Programa Beca de Apoyo a la Práctica Intensiva y al Servicio Social para Estudiantes de Séptimo y Octavo Semestres de Escuelas Normales Públicas
	Cultura Física
	Deporte
	Sistema Mexicano del Deporte de Alto Rendimiento
	Programa de Apoyo a las Culturas Municipales y Comunitarias (PACMYC)
	Programa de Apoyo a Comunidades para Restauración de Monumentos y Bienes Artísticos de Propiedad Federal (FOREMOBA)
	Programa de Apoyo a la Infraestructura Cultural de los Estados (PAICE)
	Programa Escuelas de Tiempo Completo



	Programa de Escuela Segura
	Habilidades digitales para todos
	Programa Integral de Fortalecimiento Institucional
	Polideportivos
12 Salud	
	Programa Comunidades Saludables
	Programas de Atención a Personas con Discapacidad
	Programa de Desarrollo Humano Oportunidades
	Programas para la Protección y Desarrollo Integral de la Infancia
	Programa de Atención a Familias y Población Vulnerable
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Caravanas de la Salud
	Seguro Médico para una Nueva Generación
	Sistema Integral de Calidad en Salud
14 Trabajo y Previsión Social	
	Programa de Apoyo al Empleo (PAE)
15 Reforma Agraria	
	Programa de la Mujer en el Sector Agrario (PROMUSAG)
	Fondo de Apoyo para Proyectos Productivos (FAPPA)
	Joven Emprendedor Rural y Fondo de Tierras
16 Medio Ambiente y Recursos Naturales	
	Proárbol.- Programa de Desarrollo y Producción Forestal
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)
	Programa de Agua Limpia
	Programa de Empleo Temporal (PET)
	Programa de Agua Potable, Alcantarillado y Saneamiento en Zonas Urbanas
	Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales
	Programa de Rehabilitación, Modernización y Equipamiento de Distritos de Riego
	Proárbol - Programa de Pago por Servicios Ambientales
	Proárbol - Programa de Conservación y Restauración de Ecosistemas Forestales
	Programa de Modernización y Tecnificación de Unidades de Riego
	Programa de Tratamiento de Aguas Residuales
19 Aportaciones a Seguridad Social	
	Programa IMSS-Oportunidades
20 Desarrollo Social	
	Programa Hábitat
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.
	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)
	Programa de Opciones Productivas
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)
	Programa de Ahorro y Subsidio para la Vivienda Tu Casa
	Programa 3 x 1 para Migrantes
	Programa de Atención a Jornaleros Agrícolas
	Programa de Coinversión Social
	Programa de Empleo Temporal (PET)
	Programa de Desarrollo Humano Oportunidades
	Programa de Vivienda Rural
	Programa de Apoyo Alimentario
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Rescate de espacios públicos
	Programa 70 y más
	Programa de apoyo a los avecindados en condiciones de pobreza patrimonial para regularizar asentamientos humanos irregulares (PASPRAH)
	Programa para el Desarrollo de Zonas Prioritarias
	Programa Prevención de Riesgos en los Asentamientos Humanos
38 Consejo Nacional de Ciencia y Tecnología	
	Becas de posgrado y otras modalidades de apoyo a la calidad
	Sistema Nacional de Investigadores

	Fortalecimiento a nivel sectorial de las capacidades científicas, tecnológicas y de innovación
	Fortalecimiento en las Entidades Federativas de las capacidades científicas, tecnológicas y de innovación
	Apoyo al Fortalecimiento y Desarrollo de la Infraestructura Científica y Tecnológica

ANEXO 19. PROGRAMA DE DESARROLLO HUMANO OPORTUNIDADES (pesos)

	Proyecto	AMPLIACIONES	Presupuesto Aprobado
Desarrollo Social 1/	35,899,649,849	0	35,899,649,849
Educación Pública	24,662,061,021	0	24,662,061,021
Salud	5,123,600,000	0	5,123,600,000
Total	**65,685,310,870**	**0**	**65,685,310,870**

1/ Incluye 544,572,753 pesos de gastos de operación a cargo de la Coordinación Nacional del Programa de Desarrollo Humano Oportunidades.

ANEXO 20. ESTRATEGIA NACIONAL PARA LA TRANSICIÓN ENERGÉTICA Y EL APROVECHAMIENTO SUSTENTABLE DE LA ENERGÍA (pesos)

Ramo	Presupuesto Aprobado
Total	**12,314,267,072**
04 Gobernación	**16,000,000**
Secretaría de Gobernación	7,000,000
Instituto Nacional de Migración	9,000,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**335,000,000**
10 Economía	**55,000**
Fideicomiso de Fomento Minero	55,000
12 Salud	**7,965,000**
16 Medio Ambiente y Recursos Naturales	**22,095,808**
Secretaría de Medio Ambiente y Recursos Naturales	1,000,000
Comisión Nacional Forestal	19,563,558
Procuraduría Federal de Protección al Ambiente	1,532,250
18 Energía	**11,930,354,359**
Secretaría de Energía	1,445,127,158
Instituto de Investigaciones Eléctricas	400,000
Comisión Federal de Electricidad 1_/	8,070,709,299
Pemex Refinación	2,187,787,133
Pemex Gas y Petroquímica Básica	165,238,089
Pemex Petroquímica	300,000
Comisión Nacional para el Uso Eficiente de la Energía	60,792,680
38 Consejo Nacional de Ciencia y Tecnología	**2,796,905**
Centro de Investigación en Geografía y Geometría "Ing. Jorge L. Tamayo", A.C.	50,000

Centro de Investigación en Matemáticas	92,446
CIATEC, A.C. "Centro de Innovación Aplicada en Tecnologías Competitivas"	1,239,459
Centro de Investigaciones en Óptica, A.C.	65,000
Fondo de Información y Documentación para Industria	1,350,000

1/ Incluye la inversión financiada de los Proyectos de Infraestructura Productiva de Largo Plazo

ANEXO 21. PRINCIPALES PROGRAMAS

04	**Gobernación**	
		Servicios Migratorios en Fronteras, Puertos y Aeropuertos
		Servicios de Inteligencia para la Seguridad Nacional
		Promover la Protección de los Derechos Humanos y Prevenir la Discriminación
		Registro e Identificación de Población
		Coordinación del Sistema Nacional de Protección Civil
		Implementación de la Reforma al Sistema de Justicia Penal
		Otorgamiento de Subsidios en Materia de Seguridad Pública a Entidades Federativas, Municipios y el Distrito Federal
		Otorgamiento de Subsidios a las Entidades Federativas en Materia de Seguridad Pública para el Mando Único Policial
06	**Hacienda y Crédito Público**	
		Programas de la Comisión Nacional para el Desarrollo de los Pueblos Indígenas
		Programa de Esquema de Financiamiento y Subsidio Federal para Vivienda
08	**Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**	
		Programa de Prevención y Manejo de Riesgos
		Programa de Apoyo a la Inversión en Equipamiento e Infraestructura
		Programa de Desarrollo de Capacidades, Innovación Tecnológica y Extensionismo Rural
		Tecnificación del Riego
		PROCAMPO para Vivir Mejor
		Programa de Sustentabilidad de los Recursos Naturales
09	**Comunicaciones y Transportes**	
		Proyectos de infraestructura económica de carreteras
		Proyectos de infraestructura económica de carreteras alimentadoras y caminos rurales
		Mantenimiento de Carreteras
		Programa de Empleo Temporal (PET)
		Servicios en puertos, aeropuertos y ferrocarriles
		Sistema Satelital
		Conectividad Social
10	**Economía**	
		Fondo Nacional de Apoyos para Empresas en Solidaridad (FONAES)
		Fondo de Apoyo para la Micro, Pequeña y Mediana Empresa (Fondo PYME)
11	**Educación Pública**	
		Programa de Educación inicial y básica para la población rural e indígena
		Programa Nacional de Becas y Financiamiento (PRONABES)
		Programa Escuelas de Calidad
		Programa de Desarrollo Humano Oportunidades
		Deporte
		Programa escuelas de tiempo completo
		Programa de escuela segura
		Habilidades Digitales para Todos
		Subsidios federales para organismos descentralizados estatales
		Programa de becas
		Expansión de la oferta educativa en educación media superior
		Fondo concursable de la inversión en infraestructura para educación media superior
		Enciclomedia
		Prestación de servicios de educación media superior
		Prestación de servicios de educación técnica



		Investigación científica y desarrollo tecnológico
		Mejores escuelas
		Producción y distribución de libros de texto gratuitos
		Proyectos de infraestructura social de educación
12	**Salud**	
		Seguro Popular
		Seguro Médico para una Nueva Generación
		Programa de Desarrollo Humano Oportunidades
		Prevención y atención contra las adicciones
		Programa Comunidades Saludables
		Programas de Atención a Personas con Discapacidad
		Programas para la Protección y Desarrollo Integral de la Infancia
		Programas de Atención a Familias y Población Vulnerable
		Reducción de la mortalidad materna
		Prevención contra la obesidad
		Prevención y atención de VIH/SIDA y otras ITS
14	**Trabajo y Previsión Social**	
		Programa de Apoyo al Empleo (PAE)
15	**Reforma Agraria**	
		Programa de la Mujer en el Sector Agrario (PROMUSAG)
		Fondo de Apoyo para Proyectos Productivos (FAPPA)
		Joven Emprendedor Rural y Fondo de Tierras
		Atención de conflictos agrarios
		Modernización del Catastro Rural Nacional
16	**Medio Ambiente y Recursos Naturales**	
		ProÁrbol
		Programa de Conservación para el Desarrollo Sostenible (PROCODES)
		Programa de Agua Potable, Alcantarillado y Saneamiento en Zonas Urbanas
		Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales
		Programa de Rehabilitación, Modernización y Equipamiento de Distritos de Riego
		Programa para el Tratamiento de Aguas Residuales
		Programas de mitigación y adaptación de Cambio Climático
		Prevención y Gestión Integral de Residuos
		Proyectos de Infraestructura Económica de Agua Potable, Alcantarillado y Saneamiento
		Programa de Cultura del Agua
		Túnel Emisor Oriente y Central y Planta de Tratamiento Atotonilco
		Infraestructura de Riego
		Infraestructura de temporal
		Zona de Mitigación y Rescate Ecológico en el Lago Texcoco
		Programa Nacional de Remediación de Sitios Contaminados
		Operación y Mantenimiento del Sistema Cutzamala
		Programa de acción para la conservación de la vaquita marina
		Fomento para la Conservación y Aprovechamiento Sustentable de la Vida Silvestre
		Programa de Desarrollo Institucional y Ordenamientos Ecológicos Ambientales
		Programa de Recuperación y repoblación de especies en peligro de extinción
		Programa de Empleo Temporal
17	**Procuraduría General de la República**	
		Investigar y Perseguir los Delitos del Orden Federal
		Investigar y Perseguir los Delitos Relativos a la Delincuencia Organizada
20	**Desarrollo Social**	
		Programa Hábitat
		Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.
		Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)
		Programa de Ahorro y Subsidio para la Vivienda Tu Casa
		Programa 3 x 1 para Migrantes
		Programa de Coinversión Social
		Programa de Empleo Temporal (PET)
		Programa de Desarrollo Humano Oportunidades

		Programa de Vivienda Rural
		Programa de Apoyo Alimentario
		Programa de estancias infantiles para apoyar a madres trabajadoras
		Rescate de espacios públicos
		Programa 70 y más
		Programa para el Desarrollo de Zonas Prioritarias
21	**Turismo**	
		Conservación y Mantenimiento a los CIP's a Cargo del FONATUR
		Promoción y Desarrollo de Programas y Proyectos Turísticos de las Entidades Federativas
		Servicios de Orientación y Asistencia Turística
		Promoción de México como Destino Turístico
		Mantenimiento de Infraestructura
		Proyectos de Infraestructura de Turismo
36	**Seguridad Pública**	
		Desarrollo de instrumentos para la prevención del delito
		Implementación de operativos para la prevención y disuasión del delito
		Administración del Sistema Federal Penitenciario
		Plataforma México
38	**Consejo Nacional de Ciencia y Tecnología**	
		Becas de posgrado y otras modalidades de apoyo a la calidad
		Sistema Nacional de Investigadores

ANEXO 22. EROGACIONES PARA EL DESARROLLO DE LOS JÓVENES (pesos)

Ramo	Denominación	PEF 2011
TOTAL		**125,041,930,784**
11 Educación Pública		**123,329,800,810**
Educación Media Superior		**50,318,690,722**
	Prestación de servicios de educación media superior	4,790,650,726
	Prestación de servicios de educación técnica	22,124,708,381
	Programa Educativo Rural	438,858,921
	Subsidios federales para organismos descentralizados estatales	15,715,685,592
	Atención educativa a grupos en situación vulnerable	125,000,000
	Programa de becas	2,833,052,092
	Expansión de la oferta educativa en Educación Media Superior	1,200,000,000
	Fondo concursable de la inversión en infraestructura para Educación Media Superior	2,375,735,010
	Fortalecimiento de la educación media superior en COLBACH	410,000,000
	Fortalecimiento de la educación media superior en CECYTES	205,000,000
	Bachilleratos Estatales que no cuentan con subsidio federal	100,000,000
Educación Superior		**71,724,229,041**
	Prestación de servicios de educación técnica	9,080,704,459
	Prestación de servicios de educación superior y posgrado	26,913,976,526
	Programa Nacional de Becas y Financiamiento (PRONABES)	1,425,230,475
	Programa Educativo Rural	61,437,806
	Programa Beca de Apoyo a la Práctica Intensiva y al Servicio Social para Estudiantes de Séptimo y Octavo Semestres de Escuelas Normales Públicas	136,369,372



	Subsidios federales para organismos descentralizados estatales	32,528,395,430
	Atención educativa a grupos en situación vulnerable	55,000,000
	Programa de becas	1,403,114,973
	Educación para personas con discapacidad	50,000,000
	Fondo de apoyo para la calidad de los Institutos Tecnológicos (descentralizados) Equipamiento e Infraestructura: talleres y laboratorios	70,000,000
Posgrado		**919,752,573**
	Subsidios federales para organismos descentralizados estatales	766,511,379
	Programa de becas	153,241,194
Instituto Mexicano de la Juventud		**367,128,474**
12 Salud		**443,387,117**
	Prevención y atención contra las adicciones	443,387,117
Centro Nacional para la Salud de la Infancia y la Adolescencia		**1,268,742,857**
	Capacitación técnica y gerencial de recursos humanos para la salud	48,287
	Reducción de enfermedades prevenibles por vacunación	1,211,095,203
	Actividades de apoyo administrativo	10,375,612
	Promoción de la salud, prevención y control de enfermedades crónico degenerativas y transmisibles y lesiones	47,223,755

ANEXO 23. ADECUACIONES APROBADAS POR LA H. CÁMARA DE DIPUTADOS (pesos)

			Proyecto PEF	Reducciones	AMPLIACIONES	Reasignaciones	Presupuesto Aprobado
A: RAMOS AUTÓNOMOS			**63,361,349,098**	**3,754,600,000**	**240,000,000**	**-3,514,600,000**	**59,846,749,098**
Gasto Programable							
	01	Poder Legislativo	10,237,866,797	267,600,000	240,000,000	-27,600,000	10,210,266,797
		Cámara de Senadores 1/	3,385,047,913	0	200,000,000	200,000,000	3,585,047,913
		Cámara de Diputados	5,444,124,208	191,000,000	40,000,000	-151,000,000	5,293,124,208
		Auditoría Superior de la Federación	1,408,694,676	76,600,000	0	-76,600,000	1,332,094,676
	03	Poder Judicial	41,522,758,006	3,487,000,000	0	-3,487,000,000	38,035,758,006
		Suprema Corte de Justicia de la Nación	4,653,880,323	0	0	0	4,653,880,323
		Consejo de la Judicatura Federal	34,870,022,583	3,487,000,000	0	-3,487,000,000	31,383,022,583
		Tribunal Electoral del Poder Judicial de la Federación	1,998,855,100	0	0	0	1,998,855,100
	22	Instituto Federal Electoral	10,499,006,365	0	0	0	10,499,006,365
	35	Comisión Nacional de los Derechos Humanos	1,101,717,930	0	0	0	1,101,717,930
RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA							
		Instituto Nacional de Estadística y Geografía	4,824,600,000	288,500,000	15,000,000	-273,500,000	4,551,100,000
B: RAMOS ADMINISTRATIVOS			**792,127,831,717**	**6,083,774,203**	**76,019,142,762**	**69,935,368,559**	**862,063,200,276**
Gasto Programable							
	02	Presidencia de la República	1,816,317,472	29,755,915	0	-29,755,915	1,786,561,557
	04	Gobernación 2/	15,503,414,042	71,772,388	954,500,000	882,727,612	16,386,141,654
	05	Relaciones Exteriores	5,899,941,314	98,483,810	22,000,000	-76,483,810	5,823,457,504
	06	Hacienda y Crédito Público	35,307,933,964	680,113,805	4,364,700,000	3,684,586,195	38,992,520,159
	07	Defensa Nacional	50,039,456,571	0	0	0	50,039,456,571
	08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	59,529,079,215	641,036,251	14,933,300,000	14,292,263,749	73,821,342,964
	09	Comunicaciones y Transportes 3/	67,092,188,886	648,429,621	19,976,800,000	19,328,370,379	86,420,559,265
	10	Economía	15,939,933,927	157,629,763	725,000,000	567,370,237	16,507,304,164

11	Educación Pública	218,825,901,397	908,598,215	12,767,247,540	11,858,649,325	230,684,550,722
12	Salud	96,808,705,698	737,404,315	9,242,595,222	8,505,190,907	105,313,896,605
13	Marina	18,270,177,440	0	0	0	18,270,177,440
14	Trabajo y Previsión Social	3,744,657,375	40,000,000	0	-40,000,000	3,704,657,375
15	Reforma Agraria	4,822,714,146	83,037,974	867,000,000	783,962,026	5,606,676,172
16	Medio Ambiente y Recursos Naturales	42,727,864,789	700,841,021	9,195,000,000	8,494,158,979	51,222,023,768
17	Procuraduría General de la República	12,070,098,192	102,285,992	30,000,000	-72,285,992	11,997,812,200
18	Energía	2,993,242,943	0	100,000,000	100,000,000	3,093,242,943
20	Desarrollo Social 4/	79,489,287,374	672,853,470	1,451,000,000	778,146,530	80,267,433,904
21	Turismo	4,165,838,876	97,525,172	750,000,000	652,474,828	4,818,313,704
27	Función Pública	1,291,104,529	0	55,000,000	55,000,000	1,346,104,529
31	Tribunales Agrarios	826,860,134	0	45,000,000	45,000,000	871,860,134
32	Tribunal Federal de Justicia Fiscal y Administrativa	1,849,561,100	0	0	0	1,849,561,100
36	Seguridad Pública	35,732,552,203	213,447,336	0	-213,447,336	35,519,104,867
37	Consejería Jurídica del Ejecutivo Federal	101,429,421	0	0	0	101,429,421
38	Consejo Nacional de Ciencia y Tecnología	17,279,570,709	200,559,155	540,000,000	339,440,845	17,619,011,554
C: RAMOS GENERALES		**1,632,593,200,630**	**19,416,404,693**	**20,592,036,134**	**1,175,631,441**	**1,633,768,832,071**
Gasto Programable						
19	Aportaciones a Seguridad Social	330,164,722,443	5,469,057,153	350,000,000	-5,119,057,153	325,045,665,290
23	Provisiones Salariales y Económicas	33,496,269,923	0	15,828,604,778	15,828,604,778	49,324,874,701
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	43,983,742,102	0	450,000,000	450,000,000	44,433,742,102
	Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Educación Básica y Normal, y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	15,483,719,374	0	450,000,000	450,000,000	15,933,719,374
	Aportaciones para los servicios de educación básica y normal en el Distrito Federal	28,500,022,728	0	0	0	28,500,022,728
33	Aportaciones Federales para Entidades Federativas y Municipios	450,485,869,562	0	682,065,809	682,065,809	451,167,935,371
	Fondo de Aportaciones para la Educación Básica y Normal	248,571,800,000	0	0	0	248,571,800,000
	Fondo de Aportaciones para los Servicios de Salud	55,698,661,071	0	0	0	55,698,661,071
	Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	46,225,907,500	0	234,345,000	234,345,000	46,460,252,500
	Estatal	5,602,579,989	0	28,402,614	28,402,614	5,630,982,603
	Municipal	40,623,327,511	0	205,942,386	205,942,386	40,829,269,897
	Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	47,377,857,115	0	240,184,877	240,184,877	47,618,041,992
	Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	15,051,155,482	0	76,302,732	76,302,732	15,127,458,214
	Asistencia Social	6,864,911,104	0	34,802,077	34,802,077	6,899,713,181
	Infraestructura Educativa	8,186,244,378	0	41,500,655	41,500,655	8,227,745,033
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	4,549,680,194	0	0	0	4,549,680,194
	Educación Tecnológica	2,735,194,885	0	0	0	2,735,194,885
	Educación de Adultos	1,814,485,309	0	0	0	1,814,485,309
	Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	7,124,300,000	0	0	0	7,124,300,000



	Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	25,886,508,200	0	131,233,200	131,233,200	26,017,741,400
Gasto No Programable						
24	Deuda Pública	245,782,714,753	5,947,347,540	0	-5,947,347,540	239,835,367,213
28	Participaciones a Entidades Federativas y Municipios	490,383,036,247	0	3,281,365,547	3,281,365,547	493,664,401,794
29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0	0	0	0	0
30	Adeudos de Ejercicios Fiscales Anteriores	21,632,000,000	8,000,000,000	0	-8,000,000,000	13,632,000,000
34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	16,664,845,600	0	0	0	16,664,845,600
	Obligaciones incurridas a través de los programas de apoyo a deudores	5,148,145,600	0	0	0	5,148,145,600
	Obligaciones surgidas de los programas de apoyo a ahorradores	11,516,700,000	0	0	0	11,516,700,000
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO		**1,169,004,259,521**	**8,772,700,000**	**0**	**-8,772,700,000**	**1,160,231,559,521**
Gasto Programable						
GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	114,548,400,000	2,000,000,000	0	-2,000,000,000	112,548,400,000
GYR	Instituto Mexicano del Seguro Social	338,240,000,000	0	0	0	338,240,000,000
TOQ	Comisión Federal de Electricidad 5/	243,316,000,000	4,772,700,000	0	-4,772,700,000	238,543,300,000
TZZ	Petróleos Mexicanos (Consolidado)	420,328,859,515	2,000,000,000	0	-2,000,000,000	418,328,859,515
Gasto No Programable						
	Costo Financiero, que se distribuye para erogaciones de:	52,571,000,006	0	0	0	52,571,000,006
TOQ	Comisión Federal de Electricidad	10,076,000,000	0	0	0	10,076,000,000
TZZ	Petróleos Mexicanos (Consolidado)	42,495,000,006	0	0	0	42,495,000,006
Neteo: Resta de: a) aportaciones ISSSTE de Gobierno Federal y de los Poderes y Ramos Autónomos; b) subsidios y transferencias a las entidades paraestatales de control directo en la Administración Pública Federal		**283,565,940,966**	**2,000,000,000**	**0**	**-2,000,000,000**	**281,565,940,966**
GASTO NETO TOTAL		**3,378,345,300,000**	**36,315,978,896**	**96,866,178,896**	**60,550,200,000**	**3,438,895,500,000**

1/ Incluye 200.0 millones de pesos para el nuevo recinto del Senado
2/ Incluye 30.0 millones de pesos para el cumplimiento de Sentencias de Tribunales Internacionales
3/ El Proyecto PEF incluye 1,000 millones de pesos para el metro del Distrito Federal
4/ El monto de reducciones incluye 200.0 millones de pesos en el Programa de Modernización de los Registros Públicos de la Propiedad y el Catastro, así como 200.0 millones de pesos del Programa para el Desarrollo de Zonas Prioritarias.
5/ Incluye 500.0 millones de pesos para la mejora y mantenimiento de subestaciones y líneas de distribución ubicadas en el Centro Histórico de la Ciudad de México, en los términos que se acuerden con las autoridades competentes.

ANEXO 24. RECURSOS PARA ATENCIÓN A GRUPOS VULNERABLES (pesos)

Ramo	Programa Presupuestario	PEF 2011
TOTAL		**19,235,161,473**
04 Gobernación		**96,694,698**
	Consejo Nacional para Prevenir la Discriminación	96,694,698
05 Relaciones Exteriores		**211,951,534**
	Protección y asistencia consular	211,951,534
11 Educación Pública		**1,247,887,381**
	Generación y articulación de políticas públicas integrales de juventud	203,511,205
	Proyectos de infraestructura social de educación (Centro Paraolímpico Mexicano CEPAMEX)	17,400,000
	Programa de Fortalecimiento de la Educación Especial y de la Integración Educativa	198,534,775
	Programa de Educación Básica para Niños y Niñas de Familias Jornaleras Agrícolas Migrantes	159,006,554

Programa de Escuela Segura	329,434,847
Atención educativa a grupos en situación vulnerable	180,000,000
Educación para personas con discapacidad	80,000,000
Atención Educativa a Grupos en Situación vulnerable en Educación Básica	70,000,000
Instituto Nacional de Antropología e Historia	
Impulso al desarrollo de la cultura (Accesibilidad a museos)	10,000,000
12 Salud	**3,306,777,584**
Investigación y desarrollo tecnológico en salud	47,000,000
Prestación de servicios en los diferentes niveles de atención a la salud	499,511,661
Asistencia social y protección del paciente	388,908,998
Protocolo de Atención Vía Telefónica	3,000,000
Diagnóstico entre la niñez	7,000,000
Diagnóstico entre familia	4,000,000
Derechos niñas y niños	24,000,000
Prevención y atención de VIH/SIDA y otras ITS	243,849,065
Programas de Atención a Personas con Discapacidad	244,525,153
Programas para la Protección y Desarrollo Integral de la Infancia	143,604,225
Programas de Atención a Familias y Población Vulnerable	397,690,601
Programa de estancias infantiles para apoyar a madres trabajadoras	202,400,000
Instituto Nacional de Rehabilitación	1,068,851,584
Secretariado Técnico del Consejo Nacional para las Personas con Discapacidad 1/	32,436,297
14 Trabajo y Previsión Social	**28,678,746**
Fomento de la equidad de género y la no discriminación en el mercado laboral	28,678,746
20 Desarrollo Social	**13,898,171,530**
Servicios a grupos con necesidades especiales	221,151,872
Programa de Ahorro y Subsidio para la Vivienda Tu Casa	42,000,000
Programa de Coinversión Social	347,798,724
Programa 70 y más	13,287,220,934
23 Previsiones Salariales y Económicas	**445,000,000**
Fondo de Accesibilidad en el Transporte Público para las Personas con Discapacidad (Anexo 12.1)	445,000,000

1 / Incluye 13,000,000 pesos para el Programa de Tamiz Auditivo Neonatal e Intervención Temprana

ANEXO 25. AMPLIACIONES AL RAMO 04 GOBERNACIÓN (pesos)

	Monto
RAMO 04: GOBERNACIÓN	**954,500,000**
Fondo de Apoyo Social para Ex Trabajadores Migratorios Mexicanos 1/	900,000,000
Tribunal Federal de Conciliación y Arbitraje	10,000,000
Aportación a la Fundación "Camino a Casa" para la lucha contra la trata de personas	2,500,000

Erogaciones para la Igualdad entre Hombres y Mujeres 2/	42,000,000
Promover la Atención y Prevención de la Violencia contra las mujeres	17,000,000
Planeación Demográfica del País	10,000,000
Divulgación de las acciones en materia de Derechos Humanos	15,000,000

1/ Los recursos asignados al Fideicomiso 2106 que administra el Fondo de Apoyo Social para Ex trabajadores Migratorios Mexicanos para el ejercicio fiscal 2011, se deberán ejercer conforme a las reglas de operación previstas en la ley de la materia, las cuales establecerán la prelación a favor de los trabajadores que hayan solicitado el beneficio por su propio derecho, respecto a los demás beneficiarios previstos en dicho ordenamiento.

2/ Monto incluido en el Anexo 10 Erogaciones para la Igualdad entre Hombres y Mujeres.

ANEXO 25.1 PROGRAMAS EN LA SECRETARÍA DE GOBERNACIÓN 1/

	Monto
RAMO 04: GOBERNACIÓN	**55,000,000**
Fondo de reparaciones e indemnizaciones a causa de violaciones a los derechos humanos decretadas por la Corte Interamericana de Derechos Humanos y por violaciones a los derechos humanos cometidas en el pasado	30,000,000
Mecanismo de protección a periodistas (Medidas cautelares)	25,000,000

1/ Esta asignación no implica recursos adicionales.

ANEXO 26. AMPLIACIONES AL RAMO 06 HACIENDA Y CRÉDITO PÚBLICO

Unidad Responsable	**Monto**
AGROASEMEX, S.A.	439,600,000
Banco del Ahorro Nacional y Servicios Financieros, S.N.C.	200,000,000
Comisión Nacional de Vivienda	300,000,000
Comisión Nacional para el Desarrollo de los Pueblos Indígenas	1,700,000,000
Financiera Rural	775,100,000
Fondo de Capitalización e Inversión del Sector Rural	100,000,000
Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios	540,000,000
Instituto Federal de Acceso a la Información y Protección de Datos	180,000,000
Instituto Nacional de las Mujeres	130,000,000
Total	**4,364,700,000**

ANEXO 27.1 AMPLIACIONES EN INFRAESTRUCTURA CARRETERA, FERROVIARIA Y OTROS-CONSTRUCCIÓN Y MODERNIZACIÓN (millones de pesos)

	Proyecto PEF 2011	AMPLIACIONES	Reducciones	Presupuesto Aprobado
AGUASCALIENTES	**200.0**	**580.1**	**100.0**	**680.1**
Paso a desnivel en el cruce de la avenida López Mateos y Avenida convención de 1914	200.0	0.0	100.0	100.0
Paso a desnivel en Av. De la Convención 1914 y Av. Héroe de Nacozari Nte.	0.0	60.0	0.0	60.0

Paso a desnivel en Av. De la Convención de 1914 (Primer Anillo de Circunvalación) con Av. Alameda (Revolución)	0.0	70.0	0.0	70.0
Paso a Desnivel 2do. Anillo y Salida a San Luis	0.0	42.0	0.0	42.0
Viñedos Rivier-San Marcos	0.0	50.0	0.0	50.0
Paso a Desnivel C.F. No. 45 Ags.-Zac., con Carretera Federal No. 25 Rivier-San Marcos	0.0	63.1	0.0	63.1
Carretera Aguascalientes-Jalpa, Calvillo-Lím. De Edos. Ags./Zac.	0.0	50.0	0.0	50.0
Carretera Ojuelos-Aguascalientes (Federal 70 Oriente)	0.0	45.0	0.0	45.0
Tercer Anillo, Primera Etapa.	0.0	100.0	0.0	100.0
Rehabilitación de Av. Aguascalientes de Av. Héroe de Nacozarí Sur a A. Héroe de Nacozarí Sur	0.0	50.0	0.0	50.0
Línea Verde-Eje Vial	0.0	50.0	0.0	50.0
BAJA CALIFORNIA	**560.0**	**525.0**	**70.0**	**1,015.0**
Km. 75.5 (San Felipe-Laguna Chapala) Puertecitos - Laguna Chapala	100.0	0.0	0.0	100.0
Mexicali - San Felipe, Tramo El Faro - San Felipe	170.0	100.0	70.0	200.0
Tecate - El Sauzal, Tramo: Tecate-San Antonio de las Minas	110.0	0.0	0.0	110.0
Cruce Internacional El Chaparral	180.0	0.0	0.0	180.0
Maneadero-Punta Colonet	0.0	120.0	0.0	120.0
Carretera Libre Tijuana Ensenada	0.0	40.0	0.0	40.0
Libramiento de Ensenada, Tr: Sauzal-Av. Ruiz	0.0	200.0	0.0	200.0
Tijuana-Tecate, Tr: Km 136+380-km 162+050	0.0	45.0	0.0	45.0
Blvd. Ferrocarril en Tijuana	0.0	20.0	0.0	20.0
BAJA CALIFORNIA SUR	**560.0**	**139.4**	**0.0**	**699.4**
San Pedro-Cabo San Lucas Tramo: San Pedro-Cabo San Lucas y Libramiento de Todos los Santos	560.0	100.0	0.0	660.0
Ciudad Insurgentes-La Purísima, Tr: Cd. Insurgentes Santo Domingo	0.0	39.4	0.0	39.4
CAMPECHE	**1,150.0**	**110.0**	**60.0**	**1,200.0**
Villahermosa-Escárcega. Tramo: Escárcega-Lim. Edo. Tabasco	360.0	0.0	60.0	300.0
Escárcega - Champotón; Tramo del Km. 78+600 al Km. 1+640	350.0	0.0	0.0	350.0
Campeche - Mérida	440.0	0.0	0.0	440.0
Periférico de Campeche	0.0	100.0	0.0	100.0
Cd. Del Carmen Lím. Edos Tabasco/Campeche, Libramiento de Atasta	0.0	10.0	0.0	10.0
COAHUILA	**310.0**	**482.0**	**60.0**	**732.0**
Piedras Negras - Acuña	290.0	0.0	60.0	230.0
Torreón - Saltillo, Tr. La Cuchilla El Porvenir	20.0	0.0	0.0	20.0
General Cepeda-Parras	0.0	60.0	0.0	60.0
C.F. 57 Entr. A Progreso y Villa de Juárez 62 Km	0.0	30.0	0.0	30.0
Zaragoza-Acuña (Jiménez-Acuña)	0.0	70.0	0.0	70.0
Cuatro Ciénegas-San Pedro, del Km 82+000 al 263+500	0.0	190.0	0.0	190.0
Nuevo Libramiento de la Laguna	0.0	132.0	0.0	132.0
COLIMA	**280.0**	**305.0**	**50.0**	**535.0**
Libramiento Arco Norte de Colima	70.0	0.0	0.0	70.0
Libramiento Norponiente de Colima	60.0	0.0	0.0	60.0
Distribuidor Vial en el Cruce del Libramiento Poniente, Arco Sur con Carretera Colima-Manzanillo (Entronque Cortés)	150.0	0.0	50.0	100.0
Distribuidor Vial Av. Prolongación Hidalgo. Libramiento Poniente Arco Norte Km 5+300	0.0	70.0	0.0	70.0
Distribuidor Vial Av. V. Carranza Libramiento Poniente Arco Norte Km 3+660	0.0	70.0	0.0	70.0
Distribuidor Vial Complejo Administrativo Libramiento Poniente Arco Poniente Norte Km 0+000	0.0	80.0	0.0	80.0
Distribuidor Vial Figura Obscena Libramiento Poniente Arco Norte Km 0+460	0.0	85.0	0.0	85.0
CHIAPAS	**470.0**	**800.0**	**50.0**	**1,220.0**
Libramiento Sur de Tuxtla Gutiérrez	350.0	50.0	50.0	350.0
Tapanatepec-Tuxtla Gutiérrez, Tramo: Entronque Carretera (Arriaga-Ocozocoautla) - Entronque La Pochota	120.0	0.0	0.0	120.0
San Cristóbal de las Casas-Palenque. Tr: San Cristóbal de las Casas-Rancho Nuevo, (Incluye Distribuidor Vial "San Cristóbal II")	0.0	70.0	0.0	70.0
San Cristóbal de las Casas-Comitán-Cd. Cuauhtémoc-Huixtla: Tr. Comitán Teopisca	0.0	80.0	0.0	80.0
Camino: Ocotepec - Chapultenango, Tramo: Km. 0+000 Al Km. 20+000 Construcción Del Tramo: Km. 0+000 - Km. 20+000	0.0	200.0	0.0	200.0
Suchiapa-Villaflores-Guadalupe Victoria	0.0	400.0	0.0	400.0
CHIHUAHUA	**450.0**	**222.2**	**40.0**	**632.2**
Jiménez-Chihuahua, Tramo Delicias -Chihuahua	100.0	0.0	0.0	100.0
Nuevo Casas Grandes - Puerto Palomas	180.0	0.0	40.0	140.0
Matamoros-Parral	70.0	42.2	0.0	112.2
Libramiento Sur de Ciudad Cuauhtémoc	100.0	0.0	0.0	100.0
Julimes-E.C. Km 158 Chihuahua-Ojinaga-Vía Corta, Est. Chicolote, Tr: Estación Chicolote-El Oasis-Julimes	0.0	40.0	0.0	40.0
Chihuahua-Parral (Vía Corta)	0.0	140.0	0.0	140.0
DURANGO	**530.0**	**450.0**	**0.0**	**980.0**



Durango-Parral, Tramo: Morcillo-Guadalupe Aguilera	280.0	0.0	0.0	280.0
Libramiento Suroeste de Durango	250.0	0.0	0.0	250.0
Durango-Hidalgo del Parral, Durango-Lím. Edos.	0.0	40.0	0.0	40.0
Periférico Ejército Mexicano Gómez Palacio-Lerdo	0.0	40.0	0.0	40.0
Corredor Vial Norte	0.0	140.0	0.0	140.0
Ramales de Acceso al Libramiento de Durango	0.0	40.0	0.0	40.0
Salida Carretera Gómez Palacio	0.0	40.0	0.0	40.0
Entr. Mezquital Dolores Hidalgo al Libramiento Sur	0.0	40.0	0.0	40.0
La Flor-El Pueblito, 2da Etapa	0.0	30.0	0.0	30.0
Blvd. Miguel Alemán	0.0	40.0	0.0	40.0
Durango-Guanasevi, Tr: J.Guadalupe Aguilera-Sgo. Papasquiaro, Km 97+000-107+000	0.0	25.0	0.0	25.0
Durango-Gómez Palacio, TR: Cuencamé-Gómez Palacio, Del Km 218+000-233+000	0.0	15.0	0.0	15.0
GUANAJUATO	**810.0**	**545.1**	**100.0**	**1,255.1**
León - Aguascalientes, tramo León - Lagos de Moreno	70.0	0.0	0.0	70.0
Celaya - Salvatierra	150.0	0.0	0.0	150.0
Entronque Buenavista - Dolores Hidalgo	460.0	0.0	100.0	360.0
Comonfort - San Miguel de Allende	130.0	0.0	0.0	130.0
Modernización SDU-E.C San Luis de la Paz -Dolores Hidalgo	0.0	50.0	0.0	50.0
Carretera San Diego de la Unión – San Felipe	0.0	60.0	0.0	60.0
Construcción del libramiento Norponiente de Guanajuato 3ª etapa	0.0	62.1	0.0	62.1
Camino de acceso a Atarjea	0.0	50.0	0.0	50.0
Acceso a San Juan de la Vega	0.0	50.0	0.0	50.0
Libramiento de Jerécuaro	0.0	14.0	0.0	14.0
Paso Vehicular de Ferrocarril en la Calzada de Guadalupe KM A-350+870	0.0	80.0	0.0	80.0
Puente Vértiz y Libramiento Morelos, León	0.0	84.0	0.0	84.0
Cuarto cinturón vial de Irapuato	0.0	95.0	0.0	95.0
GUERRERO	**420.0**	**17.0**	**70.0**	**367.0**
Acapulco-Huatulco Tramo: El Cayaco-San Marcos	60.0	0.0	0.0	60.0
Acapulco-Huatulco Tramo: Blv. Las Vigas-San Marcos	40.0	0.0	0.0	40.0
Mozimba - Pie de la Cuesta	50.0	0.0	0.0	50.0
Acapulco-Zihuatanejo	100.0	0.0	0.0	100.0
Zihuatanejo - La Mira, Tramo: Zihuatanejo-Entr. Feliciano	170.0	0.0	70.0	100.0
Puente de la Colonia del PRI	0.0	17.0	0.0	17.0
HIDALGO	**576.2**	**110.0**	**156.2**	**530.0**
Pachuca -Cd. Sahagún	256.2	0.0	56.2	200.0
Portezuelo Palmillas	320.0	0.0	100.0	220.0
Modernización a cuatro carriles de la carretera Pachuca – Tampico, (6ta. etapa)	0.0	60.0	0.0	60.0
Entronque México-Pachuca Villa de Tezontepec (1era etapa)	0.0	50.0	0.0	50.0
JALISCO	**914.0**	**490.0**	**25.0**	**1,379.0**
Lagos de Moreno - San Luis Potosí, Tramo: Lagos de Moreno - Las Amarillas	225.0	0.0	25.0	200.0
Lagos de Moreno - San Luis Potosí, Tramo Las Amarillas - Villa de Arriaga	169.0	0.0	0.0	169.0
Villa Corona - Crucero de Santa María	100.0	50.0	0.0	150.0
Guadalajara - Jiquilpan,Tramo: Entr. Acatlán-Jocotepec	50.0	100.0	0.0	150.0
2do. Túnel de Luis Donaldo Colosio	120.0	0.0	0.0	120.0
Puero Vallarta-El Tuito, tramo: Boca de Tomatlán-El Tuito	200.0	0.0	0.0	200.0
Entronque Ameca-Tequila, Tramo: Entronque Ameca-El Arenal	50.0	50.0	0.0	100.0
Ameca-Ameca	0.0	40.0	0.0	40.0
Santa Rosa-La Barca	0.0	100.0	0.0	100.0
Libramiento Encarnación	0.0	15.0	0.0	15.0
Prolongación Av. Federación, Puente Federación Sobre Río Ameca	0.0	50.0	0.0	50.0
Guadalajara-Tepatitlán	0.0	50.0	0.0	50.0
Encarnación-Aguascalientes	0.0	15.0	0.0	15.0
Puente S/Río Santiago para ingreso a la zona metropolitana de Guadalajara	0.0	20.0	0.0	20.0
MÉXICO	**720.0**	**825.0**	**50.0**	**1,495.0**
Texcoco - Calpulalpan. Ampliación a cuatro carriles	10.0	0.0	0.0	10.0
Naucalpan - Toluca, tramo Xonacatlán - Boulevard Aeropuerto	150.0	0.0	0.0	150.0
México-Cuautla; Tramo: Chalco-Nepantla-Límite Estados México-Morelos	130.0	150.0	0.0	280.0
Toluca - Palmillas, Tramo: Atlacomulco - Palmillas	430.0	0.0	50.0	380.0
Paso Vehicular Blvd. Magno Centro Vía Magna (Krispi Kreme), Glorieta del Gato	0.0	60.0	0.0	60.0
Toluca-Cd. Altamirano, Terceros Carriles de Rebase	0.0	30.0	0.0	30.0
Toluca-Morelia, Entr. Villa Victoria	0.0	20.0	0.0	20.0
Jorobas-Tula, Entr. Huehuetoca (1 Estructura)	0.0	40.0	0.0	40.0
México-Pachuca, Tecámac Lím. Edos. Mex./Hgo. Km 38+000	0.0	35.0	0.0	35.0
México-Puebla, Acceso Ixtapaluca (Km 41+000)	0.0	45.0	0.0	45.0
Temascalcingo-Ex Hacienda Solis	0.0	45.0	0.0	45.0
Av. Nopaltepec, Viaducto Poniente Bicentenario	0.0	80.0	0.0	80.0
Construcción y Rehabilitación de Vialidades Primarias en el municipio de Chimalhuacán	0.0	220.0	0.0	220.0
Paseo Zumpango Bicentenario	0.0	100.0	0.0	100.0



MICHOACÁN	**700.0**	**110.7**	**0.0**	**810.7**
Costera Coahuayana de Hidalgo-Lázaro Cárdenas, Tramo: El Habillal-Caleta de Campos	450.0	30.7	0.0	480.7
Distribuidor Vial Salida Quiroga	250.0	0.0	0.0	250.0
Anillo Periférico Oriente, Tramo E.C. La Piedad-Irapuato al E.C. La Piedad-Zamora del km 0+000 al 15+000	0.0	80.0	0.0	80.0
MORELOS	**298.2**	**482.5**	**121.3**	**659.4**
Cuautla-Izúcar de Matamoros	298.2	0.0	121.3	176.9
Puente de Apatlaco	0.0	200.0	0.0	200.0
Distribuidor Vial Palmira	0.0	100.0	0.0	100.0
Boulevard Cuauhnahuac	0.0	82.5	0.0	82.5
Chalco-Cuautla	0.0	100.0	0.0	100.0
NAYARIT	**370.0**	**0.0**	**0.0**	**370.0**
Tepic-San Blas	370.0	0.0	0.0	370.0
NUEVO LEÓN	**1,262.8**	**355.0**	**34.0**	**1,583.8**
Monterrey-Ciudad Mier. tramo: Monterrey-Límite de Edos. N. L./Tamps.	296.3	0.0	34.0	262.3
Libramiento Oriente de Cadereyta	50.0	0.0	0.0	50.0
Monterrey - Colombia (Tramo: Entr. Libramiento Monterrey-Salinas Victoria) y Salinas Victoria - Ciénega de Flores	500.0	0.0	0.0	500.0
Rehabilitación de las Avenidas Morones Prieto y Constitución	416.5	0.0	0.0	416.5
Paso a Desnivel Miguel Alemán-La Concordia, Paso inferior vehicular a base de estructuras (1a Etapa) (PIV)	0.0	60.0	0.0	60.0
Paso a Desnivel Laredo-La Concordia (Primera Etapa)	0.0	60.0	0.0	60.0
Paso Vehicular Elevado Av. Del Teléfono y vía Matamoros (Primera Etapa)	0.0	60.0	0.0	60.0
José Ángel Conchello y Félix U. Gómez	0.0	115.0	0.0	115.0
Cadereyta-Allende El Reparo	0.0	60.0	0.0	60.0
OAXACA	**1,052.2**	**100.0**	**0.0**	**1,152.2**
Arriaga-La Ventosa	100.0	0.0	0.0	100.0
Acceso al Puerto de Salina Cruz. Construcción del acceso	240.0	0.0	0.0	240.0
Oaxaca-Salina Cruz, Tramo: Mitla-Tequisistlan-Entronque Tehuantepec II	220.0	0.0	0.0	220.0
Oaxaca-Puerto Escondido-Huatulco, tramos La Y-Barranca Larga-Ventanilla y Puerto Escondido-Pochutla-Huatulco	492.2	0.0	0.0	492.2
Acayucan-La Ventosa	0.0	100.0	0.0	100.0
PUEBLA	**450.0**	**497.7**	**0.0**	**947.7**
Puebla - Tehuacán Av. 18 de Noviembre	60.0	0.0	0.0	60.0
Izúcar de Matamoros - Huajapan de León, Tramo: Izúcar de Matamoros - Acatlán de Osorio	390.0	0.0	0.0	390.0
Construcción del Distribuidor Vial 9 del Anillo Periférico E.C. (Autopista Puebla-Orizaba)	0.0	200.0	0.0	200.0
Construcción de la 3a Etapa del Distribuidor Vial 8 del Anillo Periférico E.C. (Carretera Federal Puebla - Tehuacán)	0.0	150.0	0.0	150.0
Construcción del Tramo "C" del Anillo Periférico Ecológico	0.0	87.0	0.0	87.0
Atlixco - Izúcar de Matamoros, Tramo Tepeojuma - Izúcar, del Km. 51+000 al Km	0.0	60.7	0.0	60.7
QUERÉTARO	**343.0**	**300.0**	**0.0**	**643.0**
Entronque Av. Corregidora y Boulevard Bernardo Quintana	120.0	0.0	0.0	120.0
Entronque Coroneo	223.0	0.0	0.0	223.0
Distribuidor Vial Constituyentes de 1917, 2da Etapa	0.0	180.0	0.0	180.0
C.F. 120 San Juan del Río Xilitla, Tr: E.C. a San Joaquín-Peña Blanca	0.0	50.0	0.0	50.0
Carretera Estatal No. 11 Querétaro-Tlacote	0.0	30.0	0.0	30.0
Carretera Estatal 400, Querétaro-Huimilpan	0.0	20.0	0.0	20.0
E.C. Querétaro-Bernal-Centro de la Cab. Mpal. Ezequiel Montes	0.0	20.0	0.0	20.0
QUINTANA ROO	**473.2**	**480.0**	**300.0**	**653.2**
Cafetal - Tulum	473.2	0.0	300.0	173.2
Lázaro Cárdenas - Polyuc - Dziuche (Ruta corta a Mérida incluye entradas y libramientos)	0.0	60.0	0.0	60.0
Libramiento de Tulum	0.0	180.0	0.0	180.0
Libramiento de Felipe Carrillo Puerto	0.0	100.0	0.0	100.0
Libramiento Cancún - Puerto Juárez	0.0	50.0	0.0	50.0
Paso a Desnivel en el entronque Bonfil	0.0	50.0	0.0	50.0
Mérida - Puerto Juárez (Acceso a Cancún)	0.0	40.0	0.0	40.0
SAN LUIS POTOSÍ	**408.0**	**375.0**	**100.0**	**683.0**
Lagos de Moreno - San Luis Potosí, Tramo: Villa de Arriaga San Luis Potosí	158.0	0.0	0.0	158.0
Libramiento Villa de Reyes	250.0	0.0	100.0	150.0
Cd. Valles-Tampico	0.0	100.0	0.0	100.0
Puente Vehicular en el tramo de la carretera 70 a carretera 57 entre cruce periférico oriente y calle 71, cruce periférico oriente y calle Ricardo B. Anaya	0.0	90.0	0.0	90.0
Entronque Cerro Gordo- C. Villa de Reyes -C. 57	0.0	100.0	0.0	100.0
Boulevard San Luis-Carr.57 (San Luis Potosí-Querétaro)	0.0	85.0	0.0	85.0
SINALOA	**515.0**	**60.0**	**165.0**	**410.0**
Distribuidor Aeropuerto Internacional de Culiacán	90.0	0.0	0.0	90.0

P.S.V. Entronque El Conchi, Carretera Tepic-Mazatlán	425.0	0.0	165.0	260.0
Culiacán - Los Mochis	0.0	60.0	0.0	60.0
SONORA	**629.1**	**230.0**	**100.0**	**759.1**
Sonoyta-San Luis Río Colorado	533.0	0.0	100.0	433.0
Costera de Sonora, El Desemboque - Puerto Libertad	76.1	0.0	0.0	76.1
Carretera Moctezuma-Agua Prieta, Tramo Nacozari-Agua Prieta Km 133+700 Puente El Fierro	20.0	0.0	0.0	20.0
Paso Superior Altares sobre C.F. No. 15	0.0	50.0	0.0	50.0
PIV en Blvd. Solidaridad cruce con Manuel Clouthier	0.0	100.0	0.0	100.0
Libramiento Oriente Nogales	0.0	40.0	0.0	40.0
PIV en Blvd. García Morales cruce con Blvd. Antonio Quiroga	0.0	40.0	0.0	40.0
TABASCO	**560.0**	**175.0**	**0.0**	**735.0**
Villahermosa-Ciudad del Carmen; Tramo: Villahermosa-Macultepec	210.0	0.0	0.0	210.0
Villahermosa-Escárcega. Tramo: Macuspana-Límite Edos. Tab./Camp	280.0	0.0	0.0	280.0
Cárdenas - Huimanguillo; carretera: Malpaso - El Bellote	70.0	0.0	0.0	70.0
Raudales-Malpaso-El Bellote; Tr: Libramiento de Comalcalco del Km 0+000 al Km 2+000	0.0	35.0	0.0	35.0
Raudales-Malpaso-El Bellote; Tr: Estación Chontalpa-Entr. Autopista Las Choapas-Ocozocoautla	0.0	65.0	0.0	65.0
El Suspiro-Tenosique-El Ceibo; Tr: E.C. Zapata-Tenosique, Acceso E. Zapata, del Km 0+000 al 8+000	0.0	25.0	0.0	25.0
Coatzacoalcos-Villahermosa, Tr: Entr. Reforma-Villahermosa, Subtramo: Lomas de Caballo-Entr. Periférico del Km 165+800 al Km 167+800	0.0	40.0	0.0	40.0
Villahermosa-Escárcega. Tr.: Entr. Tabscoob	0.0	10.0	0.0	10.0
TAMAULIPAS	**330.0**	**615.0**	**0.0**	**945.0**
Manuel-Aldama-Soto La Marina-Rayones	100.0	150.0	0.0	250.0
Tampico - Cd. Mante, Tramo: González - Cd. Mante	80.0	0.0	0.0	80.0
Acceso Carretera Nacional (Carretera Monterrey-Nuevo Laredo, tramo del km 207+800 al km 217+800)	150.0	0.0	0.0	150.0
Matamoros-Victoria-Lím. Edos. Tam./SLP, Adecuación Entr. Vic-STM/Libramiento Noreste de Vic. Y Entr. Juan Capitan	0.0	50.0	0.0	50.0
Matamoros-Victoria-Lím. Edos. Tam./SLP, Adecuación de Entr. Vic-Matamoros/Vic-STM	0.0	60.0	0.0	60.0
Matamoros-Nuevo Laredo (Corredor Fronterizo), Cd. Mier-Lím. Edos. NL	0.0	60.0	0.0	60.0
Victoria-Lím. Edos. N.L	0.0	60.0	0.0	60.0
Libramiento Mex II	0.0	55.0	0.0	55.0
Viaducto de Reynosa	0.0	110.0	0.0	110.0
Libramiento Matamoros-Monterrey	0.0	70.0	0.0	70.0
TLAXCALA	**493.7**	**178.0**	**0.0**	**671.7**
Libramiento de Tlaxcala	150.0	0.0	0.0	150.0
Calpulalpan-Ocotoxco	283.7	0.0	0.0	283.7
Libramiento de Apizaco	10.0	0.0	0.0	10.0
Puebla - Belem, Tramo: Paso a Desnivel Colonia El Alto	50.0	0.0	0.0	50.0
Texcoco-Calpulalpan	0.0	35.0	0.0	35.0
Adecuación de Distribuidor Carretro La Guanaja San Pablo Apetatitlán Tipo Vehicular con Peatonales	0.0	50.0	0.0	50.0
Apizaco-Muñoz, Muñoz-Cuamantzingo, Cuamantzigo-Las Torres	0.0	50.0	0.0	50.0
Apizaco-Tlaxco	0.0	43.0	0.0	43.0
VERACRUZ	**505.0**	**274.0**	**0.0**	**779.0**
Acayucan-Ent. La Ventosa	212.0	100.0	0.0	312.0
Paso del Toro-Boca del Río	40.0	0.0	0.0	40.0
Acceso al Puerto de Veracruz	150.0	0.0	0.0	150.0
Acceso al Puerto de Coatzacoalcos	50.0	0.0	0.0	50.0
México-Tuxpan, tramo Nuevo Necaxa-Tihuatlán	3.0	0.0	0.0	3.0
Puente Prieto-Canoas-Pánuco	50.0	0.0	0.0	50.0
Puente Aguascalientes	0.0	54.0	0.0	54.0
Libramiento Coatepec	0.0	30.0	0.0	30.0
Distribuidor Vial Dos Caminos	0.0	70.0	0.0	70.0
Puente Capoacán	0.0	20.0	0.0	20.0
YUCATÁN	**290.0**	**355.0**	**0.0**	**645.0**
Mérida - Progreso II	110.0	0.0	0.0	110.0
Mérida - Celestún, Tramo: Mérida - Tetiz	180.0	0.0	0.0	180.0
Mérida-Campeche	0.0	200.0	0.0	200.0
Chichén Itzá-Tulúm; Tr: Chichén Itzá-Valladolid Km 120+000-155+000	0.0	40.0	0.0	40.0
Yucalpeten-Chuburná Puerto; Tr: Km 8+000-14+000	0.0	30.0	0.0	30.0
PSV y Vialidades Inferiores Periférico de Mérida; Tr: Distribuidor Vial Francisco de Montejo	0.0	45.0	0.0	45.0

PSV y Vialidades Inferiores Puente las Coloradas	0.0	40.0	0.0	40.0
ZACATECAS	**860.0**	**435.6**	**0.0**	**1,295.6**
Zacatecas - San Luis Potosí, tramo Las Arcinas - San Luis Potosí	330.0	0.0	0.0	330.0
Zacatecas-Saltillo, Tramo Entr. Villa de Cos-Lím. Edos. Zac.-Coah	300.0	0.0	0.0	300.0
Las Palmas-Límite de Estados Zacatecas/Durango	100.0	150.0	0.0	250.0
Periférico Bicentenario, (Libramiento de Guadalupe-Zacatecas)	60.0	0.0	0.0	60.0
Entr. Rivier - San Marcos, Tramo: Límite de Estados Ags./Zac.-Loreto	70.0	0.0	0.0	70.0
Entr. Tesistán-Entr. Malpaso, Tr: Malpaso-Jerez	0.0	50.0	0.0	50.0
Guadalajara-Zacatecas, Tramo Villanueva-Malpaso	0.0	45.6	0.0	45.6
Puente y Paso a Desnivel Villas de Guadalupe	0.0	45.0	0.0	45.0
Zacatecas-Durango; Tr: Río Grande-Lím . Edos)	0.0	35.0	0.0	35.0
Paso a desnivel Mercado de Abastos	0.0	40.0	0.0	40.0
Distribuidor Vial Aeropuerto	0.0	50.0	0.0	50.0
Fresnillo-Valparaíso	0.0	20.0	0.0	20.0
GASTO NETO TOTAL	**17,490.4**	**10,624.3**	**1,651.5**	**26,463.2**

ANEXO 27.2. AMPLIACIONES EN INFRAESTRUCTURA CARRETERA, FERROVIARIA Y OTROS-CAMINOS RURALES Y CARRETERAS ALIMENTADORAS

(millones de pesos)

	Proyecto PEF 2011	AMPLIACIONES	Reducciones	Presupuesto Aprobado
AGUASCALIENTES	**25.0**	**143.0**	**0.0**	**168.0**
Cabecitas Tres Marías - San Pedro Cieneguillas	17.0	0.0	0.0	17.0
San Gil-Jarillas	0.0	20.0	0.0	20.0
Norias del Cedazo-E.C. 45 (León-Aguascalientes)	0.0	6.0	0.0	6.0
Potrerillo-E.C. Túnel de Potrerillo	0.0	10.0	0.0	10.0
E.C.(San Gil-Jarillas)-Bimbaletes de Altas	0.0	5.1	0.0	5.1
Ampliación a tipo Blvd., Clouthier a Maravillas	0.0	10.0	0.0	10.0
E.C. (J. Gómez Portugal-San Antonio)-La Chaveña-La Loma	0.0	10.0	0.0	10.0
Concepción-Puerto Tepezalá	0.0	10.0	0.0	10.0
Aguascalientes-Norias de Ojo Caliente	0.0	18.0	0.0	18.0
Libramiento Norte de Calvillo	0.0	18.0	0.0	18.0
Libramiento a Villa Juárez	0.0	15.9	0.0	15.9
Libramiento Loretito-Chicalote	0.0	20.0	0.0	20.0
Conservación de Caminos Rurales	5.0	0.0	0.0	5.0
Estudios y Proyectos	3.0	0.0	0.0	3.0
BAJA CALIFORNIA	**98.0**	**73.3**	**0.0**	**171.3**
Km. 90.0 Carr. (Mexicali - Tecate) - Ejido Jacume	30.0	0.0	0.0	30.0
El Faro - Murgía - Guadalupe Victoria	60.0	0.0	0.0	60.0
E.C. Km 38.3 (Carretera Mexicali-San Felipe)-El Faro-Murgía-Gpe. Victoria	0.0	20.0	0.0	20.0
Segundo Acceso a Playas de Tijuana	0.0	21.3	0.0	21.3
Acceso Digno a Tecate	0.0	12.0	0.0	12.0
Nodo Pemex	0.0	20.0	0.0	20.0
Conservación de Caminos Rurales	5.0	0.0	0.0	5.0
Estudios y Proyectos	3.0	0.0	0.0	3.0
BAJA CALIFORNIA SUR	**50.0**	**105.0**	**0.0**	**155.0**
Francisco Villa-San Miguel de Comondú	40.0	0.0	0.0	40.0
Vizcahíno-Bahía Tortugas	0.0	30.0	0.0	30.0
San Francisco de la Sierra,Tr: Km 19+500 al 35+000	0.0	25.0	0.0	25.0
San Ignacio-La Laguna, (Km 23+000 al Km 58+000)	0.0	25.0	0.0	25.0
San Javier-Loreto, Km 19+000 al 36+000	0.0	25.0	0.0	25.0
Conservación de Caminos Rurales	7.0	0.0	0.0	7.0
Estudios y Proyectos	3.0	0.0	0.0	3.0
CAMPECHE	**27.0**	**121.5**	**0.0**	**148.5**
E.C. Villahermosa-Escárcega-División del Norte-Candelaria	20.0	0.0	0.0	20.0

Centenario-Laguna Grande	0.0	31.5	0.0	31.5
Entr. (Escárcega-Ley Federal de Reforma Agraria)	0.0	15.0	0.0	15.0
Xpujil-Dzibalchen	0.0	15.0	0.0	15.0
E.C. (Escárcega-Campotón) - E.C. Díaz Ordaz - Sabancuy Ignacio Gutiérrez)	0.0	10.0	0.0	10.0
Mantenimiento tramo carretero urbano Ciudad del Carmen	0.0	10.0	0.0	10.0
Conservación de Caminos Rurales	5.0	40.0	0.0	45.0
Estudios y Proyectos	2.0	0.0	0.0	2.0
COAHUILA	**37.0**	**269.0**	**0.0**	**306.0**
Nueva Rosita Múzquiz- Ojinaga	30.0	45.0	0.0	75.0
Viesca-Parras	0.0	30.0	0.0	30.0
Vizcaya-Tacubaya	0.0	20.0	0.0	20.0
Camino Los Novillos	0.0	5.0	0.0	5.0
Múzquiz-El Melón	0.0	25.0	0.0	25.0
Arteaga-Entr. A Libramiento Carbonera	0.0	35.0	0.0	35.0
Monclova-Candela	0.0	45.0	0.0	45.0
Cuije-El Fenix, Km 1+605-4+200, Matamoros	0.0	8.0	0.0	8.0
Camino al Ejido Estanque las Palomas	0.0	12.0	0.0	12.0
Camino estanque de León-Lucio Blanco	0.0	12.0	0.0	12.0
Camino rural al ejido Las Morenas	0.0	12.0	0.0	12.0
Rehabilitación Libramiento Isidro López Zertuche (Saltillo)	0.0	20.0	0.0	20.0
Conservación de Caminos Rurales	5.0	0.0	0.0	5.0
Estudios y Proyectos	2.0	0.0	0.0	2.0
COLIMA	**37.0**	**92.6**	**0.0**	**129.6**
San Antonio-Agua Salada-La Loma	30.0	0.0	0.0	30.0
Pueblo Juárez-La Fundición	0.0	11.0	0.0	11.0
La Fundición-La Atravesada-Coalatilla	0.0	10.0	0.0	10.0
Veladero de Camotlán-La Rosa-La Fundición; Tr: 10+730-20+800	0.0	10.0	0.0	10.0
Veladero de los Otates-El Paraje	0.0	11.6	0.0	11.6
Cofradía de Suchitlán-El Remate	0.0	30.0	0.0	30.0
Carretera Libre, Tr: Quesería, Km 0+000-1+500	0.0	10.0	0.0	10.0
San Miguel del Ojo de Agua-Chanchopa, Tr: Km 0+000+9+860	0.0	10.0	0.0	10.0
Conservación de Caminos Rurales	5.0	0.0	0.0	5.0
Estudios y Proyectos	2.0	0.0	0.0	2.0
CHIAPAS	**369.0**	**490.7**	**0.0**	**859.7**
Tumbala - Xhanil	20.0	0.0	0.0	20.0
Ángel Albino Corzo - Siltepec	80.0	0.0	0.0	80.0
Crucero Tonina-Crucero Montelibano	45.0	0.0	0.0	45.0
Chicomuselo Rizo de Oro La Concordia, Tramo: Rizo de Oro La Concordia	150.0	0.0	0.0	150.0
Pijijiapan Aeropuerto. Tramo: Aeropuerto (Mariano Matamoros) Zaculapa.	30.0	0.0	0.0	30.0
Ocosingo-Toniná	0.0	40.0	0.0	40.0
Sesecapa-Las Salinas	0.0	18.4	0.0	18.4
Simojovel-La Ceiba-Pueblo Nuevo-Sitalá-Yajalón	0.0	15.0	0.0	15.0
Chapingo-Ejido Morelos	0.0	16.5	0.0	16.5
Cojtomil-Jetja-El Diamante	0.0	20.0	0.0	20.0
Carr. (Las Choapas-Ocozocoautla)-Ejido Ocuilapa	0.0	8.0	0.0	8.0
Las Delicias-Hermenegildo Galeana	0.0	25.0	0.0	25.0
Modernización Mazatán-Barrio San Simón	0.0	10.0	0.0	10.0
Bochil-Luis Espinosa	0.0	10.0	0.0	10.0
San Cristóbal-La Candelaria	0.0	5.5	0.0	5.5
Cabecera Municipal Zinacantán-Bochobjó Alto	0.0	6.0	0.0	6.0
Granadilla-López Mateos	0.0	6.0	0.0	6.0
El Pinar-E.C. Tenejapa, Tr: Km 0+000-9+897.9	0.0	12.0	0.0	12.0
Caminos Rurales Los Ranchos del Km 0+000-12+017	0.0	7.0	0.0	7.0
Ejido Galilea-Ejido Dos Lagunas, Ramal a Yaxlumija	0.0	7.5	0.0	7.5
Cabecera Municipal Ixtapa-Unidad Deportiva, Tr: Km 0+000-1+500	0.0	6.0	0.0	6.0
Icalumtic, Pavimentación y modernización de caminos del Km 0+000-5+580	0.0	7.0	0.0	7.0
Construcción y Pavimentación del Camino Zapotillo- 5 de mayo- Laguna Mora- Clínica	0.0	6.0	0.0	6.0
Huitiupan-Sombra Carrizal	0.0	4.0	0.0	4.0



Santa Catarina Mpio. De Huitiupan-Ejido los Naranjos	0.0	4.0	0.0	4.0
Huitiupan-Amatán-San Vicente El Ocotal	0.0	4.0	0.0	4.0
E.C. (Frontera-Comalapa-Chicomusuelo)-Progreso-Cabecera Municipal	0.0	6.5	0.0	6.5
E.C. (Frontera-Comalapa-Chicomuselo); Subtr. Piedra Labrada-Nuevo Pacayal	0.0	6.0	0.0	6.0
E.C. (Comitán-Teopisca-San Cristóbal)-Efraín A. Gtz. Ogotzil	0.0	8.0	0.0	8.0
Chacaljocom	0.0	8.0	0.0	8.0
Paso del Soldado-Ojo de Agua	0.0	6.0	0.0	6.0
Reforma Agraria II, Tr. del Km 0+000-5+000	0.0	6.5	0.0	6.5
Nicolás Bravo-Entronque Sinaloa	0.0	6.0	0.0	6.0
Hermenegildo Galeana-Las Delicias	0.0	6.0	0.0	6.0
Ejido Belisario Domínguez-Las Cabañas	0.0	6.0	0.0	6.0
Mozotal-Santo Domingo-La Cascada-Llano Grande-Ángel Díaz, Tr. Km 0+000-43+000	0.0	8.0	0.0	8.0
E.C. (Chicomuselo-Rizo de Oro); Subtr. Nueva Morelia-Unión Buenavista	0.0	8.0	0.0	8.0
José María Morelos-Lím. Raya, Tabasco	0.0	8.0	0.0	8.0
Yabteclum-Tanate-Puebla, Km 0+000-12+000	0.0	6.5	0.0	6.5
Entr. Rayón-Rivera San Isidro	0.0	5.0	0.0	5.0
Apertura de Camino de 3.2 km localidad Tres Puentes	0.0	4.0	0.0	4.0
Pavimentación de 1.36 km de Camino Localidad Chichelalo	0.0	5.0	0.0	5.0
Camino Simojovel- La Pimienta, Km 0+000 al 8+80 Km	0.0	5.0	0.0	5.0
Carr. Tramo: Majomut-Los Chorros (km 0+00 al km 9+000) (km 0+000 al km 12+000)	0.0	6.0	0.0	6.0
Camino Portugal- El Jardín, del Km 0+000 al Km 8+700	0.0	5.0	0.0	5.0
Camino San Andrés-Sonora tramo km 0+000 al km 6+060	0.0	4.0	0.0	4.0
Bochil-Ejido Pomilo tramo km 0+000 al 3+340 localiad Ejido Pomilo	0.0	5.0	0.0	5.0
Pavimentación de camino tramo Bochil-Tierra Colorada localidad Tierra Colorada	0.0	5.0	0.0	5.0
Pavimentación Videme de Ocampo-Zaquinguez 4 km.	0.0	4.0	0.0	4.0
Pavimentación de carretera tramo Motontic-Belisario Dominguez km. 0+000 al km. 4+000	0.0	6.0	0.0	6.0
Pavimentación de 1.82 km de camino Localidad Jolnachoj	0.0	6.5	0.0	6.5
Úrsulo Galvan-Niquidambar-Villaflores	0.0	10.0	0.0	10.0
Ocozocuautla-Villaflores	0.0	8.0	0.0	8.0
Ángel Albino Corzo-Ignacio Zaragoza-Monte Alegre	0.0	10.0	0.0	10.0
Pavimentación del camino: E.C. (Villaflores-Ocozocoautla) – Ejido Joaquín Miguel Gutiérrez, tramo del Km 0+000 al Km 4+600	0.0	8.0	0.0	8.0
Pavimentación con concreto hidráulico del camino: E.C. Saltillo-Cuauhtémoc, tramo del Km 0+000 al Km 9+197	0.0	8.0	0.0	8.0
Pavimentación del camino: E.C. Libramiento Villaflores-Ejido Francisco Villa, tramo del Km 0+000 al Km 6+968	0.0	8.0	0.0	8.0
Ejido Berriozábal- Ejido Maravillas- Ejido Ignacio Zaragoza	0.0	8.0	0.0	8.0
Modernización del Camino E.C. (Copainalá- Tecptatán) - Ribera Benito Juárez del Km 0+000 al Km 6+460.53	0.0	7.5	0.0	7.5
Modernización del Camino E.C. (Copainalá- Tecptatán) - Ribera Campeche del Km 0+000 al Km 8+833	0.0	7.5	0.0	7.5
Camino Emiliano Zapata-Cintalapa	0.0	12.8	0.0	12.8
Ría. Galeana 1ra Sección-Ejido Dr. Belisario Domínguez (2da Etapa), Localidad de Ría. Galeana	0.0	15.0	0.0	15.0
Conservación de Caminos Rurales	40.0	0.0	0.0	40.0
Estudios y Proyectos	4.0	0.0	0.0	4.0
CHIHUAHUA	**319.0**	**318.5**	**0.0**	**637.5**
Puerto Sabinal - Badiraguato Tr. Puerto Sabinal - Los Frailes (Lím. Edos. Sin-Dgo-Chi)	100.0	0.0	0.0	100.0
San Rafael - Bahuichivo	100.0	20.0	0.0	120.0
Camino: Juan Mata Ortiz - Mesa del Huracan.	60.0	0.0	0.0	60.0
Eje Interestatal Fronteriza del Norte, Tramo Ojinaga EL Porvenir del Km. 0+000 al Km. 40+000	40.0	0.0	0.0	40.0
San Francisco de Borja-Nonoava-Norogachi-Rocheachi, Tr. Nonoava-Rocheachi, Subt. Nonoava-Km 47+000	0.0	40.0	0.0	40.0
Guachochi-Yoquivo-Morelos	0.0	30.0	0.0	30.0
Bocoyna-Sisoguichi-Carichi, Tr. Bocoyna-Sisiguichi	0.0	20.0	0.0	20.0
Temosachi-Cocomorachi	0.0	20.0	0.0	20.0
Guachochi-Baborigame, Tr. Guachochi-Km 38+000	0.0	40.0	0.0	40.0
Agostadero de Aguirre-Tecorichi-El Vergel	0.0	20.0	0.0	20.0
Escalón-Estación Carrillo	0.0	30.0	0.0	30.0
Chihuahua-Ojinaga	0.0	50.0	0.0	50.0
Blvd. Buenaventura-Barrio Las Flores	0.0	4.0	0.0	4.0

Puente Vehicular-Arroyo Santa Rosa	0.0	1.0	0.0	1.0
Puente S/Río Florido en Carretera Libre Camargo-Jiménez	0.0	10.0	0.0	10.0
Construcción de Puente Oacampo	0.0	2.5	0.0	2.5
Blvd. De las Culturas	0.0	9.0	0.0	9.0
Rehabilitación de Carretera en el Mpio. Satevó	0.0	8.0	0.0	8.0
PSV Carretera Panamericana (Av. Juárez) y Av. Luis Álvarez	0.0	8.0	0.0	8.0
Puente Vehicular Plomosa	0.0	5.0	0.0	5.0
Conservación de Caminos Rurales	15.0	0.0	0.0	15.0
Estudios y Proyectos	4.0	1.0	0.0	5.0
DURANGO	**263.0**	**384.0**	**0.0**	**647.0**
Los Herrera-Tamazula	100.0	0.0	0.0	100.0
Límite de Estados Zacatecas-Durango, T. Der. Independencia y Libertad	150.0	0.0	0.0	150.0
Mezquital-Charcos	0.0	40.0	0.0	40.0
El Tablón-La Yerbabuena	0.0	20.0	0.0	20.0
Otinapa-Ignacio Zaragoza	0.0	30.0	0.0	30.0
Navíos-Regocijo	0.0	30.0	0.0	30.0
Indé-E.C. El Palmito La Zarca	0.0	30.0	0.0	30.0
Los Altares-Otáes	0.0	30.0	0.0	30.0
La Flor-San Berbardino de Milpillas	0.0	20.0	0.0	20.0
Tepehuanes-San Juan del Negro	0.0	20.0	0.0	20.0
Gómez Palacio-Gregorio García	0.0	20.0	0.0	20.0
Nazareno-Cuahutémoc	0.0	10.0	0.0	10.0
Pilar de Zaragoza-Santiago Bayacora	0.0	20.0	0.0	20.0
Puente San Cristóbal	0.0	20.0	0.0	20.0
Puente Santiago Bayacora	0.0	20.0	0.0	20.0
Durango-Tepic	0.0	20.0	0.0	20.0
Independencia y Libertad-Tuitán	0.0	10.0	0.0	10.0
Francisco Javier Mina-Ricardo Flores Magón	0.0	20.0	0.0	20.0
El Vergel-La Torreña	0.0	10.0	0.0	10.0
La Ferrería-E.C. Durango-Mezquital	0.0	7.0	0.0	7.0
El Jabonoso-Gómez Palacio	0.0	7.0	0.0	7.0
Conservación de Caminos Rurales	10.0	0.0	0.0	10.0
Estudios y Proyectos	3.0	0.0	0.0	3.0
GUANAJUATO	**27.0**	**421.8**	**0.0**	**448.8**
Pueblo Nuevo-Irapuato, Modernización del km. 1.076 al 15.68	20.0	0.0	0.0	20.0
Pénjamo-Tierras Negras	0.0	9.4	0.0	9.4
Camino Colonia Morelos-Comunidad Mezquite de Luna, tramo: comunidad Lagunillas-Comunidad Mezquite de Luna 4ª Etapa	0.0	1.0	0.0	1.0
Santa Rita Mexicanos	0.0	1.0	0.0	1.0
Santiago Maravatío-Casacuarán	0.0	3.0	0.0	3.0
San Luis de la Paz- Río Verde, Tramo: Chupadero-Mesas de Jesús-el Realito	0.0	70.0	0.0	70.0
Estación de Pénjamo-Labor de López	0.0	13.0	0.0	13.0
Anillo Periférico Libramiento Salvatierra	0.0	40.0	0.0	40.0
Camino Santa Bárbara - El Torreón	0.0	15.0	0.0	15.0
Carretera E.C. (Ocampo- Villa de Arriaga)- E.C.(Ocampo-Ojuelos) Carretera Laguna de Gpe.	0.0	15.0	0.0	15.0
Conservación del Camino Rural Tramo: E.C. Camino Salamanca a Comunidad Loma de San Antonio hasta la Comunidad de Mancera km 0+000 al km 1+0040	0.0	6.0	0.0	6.0
Conservación de Camino a La Purísima sobre el canal Coria Tercera Etapa	0.0	3.5	0.0	3.5
Rehabilitación de camino a Fracción de Cano Segunda etapa	0.0	1.5	0.0	1.5
Puente Llano Grande	0.0	5.0	0.0	5.0
Puente Zamorano	0.0	5.0	0.0	5.0
Construcción de pavimento asfáltico en camino E.C. Apaseo El Alto - Jerécuaro a Mandujano de Hidalgo - Mandujano Atepehuacán	0.0	15.0	0.0	15.0
Camino Lequeitio – Domingo - Fábrica de Melchor	0.0	5.0	0.0	5.0
Construcción de camino Sta Catarina-Corral Falso del km 3+500 al 7+100 en la localidad de Zapote de Corral Falso	0.0	15.0	0.0	15.0
Pavimentación del camino Las Cañas - San José de Huipana	0.0	15.0	0.0	15.0
Pavimentación del Camino a Potrerillos	0.0	6.6	0.0	6.6
Construcción de camino de acceso a la Lagunilla del Encinal.	0.0	16.0	0.0	16.0

Camino San Diego - San Felipe Quiriceo	0.0	8.1	0.0	8.1
Camino Barretos - El Jagüey	0.0	15.0	0.0	15.0
Camino Francisco Javier a Rincón de Alonso	0.0	15.0	0.0	15.0
Ampliación de camino Torrecitas Cerro Colorado en la comunidad de Torrecitas	0.0	13.0	0.0	13.0
Construcción del Puente sobre el río Guanajuato	0.0	8.5	0.0	8.5
Asfaltado camino Cuerámaro-Sartaneja	0.0	15.0	0.0	15.0
Aldama Cañada de la Muerte-Encino del Copal	0.0	15.0	0.0	15.0
Camino de acceso a comunidad San Antonio Eguía	0.0	3.4	0.0	3.4
Camino Fimme - Palo Blanco	0.0	13.0	0.0	13.0
Comanja de Corona - León	0.0	5.0	0.0	5.0
Pavimentación de camino y construcción de Puente que da acceso a la comunidad de "Campuzano", longitud de 4.5 kms.	0.0	9.0	0.0	9.0
Pavimentación del acceso bardeado perimetral y obras accesorias del panteón "Estación Joaquín"	0.0	6.0	0.0	6.0
Pavimentación de la calle Negayote dist. 3.5 km.	0.0	5.0	0.0	5.0
Modernización de la carretera Irapuato-Pueblo Nuevo distancia 4 km	0.0	6.5	0.0	6.5
Repavimentación acceso principal del Blvd. Torres Landa	0.0	8.0	0.0	8.0
Rehabilitación camino a La Estancia	0.0	5.0	0.0	5.0
Pavimentación del Camino Rural Las Cruces-Santa Rosa Tejocote	0.0	10.3	0.0	10.3
Conservación de Caminos Rurales	5.0	0.0	0.0	5.0
Estudios y Proyectos	2.0	0.0	0.0	2.0
GUERRERO	**441.1**	**648.3**	**0.0**	**1,089.4**
Tecpan-El Balcón, incluye puente la Ordeña	40.0	0.0	0.0	40.0
Camino Tlacoachistlahuaca-Metlatonoc, tramo Jicayan de Tovar-Metlatonoc	233.1	0.0	0.0	233.1
Camino: Buenavista de Cuellar- Coxcatlán-Tlamacazapa	30.0	0.0	0.0	30.0
Coyuca de Benitez-Tepetixtla, Tramo: Atoyaquillo-Tepetixtla, del Km. 15+000 al Km. 42+000	40.0	0.0	0.0	40.0
Puente El Quiza	35.0	0.0	0.0	35.0
Reconstrucción Tlapa-Marquelia	0.0	50.0	0.0	50.0
Ayutla-Pascala del Oro	0.0	34.0	0.0	34.0
Huixtepec - La Guadalupe - La Concepción	0.0	10.0	0.0	10.0
Ramal al Calabazalito	0.0	10.0	0.0	10.0
Playa Blanca-Aeropuerto	0.0	10.0	0.0	10.0
Boulevard Zihuatanejo	0.0	50.0	0.0	50.0
Entronque Chichihualco	0.0	20.0	0.0	20.0
Camino: Petatlán-San José de los Olivos	0.0	25.0	0.0	25.0
Puerto del Gallo-Filo de Caballos, tramo Filo de Caballos-Cruz de Ocote, del km 16+000- km 30+000	0.0	20.0	0.0	20.0
Camino: Santa Rosa-El Mameyal-Coyuca de Catalán	0.0	25.7	0.0	25.7
San Luis La Loma-San Antonio-El Porvenir-El Durazno	0.0	20.0	0.0	20.0
Camino: Azoyu - Maxmadi - Cuanacaxtitlan	0.0	20.0	0.0	20.0
Ayutla - Colotlipa	0.0	20.0	0.0	20.0
La Providencia-Pueblos Santos, del km 29+000- km 34+400	0.0	15.0	0.0	15.0
La Parota-Aratichanguio	0.0	15.0	0.0	15.0
Atoyac Ixtla - Alcholoa	0.0	25.0	0.0	25.0
Jilotepec-Cahuateche-Victoria	0.0	10.0	0.0	10.0
Xalitla-San Francisco Ozomatlan- Ahuetlixpa	0.0	20.0	0.0	20.0
E.C.(Acapulco-Zihuatanejo)-Soledad de Maciel-Palos Blancos	0.0	15.0	0.0	15.0
Ayutla-Acatepec,Tr. San José La Hacienda-Encino Amarillo	0.0	10.0	0.0	10.0
Xochislahuaca (Loma Bonita Mexcaltepec-Villa Guadalupe-Xochsilahuaca-Potrerillo de Santacruz-Tapayoltepec)	0.0	10.0	0.0	10.0
Ayutla-Cruz Grande (Entronque Crucero El Zapote-Azozuca) tramo km 0+000 al km 10+620	0.0	10.1	0.0	10.1
Tlapa- Xochapa	0.0	10.1	0.0	10.1
Ometepec-Huajintepec	0.0	10.0	0.0	10.0
3 Vidas-Barra Vieja-Las Orquetas	0.0	12.1	0.0	12.1
Tierra Colorada-La Grarrapata	0.0	10.0	0.0	10.0
Blvd. Chilapa-Zitlala (1ra. Etapa)	0.0	10.1	0.0	10.1
Zacapuato-Camutla	0.0	11.1	0.0	11.1
E.C. de Iguala-Taxco-Ixtapan de la Sal	0.0	12.0	0.0	12.0
Tetipac-Pilcaya	0.0	9.0	0.0	9.0
Tlapa-Huajuapan de León, Oax. Tr. E.C. Filo de Caballos/Oax.(Incluye Puentes)	0.0	10.0	0.0	10.0



Tlalixtaquilla-La Libertad Oaxaca	0.0	11.1	0.0	11.1
Boulevard de Ometepec	0.0	10.0	0.0	10.0
Boulevard de La Tierra Colorada	0.0	11.1	0.0	11.1
Cuetzala del Progreso-Apaxtla	0.0	10.0	0.0	10.0
Amojileca-Jaleacán de Catalán-Cruz de Ocote, 4ta Etapa	0.0	11.1	0.0	11.1
Zitlala-Apango y Entr. La Esperanza	0.0	11.1	0.0	11.1
Ocotito-Tlahuizapa-Coacoyulillo-Jaleaca de Catalán	0.0	10.0	0.0	10.0
Libramiento Vehicular de Tlapa	0.0	11.7	0.0	11.7
Conservación de Caminos Rurales	60.0	13.0	0.0	73.0
Estudios y Proyectos	3.0	10.0	0.0	13.0
HIDALGO	**64.0**	**943.5**	**0.0**	**1,007.5**
Huehuetla - San Lorenzo - Lim. Ixhuatlán de Madero, Puebla	30.0	40.0	0.0	70.0
Modernización del camino Actopan -Atotonilco (4ta. etapa)	0.0	60.0	0.0	60.0
Modernización y ampliación del camino rural San Bartolo - San Miguel - Pie de Cerro (2da. etapa)	0.0	22.0	0.0	22.0
Chilcuautla - Alfajayucan (3era. etapa)	0.0	22.2	0.0	22.2
Fray Francisco-San Jerónimo. (2da. etapa)	0.0	11.0	0.0	11.0
Huapalcalco - estación de Apulco, tramo: Huapalcalco - estación Apulco (4ta. etapa)	0.0	22.0	0.0	22.0
Huazalingo-Tlanchinol, (3era. etapa)	0.0	30.0	0.0	30.0
Pavimentación del C.R. Juárez Hidalgo - Tlahuiltepa (4ta. etapa)	0.0	30.0	0.0	30.0
Pisaflores-Chalahuite (3era. etapa)	0.0	23.0	0.0	23.0
Modernización C.E. Progreso - El Tephe (5ta. etapa)	0.0	33.0	0.0	33.0
Tianguistengo-Atlapexco. (3era. etapa)	0.0	50.0	0.0	50.0
Modernización y pavimentación del camino de acceso Trancas - Nicolás Flores, tramo km. 0+000 al km. 4+000	0.0	20.8	0.0	20.8
C.E. Ixtlahuaco - Calnali (2da. etapa)	0.0	56.0	0.0	56.0
Pavimentación de la C.E. Tecozautla-Tasquillo, tramo El Salto-Caltimacán (2da etapa)	0.0	30.0	0.0	30.0
Pavimentación circuito Maye	0.0	4.5	0.0	4.5
Rehabilitación camino El Corte-Mejay-Santa Ana-Cocineras-Tlacotlapilco-Tuntitlán	0.0	15.0	0.0	15.0
Pavimentación del camino Santa Cruz-Cocinillas	0.0	8.2	0.0	8.2
Reconstrucción del circuito Motobhata-C.Puerto-Cañada	0.0	15.0	0.0	15.0
Reconstrucción del circuito Jagüey Blanco-Benito Juárez- colonia Veracruz	0.0	5.0	0.0	5.0
Modernización de acceso a Molango	0.0	5.4	0.0	5.4
Pavimentación del libramiento Mazatepec	0.0	5.0	0.0	5.0
Pavimentación del camino rural Santa María-Loma Bonita, Subt: Santa Elena-Los Laureles	0.0	6.1	0.0	6.1
Pavimentación del camino Romeros-Santiago	0.0	30.0	0.0	30.0
Reconstrucción del circuito Munitepec	0.0	4.0	0.0	4.0
Construcción de puente vehicular en el cruce de La Barranca	0.0	4.8	0.0	4.8
Modernización del camino La Única-El Cerrote	0.0	5.0	0.0	5.0
Pavimentación de la carretera Tuzancoac	0.0	10.0	0.0	10.0
Reconstrucción del camino rural acceso a San Cristóbal y ramal a San Miguel Tlazintla	0.0	4.2	0.0	4.2
Pavimentación del camino rural Huejutla-Poxtla-Cuacuilco, E.C. La Mesa-Limantitla, ramal 3 Huastecas-Acatenec	0.0	6.3	0.0	6.3
Primera etapa El Mexquital-El Palmar-El Sitio-Santa Mónica-Santiago de Anaya	0.0	8.0	0.0	8.0
Construcción de puente en la comunidad de Papatlatla	0.0	1.0	0.0	1.0
Modernización del camino Xuchitlán-Toscalao	0.0	10.0	0.0	10.0
Modernización carretera San Francisco-Sacachichilco-Alfajayucan	0.0	5.0	0.0	5.0
Reconstrucción de la carretera San Miguel Tlazintla	0.0	3.0	0.0	3.0
Construcción del puente vehicular Santo Domingo	0.0	7.0	0.0	7.0
Modernización al camino de acceso a la comunidad San Salvador El Pacheco	0.0	3.0	0.0	3.0
Modernización del acceso a Santiago Tulantepec	0.0	10.0	0.0	10.0
Libramiento Francisco I. Madero	0.0	15.0	0.0	15.0
Construcción del Bicentenario 1ra etapa	0.0	23.0	0.0	23.0
Construcción de pavimentación asfáltico sobre base estabilizada carretera La Mesilla E.C. carretera Tecozautla - Huichapan	0.0	23.4	0.0	23.4
Acceso a Nopala de Villagrán tramo entronque km 107 de la C.F. México - Querétaro 2da. Etapa	0.0	16.5	0.0	16.5
Pavimentación acceso a Xochiatipan	0.0	10.0	0.0	10.0
Pavimentación circuito Valle de Suchitlán	0.0	10.0	0.0	10.0
Pavimentación La Concepción-La Estanzuela	0.0	10.0	0.0	10.0
Reconstrucción Tlaxcalilla-La Cruz	0.0	10.0	0.0	10.0

Pavimentación Acceso Tepetitlán-San Gabriel	0.0	5.0	0.0	5.0
Libramiento La Loma-Sayula	0.0	5.0	0.0	5.0
Reconstrucción Michimaloya-Tula	0.0	10.0	0.0	10.0
San Agustín-Encinillas	0.0	20.0	0.0	20.0
Pavimentación de Camino El Perico-Crucero de Huasca, Localidad de El Perico, en el Municipio de Omitlán de Juárez	0.0	2.0	0.0	2.0
Pavimentación de Camino El Perico-López Rayón, Localidad de López Rayón, en el Municipio de Omitlán de Juárez	0.0	1.8	0.0	1.8
Pavimentación de Camino Cecyteh-El Perico, Localidad de Velasco, Municipio de Omitlán	0.0	2.4	0.0	2.4
Distribuidor Vial Tepeji del Río (Tercera Etapa)	0.0	80.0	0.0	80.0
Puente Vehicular Huejutla Carr. México-Tampico, tr.: Pachuca-Huejutla	0.0	20.0	0.0	20.0
Conservación de Caminos Rurales	30.0	33.9	0.0	63.9
Estudios y Proyectos	4.0	20.0	0.0	24.0
JALISCO	**161.0**	**920.1**	**0.0**	**1,081.1**
Camino:Tonilita-Bueno País-E.C. Jiquilpan-Manzanillo	34.0	0.0	0.0	34.0
Carretera: Tepic-AguascalientesTramo: Límite de Estados Nayarit/Jalisco-Bolaños	60.0	0.0	0.0	60.0
Tultitan - Unión de Guadalupe	54.0	0.0	0.0	54.0
Concepción de Buenos Aires-Teocuitatlan de Corona	0.0	19.0	0.0	19.0
Chimaltitlán-Florencia	0.0	14.0	0.0	14.0
Villa Hidalgo-Colotlan-Carrizal	0.0	9.0	0.0	9.0
Contla - Apatzingan	0.0	9.0	0.0	9.0
Jalisco Oconahua- Jesús Maria Nayarit	0.0	14.0	0.0	14.0
Pavimentación camino Villa Guerrero-Azqueltan	0.0	9.0	0.0	9.0
Comanja de Corona - Leon	0.0	14.0	0.0	14.0
Santa María de los Ángeles, Huacaxco-El Jaguey	0.0	14.0	0.0	14.0
Boulevard Zapotiltic	0.0	10.0	0.0	10.0
Libramiento San Sebastián - Tlajomulco de Zúñiga	0.0	9.0	0.0	9.0
Camino Adolph Horn - Cajititlan	0.0	14.0	0.0	14.0
Ingreso al Zapote	0.0	14.0	0.0	14.0
Ixtlahuacán-Atequisa, Blvd. Ingreso a Atequiza	0.0	9.0	0.0	9.0
Las Cuatas-San Isidro Mazatepec-Tala	0.0	19.0	0.0	19.0
Guadalajara-Ciudad Guzmán Tr. Acatlán de Juárez Tapalpa	0.0	39.0	0.0	39.0
Magdalena-La Joya	0.0	9.0	0.0	9.0
Libramiento Tamazula de Gordiano	0.0	9.0	0.0	9.0
Construcción de Tramo Carretero del E.C. a Ciudad Guzmán a Teocuitatlán de Corona	0.0	19.0	0.0	19.0
Magdalena-Etzatlán	0.0	29.0	0.0	29.0
Chapala-Jocotepec, Tr.: San Juan Cosalá-Chapala	0.0	29.0	0.0	29.0
Ixtlahuacán del Río-Juquio-Yahualica	0.0	19.0	0.0	19.0
Pavimentación Tr. Chila-Rincón de Chila en Zapotlán del Rey	0.0	7.0	0.0	7.0
Boulevard de Ingreso a Concepción de Buenos Aires E.C. Tuxcueca-Mazamitla	0.0	9.0	0.0	9.0
Libramiento Ciudad Guzmán	0.0	49.0	0.0	49.0
Acceso Oriente Jocotepec	0.0	8.0	0.0	8.0
Pavimentación San José, San Antonio y el Jardín	0.0	9.0	0.0	9.0
Autlán-El Grullo	0.0	29.0	0.0	29.0
Pavimentación Tr. Chila-Miraflores	0.0	9.0	0.0	9.0
Santa Elena Cuyutlan, municipio Mixtlán	0.0	19.0	0.0	19.0
San Miguel El Alto-Valle de Guadalupe	0.0	19.0	0.0	19.0
Puente San Miguel el Palmar, mpio. Limón	0.0	5.0	0.0	5.0
Tramo carretero San Juan de Amula al Recodo, mpio. Limón	0.0	5.0	0.0	5.0
Camino Mascota Yerbabuena Navidad	0.0	7.5	0.0	7.5
Tramo carretero el Salitre, San Martín de Hidalgo	0.0	5.0	0.0	5.0
Boulevard Álvaro Obregón, Villa Obregón, Cihuatlán	0.0	7.0	0.0	7.0
El Refugio-San Marcos	0.0	90.0	0.0	90.0

	Proyecto PEF 2011	AMPLIACIONES	Reducciones	Presupuesto Aprobado
Ampliación Puente El Jaralillo en San Andrés Ixtlan Gómez Farías	0.0	3.5	0.0	3.5
Boulevard Carretera Libre Cd. Guzmán Gdl.-San Sebastián del Sur Gómez Farías	0.0	6.5	0.0	6.5
Construcción del tramo carretero y puente vehicular Jamay-Maltaraña	0.0	7.5	0.0	7.5
Tramo carretera Antigua Chapala con conexión Av. Las Torres Col. Sta. Rosa del Valle	0.0	27.5	0.0	27.5
Tonalá El Vado	0.0	17.5	0.0	17.5
Antiguo Camino viejo a Tesistan Zapopan	0.0	25.0	0.0	25.0



Tizapan El Alto camino a la Cañada (Camino San Jose de Gracia)	0.0	5.0	0.0	5.0
Ampliación Carretera Yahualica Tramo entronque Autopista Centro Universitario Tepatitlán de Morelos	0.0	13.0	0.0	13.0
Villa Hidalgo-Las Flores	0.0	10.0	0.0	10.0
Villa Hidalgo-Aguascalientes	0.0	15.0	0.0	15.0
Entronque Carretera 80 Libramiento Estatal de San Juan de Los Lagos	0.0	10.9	0.0	10.9
Construcción de Camino a Santuario de Santo Sabas Reyes Tototlan	0.0	3.3	0.0	3.3
Construcción del nodo vial crucero carretera federal 80 Autlan Casimiro Castillo, La Huerta y Cihuatlan segunda etapa	0.0	6.5	0.0	6.5
Pavimentación de libramiento carretero de San Martin Hidalgo Jalisco	0.0	2.5	0.0	2.5
Pavimentación con mezcla asfáltica del camino principal rural de la localidad de La Resolana 5+000-5+280 km Degollado	0.0	0.5	0.0	0.5
Pavimentación con mezcla asfáltica del camino principal rural de la localidad de El Pitayo 0+000-0+705.82 km Degollado	0.0	0.5	0.0	0.5
Puente La Cofradía en San Sebastián del Oeste	0.0	5.0	0.0	5.0
Construcción de ingreso norponiente cuarta etapa a la Cd. De El Grullo	0.0	10.0	0.0	10.0
Construcción del camino al Parque Santa Barbara en San Miguel El Alto	0.0	2.5	0.0	2.5
Ampliación de camino Guachinango-Amajaquillo, tramo Llano Grande al Crucero Zacatongo	0.0	7.5	0.0	7.5
Construcción de carretera San Francisco-San Agustin, Tototlan	0.0	10.0	0.0	10.0
Ampliación y Modernización de la carrtera No. 337 del tramo de Cañadas de Obregón al entronque a la Carretera Federal 80	0.0	10.0	0.0	10.0
Construcción de Puente Las Cuevas en Pihuamo	0.0	1.5	0.0	1.5
Construcción de Camino a San Marcos-Tenexcamilpa del km. 0+000 al km. 2+740 en Tonila	0.0	3.3	0.0	3.3
Pavimentación con mezcla asfáltica de camino alimentador de la carretera federal 80 del km. 57 a la comunidad de Alvarado con una longitud de 2093 mts. Tecolotlan	0.0	4.5	0.0	4.5
Pavimentación de camino Valle de Juarez-Ojo de Agua de Picacho km. 0-000 al 4-+291	0.0	6.0	0.0	6.0
Pavimentación carretera a la Yerbabuena en Atengo	0.0	2.0	0.0	2.0
Construcción de carretera Tomatlan-Malovaco-La Presa	0.0	3.0	0.0	3.0
Modernización a camino tipo "D" en el Km. 16.5 de la carretera (Villa Purificación-Chamela)-Lindos, Municipio de Villa Purificación, Estado de Jalisco, con una longitud de 49 Kms.	0.0	12.1	0.0	12.1
Construcción de Puente Vehicular S/C La Piedra, Cuautitlán de García B. Jalisco-Cedros,Manzanillo, Colima, sobre Río Marabasco, Municipio de Cuautitlán de García, Estado de Jalisco, con una longitud de 60 Mts.	0.0	12.0	0.0	12.0
Modernización a camino tipo "D" del camino Cuauhtémoc, Tolimán Jalisco-La Loma, Minatitlán, Colima, Municipio de Tolimán Estado de Jalisco, con una longitud de 18.2 Kms.	0.0	25.0	0.0	25.0
Modernización a camino tipo "c"en el Camino Crucero de Apulco,Tonaya-San Antonio, Municipio de San Gabriel, Estado de Jalisco, con una longitud de 10 Kms.	0.0	18.0	0.0	18.0
Camino Cuquío-Tapatitlán	0.0	15.2	0.0	15.2
Conservación de Caminos Rurales	10.0	8.0	0.0	18.0
Estudios y Proyectos	3.0	2.3	0.0	5.3
MÉXICO	**30.0**	**934.2**	**0.0**	**964.2**
Camino a Lumbreras	20.0	0.0	0.0	20.0
Ganzda-Santiago Oxtoc Toxhie-Carretera Panamericana	0.0	10.0	0.0	10.0
Emiliano Zapata-San Marcos Nepantla	0.0	5.0	0.0	5.0
Camino Cuanalan-San Pedro Tepetitlán	0.0	10.0	0.0	10.0
Jurica-Bañe, Km 0+000-14+790	0.0	6.0	0.0	6.0
Fondo del Azafrán-Azafrán, Km 0+000-2+100	0.0	7.0	0.0	7.0
Manantial de Guadalupe-Cruz de Cedro-Manantial de Guadalupe de Abajo-La Laguna-Mextepec	0.0	10.0	0.0	10.0
La Tinaja-Arrollo Zarco-Quince Letras-E.C. 28.4(Toluca-Amanalco de Becerra)	0.0	8.1	0.0	8.1
Rosa Morada-E.C.(Toluca-Amanalco de Becerra)	0.0	8.0	0.0	8.0
San Juan el Temporal-Ramal San Bartolo	0.0	10.0	0.0	10.0
E.C. (Toluca-Amanalco)-La Marimba-Amanalco-Piedra Herrada	0.0	10.0	0.0	10.0
Rancho Los Olivos-Convento Las Carmelitas	0.0	2.5	0.0	2.5
Libramiento Camino Nacional (Loma Bonita-Carretera a Tequixquiac)	0.0	10.0	0.0	10.0
Camino de Enlace (Olímpica-Juárez) Km 0+000-5+360	0.0	10.0	0.0	10.0
E.C.(San Juan de los Jarros)-La Mesa de Chosto	0.0	7.0	0.0	7.0
San Lorenzo Tlacotepec-Manto del Río Ejido	0.0	6.0	0.0	6.0
San Luis Boro-San José del Tunal	0.0	7.0	0.0	7.0
Libramiento Axapusco-Universidad	0.0	14.2	0.0	14.2
Boulevard Ocoyoacac-Capuluac	0.0	10.0	0.0	10.0
San Lucas-San Martín Cuatlalpan-Santa María Huexoluco	0.0	8.0	0.0	8.0
Chapa de Mota-San Francisco de las Tablas	0.0	10.0	0.0	10.0
El Quinte-Chapa de Mota	0.0	5.0	0.0	5.0
Parque de los Venados-Potrero Redondo-Agua Bendita	0.0	8.0	0.0	8.0
Sabanillas-San Lucas Temastitlán-E.C. (Donato Guerra-Ixtapan del Oro)	0.0	10.0	0.0	10.0
San Marcos-Jilotzingo-Casa Blanca	0.0	10.0	0.0	10.0
Libramiento Coatepec; Tr. San Francisco-Coatepec-Hidalgo-Ejido San Francisco	0.0	9.0	0.0	9.0

Acuautla				
La Concepción-Xochicuautla-Llano de los Negros	0.0	5.0	0.0	5.0
Carril Zoquiapan, Tr: Zoquiapan-C.F. México Puebla, Colonia Ejido Ixtapaluca	0.0	10.0	0.0	10.0
Santiago-Chalma-Santa Ana-Santa Mónica	0.0	8.0	0.0	8.0
Plan de San Miguel-Ixtapan de la Sal	0.0	10.0	0.0	10.0
Yerbas Buenas-San José Arenal-Tecomatepec	0.0	6.0	0.0	6.0
San Lorenzo Toxico Centro-Manzana 5°	0.0	10.0	0.0	10.0
San Pedro de los Baños-Bo. San Lorenzo-San Antonio de los Remedios	0.0	5.0	0.0	5.0
Calles primarias en la Comunidad de Bo. San Joaquín-El Junco	0.0	8.0	0.0	8.0
El Arco Cachi-Emiliano Zapata-San Ignacio Pedregal	0.0	6.0	0.0	6.0
Concepción de los Baños-Jalpa de los Baños-San Francisco del Río	0.0	12.0	0.0	12.0
San Francisco del Río-San Cristobal de los Baños-Xalapa, Tr: km 3+050-5+000	0.0	2.5	0.0	2.5
(Ixtlahuaca-San Felipe del Progreso)-Ejido San Ignacio del Pedregal-Santa Ana a Ladera-Ejido San Isidro Boxipe-San Pedro El Alto-Emilio Portes Gil	0.0	10.0	0.0	10.0
Buena Vista-El Chite	0.0	10.0	0.0	10.0
Circuito Reforma	0.0	10.0	0.0	10.0
Ojo de Agua-Loma de Endaré (Santa María Endare)	0.0	8.0	0.0	8.0
Carr. Libre Toluca-Barrio El Ruso	0.0	4.0	0.0	4.0
Providencia-Huemetla	0.0	9.0	0.0	9.0
Autopista (Toluca-Atlacomulco)-Santa Clara	0.0	9.0	0.0	9.0
E.C.(Jilotepec-San Jacinto)-Cd. Industrial Pasteje	0.0	10.0	0.0	10.0
San Martín Palmar de Guadalupe-Pachuquilla-El Zapote-Agua Dulce-Municipal Zumpahuacan	0.0	15.0	0.0	15.0
Los Arcos-San Felipe Teotitlán	0.0	10.0	0.0	10.0
Vicente Guerrero-Camino Nacional en San Miguel Atepoxco	0.0	5.0	0.0	5.0
Real del Oro	0.0	8.0	0.0	8.0
Nepantla-Tlalamac y ramal de Alotepec	0.0	10.0	0.0	10.0
Camino Viejo San Vicente Chimalhuacan-Tepetlixpa	0.0	6.0	0.0	6.0
Encinillas-El Álamo	0.0	10.0	0.0	10.0
San Pablo Tlalchilpan-San Francisco Tlalchilpan	0.0	10.0	0.0	10.0
E.C. (San Felipe del Progreso-Carmona)-Rincón de los Pirules	0.0	8.0	0.0	8.0
Santa Ana Nichi-San José de las Huertas	0.0	8.0	0.0	8.0
San Lucas Ocotepec-Estutempan	0.0	5.0	0.0	5.0
El Quelite-Ramaje-Providencia	0.0	5.0	0.0	5.0
La Esperanza-México-Chalma-Ocuilan	0.0	4.0	0.0	4.0
Agua Zarca-Pueblo Nuevo	0.0	10.0	0.0	10.0
Ciénega-E.C. (Tezontepec-Santa Mónica)	0.0	5.0	0.0	5.0
Adolfo López Mateos (Blvd. A la Hacienda de San José Cerro Gordo)	0.0	10.0	0.0	10.0
Circuito Francisco I. Madero	0.0	9.0	0.0	9.0
Circuito Santa Rosa	0.0	10.0	0.0	10.0
San Simón de Guerrero-Rancho Viejo	0.0	8.0	0.0	8.0
Ahuatenco-Colonia Campesina, San Antonio del Progreso (Reconstrucción Tr: Km 0+000-+500)	0.0	5.0	0.0	5.0
Santa Bárbara-Los Piñones-Potrero Arriba	0.0	5.0	0.0	5.0
Soyaniquilpan-Camino Cúnica-San Agustín Buenavista-Xochitlán	0.0	9.6	0.0	9.6
El Sabino-La Cúbila-Ignacio Zaragoza	0.0	5.0	0.0	5.0
Libramiento Soyaniquilpan-Cab. Mpal.	0.0	8.0	0.0	8.0
Tianguistenco-Chalma-Dr. Gustavo Baz-Nativitas	0.0	7.0	0.0	7.0
San Lucas del Maíz-San José de la Laguna-Xalpa-Tejupilco	0.0	8.0	0.0	8.0
Tenancingo-San Antonio-Agua Bendita	0.0	10.0	0.0	10.0
San José Chalmita-San Miguel Atcopan-Tenancingo	0.0	10.0	0.0	10.0
Tenancingo-Tenería-Tecomatlán	0.0	8.0	0.0	8.0
Jiquipilco-El Viejo	0.0	10.0	0.0	10.0
Nepantla-Cucuecuautitlan-Juchitepec	0.0	5.0	0.0	5.0
Km. 49.9 (La Puerta-Sultepec)-Rastrojo Largo-Huayatenco	0.0	10.0	0.0	10.0
Puente El Tecolote	0.0	3.0	0.0	3.0
Entr. Texcoco-Lechería Km 30+600-Av. Independencia	0.0	3.0	0.0	3.0
Entr. Texcoco-Lechería Km 29+500-Pascual Luna Centro de Tezoyuca (Reconstrucción)	0.0	3.0	0.0	3.0
Yautepec-E.C. Blvd. Ixtapan de la Sal	0.0	8.0	0.0	8.0
Tonatico-Tlacolpan-Yautepec	0.0	7.0	0.0	7.0
Ramal Los Reyes-FFCC Circuito Exterior Mexicquense-Vialidad Mexiquense	0.0	8.0	0.0	8.0
El Durazno-El Cerrillo	0.0	10.0	0.0	10.0

San Ramón-Las Mesas-Tesqueutes-Las Palomas	0.0	10.0	0.0	10.0
Carretera Valle de Bravo- Villa Colorines (Tramo El Arco- Villa Colorines) de 0+000 a 17+000	0.0	10.0	0.0	10.0
San Lucas-Las Vigas	0.0	10.0	0.0	10.0
Potrero Nuevo-Ejido La Anca-Progreso Hidalgo	0.0	12.0	0.0	12.0
1ra. Etapa Tr. Zumpahuacán-Salinas (Cruzando Río San Jerónimo)	0.0	12.0	0.0	12.0
Emiliano Zapata-Casa Blanca	0.0	10.0	0.0	10.0
Temascaltepec-Las Juntas	0.0	10.0	0.0	10.0
Pueblo Nuevo-El Rodeo	0.0	10.0	0.0	10.0
Camino Yondese del Cedro	0.0	10.0	0.0	10.0
Camino Concepción Chico	0.0	9.3	0.0	9.3
Rameje-El Atole	0.0	10.0	0.0	10.0
José Solis-La Loma Juando-Panteón	0.0	10.0	0.0	10.0
San José del Rincón-Santa Cruz Tejocote	0.0	12.0	0.0	12.0
Santa Cruz del Rincón-San Francisco de la Loma	0.0	12.0	0.0	12.0
San Juan Coajomulco-La Pera	0.0	5.0	0.0	5.0
Mejoramiento y Construcción de Caminos Rurales del municipio de Chimalhuacán	0.0	30.0	0.0	30.0
Sultepec a la Goleta	0.0	48.0	0.0	48.0
San Mateo Atenco Alimentadora	0.0	14.0	0.0	14.0
Carr. México-Zinacantepec	0.0	28.0	0.0	28.0
Conservación de Caminos Rurales	8.0	0.0	0.0	8.0
Estudios y Proyectos	2.0	0.0	0.0	2.0
MICHOACÁN	**74.0**	**445.6**	**0.0**	**519.6**
Cd. Hidalgo-MARAVATÍO	30.0	0.0	0.0	30.0
E.C. (Caracuaro-Huetamo)-Cuitzillo	20.0	0.0	0.0	20.0
Paso de la Virgen- El Olivo	0.0	5.0	0.0	5.0
Cotija-Gallineros	0.0	6.0	0.0	6.0
Churumuco-Poturo	0.0	5.0	0.0	5.0
Uricho-Pichátaro	0.0	8.0	0.0	8.0
Palos Marías-Salitre de Copala (El Derrumbadero)	0.0	10.0	0.0	10.0
Tierras Blancas-Santa María	0.0	14.0	0.0	14.0
E.C. Estatal (La Escalera C.F. No. 15)- El Palmar Buena Vista	0.0	5.0	0.0	5.0
Tupátaro (Mich.)-Piñicuaro (Gto), Huandacareo (Mich)- Piñicuaro (Gto)	0.0	6.0	0.0	6.0
Limón de Papatzindán-El Tepehuaje	0.0	10.0	0.0	10.0
Aguillilla- Coalcomám	0.0	10.0	0.0	10.0
Los Ranchos-Los Trojes, Tr.(Los Ranchos-La Cuchilla)	0.0	6.0	0.0	6.0
Capire de Bravo-Acuyo	0.0	8.0	0.0	8.0
Tangamandapio-La Cantera	0.0	5.0	0.0	5.0
San Antonio Villalongin-El Devanador	0.0	5.0	0.0	5.0
Periférico Vicente Guerrero-E.C. Pátzcuaro Uruapan	0.0	20.0	0.0	20.0
Paso de Nuñez-Janindipo	0.0	10.0	0.0	10.0
Carretera Descansadero-San Simón	0.0	7.0	0.0	7.0
Ecuandero-Los Moreno	0.0	8.9	0.0	8.9
Puente Vehicular Tiquicheo	0.0	10.0	0.0	10.0
Libramiento Ignacio Zaragoza, Pátzcuaro	0.0	11.0	0.0	11.0
Tinganbato-El Mesón	0.0	6.0	0.0	6.0
Santa Clara-Carr. Fed. Morelia-Maravatío	0.0	4.0	0.0	4.0
Santa María-Bastan del Cobre	0.0	4.0	0.0	4.0
Las Higueras-Apándaro-Pareo	0.0	7.0	0.0	7.0
El Caracol-San Antonio Villalongin	0.0	5.0	0.0	5.0
Tlapujahilla-Carretera Ent. Tlalpujahua-El Oro	0.0	4.5	0.0	4.5
E.C. (Angamacutiro-Penjamillo)-Ranchos de Epejan	0.0	2.0	0.0	2.0
Cerro Colorado-La Manzana de la Mora	0.0	10.0	0.0	10.0
Huetamo-Riva Palacio	0.0	30.0	0.0	30.0
San Lucas-Tiquicheo	0.0	27.0	0.0	27.0
Camino al muelle San Pedrito	0.0	3.2	0.0	3.2
Santa Rita-Rosa de Castilla	0.0	5.0	0.0	5.0
Libramiento Villa Victoria-Chinicuila	0.0	5.0	0.0	5.0
Opopeo-Santa Juana	0.0	4.0	0.0	4.0
Libramiento Los Reyes-Peribán	0.0	14.0	0.0	14.0

Ziracuaretiro-Las Lajas	0.0	5.0	0.0	5.0
San Lorenzo-Periban	0.0	24.0	0.0	24.0
E.C. San Isidro-Divisón del Norte	0.0	28.0	0.0	28.0
Picuarembo-Santa Clara del Cobre	0.0	2.0	0.0	2.0
El Zapote-Tupataro	0.0	7.0	0.0	7.0
Pavimentación Asfáltica del Acceso a la Colonia "Jorge Obispo", en el Municipio de Morelia, Estado de Michoacán, con una longitud de 831.22 Mts.	0.0	2.7	0.0	2.7
Pavimentación asfáltica del Acceso a la Colonia "Margarita Morán Veliz", en el Municipio de Morelia, Estado de Michoacán, con una longitud de 1,238.85 Mts.	0.0	4.0	0.0	4.0
Pavimentación Asfáltica del Acceso a la Colonia "Luis Córdova Reyes" en el Municipio de Morelia, Estado de Michoacán, con una longitud de 1,415.88 Mts.	0.0	4.6	0.0	4.6
Pavimentación Asfáltica del Acceso a la Colonia "Mariel", en el Municipio de Morelia, Estado de Michoacán, con una longitud de 429.78 Mts.	0.0	1.4	0.0	1.4
Pavimentación Hidráulica en las calles de la colonia "La Antorcha" en el Municipio de Irimbo, Estado de Michoacán, con una longitud de 7.6 Kms.	0.0	2.5	0.0	2.5
Pavimentación Hidráulica de las calles en la colonia "6 de Junio", en el Municipio de Irimbo, Estado de Michoacán, con una superficie de 14,915 metros cuadrados.	0.0	4.8	0.0	4.8
Boulevard Carapan-Acachuen, en el Municipio de Chilchota, Estado de Michoacán, con una longitud de 7.07 Kms.	0.0	27.0	0.0	27.0
Pavimentación Hidráulica de las calles "Wenceslao Victoria, Aquiles Córdova y Chupio" en la Colonia "La Antorcha", en el Municipio de Tacambaro, Estado de Michoacán, con una superficie de 9,732 Metros cuadrados.	0.0	7.5	0.0	7.5
Pavimentación Asfáltica del Camino a la Comunidad de "Etucuaro-Parritas, en el Municipio de Madero, Estado de Michoacán, con una longitud de 17 Kms.	0.0	7.0	0.0	7.0
Pavimentación del camino "puente del Pitayo a San José de Chila" Municipio de Apatzingán, Estado de Michoacán, con una longitud de 24.706 Kms.	0.0	11.0	0.0	11.0
Pavimentación del Libramiento de Periban	0.0	6.7	0.0	6.7
Conservación de Caminos Rurales	20.0	0.0	0.0	20.0
Estudios y Proyectos	4.0	0.0	0.0	4.0
MORELOS	**176.1**	**40.0**	**0.0**	**216.1**
Puente de Ixtla - Tetecala	90.0	0.0	0.0	90.0
Tlayacapan-Totolapan	40.0	0.0	0.0	40.0
Paso a Desnivel Galeana	38.1	0.0	0.0	38.1
Ampliación a 4 carriles y rehabilitación con carpeta asfáltica del tramo carretero Tlatenchi-Tequesquitengo	0.0	40.0	0.0	40.0
Conservación de Caminos Rurales	5.0	0.0	0.0	5.0
Estudios y Proyectos	3.0	0.0	0.0	3.0
NAYARIT	**204.0**	**168.6**	**0.0**	**372.6**
Jesús María Lim. Edos. Nay/Zac., Tramo: Km. 0+000 al Km. 30+610	160.0	0.0	0.0	160.0
Tepic-Aguascalientes (Tr. Los Asmoles-P.H. Cajón)	0.0	10.0	0.0	10.0
Jomulco-Los Aguajes	0.0	10.0	0.0	10.0
Santa Cruz-San Andrés	0.0	10.0	0.0	10.0
El Macho-Los Morillos	0.0	5.0	0.0	5.0
Santiago Ixcuntla-Paredones	0.0	11.0	0.0	11.0
Santa Fe-Agua Aceda-Ejido San Juan Corapan	0.0	5.0	0.0	5.0
Camino Huajicori-San Andrés Milpillas	0.0	10.0	0.0	10.0
Camino El Limón, Tr. 0+000 al 7+000 (E.C.Sentispac-La Batanga)	0.0	10.0	0.0	10.0
Boulevard de Acceso E.C. Fed. 15 - Estación Ruíz	0.0	10.0	0.0	10.0
Rosamorada-San Juan Bautista	0.0	10.0	0.0	10.0
San Juan Peyotan-El Pastor	0.0	5.0	0.0	5.0
Camino E.C. Ramal La Boca de Camichin Km 7+000 Patroneño I	0.0	5.6	0.0	5.6
Camino Reforma Agraria-El Corte en el Km 0+000-7+200	0.0	5.0	0.0	5.0
E.C. 15 Paso Real del Bejuco-Pilas-San Marcos	0.0	10.0	0.0	10.0
Camino llano del Tigre-San Miguelito	0.0	5.0	0.0	5.0
Puente Acaponetilla	0.0	7.0	0.0	7.0
E.C. 200-Altavista, Municipio de Compostela	0.0	5.0	0.0	5.0
Boulevard Profesor Jorge Tiznado Galindo	0.0	5.0	0.0	5.0
Pavimentación de Camino San Leonel-El Ermitaño, en el Municipio de Santa María del Oro, Estado de Nayarit, con una longitud de 6 Kms.	0.0	15.0	0.0	15.0
Carretera Rosamorada-Teponahuaxtla y dos puentes en el Municipio de Rosamorada, Estado de Nayarit, con una longitud de 10 Kms.	0.0	10.0	0.0	10.0
Carretera Los Sauces-Zoquiapan, en el Municipio de El Nayar, Estado de Nayarit, con una longitud de 85 Kms.	0.0	5.0	0.0	5.0
Conservación de Caminos Rurales	40.0	0.0	0.0	40.0
Estudios y Proyectos	4.0	0.0	0.0	4.0



NUEVO LEÓN	**93.0**	**103.0**	**0.0**	**196.0**
Eje Interestatal: Matehuala-Cd. Victoria, tramo: Lím. de Edos. S.L.P N.L. Dr. Arroyo-E.C. El Carmen	80.0	0.0	0.0	80.0
Zaragoza-Tepozanes-El Refugio	0.0	30.0	0.0	30.0
Libramiento Linares-Puerto las Flores	0.0	13.0	0.0	13.0
El Goche-Emilio Carranza	0.0	10.0	0.0	10.0
Dieciocho de Marzo - Ciénega del Toro Ampliación y Modernización de Camino Rural a 7.0 Mts. de ancho de Corona en un tramo de 20.0 kms.	0.0	20.0	0.0	20.0
China-Méndez	0.0	30.0	0.0	30.0
Conservación de Caminos Rurales	10.0	0.0	0.0	10.0
Estudios y Proyectos Generales	3.0	0.0	0.0	3.0
OAXACA	**193.0**	**643.4**	**0.0**	**836.4**
Cd. Ixtepec - Santiago Laollaga - Guevea de Humboldt	20.0	0.0	0.0	20.0
San Idelfonso - Santa Cruz Zenzontepec	20.0	0.0	0.0	20.0
Km. 65+000 E.C. (Huajuapan de León-Tehuacán) Chazumba-San Miguel Ixtapa	20.0	0.0	0.0	20.0
Jalapa de Diaz-San Felipe de Usila	20.0	0.0	0.0	20.0
Loma Bonita - E.C. (Tuxtepec - Palomares), Tramo: Km. 11+300 al Km. 35+000	20.0	0.0	0.0	20.0
La Venta Sta. María Ozolotepec Sto. Domingo Ozolotepec San Francisco Ozolotepec	20.0	0.0	0.0	20.0
Acatlán de Pérez Figueroa - La Capilla	20.0	0.0	0.0	20.0
E.C (Oaxaca Puerto Ángel) San Antonino Castillo Velasco Ocotlán Santa Ana Zegache	10.0	0.0	0.0	10.0
San José de las Flores-Santiago Ixtayutla del km 0+000 al 38+876, subtramo del km 15+000 al 18+500	0.0	7.9	0.0	7.9
Santa María Nutio-Peñas Negras km 0+000 al 4+900	0.0	10.0	0.0	10.0
E.C. (Yucudaa-Pinotepa Nacional)-El Zapote-La Cañada del Marqués, tramo del km 0+000 al 8+907.5	0.0	10.0	0.0	10.0
Santiago Apoala-Santa María Apasco del km 0+000 al km 7+000	0.0	10.0	0.0	10.0
E.C. (Mesones Hidalgo-Santa María Zacatepec)-El Cuyulito-Guadalupe Nuevo Centro, tramo del km 2+000 al 8+300	0.0	10.0	0.0	10.0
Puente vehicular s-Río Atoyac, entre puente Valerio Trujano y puente Tecnológico 7o.	0.0	10.0	0.0	10.0
Santa María Jacatepec-Cerro de la Concha	0.0	5.0	0.0	5.0
Acceso al Malecón Azul a Salina Cruz	0.0	8.0	0.0	8.0
Santiago Ixtayutla, tr. Santiago Jamiltepec-Santa Elena Comaltepec-San José de las Flores, tramo del km 0+000 al 20+000; subtramo a modernizar del km 6+000 al 7+800	0.0	15.0	0.0	15.0
E.C. (Yucudaa-Pinotepa Nacional)-San Juan las Huertas-tramo km 0+000 al 2+030	0.0	7.0	0.0	7.0
Zaachila-CBETA-San Miguel Peras-San Antonio Huitepec	0.0	20.0	0.0	20.0
Santa Catarina Juquila-San Marcos Zacatepec-Río Grande	0.0	18.0	0.0	18.0
Asunción Atoyaquillo-Putla Villa de Guerrero	0.0	40.0	0.0	40.0
Los Llanos de Amuzgos-Santa María Ipalapa-Santa María El Rincón	0.0	7.5	0.0	7.5
Silacayoapam-San Martín del Estado	0.0	15.0	0.0	15.0
El Ojite Cuauhtémoc-Santa Cruz Itundujia	0.0	20.0	0.0	20.0
Putla de Guerrero-Santa María Zacatepec-Tapalco-San Juan Viejo-San Antonio Zaragoza-San Vicente Piña	0.0	10.0	0.0	10.0
San Felipe Tindaco-San Mateo Sindihui	0.0	15.0	0.0	15.0
Asunción Nochixtlán-San Miguel Piedras	0.0	20.0	0.0	20.0
San Juan Mixtepec-Tejocotes Juxtlahuaca-tramo del km 0+000 al km 38+000, subtramo del km 18+000 al km 20+000	0.0	4.0	0.0	4.0
Reforma-Nejapa	0.0	10.0	0.0	10.0
E.C. (Oaxaca-Tehuantepec)-San Lorenzo Albarradas-San Juan del Río-tramo del km 0+000 al 19+000	0.0	10.0	0.0	10.0
(Oaxaca-Ixtlán)-San Juan Chicomezuchil-San Miguel Amatlán-Santa Catarina Lachatao-Santa María Yavesía	0.0	13.0	0.0	13.0
Puente vehicular "Ferrocarril" S/Río Ocotlán	0.0	10.0	0.0	10.0
Santa María Huatulco-Pluma Hidalgo-Copalita, tramo del km 0+000 al km 34+800, subtramo del km 33+110 al km 34+840	0.0	35.0	0.0	35.0
Álvaro Obregón-Santa María del Mar	0.0	10.0	0.0	10.0
Santa María Petapa-El Paraíso-Llano Sochiapa-Matías Romero, tramo del km 0+000 al 11+202	0.0	10.0	0.0	10.0
Puente Independecia Río Ostuta, km 0+281.48 sobre camino Reforma de Pineda-San Francisco del Mar	0.0	8.0	0.0	8.0
Carr. Pinotepa Nacional Coyantes	0.0	10.0	0.0	10.0
E.C. Pinotepa Nacional (Acapulco-El Ciruelo-Santo Domingo Armenta)	0.0	12.0	0.0	12.0
La Luz-Peñas Negras tramo km 5+000 al 25+622-26	0.0	10.0	0.0	10.0
San Felipe Ixtapa-San Agustín Tlacotepec	0.0	10.0	0.0	10.0
El Camarón-San Carlos Yautepec	0.0	15.0	0.0	15.0

Tequisistlán-San Miguelito	0.0	10.0	0.0	10.0
E.C. Oaxaca Tehuantepec-Santa María Ecatepec	0.0	10.0	0.0	10.0
Corcobado-Petaca-Apango	0.0	10.0	0.0	10.0
Almolonga-Refugio Viejo km 0+000 al km 6+740	0.0	15.0	0.0	15.0
Carr. Zaachila-Zimatlán	0.0	15.0	0.0	15.0
San Miguel Amatitlán-(E.C. Huajuapan Mariscala)	0.0	6.0	0.0	6.0
Puente vehicular para comunicar a la comunidad de Ollera de Bustamante con la cabecera municipal	0.0	6.0	0.0	6.0
Concepción Pápalo km 0+000 al 23+000	0.0	15.0	0.0	15.0
Rancho Viejo-San Miguel El Nuevo km 4+000 al 14+000	0.0	10.0	0.0	10.0
Santiago Tamazola-Santa Cruz de Bravo (Santiago Tamazola-Santa Cruz de Bravo-Calihuala-Luz de Juárez), tramo km 0+000 al 34+000, subtramo del km 3+800 al 4+800	0.0	10.0	0.0	10.0
E.C. Juxtlahuaca-Santiago Naranjas-Santa María Yucunicoco	0.0	11.0	0.0	11.0
Luz Tataltepec de Valdez y Ramal a Peñas Negras del km 0+000 al km 38+000 y del km 0+000 al km 5+000, subtramo a modernizar del km 29+100 al km 31+000	0.0	10.0	0.0	10.0
Boca del Perro-San Juan Teita	0.0	12.0	0.0	12.0
Asunción Atoyaquillo-La Victoria	0.0	5.0	0.0	5.0
Barranca Honda	0.0	12.0	0.0	12.0
E.C. San Juan Diquiyú-Rosario Nuevo-Rancho Juárez	0.0	8.0	0.0	8.0
E.C. San Juan Diquiyú-El Mirador-Santa Catarina Yutandú	0.0	8.0	0.0	8.0
E.C. Tres Cruces-Santo Domingo Yosoñama-San Juan Diquiyú	0.0	10.0	0.0	10.0
Santa María Yolotepec-Santiago Yosondúa	0.0	10.0	0.0	10.0
San Miguel El Grande-Chalcatongo	0.0	12.0	0.0	12.0
E.C. (Tlaxiaco-Chalcatongo)-Santa María Yosoyúa	0.0	5.0	0.0	5.0
Guadalupe Cisneros-Juquila de León	0.0	4.0	0.0	4.0
Putla Villa de Guerrero-Constancia del Rosario (Carr. Lázaro Cárdenas)	0.0	3.0	0.0	3.0
Guadalupe Miramar-Río de las Peñas km 0+000 al 9+475	0.0	1.0	0.0	1.0
Conservación de Caminos Rurales	40.0	0.0	0.0	40.0
Estudios y Proyectos	3.0	0.0	0.0	3.0
PUEBLA	**199.5**	**397.5**	**0.0**	**597.0**
San Nicolas Buenos Aires - Venustiano Carranza	9.0	0.0	0.0	9.0
Cuacnopalan - Cañada Morelos	25.0	0.0	0.0	25.0
Cuetzalan - Mazatepec	12.0	0.0	0.0	12.0
Chazumba - San Jose Trujapan - San Pedro Atzumba	25.0	0.0	0.0	25.0
Tulcingo del Valle-San Miguel Tlaltepexi - Xixingo los Reyes	19.0	0.0	0.0	19.0
Ramal a Santa Ana Teloxtoc	20.5	0.0	0.0	20.5
Libramiento Tecamachalco	20.0	0.0	0.0	20.0
San Matías Tlalancaleca - San Francisco Tlaloc	15.0	0.0	0.0	15.0
La Marimba - San Pedro Atmatla	10.0	0.0	0.0	10.0
Chilchotla - Alta Luz - El Palmar - E.C.(Coscomatepec - Huatustco)	0.0	28.0	0.0	28.0
E.C. (Hueytamalco - Ayotoxco) - Paso Real Atehutzing	0.0	10.0	0.0	10.0
Xalacapan - Tahitic	0.0	10.0	0.0	10.0
Modernización Acuaco Huehuetla, Tramo Acuaco Equimita y Equimita - Cuetzalan	0.0	67.0	0.0	67.0
Huehuetlán El Chico - Tecocoyuco - Ramal a la Ranchería Chapulco	0.0	10.0	0.0	10.0
San Juan Atenco - San José Guerrero	0.0	7.0	0.0	7.0
La Monera - San Martín Atexcal (Intermixteca)	0.0	50.0	0.0	50.0
Construcción de la Carretera E.C. (Tehuacán – Huajuapan de León) – Los Reyes Metzontla del Km 0+000 al Km 15+478.	0.0	30.0	0.0	30.0
E.C. (Tecamachalco - Cañada) - Col. Adolfo Lopez Mateos	0.0	14.0	0.0	14.0
Puente Vehicular Santo Domingo y Coatepec	0.0	14.0	0.0	14.0
Huaquechula - Santo Domingo Ayotlicha	0.0	10.0	0.0	10.0
Xicotlan - Coacalco	0.0	10.0	0.0	10.0
Libramiento Chiautla de Tapia	0.0	21.0	0.0	21.0
Ocotal seco - Taxcantla	0.0	10.0	0.0	10.0
Hermenegildo Galeana - San Miguel Jojupango	0.0	10.0	0.0	10.0
Jalpan - Lindavista	0.0	10.0	0.0	10.0
Tecamachalco - Cuacnopalan	0.0	10.0	0.0	10.0
El Sabinal-Guadalupe Xochiloma-E.C. (Cd. Serdan-El Seco)	0.0	12.0	0.0	12.0
Carretera Cuauquila-Xaltepec del Km. 0+000 - 6+000	0.0	18.0	0.0	18.0
Autopista Siglo 21 - Cohuecan - Puente Guadalupe	0.0	10.0	0.0	10.0
Libramiento Tepeojuma-Epatlan	0.0	20.0	0.0	20.0
Ixcamilpa - Toltecaamila	0.0	10.0	0.0	10.0



E.C. (Los Ángeles Tetela - El Aguacate) Xaxacmayo	0.0	6.5	0.0	6.5
Conservación de Caminos Rurales	40.0	0.0	0.0	40.0
Estudios y Proyectos	4.0	0.0	0.0	4.0
QUERÉTARO	**27.5**	**169.6**	**0.0**	**197.1**
Colón - Fuenteño	20.5	0.0	0.0	20.5
Libramiento Sur, 2da. Etapa	0.0	8.7	0.0	8.7
Los Olvera, 2da Etapa	0.0	9.0	0.0	9.0
Ovejas-Apartadero	0.0	9.0	0.0	9.0
E.C.(Tolimán-Peñamiller) - San Miguel Palmas	0.0	9.0	0.0	9.0
Tolimán- Peñamiller	0.0	9.0	0.0	9.0
Entronque Mojonera-El Aguacate	0.0	9.0	0.0	9.0
Jalpa-Sabino Chico	0.0	9.0	0.0	9.0
Ahuacatlán-Santa Águeda	0.0	9.0	0.0	9.0
Purísima de Arista-San Juan Buena Ventura	0.0	10.0	0.0	10.0
Camino Concá- La Florida	0.0	10.0	0.0	10.0
E.C. Agua Buena- Chitejé de Garabato	0.0	10.0	0.0	10.0
Zapote -Higuerillas	0.0	10.0	0.0	10.0
Modernización del Camino "Colón-Fuenteño", en el Municipio de Colón, Estado de Querétaro del 30+000 al 40+000	0.0	42.0	0.0	42.0
Carretera "Jalpan-Sabino Chico" en el Municipio de Jalpan de Serra, Estado de Querétaro	0.0	15.9	0.0	15.9
Conservación de Caminos Rurales	5.0	0.0	0.0	5.0
Estudios y Proyectos	2.0	0.0	0.0	2.0
QUINTANA ROO	**38.0**	**223.7**	**0.0**	**261.7**
Dziuche Tihosuco	30.0	20.0	0.0	50.0
Construcción del Boulevard Zona Continental de Isla Mujeres	0.0	70.2	0.0	70.2
Modernización y ampliación del tramo carretero Ucum - La Unión	0.0	50.0	0.0	50.0
Modernización y ampliación del tramo carretero Caobas - Arroyo Negro	0.0	20.0	0.0	20.0
Construcción del Libramiento Leona Vicario (Leona Vicacio - Central Vallarta - Puerto Morelos)	0.0	30.0	0.0	30.0
Modernización y ampliación del tramo carretero El Ideal - Kantunilkín	0.0	10.0	0.0	10.0
Conservación de Caminos Rurales	5.0	3.5	0.0	8.5
Estudios y Proyectos	3.0	20.0	0.0	23.0
SAN LUIS POTOSÍ	**65.0**	**251.8**	**0.0**	**316.8**
Coxcatlán Huehuetlán	20.0	0.0	0.0	20.0
San Gabriel-Domingo Zapoyo	12.0	0.0	0.0	12.0
Puente: Vehicular Porfirio Díaz	10.0	0.0	0.0	10.0
Cd. Valles-Chantol-Las Huertas	0.0	30.0	0.0	30.0
San Ciro de Acosta-Corral Quemado	0.0	20.0	0.0	20.0
Santa Ana-Tanchachín	0.0	20.0	0.0	20.0
Vanegas-El Salado	0.0	20.0	0.0	20.0
Alaquines-Nuevo Reforma	0.0	18.0	0.0	18.0
Herrero-La Luz	0.0	7.0	0.0	7.0
Los Cuates-La Esperanza	0.0	4.0	0.0	4.0
Boulevard Carr. Fed. 85 (San Luis-Cd Valles)	0.0	30.0	0.0	30.0
Salinas-El Estribo	0.0	17.0	0.0	17.0
Entr. Carr. 70-Los Otates	0.0	18.6	0.0	18.6
Construcción del Boulevard "Ponciano Arreaga"	0.0	30.0	0.0	30.0
Construcción del Boulevard de acceso a la Cabecera Municipal	0.0	7.2	0.0	7.2
Pavimento de Concreto Asfaltico de Charco cercado a la Tapona	0.0	20.0	0.0	20.0
Pavimento de Concreto Asfaltico de Valle de San Juan a Rincón del Refugio	0.0	10.0	0.0	10.0
Conservación de Caminos Rurales	20.0	0.0	0.0	20.0
Estudios y Proyectos	3.0	0.0	0.0	3.0
SINALOA	**285.0**	**441.1**	**0.0**	**726.1**
Badiraguato-Santiago de los Caballeros	100.0	0.0	0.0	100.0
Choix - Límite de Estados Sinaloa/Chihuahua	133.0	0.0	0.0	133.0
E. C. (El Salado - Quila) - La Florida	18.0	0.0	0.0	18.0
Ahome-El Porvenir-San Miguel Zapotitlán	0.0	17.0	0.0	17.0



Potrerillos-Mataderos (El Rosario)	0.0	10.2	0.0	10.2
Estación Naranjo-Playa Segunda-Paredón Blanco E.C. Sin de Leyva. León Fonseca	0.0	10.0	0.0	10.0
Camino El Fuerte-Chinobampo	0.0	10.0	0.0	10.0
E.C. México 15-Las Quemazonas-Las Moras (Guasave)	0.0	15.0	0.0	15.0
E.C. (El Fuerte Choix) El Babu - Baymena	0.0	15.0	0.0	15.0
E.C. México 15-Ejido Poblado Seis (Ahome)	0.0	12.0	0.0	12.0
La Despensa-Jitzamuri	0.0	20.0	0.0	20.0
E.C. México 15-Aguaje de Costilla	0.0	2.3	0.0	2.3
El Amole-La Brecha	0.0	17.0	0.0	17.0
E.C. México 15-El Tamarindo	0.0	21.0	0.0	21.0
E.C. México 15-Estación Abuya-Maxipista	0.0	16.7	0.0	16.7
Elota-Ensenada	0.0	11.1	0.0	11.1
El Ranchito-Costa Rica	0.0	20.0	0.0	20.0
Cruz Segunda-Guadalupe Victoria	0.0	10.0	0.0	10.0
E.C. México 15-La Palma-Monte Verde	0.0	15.0	0.0	15.0
Entronque México 15-Ahome (Modernización)	0.0	50.0	0.0	50.0
Mocorito-San Benito	0.0	20.0	0.0	20.0
México 15-Cirucuito Vial Pericos	0.0	6.8	0.0	6.8
Calle 10-E.C. México 15 Canal Valle del Fuerte	0.0	20.0	0.0	20.0
PSV E.C. México 15-El Carrizo	0.0	40.0	0.0	40.0
E.C. México 15-Los Manguitos 7	0.0	7.0	0.0	7.0
Angostura-Guamuchil	0.0	35.0	0.0	35.0
E.C. México 15-Comunidad 15 de Septiembre-Vía 27 de Noviembre	0.0	15.0	0.0	15.0
E.C. Rosa Morada-Agua Pepito	0.0	10.0	0.0	10.0
El Cuervo-E.C. El Dorado-Las Arenitas	0.0	15.0	0.0	15.0
Conservación de Caminos Rurales	30.0	0.0	0.0	30.0
Estudios y Proyectos	4.0	0.0	0.0	4.0
SONORA	**413.9**	**292.3**	**0.0**	**706.2**
Vialidad Yaqui - Mayo	73.0	0.0	0.0	73.0
Vialidad Yaqui - Mayo, Tr. Acceso a Villa Juárez del km 1+100 al km 0+000	0.0	10.0	0.0	10.0
Nogales - Santa Cruz	44.9	0.0	0.0	44.9
Ures - Rayón	44.3	0.0	0.0	44.3
La Misa - E.C. (Hermosillo - Yecora)	73.7	0.0	0.0	73.7
Camino: El Coyote-Becadéhuachi-Nácori Chico	54.0	0.0	0.0	54.0
Carreteras: Costera de Sonora Tramo: Villa Guadalupe - El Desemboque	100.0	0.0	0.0	100.0
Saric-Sasabe	0.0	20.0	0.0	20.0
Rosario-Quiriego (1ra Etapa)	0.0	20.0	0.0	20.0
Blvd. Camino del Seri	0.0	41.2	0.0	41.2
Alamos-San Bernardo, Entr. Nahuibampo, Km 0+000-41+000	0.0	40.0	0.0	40.0
Mantenimiento y Rehabilitación de la Red Carretera de la Costa de Hermosillo	0.0	20.0	0.0	20.0
Acceso a la Bolsa	0.0	10.0	0.0	10.0
Rehabilitación de Blvd. Beltrones en San Carlos	0.0	40.0	0.0	40.0
Modernización del Blvd. El Greco en Nogales	0.0	30.0	0.0	30.0
Bacoachi-La Valdeza-La Pera	0.0	33.0	0.0	33.0
Conservación de Caminos Rurales	20.0	0.0	0.0	20.0
Estudios y Proyectos	4.0	28.1	0.0	32.1
TABASCO	**43.0**	**193.1**	**0.0**	**236.1**
Cd. Pemex - Monte Grande	30.0	15.0	0.0	45.0
Acachapan y Colmena	0.0	35.0	0.0	35.0
Santa Cruz-Jalapita-El Bellote	0.0	50.0	0.0	50.0
Villahermosa-Jalpa de Méndez-Nacajuca, Tr: Jalpa de Méndez-Vía Corta Cunduacán, Tr: Km 0+100 al Km 5+100	0.0	39.1	0.0	39.1
Gaviotas-Torno Largo-Francisco J. Santa María	0.0	17.0	0.0	17.0
Zapatero-Jonuta/Los Pájaros-Los Bucheros, Tr.: km 0+000 al km 4+100	0.0	15.0	0.0	15.0
Blvd. Comalcalco-Chichicapa	0.0	22.0	0.0	22.0
Conservación de Caminos Rurales	10.0	0.0	0.0	10.0
Estudios y Proyectos	3.0	0.0	0.0	3.0
TAMAULIPAS	**138.0**	**444.7**	**0.0**	**582.7**



Eje Interregional- Matehuala - Cd. Victoria, Tramo Palmillas - Miquihuana	80.0	50.0	0.0	130.0
Altamira-Nuevo Progreso	45.0	96.6	0.0	141.6
Victoria-Soto La Marina	0.0	70.0	0.0	70.0
Burgos-Linares	0.0	50.0	0.0	50.0
Matamoros-Pto. Matamoros	0.0	50.0	0.0	50.0
Tula-Santa Ana de Nahola	0.0	38.1	0.0	38.1
E.C. Tampico-Mante Km 62-Santa Juana	0.0	40.0	0.0	40.0
Vista Hermosa-El Costeño	0.0	50.0	0.0	50.0
Conservación de Caminos Rurales	10.0	0.0	0.0	10.0
Estudios y Proyectos	3.0	0.0	0.0	3.0
TLAXCALA	**27.6**	**174.7**	**0.0**	**202.3**
Benito Juárez - Carrillo Puerto - Altzayanca, Tramo:Carrillo Puerto - Altzayanca	8.8	0.0	0.0	8.8
Buenavista-Tepeyahualco-Lagunillas	11.8	0.0	0.0	11.8
Circuito Turístico Artesanal Contla, Tr: Cuahutenco-La Luz-Albergue IMSS Malintzi (14 km), Tr: Par Vial Lim. Chiautempan/Contla-Lim. Contla/Amaxac (2.6 km), Tr: Xaltipan-Xochitiotla (2.46 Km)	0.0	10.0	0.0	10.0
Libramiento de Tlaxco	0.0	10.0	0.0	10.0
Insurgentes, Barrio de Xolalpa	0.0	5.0	0.0	5.0
Camino Real Tlaxcala - Ponotla - Totolac (Incluye puente vehicular sobre el rio Zahuapan)	0.0	5.0	0.0	5.0
Camino a Santa Bárbara	0.0	5.0	0.0	5.0
Ampliación carretera Tlaxcala - Nativitas (IMSS - San Diego Metepec)	0.0	5.0	0.0	5.0
Puente vehícular "Leonarda Blanco Gómez" ubicado en el centro de la ciudad de Tlaxcala	0.0	5.0	0.0	5.0
Camino a la Colonia Domingo Arenas (Maguellitos)	0.0	8.0	0.0	8.0
Ocotlán - La Joya	0.0	1.8	0.0	1.8
Tepehitepec - San Lucas Cuahutelulpan	0.0	1.5	0.0	1.5
Cd. Industrial Xicotencatl-E.C.F. 119 Chignaguapan	0.0	30.0	0.0	30.0
Reparación Tlaxcala - Ex Rancho de Las Ánimas	0.0	1.4	0.0	1.4
Rehabilitación Camino Álvaro Obregón (Apizaco)	0.0	25.2	0.0	25.2
Accesos de Huamantla	0.0	9.0	0.0	9.0
Acceso principal Calle Juárez y Carretera Alimentadora Calle 20 de Tramo 1 y 2 Carretera México Veracruz (Barrio Santa Anita Huamantla)	0.0	6.5	0.0	6.5
Puente el Valle Huamantla-Tlaxcala	0.0	3.3	0.0	3.3
Lázaro Cárdenas-San José La Laguna E.C. (Xalostoc-Toluca de Guadalupe)	0.0	15.0	0.0	15.0
Cuauixmatlac-Tlacoalpan Chiautempan	0.0	5.0	0.0	5.0
Mesa Redonda-Rancho de Torres-La Garita, subtramo Ocotitla-La Garita	0.0	10.0	0.0	10.0
San Diego Metepec-Zacualpan	0.0	7.0	0.0	7.0
Oztotlanpango-San Marcos Jilotepec	0.0	6.0	0.0	6.0
Conservación de Caminos Rurales	5.0	0.0	0.0	5.0
Estudios y Proyectos	2.0	0.0	0.0	2.0
VERACRUZ	**64.0**	**582.8**	**0.0**	**646.8**
Pueblito-Úrsulo Galvan	20.0	0.0	0.0	20.0
Tlapacoyan-Plan de Arroyos	20.0	0.0	0.0	20.0
Actopan-Cerro Gordo-Vista Hermosa	0.0	9.0	0.0	9.0
Palo Amarillo-Cabecera Municipal	0.0	8.0	0.0	8.0
La Magdalena-Benito Juárez (Brecha del Maíz)	0.0	7.0	0.0	7.0
Cazones-La Encantada	0.0	15.0	0.0	15.0
Chiconquiaco-La Sombra	0.0	15.0	0.0	15.0
Puente El Terrero	0.0	7.0	0.0	7.0
Cinco Palos-Consolapa	0.0	8.0	0.0	8.0
Coetzala-Coetzapotitla	0.0	7.0	0.0	7.0
Rafael Calería-Cerro del Gallero	0.0	7.0	0.0	7.0
Puente Xuchiles - Ejido La Laja	0.0	8.0	0.0	8.0
Puente Xoltepec	0.0	8.0	0.0	8.0
Puente Zapoapan	0.0	8.0	0.0	8.0
Ñape-Garza-Blanca-Mazoco	0.0	8.0	0.0	8.0
Ixhuatlán de Madero-Pisa Flores	0.0	8.0	0.0	8.0
Jalcomulco-Apazapan-Paso Limón-Agua Caliente	0.0	8.0	0.0	8.0
Otapa-Cinco de Mayo	0.0	8.0	0.0	8.0
Costero Huasteco	0.0	8.0	0.0	8.0



Pajapan-Cerritos	0.0	8.0	0.0	8.0
El Cedro Carr. Fed. Papantla-Gutiérrez Zamora	0.0	8.9	0.0	8.9
El Retache-La Trinidad-Tanceme	0.0	8.0	0.0	8.0
Los Berros-Zoncolco	0.0	8.0	0.0	8.0
Cuitláhuac-Mesa Chica-Rancho Viejo	0.0	8.0	0.0	8.0
Hipólito Landero-La Virgen	0.0	7.0	0.0	7.0
E.C. Fed. 180-Llano de Bustos	0.0	8.0	0.0	8.0
Tatahuicapan-Benigno Mendoza-Perla del Golfo	0.0	7.0	0.0	7.0
Texistepec-San Lorenzo	0.0	7.0	0.0	7.0
Candelaria Bote en Bote-Piedras Negras	0.0	7.0	0.0	7.0
El Poste-Rincón de Poxtla	0.0	8.0	0.0	8.0
El Diamante-E.C.(Úrsulo Galván-Arroyo Grande), Incluye Ramal a Úrsulo Galván	0.0	18.0	0.0	18.0
Rancho Nuevo-El Centenario	0.0	18.0	0.0	18.0
Libertad-San Pedro Tepozoteco	0.0	7.0	0.0	7.0
Zentla-Cuatro Caminos	0.0	8.0	0.0	8.0
Cuatro Caminos-El Tarro-Quilate Nuevo-Quilate Sur	0.0	15.0	0.0	15.0
Estanzuela-Lerdo de Tejada-Buena Vista-Tepoztec-Libertad	0.0	12.0	0.0	12.0
Pavimentación del Camino Trópico-Laguna Verde	0.0	10.0	0.0	10.0
Manzanillo-La Chaca-Progreso Rancho Guadalupe-Manzanillo	0.0	15.0	0.0	15.0
Construcción del Camino Atzalán-Zapotitlán del km 12 al 20	0.0	15.0	0.0	15.0
Sontecomapan-Coxcuapan	0.0	15.0	0.0	15.0
Kilómetro 11-Tres Valles	0.0	10.0	0.0	10.0
Chavarrillo-Monte Oscuro-Palmar Estacion	0.0	9.0	0.0	9.0
Alameda-Monte Grande (conocido como el 28)	0.0	10.0	0.0	10.0
Jonotal-Piedra Parada	0.0	10.0	0.0	10.0
Tepetates-Llanillo, Km. 0+000-10+000	0.0	8.0	0.0	8.0
Palchan-Pueblo Viejo-Díaz Mirón	0.0	20.0	0.0	20.0
Reforma-Paso del Correo	0.0	5.0	0.0	5.0
Cinco de Mayo-Insurgentes Socialistas	0.0	10.0	0.0	10.0
Caristay-Carretera Poza Rica-Cazones	0.0	5.0	0.0	5.0
El Santo Eyipantla-Tulapan-Abrevadero	0.0	10.0	0.0	10.0
La Florida-Francisco I. Madero-Bomba Pemex	0.0	10.0	0.0	10.0
Puente Xocholtepec	0.0	8.0	0.0	8.0
Tierra Blanca, tramo Tinaja-Santa Cruz	0.0	30.0	0.0	30.0
Tlacotepec La Firmeza	0.0	10.0	0.0	10.0
Ojite-San Miguel	0.0	9.0	0.0	9.0
Xico-Pocitos	0.0	8.0	0.0	8.0
Pavimentación del Camino Zontecomapan-Coxcuapán	0.0	10.0	0.0	10.0
Palomares Tuxtepec-Playa Vicente	0.0	26.0	0.0	26.0
Libramiento Sierra de Otontepec	0.0	6.4	0.0	6.4
Puente en Arroyo Zacate, Playa Vicente	0.0	3.5	0.0	3.5
Conservación de Caminos Rurales	20.0	0.0	0.0	20.0
Estudios y Proyectos	4.0	0.0	0.0	4.0
YUCATÁN	**44.0**	**185.6**	**0.0**	**229.6**
Camino: Muna-Peto	15.0	0.0	0.0	15.0
Chikindzonot - Ekpedz - Xtobil	15.0	0.0	0.0	15.0
Conkal-Chicxulub Puerto; Tr: Chicxulub Pueblo-Chicxulub Puerto	0.0	15.0	0.0	15.0
Conkal-Dzibilchaltún	0.0	15.0	0.0	15.0
Peto-Valladolid, Tr: 40+500-61+000	0.0	15.0	0.0	15.0
Motul-Telchak Puerto, Km 0+000-25+346	0.0	15.0	0.0	15.0
Telchak Puerto-Dzilam de Bravo, Tr: Km 0+000-39+182	0.0	12.6	0.0	12.6
Telchak Pueblo-Sinanche-Yobain-Dzidzadtun, Km 0+000-23+000	0.0	15.0	0.0	15.0
Mérida-Tekit de Regil-Timicui-Acanceh, Km 0+000-24+000	0.0	12.0	0.0	12.0
Baca-Dzemul, Tr:0+000-12+000	0.0	15.0	0.0	15.0
Sisal-Chuburná Puerto	0.0	15.0	0.0	15.0
Xcan-Chantres Reyes-Tixcancal-Tizimin	0.0	20.0	0.0	20.0
Tunkás-Cenotillo	0.0	13.0	0.0	13.0
Sudzal-San Antonio Chuc	0.0	13.0	0.0	13.0
Homun-Hocabá	0.0	10.0	0.0	10.0
Conservación de Caminos Rurales	10.0	0.0	0.0	10.0



Estudios y Proyectos	4.0	0.0	0.0	4.0
ZACATECAS	**75.3**	**215.9**	**0.0**	**291.1**
Guadalajarita Yahualica	20.0	0.0	0.0	20.0
El Conejo - Huitzila	20.0	0.0	0.0	20.0
Camino: E.C. HUEJÚCAR-Monte Escobedo-San Luis	16.5	0.0	0.0	16.5
Emilio Carranza-Colonia Hidalgo	5.8	0.0	0.0	5.8
El Saucito-Noria del Cerro	0.0	2.2	0.0	2.2
Valparaíso-San Martín-Santa Ana de Arriba	0.0	5.0	0.0	5.0
Malpaso-Presa 13 Maravillas	0.0	5.0	0.0	5.0
Guadalupe de las Corrientes-La Colorada	0.0	8.0	0.0	8.0
Tacoaleche-Emiliano Zapata (La Cocinera)	0.0	5.0	0.0	5.0
Laguna Grande-Adjuntas del Refugio	0.0	5.0	0.0	5.0
Tabasco-Calvillo (Lím. Edos.)	0.0	5.0	0.0	5.0
Nieves-Mazapil-Concepción del Oro; Tr: Estación Camacho-Mazapil	0.0	5.0	0.0	5.0
Perales-La Purísima	0.0	5.0	0.0	5.0
Zoquite-Tacoaleche	0.0	5.0	0.0	5.0
Canitas de Felipe-Noria del Boyero, Km 0+000-13+800	0.0	5.0	0.0	5.0
Santa Teresa-Ojo Seco-Minillas	0.0	5.0	0.0	5.0
Tarasco-El Salto	0.0	5.0	0.0	5.0
San Tadeo-E.C. San Antonio.-E.C. Zac-Guad	0.0	3.1	0.0	3.1
Tepetongo-Juancho Rey	0.0	2.3	0.0	2.3
Tacoaleche-Sauceda de la Borda	0.0	3.0	0.0	3.0
Susticacán-Los Cuervos-El Chiquihuite	0.0	3.0	0.0	3.0
Valparaíso-Jerez (Vía Lobatos)	0.0	5.0	0.0	5.0
El Plateado-Tabasco	0.0	5.0	0.0	5.0
Villa Hidalgo-Pedregoso	0.0	5.0	0.0	5.0
Villa García-El Nigromante	0.0	3.0	0.0	3.0
Jerez-El Cargadero-Palmas Altas	0.0	5.0	0.0	5.0
Zoquite-La Blanquita	0.0	3.0	0.0	3.0
Mesillas-Tepetate	0.0	3.0	0.0	3.0
Conservación de carreteras estatales	0.0	70.0	0.0	70.0
Carretera "Tacoaleche-La Cocinera", en el Municipio de Guadalupe, Estado de Zacatecas, con una longitud de 8 Kms.	0.0	13.7	0.0	13.7
Terminación del tramo carretero "El Bordo-San Juan Pánuco", en el Municipio de Guadalupe, Estado de Zacatecas, con una longitud de 3.5 Kms.	0.0	6.4	0.0	6.4
Carretera "Villa de Cos-Charco Blanco", en el Municipio de Villa de Cos, Estado de Zacatecas, con una longitud de 12 Kms.	0.0	19.2	0.0	19.2
Carretera a la Comunidad de "San Isidro, Bocanegra", Municipio de Guadalupe, Estado de Zacatecas, con una longitud de 1.66 Kms.	0.0	1.0	0.0	1.0
Conservación de Caminos Rurales	10.0	0.0	0.0	10.0
Estudios y Proyectos	3.0	0.0	0.0	3.0
GASTO NETO TOTAL	**4,108.9**	**10,838.9**	**0.0**	**14,947.8**

ANEXO 27.3. AMPLIACIONES EN INFRAESTRUCTURA CARRETERA, FERROVIARIA Y OTROS-CONSERVACIÓN Y MANTENIMIENTO (millones de pesos)

	Proyecto PEF 2011	AMPLIACIONES	Reducciones	Presupuesto Aprobado
Aguascalientes	125.2	0.0	12.2	113.0
Baja California	374.6	0.0	36.6	338.0
Baja California Sur	404.8	0.0	39.5	365.3
Campeche	216.4	0.0	21.1	195.3



Coahuila	492.3	0.0	48.1	444.3
Colima	409.4	0.0	40.0	369.4
Chiapas	478.7	46.7	46.7	478.7
Chihuahua	433.8	0.0	42.4	391.5
Durango	345.9	0.0	33.8	312.1
Guanajuato	328.3	0.0	32.1	296.3
Guerrero	429.3	0.0	41.9	387.4
Hidalgo	283.6	0.0	27.7	255.9
Jalisco	480.6	0.0	46.9	433.7
México	352.8	0.0	34.4	318.3
Michoacán	729.8	0.0	71.3	658.5
Morelos	135.6	0.0	13.2	122.4
Nayarit	239.9	0.0	23.4	216.5
Nuevo León	490.3	0.0	47.9	442.5
Oaxaca	488.6	0.0	47.7	440.9
Puebla	313.4	0.0	30.6	282.8
Querétaro	191.2	0.0	18.7	172.5
Quintana Roo	188.5	0.0	18.4	170.1
San Luis Potosí	688.0	0.0	67.2	620.9
Sinaloa	317.3	0.0	31.0	286.4
Sonora	360.8	0.0	35.2	325.6
Tabasco	348.4	0.0	34.0	314.4
Tamaulipas	469.5	0.0	45.8	423.6
Tlaxcala	193.9	0.0	18.9	174.9
Veracruz	714.4	5.4	69.8	650.0
Yucatán	320.9	0.0	31.3	289.5
Zacatecas	401.1	0.0	39.2	361.9
GASTO NETO TOTAL	**11,747.5**	**52.1**	**1,147.0**	**10,652.6**

ANEXO 27.4. AMPLIACIONES EN INFRAESTRUCTURA CARRETERA, FERROVIARIA Y OTROS-PROGRAMA DE EMPLEO TEMPORAL (millones de pesos)

	Proyecto PEF 2011	AMPLIACIONES	Reducciones	Presupuesto Aprobado
Aguascalientes	12.2	3.8	0.0	16.0

Baja California	13.9	4.3	0.0	18.2
Baja California Sur	11.7	3.6	0.0	15.3
Campeche	16.5	5.2	0.0	21.7
Coahuila	59.6	18.6	0.0	78.2
Colima	31.2	9.8	0.0	41.0
Chiapas	22.8	7.1	0.0	29.9
Chihuahua	20.2	6.3	0.0	26.5
Durango	23.5	7.3	0.0	30.8
Guanajuato	18.3	5.7	0.0	24.0
Guerrero	39.0	12.2	0.0	51.2
Hidalgo	46.8	14.6	0.0	61.4
Jalisco	33.2	10.4	0.0	43.6
México	26.4	8.2	0.0	34.6
Michoacán	57.3	17.9	0.0	75.2
Morelos	18.9	5.9	0.0	24.8
Nayarit	25.2	7.9	0.0	33.1
Nuevo León	22.8	7.1	0.0	29.9
Oaxaca	76.9	24.1	0.0	101.0
Puebla	57.3	17.9	0.0	75.2
Querétaro	13.3	4.2	0.0	17.5
Quintana Roo	22.8	7.1	0.0	29.9
San Luis Potosí	35.5	11.1	0.0	46.6
Sinaloa	32.4	10.1	0.0	42.5
Sonora	31.1	9.8	0.0	40.9
Tabasco	31.3	5.8	0.0	37.1
Tamaulipas	30.7	9.6	0.0	40.3
Tlaxcala	15.6	4.9	0.0	20.5
Veracruz	49.6	15.5	0.0	65.1
Yucatán	31.3	9.8	0.0	41.1
Zacatecas	32.7	10.2	0.0	42.9
GASTO NETO TOTAL	**960.0**	**296.0**	**0.0**	**1,256.0**

ANEXO 27.5. AMPLIACIONES EN INFRAESTRUCTURA CARRETERA, FERROVIARIA Y OTROS-INFRAESTRUCTURA FERROVIARIA, AEROPORTUARIA Y OTROS (millones de pesos)

	Proyecto PEF 2011	AMPLIACIONES	Reducciones	Presupuesto Aprobado
PROYECTOS DE INFRAESTRUCTURA FERROVIARIA	**2,045.1**	**1,373.8**	**999.8**	**2,419.1**
Paso Superior Vehicular en la Carretera Hermosillo-Yecora (Mex-016) y Línea Férrea T-Nogales-Guadalajara T-297+940, Sonora	1,045.1	0.0	999.8	45.3
Estudios y proyectos para el análisis de factibilidad técnica y económica de un sistema de transporte masivo, urbano, metropolitano multimodal y, en su caso, la ejecución y construcción del mismo. Corredores: Guadalajara-Zapopan (Tranvía Eléctrico y/o tren eléctrico); Tlaquepaque-El Salto-Tlajomulco (Autobús articulado); Tlaquepaque-Tlajomulco (Tren Eléctrico), Jalisco	0.0	100.0	0.0	100.0
Proyecto ejecutivo tren México - Puebla, derecho de vía y estudios, Puebla	0.0	50.0	0.0	50.0
Estudios y proyectos para la ampliación del Metro Nuevo León	0.0	23.8	0.0	23.8
Rehabilitación de las vías del tren tramo: Los Toros - Puerto Chiapas, Chiapas	0.0	100.0	0.0	100.0
Terminal Ferroviaria, Durango	0.0	100.0	0.0	100.0
Sistema de Transporte Colectivo	1,000.0	1,000.0	0.0	2,000.0
PROYECTOS DE INFRAESTRUCTURA ECONÓMICA DE AEROPUERTOS	**0.0**	**320.0**	**0.0**	**320.0**
Aeropuerto de Morelos	0.0	150.0	0.0	150.0
Aeropuerto de Creel, Chihuahua	0.0	100.0	0.0	100.0
Aeropuerto de Palenque, Chiapas	0.0	70.0	0.0	70.0
PROYECTOS DE INFRAESTRUCTURA ECONÓMICA DE PUERTOS	**0.0**	**270.0**	**0.0**	**270.0**
Reactivación del Puerto Frontera (Escolleras del Puerto de Frontera), Tabasco	0.0	140.0	0.0	140.0
Dragado del Canal Norte del Puerto de Altamira, Tamaulipas	0.0	30.0	0.0	30.0
Puerto de Seyva Playa, Campeche	0.0	100.0	0.0	100.0
GASTO NETO TOTAL	**2,045.1**	**1,963.8**	**999.8**	**3,009.1**

ANEXO 28. AMPLIACIONES AL RAMO 10 ECONOMÍA (pesos)

Programa Presupuestario	**Monto**
Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	50,000,000
Fondo Nacional de Apoyos para Empresas en Solidaridad (FONAES)	300,000,000
Fondo de Apoyo para la Micro, Pequeña y Mediana Empresa (Fondo PYME)	125,000,000
Programa para el Desarrollo de la Industria del Software	125,000,000

Competitividad en Logística y Centrales de Abasto	125,000,000
Total	**725,000,000**

ANEXO 29. AMPLIACIONES A EDUCACIÓN (pesos)

	Monto
TOTAL EDUCACIÓN PÚBLICA	**8,576,000,000**
EDUCACIÓN BÁSICA	**3,256,000,000**
Diseño y Aplicación de Políticas de Equidad y Género	75,000,000
Mejores Escuelas	58,000,000
Consejo Nacional de Fomento Educativo	25,000,000
Instituto Nacional de Lenguas Indígenas	18,000,000
Instituto Nacional para la Evaluación de la Educación	5,000,000
Programa de Educación Básica para Niños y Niñas de Familias Jornaleras Agrícolas Migrantes	45,000,000
Programa para el Fortalecimiento del Servicio de la Educación Telesecundaria	150,000,000
Programa de Escuela de Tiempo Completo	200,000,000
Programa de Fortalecimiento de Comunidades Escolares de Aprendizaje, Concursable	100,000,000
Programa Escuela Siempre Abierta a la Comunidad	200,000,000
Fortalecimiento a la Educación Temprana y el Desarrollo Infantil	550,000,000
Apoyos complementarios para el FAEB	1,000,000,000
Fortalecimiento a las Acciones Asociadas a la Educación Indígena	100,000,000
Creación de plazas (Ramo 25) 1/	450,000,000
Mantenimiento de Escuelas en el Distrito Federal 2/	280,000,000
EDUCACIÓN MEDIA SUPERIOR	**1,535,250,000**
Bachilleratos Estatales que no cuentan con subsidio federal	100,000,000
Colegio Nacional de Educación Profesional Técnica (programa de incorporación 1er etapa)	200,000,000
Dirección General del Bachillerato (Preparatorias Federales por Cooperación)	24,750,000
Programas de Becas 3/	210,500,000
Fondo para la Universalización de la Educación Media Superior	1,000,000,000
EDUCACIÓN SUPERIOR	**3,784,750,000**
IPN 4/	460,000,000
XE-IPN Canal 11	90,000,000
UAM	70,000,000
UPN	20,500,000
COLMEX	3,000,000
CINVESTAV	50,000,000
UAAANarro	80,000,000
CETI	10,000,000
Universidad Autónoma de la Ciudad de México	50,000,000
Universidades Tecnológicas y Politécnicos 5/	80,000,000
Institutos Tecnológicos Estatales	120,000,000
Sistema Nacional de Educación a Distancia (ANUIES)	40,000,000
Normar los Servicios Educativos (Desarrollo de infraestructura) 6/	5,000,000
Becas Full Bright García-Robles (COMEXUS. 112 Dirección General de Relaciones Internacionales) 7/	16,000,000
Programa Educativo Rural	100,000,000
Subsidios Federales para Organismos Descentralizados Estatales (Anexo 29.1)	2,334,250,000
Programa Integral de Fortalecimiento Institucional (Anexo 29.6) 8/	50,000,000
Programas de Becas 9/	6,000,000
Infraestructura de campus universitarios (Universidad Michoacana de San Nicolás de Hidalgo, Michoacán)	120,000,000
Universidad Autónoma de Guerrero	60,000,000
Infraestructura en la Universidad Autónoma de Chiapas	20,000,000

1/ El costo de las plazas es anualizado.

2/ Para ser ejercido por el Instituto local de Infraestructura Física Educativa del Distrito Federal.

3/ Para atender la problemática derivada de la migración, desempleo y violencia que enfrentan los jóvenes en edad de incorporarse a la Educación Media Superior, se destinarán 210 millones de pesos para un programa piloto de becas en los estados de Chihuahua, Guerrero y Morelos, a razón de 70.16 millones de pesos para cada uno. Estos recursos no pierden su carácter federal, por lo que la Secretaría de Educación Pública emitirá las reglas de operación específicas que fomenten la coordinación interinstitucional entre programas de los tres ordenes de gobierno, enfocados a atender a los jóvenes.



4/ Incluye 80 millones de pesos para la sede en Papantla, Veracruz; 80 millones de pesos para la Unidad Profesional Interdisciplinaria de Ingeniería de la Unidad de Zacatecas; y 60 millones .de pesos para el plantel de la escuela de medicina del IPN en Baja California Sur.

5/ Incluye 10 millones de pesos para equipamiento tecnológico, talleres y laboratorios de la Universidad Politécnica Metropolitana de Hidalgo; 10 millones de pesos para equipamiento tecnológico, talleres y laboratorios de la Universidad Politécnica de Pachuca; 10 millones de pesos para equipamiento tecnológico, talleres y laboratorios de la Universidad Politécnica de Tulancingo; 10 millones de pesos para equipamiento tecnológico, talleres y laboratorios de la Universidad Politécnica de Francisco I. Madero; y 40 millones de pesos para la Universidad Tecnológica de Colima.

6/ Incluye 5 millones de pesos para desarrollo de infraestructura.

7/ Incluye 10 millones de pesos para la Fundación José Ortega y Gasset.

8/ Se considera para su aplicación en la Unidad Responsable 511 "Dirección General de Educación Superior Universitaria" como parte del esquema de Equidad de Género.

9/ Se considera para su aplicación en la Unidad Responsable 500 "Subsecretaría de Educación Superior" como parte del esquema de Equidad de Género.

ANEXO 29.1 SUBSIDIO ORDINARIO PARA ORGANISMOS DESCENTRALIZADOS ESTATALES QUE LA FEDERACIÓN OTORGA EN 2011, EN TÉRMINOS DE LA LEY DE COORDINACIÓN PARA LA EDUCACIÓN SUPERIOR. (pesos)

	Monto
Subsidio Ordinario UPES y UPEAS	**35,231,294,141**
Aguascalientes	520,470,416
Baja California	1,048,829,946
Baja California Sur	248,364,422
Campeche	598,283,155
Coahuila	841,362,260
Colima	941,030,884
Chiapas	771,878,362
Chihuahua	1,258,924,503
Durango 1/	677,102,763
Guanajuato	904,250,346
Guerrero	1,169,431,320
Hidalgo	774,083,554
Jalisco	2,764,858,464
México	1,181,089,522
Michoacán	1,223,606,581
Morelos	626,400,462
Nayarit	903,370,552
Nuevo León 2/	3,327,480,830
Oaxaca	751,832,527
Puebla	2,523,505,633
Querétaro	872,673,646
Quintana Roo	184,484,033
San Luis Potosí	1,222,789,246
Sinaloa	2,418,198,332
Sonora	1,160,048,683
Tabasco	746,425,103
Tamaulipas	1,376,058,205
Tlaxcala	406,268,492
Veracruz	1,625,096,334
Yucatán	1,247,244,097
Zacatecas	915,851,468

1/ Incluye 40 millones de pesos para la Ciudad Universitaria de la Universidad Juárez del Estado de Durango.

2/ Incluye 70 millones de pesos para el Hospital Universitario "Dr. José Eleuterio González" de la Universidad Autónoma de Nuevo León.

ANEXO 29.2 PROGRAMA PRESUPUESTAL U008 FONDO DE APOYO PARA SANEAMIENTO FINANCIERO DE LAS UPES POR ABAJO DE LA MEDIA NACIONAL EN SUBSIDIO POR ALUMNO (FONDO SUJETO A LINEAMIENTOS EMITIDOS POR LA SEP) DE LA UNIDAD RESPONSABLE 511. (pesos)

	Monto
U008 Subsidios federales para organismos descentralizados estatales, como irreductible (UR 511)	**800,000,000**
Universidad Autónoma de Chiapas	27,095,449
Universidad Autónoma de Chihuahua	31,190,791
Universidad Autónoma de Ciudad Juárez	27,142,700

Universidad Autónoma de Guerrero	103,834,774
Universidad Autónoma del Estado de Hidalgo	57,579,113
Universidad de Guadalajara	76,797,597
Universidad Autónoma del Estado de México	35,438,718
Universidad Michoacana de San Nicolás de Hidalgo	97,022,875
Universidad Autónoma de Nayarit	29,582,737
Universidad Autónoma Benito Juárez de Oaxaca	76,622,710
Universidad Autónoma de Sinaloa	82,303,981
Instituto Tecnológico de Sonora	28,693,036
Universidad Juárez Autónoma de Tabasco	58,863,671
Universidad Autónoma de Zacatecas	67,831,849

Nota: La distribución del fondo para las 14 UPES que se encuentran por debajo de la media nacional en subsidio por alumno; se realizó por medio de dos componentes, el primero de ellos por su posición respecto a la media nacional de subsidio por alumno ponderada, mientras que en el segundo se consideraron los elementos del saneamiento financiero (problemas estructurales).

ANEXO 29.3 DISTRIBUCIÓN DE LOS RECURSOS CORRESPONDIENTES AL FONDO PARA LA CONSOLIDACIÓN DE LAS UNIVERSIDADES INTERCULTURALES (pesos)

	Monto
Fondo para la consolidación de las Universidades Interculturales	**60,000,000**
Universidad Intercultural de Chiapas	7,745,886
Universidad Intercultural del Estado de México	10,230,732
Universidad Intercultural del Estado de Tabasco	9,358,507
Universidad Intercultural del Estado de Puebla	6,497,519
Universidad Intercultural Indígena de Michoacán	5,908,692
Universidad Intercultural del Estado de Guerrero	2,532,300
Universidad Intercultural Maya de Quintana Roo	8,597,328
Universidad Intercultural Veracruzana	1,264,903
Universidad Autónoma Indígena de México	7,864,133

ANEXO 29.4 DISTRIBUCIÓN DE LOS RECURSOS CORRESPONDIENTES AL PROGRAMA DE MEJORAMIENTO DEL PROFESORADO (PROMEP; pesos)

	Monto
Programa de Mejoramiento del Profesorado PROMEP 1/	**697,519,612**
Dirección General de Educación Superior Universitaria	529,835,897
Dirección General de Educación Superior Tecnológica	48,826,373
Coordinación General de Universidades Tecnológicas	52,732,483
Oficialía Mayor	66,124,859

1/ De los recursos destinados al Programa de Mejoramiento del Profesorado -PROMEP- correspondientes a la Dirección General de Educación Superior Universitaria: 3 millones 28 mil pesos son para la partida 1201 y 3 millones de pesos a la partida 4105.

ANEXO 29.5 DISTRIBUCIÓN DE LOS RECURSOS CORRESPONDIENTES AL FONDO PARA AMPLIAR Y DIVERSIFICAR LA OFERTA EDUCATIVA EN EDUCACIÓN SUPERIOR (pesos)

	Monto
Fondo para ampliar y diversificar la oferta educativa en educación superior	**955,981,848**
Dirección General de Educación Superior Universitaria	860,383,663

Coordinación General de Universidades Tecnológicas	86,038,366
Coordinación General de Educación Intercultural Bilingüe	9,559,818

ANEXO 29.6 DISTRIBUCIÓN DE LOS RECURSOS CORRESPONDIENTES AL PROGRAMA INTEGRAL DE FORTALECIMIENTO INSTITUCIONAL (PIFI; pesos)

	Monto
Programa Integral de Fortalecimiento Institucional PIFI (S235) 1/	**1,601,799,120**
Dirección General de Educación Superior Universitaria 2/	1,504,035,775
Coordinación General de Universidades Tecnológicas	66,727,362
Oficialía Mayor	31,035,982

1/ De los recursos destinados al Programa Integral de Fortalecimiento Institucional -PIFI- correspondientes a la Dirección General de Educación Superior Universitaria: 2 millones 354 mil 105 pesos con 97 centavos son para la partida 1201 y 3 millones de pesos a la partida 4105.

2/ Incluye 50.0 millones de pesos, como parte del esquema de Equidad de Género, los cuales no se consideran para la distribución administrativa del programa.

ANEXO 29.7. AMPLIACIONES A CULTURA (pesos)

	Monto
CULTURA	**3,179,300,052**
Instituciones de Cultura	**979,200,000**
CONACULTA 1/	460,000,000
INAH 2/	146,085,085
INBA 3/	301,558,559
Radio Educación	3,743,744
Instituto Mexicano de Cinematografía	43,291,091
Televisión Metropolitana, S.A. de C.V.	10,014,515
Estudios Churubusco Azteca	2,901,401
Centro de Capacitación Cinematográfica	2,527,027
Fideicomiso para la Cineteca Nacional	2,620,621
Educal	2,246,246
Centro Cultural y Turístico de Tijuana	4,211,712
Ciudades Patrimonio (R046)	**155,000,000**
Oaxaca	35,000,000
Tlacotalpan	40,000,000
Querétaro	10,000,000
Guanajuato	10,000,000
Zacatecas	10,000,000
Campeche	10,000,000
Distrito Federal	10,000,000
Morelia	10,000,000
Puebla	10,000,000
San Miguel de Allende	10,000,000
Instituciones Estatales de Cultura (U059)	**480,000,000**
Aguascalientes	15,000,000
Baja California	15,000,000
Baja California Sur	15,000,000
Campeche	15,000,000
Coahuila	15,000,000
Colima	15,000,000
Chiapas	15,000,000
Chihuahua	15,000,000
Distrito Federal	15,000,000
Durango	15,000,000



Guanajuato	15,000,000
Guerrero	15,000,000
Hidalgo	15,000,000
Jalisco	15,000,000
Estado de México	15,000,000
Michoacán	15,000,000
Morelos	15,000,000
Nayarit	15,000,000
Nuevo León	15,000,000
Oaxaca	15,000,000
Puebla	15,000,000
Querétaro	15,000,000
Quintana Roo	15,000,000
San Luís Potosí	15,000,000
Sinaloa	15,000,000
Sonora	15,000,000
Tabasco	15,000,000
Tamaulipas	15,000,000
Tlaxcala	15,000,000
Veracruz	15,000,000
Yucatán	15,000,000
Zacatecas	15,000,000
Apoyos y Donativos (Anexo 29.8)	**1,565,100,052**

1/ Los recursos ampliados a CONACULTA se destinarán a proyectos estratégicos, bibliográficos, CENART y Biblioteca).

2/ Los recursos ampliados al INAH se destinarán a la partida 7801 "Aportaciones a fideicomisos públicos"; incluye 10 millones de pesos para Accesibilidad en Museos.

3/ Los recursos ampliados al INBA se destinarán al fortalecimiento de infraestructura: escuelas y espacios escénicos.

ANEXO 29.8. PROYECTOS DE CULTURA (pesos)

			Monto
APOYOS Y DONATIVOS			**1,565,100,052**
ESTADO	**MUNICIPIO / TIPO DE PROYECTO**	**PROYECTO**	
AGUASCALIENTES	AGUASCALIENTES	PROGRAMAS Y PROYECTOS ESTATALES DE CULTURA	10,000,000
AGUASCALIENTES	AGUASCALIENTES	ACCIONES PARA LA PROMOCIÓN CULTURAL EN LA INFANCIA DEL ESTADO DE AGUASCALIENTES	1,500,000
AGUASCALIENTES	AGUASCALIENTES	MANTENIMIENTO PARROQUIA DE JESÚS MARÍA	700,000
AGUASCALIENTES	AGUASCALIENTES	MUNICIPIO PABELLÓN Y SAN JOSÉ DE GRACIA	10,000,000
AGUASCALIENTES	AGUASCALIENTES	PROGRAMA DE EDUCACIÓN ARTÍSTICA	3,000,000
AGUASCALIENTES	ESTATAL	FORTALECIMIENTO DEL CENTRO ESTATAL DE ARTES Y OFICIOS	10,000,000
AGUASCALIENTES	SAN JOSÉ DE GRACIA	ACTUALIZACIÓN DE ACERVO BIBLIOGRÁFICO	1,100,000
AGUASCALIENTES	SAN JOSÉ DE GRACIA	ILUMINACIÓN ARTÍSTICA DEL CRISTO ROTO DE SAN JOSÉ DE GRACIA	1,200,000
AGUASCALIENTES	SAN JOSÉ DE GRACIA	PROMOCIÓN DE LA CULTURA	700,000
AGUASCALIENTES	TEPEZALÁ	BIBLIOTECA MUNICIPAL TEPEZALÁ	800,000
AGUASCALIENTES	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA AGUASCALIENTES	2,000,000
BAJA CALIFORNIA	ENSENADA	GRABACIÓN DISCOGRÁFICA DE JAZZ	700,000
BAJA CALIFORNIA	ENSENADA	LA EDUCACIÓN MUSICAL EN LA COMUNICAD DEL SAUZAL	200,000
BAJA CALIFORNIA	ENSENADA	MUSEO DEL VINO	2,500,000
BAJA CALIFORNIA	ENSENADA	TEMPORADA 2011 ORQUESTA DE CÁMARA DE ENSENADA	100,000
BAJA CALIFORNIA	ESTATAL	PROGRAMA CULTURAL 2011 - DEL ESTADO DE BAJA CALIFORNIA	7,500,000
BAJA CALIFORNIA	TIJUANA	29A FERIA DEL LIBRO DE TIJUANA	2,000,000
BAJA CALIFORNIA	TIJUANA	CASA DE LA CULTURA EN TIJUANA SECCIÓN ORIENTE	1,000,000
BAJA CALIFORNIA	TIJUANA	DESARROLLO CULTURAL PARA NIÑOS CON AUTISMO	1,500,000
BAJA CALIFORNIA	TIJUANA	FESTIVAL CULTURAL DE LA CIUDAD DE TIJUANA, INTERZONA	2,500,000



BAJA CALIFORNIA	TIJUANA	GIRA ESTATAL DE LA SINFÓNICA ESTATAL 2010	250,000
BAJA CALIFORNIA	TIJUANA	RESCATARTE	3,000,000
BAJA CALIFORNIA	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA TIJUANA	2,000,000
BAJA CALIFORNIA	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA VIVE CON MÚSICA BAJA CALIFORNIA	2,000,000
BAJA CALIFORNIA SUR	ESTATAL	PABELLÓN CULTURAL DE LA CONSERVACIÓN DE LA BALLENA GRIS	8,500,000
BAJA CALIFORNIA SUR	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA MEXICALI	2,000,000
CAMPECHE	ESTATAL	ACONDICIONAMIENTO DE ESPACIOS CULTURALES	1,500,000
CAMPECHE	ESTATAL	CENTRO DE ARTE ALTERNATIVO	3,000,000
CAMPECHE	ESTATAL	COMPRA DE EQUIPO PARA ESTUDIO DE GRABACIÓN Y PRODUCCIÓN DE EVENTOS CULTURALES	1,500,000
CAMPECHE	ESTATAL	ESPACIO ESCULTÓRICO CAMPECHE 2012	500,000
CAMPECHE	ESTATAL	HABILITACIÓN DE LA SALA DE EXPOSICIONES EN EL EX CONVENTO DE SAN ROQUE	1,500,000
CAMPECHE	ESTATAL	MUSEO VIRTUAL ITINERANTE	1,500,000
CAMPECHE	ESTATAL	PROYECTOS ESPECIALES Y PROGRAMA DE FORMACIÓN	5,000,000
CAMPECHE	ESTATAL	REHABILITACIÓN DE LA CASA DE CULTURA DE CIUDAD DEL CARMEN	2,000,000
CAMPECHE	ESTATAL	RESTAURACIÓN Y ACONDICIONAMIENTO DE ESPACIO CULTURAL DEL ESTADO DE CAMPECHE	1,500,000
CAMPECHE	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA CAMPECHE-CHAMPOTÓN	2,000,000
CAMPECHE	NO GUBERNAMENTAL	REHABILITACIÓN DEL TEMPLO SAN JOAQUÍN	1,000,000
CHIAPAS	PALENQUE	FESTIVAL JAGUAR	1,000,000
CHIAPAS	CHIAPA DE CORZO	ADECUACIÓN MUSEOGRÁFICA DEL MUSEO DE ARQUEOLOGÍA EN EL SITIO CHIAPA DE CORZO	4,000,000
CHIAPAS	CHIAPA DE CORZO	ADECUACIÓN Y MUSEOGRAFÍA DEL MUSEO DE LA LACA Y LA SALA FRANCO LÁZARO EN EL MUNICIPIO DE CHIAPA DE CORZO	3,000,000
CHIAPAS	COMITÁN	CONSERVACIÓN Y MEJORAMIENTO DEL MUSEO DE ARTE CONTEMPORÁNEO HERMILA DOMÍNGUEZ EN EL MUNICIPIO DE COMITÁN, CHIAPAS	2,000,000
CHIAPAS	CINTALAPÁ	CONSTRUCCIÓN DE TEATRO DE LA UNIDAD DEL MUNICIPIO DE CINTALAPA, CHIAPAS	5,000,000
CHIAPAS	COMITÁN	MEJORAMIENTO DE LA CASA MUSEO "DR. BELISARIO DOMÍNGUEZ PALENCIA" EN COMITÁN DE DOMÍNGUEZ	3,000,000
CHIAPAS	COPAINALA	ESCUELA DE MARIMBA INFANTIL	1,000,000
CHIAPAS	ESTATAL	FORTALECIMIENTO DE ACERVO BIBLIOGRÁFICO PARA BIBLIOTECAS PÚBLICAS 2011	4,000,000
CHIAPAS	ESTATAL	PROYECTO DE EQUIPAMIENTO DE MOBILIARIO PARA BIBLIOTECAS PÚBLICAS 2011	2,000,000
CHIAPAS	HUEHUETÁN	CONSTRUCCIÓN DE CASA DE CULTURA	2,900,000
CHIAPAS	ESTATAL	PROYECTOS CULTURALES DE LAS LOCALIDADES DE LOBOTIC Y BATZITETIC; TAPILULA; IXHUATAN.	500,000
CHIAPAS	MOTOZINTLA	CONSTRUCCIÓN DE CASA DE CULTURA	2,900,000
CHIAPAS	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA CHIAPAS	2,000,000
CHIAPAS	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA SAN CRISTÓBAL	2,000,000
CHIAPAS	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA TAPACHULA	2,000,000
CHIAPAS	OCOSINGO	CENTRO CULTURAL BICENTENARIO	2,000,000
CHIAPAS	PUEBLO NUEVO SOLISTAHUACAN	RESTAURACIÓN DEL TEMPLO DE SAN DIONISIO MÁRTIR	3,500,000
CHIAPAS	TUXTLA GUTIÉRREZ	CREACIÓN DEL CORO DE CÁMARA DEL ESTADO DE CHIAPAS	3,500,000
CHIAPAS	TUXTLA GUTIÉRREZ	CREACIÓN DEL FESTIVAL CULTURAL ENOC CANSINO CASAHONDA	2,000,000
CHIAPAS	TUXTLA GUTIÉRREZ	ORQUESTA SINFÓNICA DE CHIAPAS	2,500,000
CHIAPAS	TUXTLA GUTIÉRREZ	PROGRAMA CULTURAL DE CHIAPAS	1,500,000
CHIAPAS	TZIMOL	CONSTRUCCIÓN DE CASA DE CULTURA	2,900,000
CHIHUAHUA	CASAS GRANDES	FESTIVAL CULTURAL REGIONAL	750,000
CHIHUAHUA	CHIHUAHUA	PROGRAMA CULTURAL 2011	3,000,000
CHIHUAHUA	CHIHUAHUA	CONSTRUCCIÓN CENTRO CULTURAL BICENTENARIO II ETAPA	7,500,000
CHIHUAHUA	CHIHUAHUA	RESTAURACIÓN CENTRO CULTURAL QUINTA CAROLINA II ETAPA	7,500,000



CHIHUAHUA	HIDALGO DEL PARRAL	CENTRO CULTURAL DE PARRAL	5,000,000
CHIHUAHUA	IGNACIO ZARAGOZA	FESTIVAL INTERCULTURAL DE IGNACIO ZARAGOZA	750,000
CHIHUAHUA	JUÁREZ	RESTAURACIÓN DE MUSEO DE LA REVOLUCIÓN EN LA FRONTERA NORTE (EXADUANA)	5,000,000
CHIHUAHUA	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA CIUDAD JUÁREZ	2,000,000
CHIHUAHUA	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA VIVE CON MÚSICA CHIHUAHUA	2,000,000
COAHUILA	ACUÑA	CONSTRUCCIÓN DE FORO AL AIRE LIBRE Y EQUIPAMIENTO EN LA MACROPLAZA DE LA CIUDAD	1,000,000
COAHUILA	ALLENDE	INFRAESTRUCTURA CULTURAL	750,000
COAHUILA	CASTAÑOS	CASA DE CULTURA - AUDITORIO "CASTAÑOS"	1,200,000
COAHUILA	CASTAÑOS	PLAZA CÍVICA	750,000
COAHUILA	CUATRO CIÉNEGAS	CONSTRUCCIÓN DEL TEATRO AL AIRE LIBRE / CONSTRUCCIÓN DE 2 PLAZAS COLONIA MAGDALENAS Y COLONIA SAN ANTONIO	1,500,000
COAHUILA	ESTATAL	REHABILITACIÓN Y EQUIPAMIENTO DEL TEATRO ISAURI MARTÍNEZ	2,500,000
COAHUILA	ESTATAL	REMODELACIÓN Y REHABILITACIÓN DEL INMUEBLE BANCO CHINO	1,500,000
COAHUILA	MÚZQUIZ	INFRAESTRUCTURA CULTURAL	750,000
COAHUILA	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA COAHUILA	2,000,000
COAHUILA	SALTILLO	DÉCIMO ENCUENTRO INTERNACIONAL DE OPERA 2011	1,500,000
COAHUILA	SALTILLO	EDICIÓN DE AUDIOLIBROS PARA INVIDENTES Y DÉBILES VISUALES	2,000,000
COAHUILA	SALTILLO	MANTENIMIENTO DEL TEATRO DE LA CIUDAD "FERNANDO SOLER"	1,850,000
COAHUILA	SAN BUENAVENTURA	INFRAESTRUCTURA CULTURAL	750,000
COAHUILA	SAN JUAN DE SABINAS	ACABADOS Y EQUIPAMIENTO DE TEATRO JULIO ALDAMA	2,000,000
COAHUILA	TORREÓN	CAMERATA DE COAHUILA: PROYECTO DE CONCIERTOS POPULARES	3,000,000
COAHUILA	TORREÓN	CAPACITACIÓN Y COMPRA DE INSTRUMENTOS PARA EL INSTITUTO DE MÚSICA "SANTA CECILIA"	150,000
COAHUILA	TORREÓN	REMODELACIÓN TEATRO ALFONSO GARIBAY	2,000,000
COAHUILA	VIESCA	RESTAURACIÓN DE LA EX-HACIENDA DE SANTA ANA DE LOS HORNOS	2,000,000
COLIMA	VILLA DE ÁLVAREZ	FERIA DE VILLA DE ÁLVAREZ (MOTIVO DE ENTRADA)	1,500,000
COLIMA	VILLA DE ÁLVAREZ	REHABILITACIÓN MUSEO CHARRO TAURINO	1,500,000
COLIMA	VILLA DE ÁLVAREZ	TEATRO DEL PUEBLO, MUNICIPIO DE VILLA DE ÁLVAREZ	10,000,000
DISTRITO FEDERAL	ALVARO OBREGÓN	ACTIVIDADES CULTURALES PARA NIÑOS INDÍGENAS QUE VIVEN EN SITUACIÓN DE POBREZA EN LOS ALTOS DE CHIAPAS	1,000,000
DISTRITO FEDERAL	ALVARO OBREGÓN	FESTIVAL CULTURAL Y PROMOCIÓN DE LA LECTURA	2,000,000
DISTRITO FEDERAL	AZCAPOTZALCO	FERIA DEL LIBRO DE AZCAPOTZALCO, FESTIVAL DE CINE POR LA NIÑEZ Y DEL CORAZÓN DEL MICTLAN Y REMODELACIÓN DE BIBLIOTECAS.	7,000,000
DISTRITO FEDERAL	BENITO JUÁREZ	MODERNIZACIÓN DE CASAS DE CULTURA	2,000,000
DISTRITO FEDERAL	BENITO JUÁREZ	PROYECTO DE RESTAURACIÓN "IGLESIA DE SANTA CATARINA VIRGEN Y MÁRTIR"	1,000,000
DISTRITO FEDERAL	COYOACÁN	CASA DE CULTURA JESÚS REYES HEROLES	2,000,000
DISTRITO FEDERAL	COYOACÁN	CULTURA CERCA DE TU COMUNIDAD	1,500,000
DISTRITO FEDERAL	COYOACÁN	PROGRAMA DE FOMENTO Y DIFUSIÓN DE LA EDUCACIÓN Y CULTURA MUSICAL	5,000,000
DISTRITO FEDERAL	COYOACÁN	PROMOCIÓN DE CULTURA Y DESARROLLO COMUNITARIO	2,000,000
DISTRITO FEDERAL	COYOACÁN	PROMOCIÓN Y DIFUSIÓN DE LAS ARTES ESCÉNICAS 2011	1,000,000
DISTRITO FEDERAL	COYOACÁN	PROYECTO DE ACTIVIDADES CULTURALES, EXPOSICIONES, RENOVACIÓN MUSEOGRÁFICA Y RESTAURACIÓN DE OBRA DE LOS MUSEOS DIEGO RIVERA - ANAHUACALLI Y FRIDA KHALO 2011	2,000,000
DISTRITO FEDERAL	COYOACÁN	RESTAURACIÓN INTEGRAL DEL MONUMENTO HISTÓRICO Y DEL RETABLO	1,000,000
DISTRITO FEDERAL	COYOACÁN	TEMPLO Y SANTUARIO DE NUESTRA SEÑORA DEL CARMEN EN SAN ÁNGEL	3,000,000
DISTRITO FEDERAL	CUAJIMALPA DE MORELOS	PROGRAMA CULTURAL 2011	2,000,000

DISTRITO FEDERAL	CUAUHTÉMOC	ESTAMPAS INDEPENDENCIA Y REVOLUCIÓN	400,000
DISTRITO FEDERAL	CUAUHTÉMOC	FESTIVAL DE CINE DOCUMENTAL AMBULANTE	4,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	REALIZACIÓN DE 40 PARTITURAS PARA LA ÓPERA SOR JUANA	1,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	BASÍLICA DE GUADALUPE	30,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	FESTIVAL INTERNACIONAL DE CINE DE MORELIA	3,500,000
DISTRITO FEDERAL	CUAUHTÉMOC	PLAZA TORRES QUINTERO	1,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	REHABILITACIÓN DE LA CASA DEL HIJO DEL AHIZOTE	1,500,000
DISTRITO FEDERAL	CUAUHTÉMOC	REHABILITACIÓN DEL EDIFICIO MINA NO. 150 ASOCIACIÓN DE ESCRITORES INDÍGENAS	1,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	REHABILITACIÓN DEL EDIFICIO REGINA 66, MUSEO DE DERECHOS HUMANOS	1,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	RESTAURACIÓN CASA ANTONIETA RIVAS MERCADO	3,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	X ENCUENTRO INTERNACIONAL DE OPERA 2011	1,000,000
DISTRITO FEDERAL	ESTATAL	ACTIVIDADES COMUNITARIAS Y DIFUSIÓN DEL PATRIMONIO CULTURAL	2,000,000
DISTRITO FEDERAL	ESTATAL	ENSAMBLE DE ALIENTOS DE LA CIUDAD DE MÉXICO, EQUIPAMIENTO	1,000,000
DISTRITO FEDERAL	ESTATAL	FESTIVAL DE LA CIUDAD DE MÉXICO	8,500,000
DISTRITO FEDERAL	ESTATAL	MÚSICA VIVA EN PLAZAS PÚBLICAS	5,000,000
DISTRITO FEDERAL	ESTATAL	ORQUESTAS DE LA CIUDAD DE MÉXICO	2,000,000
DISTRITO FEDERAL	ESTATAL	RECUPERACIÓN DE ESPACIOS CULTURALES EN LA CIUDAD	20,000,000
DISTRITO FEDERAL	ESTATAL	RED DE FOMENTO CULTURAL	2,000,000
DISTRITO FEDERAL	ESTATAL	TEATRO BLANQUITO ITINERANTE	500,000
DISTRITO FEDERAL	GUSTAVO A. MADERO	PROGRAMA CULTURAL TEPOTZOTLÁN A TRAVÉS DE SUS SIGLOS	1,500,000
DISTRITO FEDERAL	GUSTAVO A. MADERO	PROGRAMA GENERAL DE REHABILITACIÓN 2007 2011	10,000,000
DISTRITO FEDERAL	IZTAPALAPA	FESTIVAL NACIONAL DE CORTOMETRAJE "PROYECCIÓN CORTA 2011"	1,000,000
DISTRITO FEDERAL	IZTAPALAPA	PROGRAMA DE APOYO A ORQUESTAS JUVENILES	2,000,000
DISTRITO FEDERAL	MIGUEL HIDALGO	BALLENA GRIS ORGULLOSAMENTE MEXICANA	3,000,000
DISTRITO FEDERAL	MIGUEL HIDALGO	CULTURA PATRIMONIAL PARA EL BARRIO DE TACUBAYA	4,500,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	ACADEMIA MEXICANA DE LA LENGUA	2,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	BAZAR ARTESANAL DE COMERCIO JUSTO EN LA CIUDAD DE MÉXICO CON PARTICIPACIÓN DE PEQUEÑOS PRODUCTORES DE ZONAS RURALES MARGINADAS	1,500,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	CAMINANDO POR LA CULTURA MEXICANA	5,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	CON LETRAS DE ORO	1,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	CONCURSO DE MÚSICA: MÉXICO 2010	1,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	CREACIÓN DEL CENTRO DE PRODUCCIÓN CULTURAL MULTIMEDIA PARA EL IMPULSO DEL DESARROLLO SOCIAL	1,500,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	DESARROLLO CULTURAL COMUNITARIO	2,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	DOCS DF2010	1,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	EXPOSICIÓN FOTOGRÁFICA DE LA REVOLUCIÓN MEXICANA	1,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	FORMACIÓN DE JÓVENES COMO PROMOTORES CULTURALES "RECORRIENDO LA HISTORIA DE NUESTRO PAÍS"	1,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	JULIO CARRASCO MURAL BICENTENARIO	2,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA CIUDAD DE MÉXICO	2,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA CIUDAD DE MÉXICO-NORTE	2,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA INDIOS VERDES	2,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA MIGUEL HIDALGO	2,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	PABELLÓN DE MÉXICO EN LA CUADRIENAL DE PRAGA 2011	1,650,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	PRIMER CONCURSO DE HISTORIETA "PROPUESTAS CREATIVAS CON RESPONSABILIDAD SOCIAL"	2,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	PRODUCCIÓN ESCÉNICA DEL BALLET FOLKLÓRICO DE AMALIA HERNÁNDEZ	500,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	PROGRAMA CULTURAL DE ARTISTAS CON DISCAPACIDAD	400,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	PROGRAMA DE CREACIÓN DE PÚBLICOS EN EL D.F.	4,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	PROGRAMA DE DESARROLLO MUSICAL Y FORMACIÓN DE LA ORQUESTA SINFÓNICA POPULAR	3,000,000



DISTRITO FEDERAL	NO GUBERNAMENTAL	PROGRAMA PRIMAVERA- INVIERNO DE TALLERES CULTURALES, EVENTOS ARTÍSTICOS Y ARTESANALES EN NEZAHUALCÓYOTL	500,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	PROYECTO DE CREACIÓN MUSICAL: DIÁLOGO INTERCULTURAL NORTE-SUR, BOLERO POSMODERNO	2,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	RESTAURACIÓN DE LA ARCADA MONUMENTAL Y DEL SISTEMA DE INGENIERÍA HIDRÁULICA - PATRONATO ACUEDUCTO TEMBLEQUE	6,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	TRANSVERSALES 2011	1,000,000
DISTRITO FEDERAL	NO GUBERNAMENTAL	UNA NACIÓN DICIENTE	700,000
DISTRITO FEDERAL	TLÁHUAC	REHABILITACIÓN DE CASAS DE CULTURA	7,000,000
DISTRITO FEDERAL	TLALPAN	FORMACIÓN CULTURAL	1,500,000
DISTRITO FEDERAL	XOCHIMILCO	MANTENIMIENTO AL MUSEO DOLORES OLMEDO	500,000
DURANGO	DURANGO	MUSEOGRAFÍA Y EQUIPAMIENTO DEL MUSEO NACIONAL DEL GENERAL FRANCISCO VILLA	10,000,000
DURANGO	DURANGO	SEGUNDA ETAPA DEL CENTRO CULTURAL Y DE CONVENCIONES BICENTENARIO	5,000,000
DURANGO	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA DURANGO	2,000,000
GUANAJUATO	CELAYA	CONSERVATORIO DE MÚSICA Y ARTES DE CELAYA	2,500,000
GUANAJUATO	ESTATAL	PROGRAMA CULTURAL 2011 - DEL ESTADO DE GUANAJUATO	7,500,000
GUANAJUATO	GUANAJUATO	REHABILITACIÓN DE LOS PARQUES PARA ESPECTÁCULOS CULTURALES	3,000,000
GUANAJUATO	LEÓN	PROYECTO DEL MUSEO DE LAS IDENTIDADES LEONESAS	16,400,000
GUANAJUATO	VILLAGRÁN	CENTRO CULTURAL OTOMÍ	5,000,000
GUANAJUATO	COMONFORT	RESCATE DEL CENTRO HISTÓRICO	8,300,000
GUANAJUATO	SANTA CATARINA	CONSTRUCCIÓN AUDITORIO MUNICIPAL	5,000,000
GUANAJUATO	OCAMPO	CONSTRUCCIÓN AUDITORIO MUNICIPAL	6,000,000
GUANAJUATO	CELAYA	REHABILITACIÓN CULTURAL DE CASAS AGRARIAS	500,000
GUANAJUATO	GUANAJUATO	REHABILITACIÓN CULTURAL DE CASAS AGRARIAS	2,000,000
GUANAJUATO	PÉNJAMO	REHABILITACIÓN CULTURAL DE CASAS AGRARIAS	500,000
GUANAJUATO	SAN LUIS DE LA PAZ	REHABILITACIÓN CULTURAL DE CASAS AGRARIAS	500,000
GUANAJUATO	VALLE DE SANTIAGO	REHABILITACIÓN CULTURAL DE CASAS AGRARIAS	500,000
GUANAJUATO	SALVATIERRA	REHABILITACIÓN DE LA EXHACIENDA DE SANTO TOMÁS HUATZIANDEO	5,200,000
GUANAJUATO	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA DOLORES-HIDALGO	2,000,000
GUANAJUATO	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA GUANAJUATO	2,000,000
GUANAJUATO	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA VIVE CON MÚSICA GUANAJUATO	2,000,000
GUANAJUATO	SILAO	REMODELACIÓN DE LA PARROQUIA PRINCIPAL DEL MUNICIPIO DE SILAO - PARROQUIA DE SANTIAGO APÓSTOL	7,000,000
GUERRERO	ACAPULCO	FESTIVAL DE JAZZ	1,000,000
GUERRERO	AJUCHITLÁN DEL PROGRESO	CONSTRUCCIÓN DE LA CASA DE LA CULTURA EN LA COMUNIDAD DE CORRAL FALSO	500,000
GUERRERO	TLAPEHUALA	RESTAURACIÓN DE LA IGLESIA PRINCIPAL DE LA COMUNIDAD DE POLIUTLA	250,000
GUERRERO	AJUCHITLÁN DEL PROGRESO	RESTAURACIÓN DEL KIOSCO EN LA COMUNIDAD DE VILLA NICOLÁS	500,000
GUERRERO	COYUCA DE CATALÁN	RESTAURACIÓN DE LA IGLESIA DE COYUCA DE CATALÁN, CABECERA MUNICIPAL	500,000
GUERRERO	TLALCHAPA	RESTAURACIÓN DE LA IGLESIA PRINCIPAL DE TLALCHAPA	500,000
GUERRERO	ZIRÁNDARO	RESTAURACIÓN DE LA IGLESIA PRINCIPAL DE ZIRÁNDARO	400,000
GUERRERO	CUTZAMALA DE PINZÓN	RESTAURACIÓN DE LA IGLESIA DE CUTZAMALA DE PINZÓN	600,000
GUERRERO	ARCELIA	RESTAURACIÓN DE LA IGLESIA PRINCIPAL DE ARCELIA	400,000
GUERRERO	PUNGARABATO	RESTAURACIÓN DE LA IGLESIA PRINCIPAL DE ALTAMIRANO	1,000,000
GUERRERO	SAN MIGUEL TOTOLAPAN	RESTAURACIÓN DE LA IGLESIA EN LA COMUNIDAD DE CORONILLAS	100,000
GUERRERO	ACAPULCO	CONCHA ACÚSTICA EN SINFONÍA DEL MAR	2,250,000
GUERRERO	ACAPULCO	CONTINUACIÓN DE LA REHABILITACIÓN DEL FORTÍN ÁLVAREZ Y CONVERSIÓN A MUSEO LUDOTECA INFANTIL	3,750,000
GUERRERO	ACAPULCO	CONTINUACIÓN DE LA REMODELACIÓN DEL TEATRO DOMINGO SOLER	500,000
GUERRERO	ATOYAC DE ÁLVAREZ	REMODELACIÓN DE CASA DE LA CULTURA	1,500,000

GUERRERO	CHILPANCINGO	REAPERTURA DEL CENTRO INFANTIL DE RECREACIÓN, CIENCIA Y CULTURA. REHABILITACIÓN DEL VAGÓN DE LA CIENCIA	5,000,000
GUERRERO	COCULA	RESTAURACIÓN DE LA PARROQUIA DE APIPILULCO	250,000
GUERRERO	FLORENCIO VILLARREAL	CONSTRUCCIÓN DE LA CASA DE CULTURA "COSTA CHICA"	4,000,000
GUERRERO	HUAMUXTITLÁN	CONSTRUCCIÓN DE MUSEO COMUNITARIO "RENACIMIENTO INDÍGENA"	2,000,000
GUERRERO	IGUALA DE LA INDEPENDENCIA	3ER ETAPA DE LA REMODELACIÓN DEL MUSEO A LA BANDERA Y SANTUARIO A LA PATRIA	2,000,000
GUERRERO	IXCATEOPAN DE CUAUHTÉMOC	RESTAURACIÓN DE LA ANTIGUA IGLESIA DE SANTA MARÍA DE LA ASUNCIÓN	1,500,000
GUERRERO	MALINALTEPEC	DOTACIÓN DE INSTRUMENTOS DE ALIENTO Y METALES A 200 AGRUPACIONES MUSICALES, CONFORMADAS POR JÓVENES INDÍGENAS	5,000,000
GUERRERO	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA ACAPULCO	2,000,000
GUERRERO	TECOANAPA	CONSTRUCCIÓN DE LA BIBLIOTECA EN LA COMUNIDAD DE "EL PERICÓN" EN EL MUNICIPIO DE TECOANAPA	1,000,000
GUERRERO	XALPATLÁHUAC	CASA DE LA CULTURA	2,000,000
GUERRERO	ZIHUATANEJO DE AZUETA	AMPLIACIÓN DE LA CASA DE CULTURA ZIHUATANEJO DE AZUETA	1,000,000
HIDALGO	ESTATAL	FORTALECIMIENTO DE LA INFRAESTRUCTURA CULTURAL	6,500,000
HIDALGO	ESTATAL	OPERACIÓN Y MANTENIMIENTO DE LA RED ESTATAL DE MUSEOS	5,500,000
HIDALGO	ESTATAL	REGISTRO DEL PATRIMONIO CULTURAL	3,000,000
HIDALGO	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA HIDALGO	2,000,000
HIDALGO	TEPEAPULCO	FORTALECIMIENTO DE LA INFRAESTRUCTURA CULTURAL	2,000,000
JALISCO	ACATIC	BUTACAS AUDITORIO CASA DE LA CULTURA	500,000
JALISCO	ACATIC	CONSTRUCCIÓN DE SALÓN DE BAILE EN LA CASA DE LA CULTURA	500,000
JALISCO	AHUALULCO	IV ETAPA DE RESTAURACIÓN DE LA TORRE CAMPANARIO DE AHUALULCO DEL MERCADO	1,300,000
JALISCO	ALTOS DE JALISCO	ILUMINACIÓN ARTÍSTICA DE EDIFICIOS CON VALOR ARTÍSTICO Y CULTURAL EN LOS ALTOS DE JALISCO	9,500,000
JALISCO	ALTOS DE JALISCO	PROMOCIÓN Y DIFUSIÓN CULTURAL DE LOS ALTOS DE JALISCO	500,000
JALISCO	ATOTONILCO EL ALTO	RESTAURACIÓN DE LOS MURALES PARROQUIA SAN MIGUEL ARCÁNGEL	800,000
JALISCO	CAÑADAS DE OBREGÓN	RESTAURACIÓN PARROQUIA NUESTRA SEÑORA DE LA LUZ	800,000
JALISCO	COCULA	MUSEO DE ARTE SACRO	1,000,000
JALISCO	COLOTLÁN	SEGUNDA ETAPA DE REHABILITACIÓN DEL TEMPLO SAN LUIS OBISPO DE COLOTLÁN	1,000,000
JALISCO	CONCEPCIÓN DE BUENOS AIRES	CONSTRUCCIÓN DEL MUSEO MUNICIPAL DE ANTROPOLOGÍA E HISTORIA	1,000,000
JALISCO	ESTATAL	PROGRAMA CULTURAL 2011 - DEL ESTADO DE JALISCO	7,500,000
JALISCO	ETZATLÁN	ALUMBRADO DE LA PARROQUIA DE ETZATLÁN	700,000
JALISCO	ETZATLÁN	CONSERVACIÓN Y RESTAURACIÓN DE LA PARROQUIA DE ETZATLÁN JALISCO	1,300,000
JALISCO	GUADALAJARA	CENTRO DE CONVENCIONES Y ESPECTÁCULOS JALISCO	35,000,000
JALISCO	GUADALAJARA	CONJUNTO DE ARTES ESCÉNICAS DEL CENTRO CULTURAL UNIVERSITARIO	15,000,000
JALISCO	GUADALAJARA	PROGRAMAS CULTURALES DIVERSOS	1,000,000
JALISCO	HUEJÚCAR	ADQUISICIÓN DE TERRENO PARA CONSTRUCCIÓN DE LA CASA DE CULTURA EN HUEJÚCAR	1,000,000
JALISCO	HUEJUQUILLA	TERMINACIÓN DE GRADAS Y TECHO DEL LIENZO CHARRO MUNICIPAL	1,100,000
JALISCO	IRAPUATO	RESTAURACIÓN PARROQUIA DE SAN CAYETANO	1,000,000
JALISCO	LA HUERTA	REMODELACIÓN DEL TEMPLO DE LA INMACULADA CONCEPCIÓN	1,000,000
JALISCO	LA MANZANILLA DE LA PAZ	CENTRO GASTRONÓMICO Y ARTESANAL	1,000,000
JALISCO	MAGDALENA	REHABILITACIÓN CENTRO HISTÓRICO EN MAGDALENA	1,000,000
JALISCO	MEXTICACÁN	RESTAURACIÓN CASA DE LA CULTURA	700,000
JALISCO	MEZQUITIC	CONSTRUCCIÓN DE MUSEO WIXARICA	1,000,000



JALISCO	NO GUBERNAMENTAL	LEER, UNA APTITUD PARA LA VIDA - INFOLECTURA	3,000,000
JALISCO	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA VIVE CON MÚSICA JALISCO	2,000,000
JALISCO	NO GUBERNAMENTAL	PROGRAMA DE DESARROLLO CULTURAL Y EDUCATIVO	1,500,000
JALISCO	OCONAGUA	PROYECTO DE INVESTIGACIÓN ARQUEOLÓGICA DEL PALACIO DE OCOMO EN OCONAGUA	2,152,250
JALISCO	OCONAGUA	REHABILITACIÓN DE IMAGEN URBANA DE OCONAGUA	750,000
JALISCO	PONCITLÁN	ISLA DE MEZCALA EN PONCITLÁN	1,500,000
JALISCO	PUERTO VALLARTA	PROGRAMAS CULTURALES DIVERSOS	1,000,000
JALISCO	SAN DIEGO DE ALEJANDRÍA	CONSTRUCCIÓN PARA ESPACIOS CULTURALES EN PRESIDENCIA MUNICIPAL	1,000,000
JALISCO	SAN IGNACIO CERRO GORDO	RESTAURACIÓN DE LA PLAZA PRINCIPAL	1,250,000
JALISCO	SAN JUANITO DE ESCOBEDO	MAPIFICACIÓN Y DELIMITACIÓN DE LA ISLA DE ATITLÁN POR SUS ZONAS ALEDAÑAS	533,000
JALISCO	SAN JULIÁN	MUSEO CRISTERO	1,000,000
JALISCO	SAN JULIÁN	RESTAURACIÓN DE LA TORRE DE LA PARROQUIA DEL MUNICIPIO	400,000
JALISCO	SAN MARCOS ARTEAGA	IGLESIA DE SAN MARCOS	350,000
JALISCO	SAN MARCOS ARTEAGA	IGLESIA DE SAN SEBASTIÁN	200,000
JALISCO	TAPALPA	EQUIPAMIENTO DEL TEATRO AUDITORIO CITAC	1,000,000
JALISCO	TEPATITLÁN DE MORELOS	ASOCIACIÓN DE CHARROS CAPILLA DE GUADALUPE VESTUARIO	200,000
JALISCO	TEPATITLÁN DE MORELOS	CONSTRUCCIÓN CASA DE LA CULTURA	1,000,000
JALISCO	TEPATITLÁN DE MORELOS	PROMOCIÓN DE LA CULTURA	800,000
JALISCO	TEQUILA	SEGUNDA ETAPA DE LA CASA DE CULTURA	1,000,000
JALISCO	TEQUILA	TEMPLO EN SAN PEDRO ANALCO	200,000
JALISCO	TEQUILA	TEMPLO PURÍSIMA CONCEPCIÓN	500,000
JALISCO	TLAQUEPAQUE	PROGRAMAS CULTURALES DIVERSOS	1,000,000
JALISCO	TONALÁ	PROGRAMAS CULTURALES DIVERSOS	1,000,000
JALISCO	VALLE DE GUADALUPE	RESTAURACIÓN DE LA PARROQUIA DE LA VIRGEN DE GUADALUPE	1,000,000
JALISCO	YAHUALICA DE GONZÁLEZ GALLO	BALLET BICENTENARIO	200,000
JALISCO	YAHUALICA DE GONZÁLEZ GALLO	CONSTRUCCIÓN CASA DEL MÚSICO	1,000,000
JALISCO	YAHUALICA DE GONZÁLEZ GALLO	RESTAURACIÓN 2DA PARTE DE LA PARROQUIA DE LA INMACULADA CONCEPCIÓN	1,000,000
JALISCO	YAHUALICA DE GONZÁLEZ GALLO	RESTAURACIÓN DE PRESIDENCIA MUNICIPAL	2,000,000
MÉXICO	ACOLMAN	CONSTRUCCIÓN DE CASA DE CULTURA, CABECERA MUNICIPAL	1,000,000
MÉXICO	ACULCO	CONSTRUCCIÓN DEL AUDITORIO MUNICIPAL	1,000,000
MÉXICO	AXAPUSCO	ACERCANDO LA CULTURA AL MEDIO RURAL	500,000
MÉXICO	CHIMALHUACÁN	APOYO A BANDAS MUSICALES EN EL MUNICIPIO	10,000,000
MÉXICO	CHIMALHUACÁN	2A ETAPA Y EQUIPAMIENTO DE BIBLIOTECA MUNICIPAL	2,000,000
MÉXICO	COACALCO DE BERRIOZÁBAL	REHABILITACIÓN DE LA BIBLIOTECA MUNICIPAL	2,500,000
MÉXICO	ESTATAL	ORQUESTA SINFÓNICA DEL ESTADO DE MÉXICO	3,000,000
MÉXICO	HUEHUETOCA	CONSTRUCCIÓN DE ARCOS CONMEMORATIVOS AL BICENTENARIO DE LA INDEPENDENCIA, EN ACCESOS PRINCIPALES	1,500,000
MÉXICO	HUEHUETOCA	CONSTRUCCIÓN DE CONCHA ACÚSTICA, SAN MIGUEL JAGÜEYES	1,000,000
MÉXICO	HUIXQUILUCAN	CONSTRUCCIÓN DE MUSEO MUNICIPAL	3,500,000
MÉXICO	TONANITLA	CONSTRUCCIÓN DEL CENTRO CULTURAL TONANITLA, MÉX.	13,860,900
MÉXICO	TONANITLA	CONSTRUCCIÓN DE BIBLIOTECA MUNICIPAL	5,530,750
MÉXICO	IXTAPALUCA	CONSTRUCCIÓN DE CASA DE CULTURA EN LA UNIDAD HABITACIONAL "LAS PALMAS, HACIENDA", SECCIÓN UNO, EN EL MUNICIPIO DE IXTAPALUCA, ESTADO DE MÉXICO	1,500,000
MÉXICO	IXTAPALUCA	CONSTRUCCIÓN Y EQUIPAMIENTO DE UNA BIBLIOTECA DEL TECNOLÓGICO DE ESTUDIOS SUPERIORES DE IXTAPALUCA	1,500,000



MÉXICO	JILOTEPEC	CONSTRUCCIÓN Y EQUIPAMIENTO DE BIBLIOTECA EN EL TECNOLÓGICO DE ESTUDIOS SUPERIORES DE JILOTEPEC	1,500,000
MÉXICO	METEPEC	CONSTRUCCIÓN DE UN CENTRO DE CONVENCIONES: PLAZA FERIAL METEPEC	3,000,000
MÉXICO	NAUCALPAN DE JUÁREZ	CAMERATA DE NAUCALPAN	1,500,000
MÉXICO	NAUCALPAN DE JUÁREZ	CONSTRUCCIÓN CENTRO CULTURAL NAUCALPAN DE JUÁREZ	4,000,000
MÉXICO	NAUCALPAN DE JUÁREZ	REPRESENTACIONES TEATRALES ANJOU	2,000,000
MÉXICO	NETZAHUALCÓYOTL	CONSTRUCCIÓN DE BIBLIOTECA VIRTUAL	5,000,000
MÉXICO	NEXTLALPAN	CONSTRUCCIÓN Y EQUIPAMIENTO DEL CENTRO CULTURAL BICENTENARIO	2,500,000
MÉXICO	NO GUBERNAMENTAL	ESPACIOS Y EVENTOS CULTURALES. PROMOCIÓN DE ACTIVIDADES ARTÍSTICAS, CULTURALES Y ARTESANALES ENTRE LA POBLACIÓN DE COMUNIDADES DEL MUNICIPIO	1,500,000
MÉXICO	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA BICENTENARIO	2,000,000
MÉXICO	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA NEZAHUALCÓYOTL	2,000,000
MÉXICO	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA VALLE DE BRAVO	2,000,000
MÉXICO	NO GUBERNAMENTAL	PROGRAMA DE MASIFICACIÓN DE LECTORES - ASOCIACIÓN DE CREADORES PARA EL DESARROLLO SOCIAL A.C.	2,000,000
MÉXICO	SAN FELIPE DEL PROGRESO	FESTIVAL DE LA CULTURA MAZAHUA	1,000,000
MÉXICO	SAN MARTÍN DE LAS PIRÁMIDES	TERMINACIÓN DE CASA DE CULTURA, CABECERA MUNICIPAL	1,500,000
MÉXICO	TEJUPILCO	CONSTRUCCIÓN DEL RECINTO FERIAL REGIONAL	1,500,000
MÉXICO	TEPETLAOXTOC	SEGUNDA ETAPA REMODELACIÓN INMUEBLE Y ARTE COLONIAL	4,000,000
MÉXICO	TOLUCA	CONSTRUCCIÓN Y EQUIPAMIENTO DEL TEATRO UNIVERSITARIO LOS JAGUARES, UNIVERSIDAD AUTÓNOMA DEL ESTADO DE MÉXICO	3,000,000
MÉXICO	TOLUCA	PROMOVER Y ACELERAR LA ENSEÑANZA MUSICAL	3,000,000
MÉXICO	TULTEPEC	TERMINACIÓN Y EQUIPAMIENTO DE LA CASA DE CULTURA "VÍCTOR URBÁN VELASCO"	2,000,000
MICHOACÁN	AGUILILLA	CASA DE CULTURA	200,000
MICHOACÁN	ANGAMACUTIRO	CONSTRUCCIÓN DE CASA DE CULTURA 2a ETAPA	300,000
MICHOACÁN	CONTEPEC	CONCLUSIÓN DE EQUIPAMIENTO DEL CINE TEATRO MELCHOR OCAMPO	4,271,963
MICHOACÁN	CHARO	ANTIGUO CONVENTO DE SAN MIGUEL ARCÁNGEL	2,000,000
MICHOACÁN	COJUMATLÁN DE RÉGULES	PROGRAMA CONSTRUCCIÓN DE CASA DE CULTURA 2DA ETAPA	500,000
MICHOACÁN	HUANIQUEO DE MORALES	CONSTRUCCIÓN CASA DE LA CULTURA	1,000,000
MICHOACÁN	JIQUILPAN	LA MÚSICA COMO UN CANTO A LA ESPERANZA	500,000
MICHOACÁN	LA PIEDAD	BIBLIOTECA REGIONAL "JOSÉ HERNÁNDEZ MORENO", SEGUNDA ETAPA	1,000,000
MICHOACÁN	MARAVATÍO	REMODELACIÓN TEATRO MORELOS DE MARAVATÍO	1,000,000
MICHOACÁN	MORELIA	1RA ETAPA DE LA RESTAURACIÓN DEL TEMPLO DE SAN NICOLÁS OBISPO	1,500,000
MICHOACÁN	MORELIA	CONECTADOS POR LA CULTURA	300,000
MICHOACÁN	MORELIA	FESTIVAL INTERNACIONAL DEL CINE DE MORELIA	3,500,000
MICHOACÁN	MORELIA	REHABILITACIÓN DE LA CAPILLA DE SANTA MARÍA DE GUIDO, SEGUNDA ETAPA	1,000,000
MICHOACÁN	MORELIA	TEATRO BICENTENARIO MATAMOROS	18,000,000
MICHOACÁN	NAHUATZEN	CASA DE CULTURA	200,000
MICHOACÁN	NO GUBERNAMENTAL	DESARROLLO CULTURAL EN TU COMUNIDAD	1,500,000
MICHOACÁN	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA MICHOACÁN	2,000,000
MICHOACÁN	PAJACUARÁN	CONSTRUCCIÓN Y/O HABILITACIÓN DE CASA DE CULTURA	1,000,000
MICHOACÁN	PARACHO	CASA DE CULTURA	300,000
MICHOACÁN	PÁTZCUARO	RESTAURACIÓN OBRA PICTÓRICA CASA DE LOS ONCE PATIOS PÁTZCUARO	200,000
MICHOACÁN	PÁTZCUARO	PROGRAMA DE INSTRUMENTOS MUSICALES ORQUESTAS SINFÓNICAS INFANTILES	1,000,000
MICHOACÁN	QUIROGA	PROGRAMA DE INSTRUMENTOS MUSICALES ORQUESTAS SINFÓNICAS INFANTILES	150,000



MICHOACÁN	ERONGARÍCUARO	PROGRAMA DE INSTRUMENTOS MUSICALES ORQUESTAS SINFÓNICAS INFANTILES	150,000
MICHOACÁN	TURICATO	PROGRAMA DE INSTRUMENTOS MUSICALES ORQUESTAS SINFÓNICAS INFANTILES	200,000
MICHOACÁN	HUETAMO	PROGRAMA DE INSTRUMENTOS MUSICALES ORQUESTAS SINFÓNICAS INFANTILES	300,000
MICHOACÁN	PURUÁNDIRO	CASA DE CULTURA	500,000
MICHOACÁN	QUERÉNDARO	EQUIPAMIENTO DE LA CASA DE LA CULTURA DE LA LOCALIDAD DE QUERÉNDARO	1,000,000
MICHOACÁN	TUXPAN	MUSEO DE TUXPAN	1,000,000
MICHOACÁN	TZINTZUNTZAN	CENTRO DE INTERPRETACIÓN RUTA DE DON VASCO	14,000,000
MICHOACÁN	URUAPAN	ORQUESTA INFANTIL Y JUVENIL DE URUAPAN	1,000,000
MICHOACÁN	VENUSTIANO CARRANZA	CONSTRUCCIÓN Y/O HABILITACIÓN DE CASA DE CULTURA	1,000,000
MICHOACÁN	ZINAPÉCUARO	EQUIPAMIENTO TEATRO HIDALGO	1,000,000
MORELOS	CUAUTLA	PROYECTOS DE INFRAESTRUCTURA CULTURAL	1,300,000
MORELOS	CUERNAVACA	MUSEO EGIPCIO LATINOAMERICANO	1,000,000
MORELOS	ESTATAL	PROGRAMA CULTURAL 2011 - DEL ESTADO DE MORELOS	7,500,000
MORELOS	JIUTEPEC	REHABILITACIÓN CENTRO CULTURAL QUETZALCÓATL	1,000,000
MORELOS	NO GUBERNAMENTAL	MURAL DE LA REVOLUCIÓN	1,000,000
MORELOS	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA VIVE CON MÚSICA MORELOS	2,000,000
MORELOS	TEMIXCO	CONSTRUCCIÓN DEL CENTRO CULTURAL TEMIXCO	1,000,000
MORELOS	TEMIXCO	REHABILITACIÓN BIBLIOTECA DE CUENTEPEC	600,000
MORELOS	TEPOZTÁN	REHABILITACIÓN DEL CENTRO CULTURAL TEPOZTLÁN	500,000
MORELOS	TLALTIZAPÁN	RESTAURACIÓN DE MONUMENTOS HISTÓRICOS	500,000
MORELOS	TLAYACAPAN	REHABILITACIÓN DEL CENTRO CULTURAL LA CERERÍA	800,000
NAYARIT	EL NAYAR	PROYECTO DE INTERVENCIÓN DE LA CAPILLA DE SANTA TERESA	5,000,000
NAYARIT	EL NAYAR	PROYECTO DE INTERVENCIÓN DE LA CASA REAL, SANTA TERESA	3,000,000
NAYARIT	LA YESCA	CONSTRUCCIÓN DE CASA DE CULTURA EN LA LOCALIDAD APOZOLCO	300,000
NAYARIT	LA YESCA	CONSTRUCCIÓN DE CASA DE CULTURA EN LA LOCALIDAD GUADALUPE OCOTÁN	400,000
NAYARIT	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA NAYARIT	2,000,000
NAYARIT	RUÍZ	CONSTRUCCIÓN DE LA CASA DEL MUSEO DEL FERROCARRIL, MUNICIPIO DE RUÍZ	1,500,000
NAYARIT	TUXPAN	CONSTRUCCIÓN DE LA TERCERA ETAPA DEL TEATRO MUNICIPAL	400,000
NAYARIT	TUXPAN	CONSTRUCCIÓN TERCERA ETAPA TEATRO BICENTENARIO, MUNICIPIO DE TUXPAN	2,500,000
NUEVO LEÓN	ESTATAL	PROGRAMA DE APOYO A LA POLÍTICA CULTURAL DEL ESTADO	3,000,000
NUEVO LEÓN	GARCÍA	MUSEO DE PALEONTOLOGÍA E HISTORIA DE GARCÍA	1,500,000
NUEVO LEÓN	MONTERREY	MUSEO DE ARTE CONTEMPORÁNEO DE MONTERREY	1,000,000
NUEVO LEÓN	MONTERREY	PARQUE DEPORTIVO Y CULTURAL SAN BERNABÉ	4,000,000
NUEVO LEÓN	MONTERREY	MUSEO NACIONAL DE HISTORIA NATURAL EN LA NAVE LEWIS DEL PARQUE FUNDIDORA	50,000,000
NUEVO LEÓN	MONTERREY	PROYECTO DE REMODELACIÓN ALAMEDA "MARIANO ESCOBEDO"	5,000,000
NUEVO LEÓN	MONTERREY	CENTRO CULTURAL LA ALAMEDA MONTERREY	29,000,000
NUEVO LEÓN	MONTERREY	ESCUELA SUPERIOR DE MÚSICA Y DANZA DE MONTERREY	1,000,000
NUEVO LEÓN	MONTERREY	REHABILITACIÓN DE BIBLIOTECAS PÚBLICAS DEL MUNICIPIO	9,000,000
NUEVO LEÓN	MONTERREY	SOCIEDAD INTERNACIONAL DE VALORES DE ARTE MEXICANO	1,000,000
NUEVO LEÓN	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA MONTERREY	2,000,000
NUEVO LEÓN	SAN NICOLÁS DE LOS GARZA	REMODELACIÓN, ADECUACIÓN Y EQUIPAMIENTO PARA EL AUDITORIO PEDRO VARGAS	3,000,000
NUEVO LEÓN	SAN PEDRO GARZA GARCÍA	DESFILE ALEGÓRICO NAVIDEÑO	2,000,000
NUEVO LEÓN	SAN PEDRO GARZA GARCÍA	PROYECTO DE INFRAESTRUCTURA AUDITORIO SAN PEDRO	2,500,000
NUEVO LEÓN	SAN PEDRO GARZA GARCÍA	PROYECTO DE INTERVENCIÓN CULTURAL EN LA COMUNIDAD	700,000
NUEVO LEÓN	SANTA CATARINA	ADQUISICIÓN DE BIEN INMUEBLE PARA LA CREACIÓN DEL	2,764,750



		MUSEO	
NUEVO LEÓN	SANTA CATARINA	CAPACITACIÓN FORTALECIMIENTO DEL CAPITAL SOCIAL	2,000,000
OAXACA	ASUNCIÓN IXTALTEPEC	CONSTRUCCIÓN DE CASA DE CULTURA	2,000,000
OAXACA	CUICATLÁN	RESTAURACIÓN INTEGRAL DEL MONUMENTO Y RESTAURACIÓN DE LOS RETABLOS	500,000
OAXACA	ESTATAL	PROGRAMA CULTURAL 2011 - DEL ESTADO DE OAXACA	7,500,000
OAXACA	ESTATAL	RECUPERACIÓN DE ESPACIOS CULTURALES OAXAQUEÑOS	5,000,000
OAXACA	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA OAXACA	2,000,000
OAXACA	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA ZIMATLÁN	2,000,000
OAXACA	OAXACA	INSTRUMENTA 2011	3,000,000
OAXACA	OAXACA	PROGRAMA DE FORTALECIMIENTO Y PROMOCIÓN DE LA IDENTIDAD MUSICAL DE OAXACA	1,500,000
OAXACA	ESTATAL	PROGRAMAS Y PROYECTOS ESTATALES DE CULTURA	30,000,000
OAXACA	OAXACA	PROYECTO CULTURAL INTEGRAL DEL MUSEO DE LOS PINTORES OAXAQUEÑOS	500,000
OAXACA	OAXACA	PROYECTO PARA TERMINAR EL INVERNADERO EDUCATIVO EN EL JARDÍN ETNOBOTÁNICO DE OAXACA	2,000,000
OAXACA	SALINA CRUZ	PROYECTO DE DESARROLLO DE CULTURA MUNICIPAL DE SALINA CRUZ	2,000,000
OAXACA	SAN PEDRO COMITANCILLO	CONSTRUCCIÓN DE CASA DE CULTURA	3,000,000
OAXACA	TEPOSCOLULA	RESTAURACIÓN DEL CONJUNTO DE RETABLOS QUE SE LOCALIZAN AL INTERIOR DEL MONUMENTO	500,000
OAXACA	VILLA DE ZAACHILA	CENTRO DE INVESTIGACIÓN CULTURAL Y ARTÍSTICA "ZAACHILA"	5,000,000
PUEBLA	AMIXTLÁN	FESTIVAL CULTURAL MUNICIPAL	500,000
PUEBLA	ESTATAL	PROGRAMA CULTURAL 2011 - DEL ESTADO DE PUEBLA	7,500,000
PUEBLA	HUAUCHINANGO	CONSTRUCCIÓN DE CASA DE CULTURA	1,000,000
PUEBLA	CUAUNTEMPAN	CONSTRUCCIÓN DE AULA DE AUTOACCESO PARA EL DESARROLLO DE HABILIDADES CULTURALES	8,535,255
PUEBLA	PUEBLA	RESCATE DE LA EXHACIENDA LA CONSTANCIA	8,000,000
PUEBLA	PUEBLA	RESTAURACIÓN DEL CENTRO CULTURAL CANTA ROSA	9,500,000
PUEBLA	PUEBLA	ORQUESTA SINFÓNICA DE PUEBLA	8,850,000
PUEBLA	ZACATLÁN	SEGUNDA ETAPA DE MANTENIMIENTO DEL CONVENTO DE ZACATLÁN, PUEBLA	9,500,000
PUEBLA	JUAN GALINDO	CONSTRUCCIÓN DE CASA DE CULTURA	1,000,000
PUEBLA	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA CHOLULA	2,000,000
PUEBLA	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA FUNDADORA	2,000,000
PUEBLA	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA JUVENIL	2,000,000
PUEBLA	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA PUEBLA	2,000,000
PUEBLA	PUEBLA	AMPLIACIÓN DE LA INFRAESTRUCTURA CULTURAL DEL CONSERVATORIO DE MÚSICA DEL ESTADO DE PUEBLA	500,000
PUEBLA	PUEBLA	CONTRAPUNTO, DESARROLLO MUSICAL DE LA CIUDAD DE PUEBLA CON EL CURADOR OMAR TORREZ	2,000,000
PUEBLA	PUEBLA	INTERVENCIÓN Y REHABILITACIÓN DE LA EX FÁBRICA "LA CONSTANCIA DE MÉXICO"	500,000
PUEBLA	TEHUACÁN	RESTAURACIÓN PALACIO DE JUSTICIA DE TEHUACÁN	500,000
PUEBLA	TEPANGO DE RODRÍGUEZ	FESTIVAL CULTURAL DE TEPANGO DE RODRÍGUEZ	500,000
QUERÉTARO	AMEALCO DE BONFIL	CASA DE CULTURA AMEALCO	1,400,000
QUERÉTARO	CADEREYTA DE MONTES	CONSTRUCCIÓN DEL MUSEO DE SITIO "TOLUQUILLA"	1,000,000
QUERÉTARO	ESTATAL	PROGRAMAS Y PROYECTOS ESTATALES DE CULTURA	10,000,000
QUERÉTARO	ESTATAL	CASA DE CULTURA DEL FALDÓN	6,500,000
QUERÉTARO	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA INDEPENDENCIA	2,000,000
QUERÉTARO	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA QUERÉTARO	2,000,000
QUERÉTARO	QUERÉTARO	480 ANIVERSARIO DE LA FUNDACIÓN DE SANTIAGO DE QUERÉTARO	1,400,000
QUERÉTARO	QUERÉTARO	BALLET FOLCLÓRICO DEL AYUNTAMIENTO	1,000,000
QUERÉTARO	SAN JUAN DEL RÍO	CONSTRUCCIÓN DEL CENTRO CULTURAL "PORTAL DEL DIEZMO"	25,000,000
QUERÉTARO	SAN JUAN DEL RÍO	CONSTRUCCIÓN DEL DESARROLLO ECOTURÍSTICO "LA	7,921,275



		MAGDALENA"	
QUERÉTARO	QUERÉTARO	CINE DE ARTE Y TALLERES INFANTILES ITINERANTES	1,000,000
QUERÉTARO	QUERÉTARO	FESTIVAL SANTIAGO DE QUERÉTARO 2011	1,000,000
QUERÉTARO	QUERÉTARO	IBÉRICA CONTEMPORÁNEA EN MÉXICO	2,000,000
QUERÉTARO	QUERÉTARO	PUESTA EN ESCENA DE LA OPERA "LA BOHEME"	1,000,000
QUERÉTARO	SAN JUAN DEL RÍO	AMPLIACIÓN BIBLIOTECA DEL PEDREGOZO	1,000,000
QUERÉTARO	TEQUISQUIAPAN	1ER FESTIVAL DE CINE TX	1,500,000
QUERÉTARO	TEQUISQUIAPAN	EL CINE EN TU COMUNIDAD (CINEBUS)	1,000,000
QUERÉTARO	TEQUISQUIAPAN	FILOSOFÍA PARA NIÑOS	1,000,000
QUERÉTARO	TEQUISQUIAPAN	FUENTES DANZARINAS PARQUE LA PILA	2,000,000
QUERÉTARO	TEQUISQUIAPAN	JARDÍN DEL ARTE	1,000,000
QUERÉTARO	TEQUISQUIAPAN	REHABILITACIÓN DEL CALLEJÓN DEL PIOJO PARA SALA DE EXPOSICIÓN	2,000,000
QUINTANA ROO	ESTATAL	BALLET DE QUINTANA ROO	750,000
QUINTANA ROO	ESTATAL	FESTIVAL DE CULTURA DEL CARIBE	2,500,000
QUINTANA ROO	JOSÉ MARÍA MORELOS	CENTRO CULTURAL BICENTENARIO	18,953,000
QUINTANA ROO	ESTATAL	MUSEO DEL MAHAHUAL	2,000,000
QUINTANA ROO	ESTATAL	ORQUESTA SINFÓNICA DE QUINTANA ROO	2,750,000
QUINTANA ROO	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA QUINTANA ROO	2,000,000
SAN LUIS POTOSÍ	ESTATAL	DIVERSOS PROYECTOS CULTURALES DEL ESTADO	3,000,000
SAN LUIS POTOSÍ	MATEHUALA	CONSTRUCCIÓN DE LA CASA DE LA CULTURA DE LA SECCIÓN ORIENTE DE LA CABECERA MUNICIPAL MATEHUALA	1,500,000
SAN LUIS POTOSÍ	NO GUBERNAMENTAL	DIFUSIÓN CULTURAL DEL ESTADO DE SAN LUIS POTOSÍ	1,500,000
SAN LUIS POTOSÍ	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA SAN LUIS POTOSÍ	2,000,000
SAN LUIS POTOSÍ	RIOVERDE	IGLESIA DE SANTA CATALINA DE ALEJANDRÍA	2,000,000
SAN LUIS POTOSÍ	SAN LUIS POTOSÍ	PATRIMONIO TANGIBLE E INTANGIBLE DEL SIGLO XX DE SAN LUIS POTOSÍ	2,000,000
SAN LUIS POTOSÍ	SAN LUIS POTOSÍ	RESTAURACIÓN DEL PALACIO MUNICIPAL	4,000,000
SAN LUIS POTOSÍ	TANLAJÁS	CONSTRUCCIÓN DE CASA DE CULTURA 2° ETAPA	1,000,000
SINALOA	AHOME	NÚCLEOS COMUNITARIOS DE APRENDIZAJE MUSICAL (MAZATLÁN, CULIACÁN, SALVADOR ALVARADO)	1,000,000
SINALOA	CULIACÁN	PROGRAMA DE INNOVACIÓN Y EDUCACIÓN	2,000,000
SINALOA	ESTATAL	PROGRAMA CULTURAL 2011 - DEL ESTADO DE SINALOA	5,500,000
SINALOA	MAZATLÁN	FESTIVAL DE CINE MAZATLÁN	1,000,000
SINALOA	NAVOLATO	CONSTRUCCIÓN DE LA BIBLIOTECA MUNICIPAL DE NAVOLATO, SINALOA	3,000,000
SINALOA	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA SINALOA	2,000,000
SONORA	BENITO JUÁREZ	CENTRO CULTURAL BEATRIZ BELTRONES RIVERA	10,000,000
SONORA	CABORCA	FIESTAS DEL 6 DE ABRIL DE H. CABORCA	3,000,000
SONORA	HERMOSILLO	BIBLIOTECAS PÚBLICAS MUNICIPALES - PROGRAMA ESTATAL	5,000,000
SONORA	HERMOSILLO	EQUIPAMIENTO Y MOBILIARIO PARA BIBLIOTECA PÚBLICA	400,000
SONORA	HERMOSILLO	TROLEBUS HISTÓRICO CULTURAL	600,000
SONORA	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA SONORA	2,000,000
SONORA	SANTA ANA	CREACIÓN DE LA BANDA SINFÓNICA DE SANTA ANA	1,200,000
TABASCO	CÁRDENAS	CASA DE CULTURA DEL MUNICIPIO DE CÁRDENAS	1,100,000
TABASCO	CÁRDENAS	MANTENIMIENTO A BIBLIOTECAS RURALES	800,000
TABASCO	CENTLA	RESTAURACIÓN Y ADECUACIÓN DE LA ANTIGUA ADUANA MARÍTIMA	2,000,000
TABASCO	CENTRO	ADECUACIÓN DE LA GALERÍA FONDO TABASCO	1,275,000
TABASCO	COMALCALCO	PASEO CULTURAL BICENTENARIO	3,000,000
TABASCO	HUIMANGUILLO	REHABILITACIÓN DE LA CASA DE LA CULTURA "VILLA LA VENTA, HUIMANGUILLO"	1,000,000
TABASCO	HUIMANGUILLO	REHABILITACIÓN DE LA CASA DE LA CULTURA MANUEL R. MORA MARTÍNEZ	1,500,000
TABASCO	JONUTA	PROYECTO DE INFRAESTRUCTURA EN MATERIA CULTURAL DIVERSA	1,000,000
TABASCO	NACAJUCA	REHABILITACIÓN INTEGRAL DE LA UNIDAD DEPORTIVA	5,970,000
TABASCO	COMALCALCO	CONSTRUCCIÓN DE LA CASA DE CULTURA SIGLO XXI "JULIETA CAMPOS"	8,375,411



TABASCO	MACUSPANA	MANTENIMIENTO Y REPARACIÓN DE LAS CASAS DE CULTURA, MUNICIPIO DE MACUSPANA.	675,000
TABASCO	NACAJUCA	APORTACIÓN DE VESTUARIO PARA EL BALETT FOLCLÓRICO MUNICIPAL EN NACAJUCA	100,000
TABASCO	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA TABASCO INFANTIL	2,000,000
TABASCO	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA TABASCO JUVENIL	2,000,000
TABASCO	TACOTALPA	REACTIVACIÓN DE ACTIVIDADES CULTURALES EN LA CASA DE LA CULTURA DE LA VILLA TAPIJULAPA.	350,000
TABASCO	TACOTALPA	REACTIVACIÓN DE TALLERES CULTURALES EN LA CASA DE LA CULTURA, MUNICIPIO DE TACOTALPA.	200,000
TABASCO	TEAPA	EQUIPAMIENTO DE LA CASA DE LA CULTURA, MUNICIPIO DE TEAPA.	1,000,000
TABASCO	TENOSIQUE	PROYECTO DE INFRAESTRUCTURA EN MATERIA CULTURAL DIVERSA	3,000,000
TAMAULIPAS	CD. VICTORIA	PROYECTO ACADÉMICO DEL CENTRO ESTATAL DE LAS ARTES	3,000,000
TAMAULIPAS	CD. VICTORIA	REHABILITACIÓN Y EQUIPAMIENTO DE LA CASA DEL ARTE	1,000,000
TAMAULIPAS	CD. VICTORIA	REHABILITACIÓN Y EQUIPAMIENTO DEL MUSEO DE HISTORIA NATURAL TAMUX	1,500,000
TAMAULIPAS	MATAMOROS	REHABILITACIÓN Y EQUIPAMIENTO DEL INSTITUTO MATAMORENSE PARA LA CULTURA Y LAS ARTES	2,000,000
TAMAULIPAS	MATAMOROS	REHABILITACIÓN Y EQUIPAMIENTO DEL MUSEO CASA MATA	1,000,000
TAMAULIPAS	MATAMOROS	REHABILITACIÓN Y EQUIPAMIENTO DEL MUSEO DE ARTE CONTEMPORÁNEO	1,000,000
TAMAULIPAS	MATAMOROS	REHABILITACIÓN Y EQUIPAMIENTO DEL TEATRO REFORMA	1,000,000
TAMAULIPAS	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA VIVE CON MÚSICA TAMAULIPAS	2,000,000
TAMAULIPAS	REYNOSA	EQUIPAMIENTO EN EL PARQUE CULTURAL REYNOSA	2,500,000
TAMAULIPAS	RÍO BRAVO	RESTAURACIÓN DE LA CASA DE LADRILLO	1,500,000
TLAXCALA	ATLZAYANCA	CASA DE CULTURA "CENTRO COMUNITARIO DE ARTES Y OFICIOS DE ATLTZAYANCA"	1,500,000
TLAXCALA	ESTATAL	PROGRAMAS Y PROYECTOS ESTATALES DE CULTURA	30,000,000
TLAXCALA	ESTATAL	APOYO A LOS PROGRAMAS CULTURALES DEL ESTADO DE TLAXCALA	5,000,000
TLAXCALA	ESTATAL	COROS ESTUDIANTILES EN LAS SECUNDARIAS	2,000,000
TLAXCALA	HUAMANTLA	CENTRO CULTURAL Y DEPORTIVO LA CAÑADA	2,000,000
TLAXCALA	HUAMANTLA	CONSERVACIÓN Y RESTAURACIÓN DE LOS RETABLOS DE LA INMACULADA CONCEPCIÓN DE SAN LUIS OBISPO EN HUAMANTLA, TLAXCALA	1,000,000
TLAXCALA	HUAMANTLA	REHABILITACIÓN DEL TEATRO MUNICIPAL	3,000,000
TLAXCALA	MAZATECOCHCO DE JOSÉ MARÍA MORELOS	FESTIVAL CULTURAL MUNICIPAL	500,000
TLAXCALA	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA TLAXCALA	2,000,000
TLAXCALA	SANTA APOLONIA TEACALCO	FESTIVAL CULTURAL MUNICIPAL	500,000
TLAXCALA	TLAXCALA	CIRCUITO CUATRO SEÑORÍOS	2,500,000
VERACRUZ	ANTIGUA	PROGRAMA CULTURAL 2011	2,000,000
VERACRUZ	BOCA DEL RÍO	FESTIVAL DE LA SALSA	1,500,000
VERACRUZ	BOCA DEL RÍO	FESTIVAL DE SANTA ANA	2,000,000
VERACRUZ	COATZACOALCOS	CONSTRUCCIÓN DEL MUSEO DEL MALECÓN	2,000,000
VERACRUZ	COATZACOALCOS	ENCUENTRO DEL MAR	2,000,000
VERACRUZ	GUTIÉRREZ ZAMORA	FESTIVAL DE LA VAINILLA, GUTIÉRREZ ZAMORA 2011 Y FERIA TRADICIONAL 2011	500,000
VERACRUZ	JALAPA	INVERSIÓN CULTURAL DIVERSA	2,000,000
VERACRUZ	MECAYAPAN	CASA DE LA CULTURA	750,000
VERACRUZ	NO GUBERNAMENTAL	DIFUSIÓN CULTURAL DEL ESTADO DE VERACRUZ	1,500,000
VERACRUZ	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA COATEPEC	2,000,000
VERACRUZ	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA COATZACOALCOS	2,000,000
VERACRUZ	TEPLATAXCO	AULAS DE AUTOACCESO PARA EL DESARROLLO DE HABILIDADES CULTURALES	8,535,255
VERACRUZ	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA VERACRUZ	2,000,000
VERACRUZ	NO GUBERNAMENTAL	PROMOCIÓN DE LA LECTURA NUEVAS TECNOLOGÍAS	1,500,000
VERACRUZ	TAJÍN	CUMBRE TAJÍN	15,000,000

VERACRUZ	VERACRUZ	PROGRAMA CULTURAL 2011	2,000,000
VERACRUZ	XALAPA	SALA DE CONCIERTOS UNIVERSIDAD VERACRUZANA	40,000,000
VERACRUZ	VERACRUZ	ARTES INDÍGENAS	5,000,000
VERACRUZ	VERACRUZ	CEREMONIA RITUAL DE VOLADORES	5,000,000
YUCATÁN	DZEMUL	CONSTRUCCIÓN DE CASA DE CULTURA	1,000,000
YUCATÁN	ESTATAL	DESARROLLO CULTURAL DE MUNICIPIOS	3,000,000
YUCATÁN	MÉRIDA	CASA DE CULTURA MÓVIL. ESPACIO CULTURAL	1,500,000
YUCATÁN	MÉRIDA	CASA DE CULTURA MÓVIL JUNTO A LA SOCIEDAD	1,500,000
YUCATÁN	MÉRIDA	CENTRO DE INICIACIÓN MUSICAL INFANTIL	1,500,000
YUCATÁN	VALLADOLID	CONSTRUCCIÓN DE AUDITORIO EN EL MUNICIPIO DE VALLADOLID	20,000,000
YUCATÁN	MÉRIDA	CONSOLIDACIÓN DE LA BIBLIOTECA VIRTUAL DE YUCATÁN	2,500,000
YUCATÁN	MÉRIDA	CONSOLIDACIÓN DEL SISTEMA DE ORQUESTAS JUVENILES	4,000,000
YUCATÁN	MÉRIDA	DIRECCIÓN DE CULTURA DE LA CIUDAD DE MÉRIDA	2,000,000
YUCATÁN	MÉRIDA	ENCUENTROS ARTÍSTICOS Y FESTIVALES 2011	4,000,000
YUCATÁN	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA ESPERANZA AZTECA YUCATÁN	2,000,000
YUCATÁN	NO GUBERNAMENTAL	ORQUESTA SINFÓNICA VIVE CON MÚSICA YUCATÁN	2,000,000
YUCATÁN	UMÁN	RESCATE DE LAS TRADICIONES CULTURALES	500,000
ZACATECAS	ATOLINGA	INVERSIÓN CULTURAL DIVERSA	750,000
ZACATECAS	GUADALUPE	RESTAURACIÓN DE LA CÚPULA DE LA CAPILLA DE NÁPOLES	1,500,000
ZACATECAS	GUADALUPE	RESTAURACIÓN DEL TEMPLO DE NUESTRA SEÑORA DE GUADALUPE	2,500,000
ZACATECAS	VILLANUEVA	RESTAURACIÓN DE TEMPLO DE SAN JUDAS TADEO	1,300,000
ZACATECAS	ZACATECAS	BANDA DE MÚSICA DE TACOALECHE	500,000
ZACATECAS	ZACATECAS	REHABILITACIÓN TEATRO DE JEREZ	3,500,000
ZACATECAS	ZACATECAS	REHABILITACIÓN Y EQUIPAMIENTO DEL TEATRO RAMÓN LÓPEZ VELARDE	5,000,000
ZACATECAS	ZACATECAS	CONSTRUCCIÓN DE AUDITORIO CULTURAL MUNICIPAL (MULTIFUNCIONAL)	7,604,471
ZACATECAS	ZACATECAS	CONSTRUCCIÓN DE AUDITORIO CULTURAL MUNICIPAL EN LA COMUNIDAD DE LAS PILAS	5,891,771
ZACATECAS	ZACATECAS	RESTAURACIÓN DE CASA GRANDE TACUALECHE GUADALUPE ZACATECAS	1,500,000
ZACATECAS	ZACATECAS	RUTAS CULTURALES, CAMINO REAL TIERRA ADENTRO	3,000,000

ANEXO 29.9. AMPLIACIONES A DEPORTE (pesos)

	Monto
Deporte 1/	**1,461,947,488**
Programa de Deporte (S205)	**1,451,947,488**
Proyectos de Infraestructura Deportiva Municipal **(Anexo 29.10)**	1,131,947,488
Juegos Panamericanos, Guadalajara 2011	150,000,000
Juegos Centroamericanos y del Caribe, Veracruz 2014 (Estadio Centroamericano)	170,000,000
Atención al Deporte (E017)	**10,000,000**
Comisión de Apelación y Arbitraje del Deporte (CAAD)	10,000,000

1/ De aprobarse una ampliación adicional al sector deporte, esta deberá destinarse para los Juegos Centroamericanos y del Caribe 2014 con sede en Veracruz, así como de la Olimpiada Nacional 2011 con sede en Yucatán y para la Infraestructura Deportiva de la Universidad Autónoma del Estado de México.

ANEXO 29.10. AMPLIACIONES PARA LA INFRAESTRUCTURA DEPORTIVA MUNICIPAL (pesos)

		MONTO
ESTADO	**MUNICIPIO**	**1,131,947,488**
AGUASCALIENTES	AGUASCALIENTES	2,000,000
AGUASCALIENTES	TEPEZALÁ	3,100,000
BAJA CALIFORNIA	ENSENADA	2,000,000
BAJA CALIFORNIA	PLAYAS DE ROSARITO	2,000,000
BAJA CALIFORNIA	TIJUANA	4,000,000
BAJA CALIFORNIA SUR	COMONDÚ	1,500,000
BAJA CALIFORNIA SUR	LA PAZ	1,500,000

BAJA CALIFORNIA SUR	LORETO	1,500,000
BAJA CALIFORNIA SUR	LOS CABOS	1,500,000
BAJA CALIFORNIA SUR	MULEGÉ	1,500,000
CAMPECHE	HOPELCHÉN	3,500,000
CHIAPAS	CHIAPA DE CORZO	2,000,000
CHIAPAS	COMITÁN	3,500,000
CHIAPAS	IXHUATÁN	1,500,000
CHIAPAS	JUÁREZ	9,500,000
CHIAPAS	LA TRINITARIA	3,500,000
CHIAPAS	LAS ROSAS IXTAPILLA	1,700,000
CHIAPAS	METAPA DE DOMÍNGUEZ	12,965,143
CHIAPAS	MOTOZINTLA	2,500,000
CHIAPAS	OCOSINGO	4,000,000
CHIAPAS	RAYÓN	1,500,000
CHIAPAS	SAN ANDRÉS DURAZNAL	1,500,000
CHIAPAS	SILTEPEC	2,500,000
CHIAPAS	TAPILULA	2,000,000
CHIAPAS	TENEJAPA	2,000,000
CHIAPAS	TZIMOL	3,500,000
CHIAPAS	VENUSTIANO CARRANZA	3,000,000
CHIHUAHUA	CAMARGO	1,400,000
CHIHUAHUA	CHIHUAHUA	4,000,000
CHIHUAHUA	HIDALGO DEL PARRAL	20,000,000
CHIHUAHUA	JUÁREZ	3,000,000
CHIHUAHUA	SATEVÓ	450,000
COAHUILA	CASTAÑOS	1,000,000
COAHUILA	MONCLOVA	2,500,000
COAHUILA	MÚZQUIZ	1,000,000
COAHUILA	SALTILLO	7,000,000
COAHUILA	SAN BUENAVENTURA	3,000,000
COAHUILA	SAN PEDRO DE LAS COLINAS	2,300,000
COAHUILA	TORREÓN	11,000,000
COAHUILA	ZARAGOZA	2,000,000
COLIMA	ARMERÍA	8,000,000
COLIMA	CUAUHTÉMOC	1,500,000
COLIMA	MANZANILLO	2,000,000
COLIMA	MINATITLÁN	900,000
COLIMA	TECOMÁN	3,620,000
COLIMA	VILLA DE ÁLVAREZ	3,000,000
DISTRITO FEDERAL	ÁLVARO OBREGÓN	5,000,000
DISTRITO FEDERAL	BENITO JUÁREZ	3,000,000
DISTRITO FEDERAL	COYOACÁN	4,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	5,000,000
DISTRITO FEDERAL	GUSTAVO A. MADERO	4,000,000
DISTRITO FEDERAL	IZTACALCO	4,000,000
DISTRITO FEDERAL	MAGDALENA CONTRERAS	3,000,000
DISTRITO FEDERAL	MIGUEL HIDALGO	3,000,000
DISTRITO FEDERAL	TLÁHUAC	4,000,000
DISTRITO FEDERAL	TLALPAN	4,000,000
DISTRITO FEDERAL	VENUSTIANO CARRANZA	4,000,000
DURANGO	DURANGO	23,960,000
DURANGO	GUADALUPE VICTORIA	2,000,000
DURANGO	NAZAS	550,000
DURANGO	SAN BERNARDO	1,450,000



GUANAJUATO	APASEO EL ALTO	6,000,000
GUANAJUATO	APASEO EL GRANDE	2,200,000
GUANAJUATO	CUERÁMARO	2,000,000
GUANAJUATO	IRAPUATO	4,279,358
GUANAJUATO	PÉNJAMO	2,500,000
GUANAJUATO	PURÍSIMA DEL RINCÓN	2,500,000
GUANAJUATO	SALAMANCA	500,000
GUANAJUATO	SILAO	3,000,000
GUANAJUATO	YURIRIA	2,500,000
GUERRERO	ACAPULCO	8,500,000
GUERRERO	AHUACUOTZINGO	1,500,000
GUERRERO	ATOYAC	3,000,000
GUERRERO	AYUTLA	666,260
GUERRERO	AZOYÚ	1,500,000
GUERRERO	CHILPANCINGO	3,500,000
GUERRERO	COAHUAYUTLA	1,000,000
GUERRERO	COCHOAPA	1,500,000
GUERRERO	COYUCA DE BENÍTEZ	4,800,000
GUERRERO	CUETZALA DEL PROGRESO	3,250,000
GUERRERO	FLORENCIO VILLAREAL	1,500,000
GUERRERO	GENERAL CANUTO A. NERI	1,500,000
GUERRERO	HUAMUXTITLÁN	1,500,000
GUERRERO	MALINALTEPEC	1,000,000
GUERRERO	OMETEPEC	1,000,000
GUERRERO	PILCAYA	500,000
GUERRERO	PUNGARABATO	1,000,000
GUERRERO	SAN LUÍS ACATLÁN	1,500,000
GUERRERO	TECOANAPA	1,500,000
GUERRERO	TECPAN	1,500,000
GUERRERO	TELOLOAPAN	2,500,000
GUERRERO	TLALCHAPA	250,000
GUERRERO	XALPATLAHUAC	1,500,000
GUERRERO	ZIHUATANEJO	3,000,000
GUERRERO	ZIRÁNDARO	2,500,000
HIDALGO	AGUA BLANCA DE ITURBIDE	3,500,000
HIDALGO	CUAUTEPEC DE HINOJOSA	750,000
HIDALGO	HUEJUTLA DE REYES	3,500,000
HIDALGO	PACHUCA DE SOTO	7,500,000
HIDALGO	ZACUALTIPÁN DE ÁNGELES	5,000,000
JALISCO	CAÑADAS DE OBREGÓN	2,000,000
JALISCO	CASIMIRO CASTILLO	1,000,000
JALISCO	CIUDAD GUZMÁN	3,000,000
JALISCO	CIHUATLÁN	2,300,000
JALISCO	EL SALTO	3,000,000
JALISCO	EL LIMÓN	600,000
JALISCO	ETZATLÁN	1,000,000
JALISCO	GÓMEZ FARÍAS	1,000,000
JALISCO	GUADALAJARA	6,000,000
JALISCO	IXTLAHUACÁN DEL RÍO	2,000,000
JALISCO	JAMAY	1,000,000
JALISCO	LA HUERTA	1,600,000
JALISCO	LAGOS DE MORENO	2,000,000
JALISCO	MIXTLÁN	4,000,000
JALISCO	PONCITLÁN	4,186,642



JALISCO	TALA	1,000,000
JALISCO	TALPA DE ALLENDE	850,000
JALISCO	TEPATITLÁN	2,000,000
JALISCO	TLAJOCOMULCO DE ZÚÑIGA	1,000,000
JALISCO	TLAQUEPAQUE	2,000,000
JALISCO	TOLIMÁN	1,899,000
JALISCO	TONALÁ	3,000,000
JALISCO	TOTOTLÁN	600,000
JALISCO	VALLE DE JUÁREZ	5,000,000
JALISCO	YAHUALICA	1,500,000
JALISCO	ZAPOPAN	5,000,000
MÉXICO	ACAMBAY	1,000,000
MÉXICO	ALMOLOYA DE ALQUISIRAS	4,000,000
MÉXICO	ALMOLOYA DE JUÁREZ	2,000,000
MÉXICO	AMECAMECA	3,000,000
MÉXICO	APAXCO	3,000,000
MÉXICO	ATLACOMULCO	10,000,000
MÉXICO	AXAPUSCO	3,500,000
MÉXICO	CHALCO	4,000,000
MÉXICO	CHAPA DE MOTA	1,000,000
MÉXICO	CHIAUTLA	1,000,000
MÉXICO	CHICONCUAC	8,793,330
MÉXICO	CHIMALHUACÁN	3,500,000
MÉXICO	COACALCO DE BERRIOZÁBAL	9,560,000
MÉXICO	COCOTITLÁN	3,000,000
MÉXICO	CUAUTITLÁN IZCALLI	5,000,000
MÉXICO	ECATEPEC DE MORELOS	13,500,000
MÉXICO	EL ORO	2,000,000
MÉXICO	HUIXQUILUCAN	13,500,000
MÉXICO	IXTAPALUCA	4,500,000
MÉXICO	LA PAZ	4,000,000
MÉXICO	LUVIANOS	1,000,000
MÉXICO	METEPEC	7,000,000
MÉXICO	MEXICALTZINGO	4,000,000
MÉXICO	NAUCALPAN DE JUÁREZ	10,000,000
MÉXICO	NEZAHUALCÓYOTL	8,000,000
MÉXICO	NICOLÁS ROMERO	5,000,000
MÉXICO	NOPALTEPEC	4,000,000
MÉXICO	PAPALOTLA	2,000,000
MÉXICO	SAN MATEO ATENCO	4,000,000
MÉXICO	SAN SIMÓN DE GUERRERO	1,000,000
MÉXICO	SOYANIQUILPAN DE JUÁREZ	4,000,000
MÉXICO	SULTEPEC	4,000,000
MÉXICO	TECÁMAC	4,000,000
MÉXICO	TEMOAYA	1,500,000
MÉXICO	TEXCALTITLÁN	2,500,000
MÉXICO	TEXCOCO	4,000,000
MÉXICO	TLATLAYA	1,500,000
MÉXICO	TOLUCA	10,000,000
MÉXICO	TONATICO	4,000,000
MÉXICO	TULTITLÁN	4,150,000
MÉXICO	VALLE DE BRAVO	3,000,000
MÉXICO	ZACAZONAPAN	1,525,000
MÉXICO	ZINACANTEPEC	5,000,000

MÉXICO	ZUMPANGO	2,060,000
MICHOACÁN	AGUILILLA	1,000,000
MICHOACÁN	ANGAMACUTIRO	1,000,000
MICHOACÁN	ANGANGUEO	1,500,000
MICHOACÁN	APATZINGÁN	1,000,000
MICHOACÁN	BENITO JUÁREZ	1,500,000
MICHOACÁN	BUENAVISTA	700,000
MICHOACÁN	CD. HIDALGO	4,000,000
MICHOACÁN	CHARAPAN	1,000,000
MICHOACÁN	CHINICUILA	1,000,000
MICHOACÁN	COALCOMÁN	1,000,000
MICHOACÁN	COJUMATLÁN DE RÉGULES	3,000,000
MICHOACÁN	COPÁNDARO	1,000,000
MICHOACÁN	EPITACIO HUERTA	2,000,000
MICHOACÁN	HUANIQUEO	1,000,000
MICHOACÁN	LA PIEDAD	3,000,000
MICHOACÁN	LÁZARO CÁRDENAS	1,000,000
MICHOACÁN	MORELIA	5,000,000
MICHOACÁN	MORELOS	1,000,000
MICHOACÁN	CHERÁN	3,500,000
MICHOACÁN	NUMARÁN	8,338,900
MICHOACÁN	NAHUATZEN	1,000,000
MICHOACÁN	NUEVO PARANGARICUTIRO	1,000,000
MICHOACÁN	PANINDÍCUARO	500,000
MICHOACÁN	PARACHO	1,000,000
MICHOACÁN	PARANGARICUTIRO	2,000,000
MICHOACÁN	PÁTZCUARO	4,000,000
MICHOACÁN	PENJAMILLO	900,000
MICHOACÁN	PURUÁNDIRO	1,000,000
MICHOACÁN	SANTA ANA MAYA	4,000,000
MICHOACÁN	TLALPUJAHUA	1,000,000
MICHOACÁN	TLAZAZALCA	1,000,000
MICHOACÁN	TZINTZUNTZAN	555,000
MICHOACÁN	VENUSTIANO CARRANZA	700,000
MICHOACÁN	VILLAMAR	1,500,000
MICHOACÁN	ZACAPU	1,000,000
MICHOACÁN	ZAMORA	1,500,000
MICHOACÁN	ZINAPÉCUARO	3,000,000
MICHOACÁN	ZIRACUARETIRO	1,000,000
MORELOS	AMACUZAC	2,000,000
MORELOS	JANTETELCO	2,500,000
MORELOS	JOJUTLA	2,500,000
MORELOS	MAZATEPEC	3,000,000
MORELOS	TETECALA	500,000
MORELOS	ZACATEPEC	1,000,000
NAYARIT	ACAPONETA	1,438,740
NAYARIT	AHUACATLÁN	2,000,000
NAYARIT	HUAJICORI	1,500,000
NAYARIT	JALA	2,000,000
NAYARIT	LA YESCA	2,500,000
NAYARIT	TECUALA	1,500,000
NAYARIT	TEPIC	9,000,000
NAYARIT	TUXPAN	2,500,000
NUEVO LEÓN	ALLENDE	2,000,000



NUEVO LEÓN	APODACA	13,500,000
NUEVO LEÓN	GENERAL ESCOBEDO	3,000,000
NUEVO LEÓN	GENERAL TERÁN	3,000,000
NUEVO LEÓN	JUAREZ	3,000,000
OAXACA	ASUNCIÓN IXTALTEPEC	1,000,000
OAXACA	LOMA BONITA	1,000,000
OAXACA	SALINA CRUZ	1,000,000
OAXACA	SAN PEDRO COMITANCILLO	1,000,000
OAXACA	SAN PEDRO JICAYÁN	1,000,000
OAXACA	SAN PEDRO Y SAN PABLO AYUTLA	400,000
PUEBLA	ATZITZINTLA	800,000
PUEBLA	CALTEPEC	2,500,000
PUEBLA	CHICONCUATLA	3,000,000
PUEBLA	CUETZALAN	3,500,000
PUEBLA	HUAUCHINANGO	800,000
PUEBLA	JUAN GALINDO	800,000
PUEBLA	PUEBLA	12,914,745
PUEBLA	SAN PEDRO YELOIXTLAHUACA	2,500,000
PUEBLA	TEHUACÁN	3,500,000
PUEBLA	TETELES DE AVILA CASTILLO	1,500,000
PUEBLA	ZACAPOAXTLA	2,000,000
QUERÉTARO	CADEREYTA DE MONTES	4,000,000
QUERÉTARO	COLÓN	3,000,000
QUERÉTARO	JALPAN DE SERRA	2,250,000
QUERÉTARO	QUERÉTARO	7,000,000
QUERÉTARO	TEQUISQUIAPAN	4,000,000
QUINTANA ROO	COZUMEL	4,000,000
QUINTANA ROO	CARRILLO PUERTO	9,890,874
QUINTANA ROO	JOSÉ MA. MORELOS	1,200,000
QUINTANA ROO	OTHON P. BLANCO	4,000,000
QUINTANA ROO	SOLIDARIDAD	4,000,000
QUINTANA ROO	TULUM	4,000,000
SAN LUIS POTOSÍ	AQUISMÓN	2,000,000
SAN LUIS POTOSÍ	CERRO DE SAN PEDRO	2,000,000
SAN LUIS POTOSÍ	CIUDAD VALLES	23,913,700
SAN LUIS POTOSÍ	MATEHUALA	2,000,000
SAN LUIS POTOSÍ	SALINAS DE HIDALGO	2,500,000
SAN LUIS POTOSÍ	SAN CIRO DE ACOSTA	2,000,000
SAN LUIS POTOSÍ	SAN LUIS POTOSÍ	13,586,300
SAN LUIS POTOSÍ	TANLAJÁS	3,000,000
SAN LUIS POTOSÍ	VENADO	1,000,000
SINALOA	ANGOSTURA	13,000,000
SINALOA	CULIACÁN	6,000,000
SINALOA	GUAMUCHIL	7,000,000
SINALOA	MOCORITO	2,000,000
SINALOA	SALVADOR ALVARADO	1,500,000
SONORA	ACONCHI	850,000
SONORA	ALAMOS	1,500,000
SONORA	BACOACHI	3,000,000
SONORA	BENJAMÍN HILL	2,000,000
SONORA	CABORCA	2,000,000
SONORA	CUMPAS	500,000
SONORA	MOCTEZUMA	2,000,000
SONORA	NAVOJOA	2,500,000

SONORA	PITIQUITO	2,000,000
SONORA	PUERTO PEÑASCO	1,500,000
SONORA	QUIRIEGO	500,000
SONORA	ROSARIO	1,500,000
SONORA	SÁRIC	2,000,000
TABASCO	COMALCALCO	5,000,000
TABASCO	EMILIANO ZAPATA	1,800,000
TABASCO	HUIMANGUILLO	12,000,000
TABASCO	JONUTA	1,000,000
TABASCO	CUNDUACÁN	12,571,963
TABASCO	EMILIANO ZAPATA	4,272,534
TABASCO	MACUSPANA	6,500,000
TABASCO	PARAISO	1,000,000
TABASCO	TENOSIQUE	1,000,000
TAMAULIPAS	PADILLA	3,000,000
TAMAULIPAS	REYNOSA	9,000,000
TAMAULIPAS	TAMPICO	3,000,000
TLAXCALA	APIZACO	4,500,000
TLAXCALA	TETLA DE LA SOLIDARIDAD	4,500,000
TLAXCALA	TLAXCO	5,000,000
VERACRUZ	ATZALAN	2,000,000
VERACRUZ	COATZACOALCOS	3,000,000
VERACRUZ	SAN ANDRÉS TUXTLA	3,000,000
VERACRUZ	XALAPA	7,000,000
VERACRUZ	ACTOPAN	1,000,000
VERACRUZ	COLIPA	500,000
VERACRUZ	EMILIANO ZAPATA	1,000,000
VERACRUZ	MISANTLA	1,500,000
VERACRUZ	PAPANTLA	2,000,000
YUCATÁN	CELESTÚN	1,800,000
YUCATÁN	CENOTILLO	750,000
YUCATÁN	CHICXULUB PUEBLO	1,000,000
YUCATÁN	DZITÁZ	600,000
YUCATÁN	KANASÍN	1,000,000
YUCATÁN	MAYAPÁN	1,000,000
YUCATÁN	MÉRIDA	80,500,000
YUCATÁN	MÉRIDA (Ampliación del Centro de Alto Rendimiento de Tenis)	7,500,000
YUCATÁN	MOTUL	1,000,000
YUCATÁN	SUDZÁL	750,000
YUCATÁN	TEKAL DE VENEGAS	750,000
YUCATÁN	TEKAX	2,000,000
YUCATÁN	TEKIT	750,000
YUCATÁN	TELCHAC	500,000
YUCATÁN	TETIZ	1,000,000
YUCATÁN	TINUM	600,000
YUCATÁN	TIXKOKOB	1,500,000
YUCATÁN	TIXMEHUAC	3,000,000
YUCATÁN	TIZIMÍN	1,900,000
YUCATÁN	TUNKÁS	600,000
YUCATÁN	UMÁN	4,000,000
ZACATECAS	CAÑITAS DE FELIPE PESCADOR	2,000,000
ZACATECAS	GENERAL FCO. R. MURGUÍA	1,500,000
ZACATECAS	GENERAL PÁNFILO NATERA	2,000,000

ZACATECAS	GUADALUPE	10,000,000
ZACATECAS	JUAN ALDAMA	2,000,000
ZACATECAS	LUIS MOYA	1,800,000
ZACATECAS	PÁNUCO	1,750,000
ZACATECAS	RIO GRANDE	1,500,000
ZACATECAS	VILLANUEVA	1,500,000

ANEXO 30. AMPLIACIONES AL RAMO 12 SALUD (pesos)

	Monto
RAMO 12: SALUD	**9,242,595,222**
Equipamiento y obra pública para la conclusión de unidades médicas en entidades federativas	2,017,768,410
Gasto de operación para unidades médicas en entidades federativas (los recursos se transferirán a través del fondo de aportaciones para los servicios de salud del ramo 33)	2,122,231,590
Homologación de personal (los recursos se transferirán a través del fondo de aportaciones para los servicios de salud del ramo 33)	1,808,395,221
Fondo de Aportaciones para los Servicios de Salud a la Comunidad	403,000,000
Equipamiento y obra pública para infraestructura federal	490,000,000
Secretariado Técnico del Consejo Nacional contra las adicciones para el Instituto para la Atención y Prevención de las Adicciones en la Ciudad de México	400,000,000
Prevención y atención del dengue	140,000,000
Gasto de operación para institutos nacionales de salud y hospitales federales	200,000,000
Sistema Integral de Calidad en Salud	4,000,000
Construcción de la Clínica de la Mujer. Teacalco, Tlaxcala	3,200,000
Construcción de Hospital en Tuxtepec, Oaxaca	200,000,000
Secretariado Técnico del Consejo Nacional Contra las adicciones (capacitación)	10,000,000
Erogaciones para la Atención de Grupos Vulnerables 1/	108,000,000
Secretariado Técnico del Consejo Nacional para las Personas con Discapacidad	23,000,000
Investigación y desarrollo tecnológico en salud para Personas con Discapacidad	47,000,000
Sistema nacional para el Desarrollo Integral de la Familia	38,000,000
Erogaciones para la Igualdad entre Hombres y Mujeres 2/	1,336,000,000
Investigación y desarrollo tecnológico en salud	5,000,000
Prestación de servicios en los diferentes niveles de atención a la salud	190,000,000
Prevención y atención contra las adicciones	30,000,000
Proyectos de infraestructura social en salud (Instituto Nacional de Cancerología)	200,000,000
Promoción de la salud, prevención y control de enfermedades crónico degenerativas y transmisibles y lesiones	6,000,000
Prevención y atención de VIH/SIDA y otras ITS	78,000,000
Atención de la salud reproductiva y la igualdad de género en salud	827,000,000

1/ Monto incluido en el Anexo 24 Recursos para Atención a Grupos Vulnerables

2/ Monto incluido en el Anexo 10 Erogaciones para la Igualdad entre Hombres y Mujeres

ANEXO 30.1 EQUIPAMIENTO, MODERNIZACIÓN Y OBRA PÚBLICA PARA LA CONCLUSIÓN DE UNIDADES MÉDICAS EN ENTIDADES FEDERATIVAS (pesos)

	Monto
TOTAL	**2,017,768,410**
Aguascalientes	37,822,317
Baja California	60,923,253
Baja California Sur	31,398,914
Campeche	33,909,811
Chiapas	75,392,747



Chihuahua	62,879,107
Coahuila	54,386,966
Colima	31,733,054
Distrito Federal	123,026,214
Durango	-
Guanajuato	81,120,443
Guerrero	89,741,871
Hidalgo	81,950,701
Jalisco	103,276,402
México	191,302,676
Michoacán	68,784,223
Morelos	43,680,981
Nayarit	35,766,655
Nuevo León	74,813,514
Oaxaca	64,326,470
Puebla	88,149,863
Querétaro	44,360,831
Quintana Roo	40,024,615
San Luis Potosí	52,638,784
Sinaloa	54,426,692
Sonora	53,034,469
Tabasco	47,820,273
Tamaulipas	60,744,425
Tlaxcala	37,719,318
Veracruz	105,814,116
Yucatán	46,528,999
Zacatecas	40,269,708

ANEXO 30.2 GASTO DE OPERACIÓN PARA UNIDADES MÉDICAS EN ENTIDADES FEDERATIVAS (pesos)

	Monto
TOTAL	**2,122,231,590**
ENTIDADES FEDERATIVAS	**1,264,231,590**
Baja California	56,283,009
Chihuahua	57,868,864
Distrito Federal	106,637,612
Durango	83,358,941
Guanajuato	72,659,386
Guerrero	55,325,116
Jalisco	90,623,981
México	161,997,841
Michoacán	62,656,876
Morelos	42,302,552
Nuevo León	67,545,573
Oaxaca	59,042,421
Puebla	78,359,012
Querétaro	42,853,791
Sonora	49,886,590
Veracruz	92,681,621
Yucatán	44,611,796
Zacatecas	39,536,609

ENTIDADES FEDERATIVAS CON COBERTURA MAYOR AL 99% (SEGURO POPULAR)	**858,000,000**
Aguascalientes	45,470,036
Baja California Sur	34,614,324
Campeche	38,857,803
Coahuila	73,464,707
Colima	35,179,030
Chiapas	108,965,002
Hidalgo	69,347,358
Nayarit	41,995,916
Quintana Roo	49,191,975
San Luis Potosí	95,510,235
Sinaloa	73,531,845
Tabasco	62,366,832
Tamaulipas	84,208,972
Tlaxcala	45,295,964

ANEXO 30.3 HOMOLOGACIÓN DE PERSONAL (pesos)

	Monto
TOTAL	**1,808,395,221**
Aguascalientes	47,276,064
Baja California	62,608,632
Baja California Sur	18,283,606
Campeche	29,494,348
Chiapas	41,116,548
Chihuahua	42,006,066
Coahuila	106,147,732
Colima	36,600,000
Distrito Federal	-
Durango	24,701,078
Guanajuato	16,673,112
Guerrero	-
Hidalgo	89,913,271
Jalisco	-
México	310,542,776
Michoacán	126,263,510
Morelos	53,394,677
Nayarit	55,045,277
Nuevo León	66,548
Oaxaca	56,074,068
Puebla	-
Querétaro	26,891,536
Quintana Roo	35,951,988
San Luis Potosí	-
Sinaloa	47,004,158
Sonora	24,825,425
Tabasco	119,273,626
Tamaulipas	-
Tlaxcala	62,569,260

Veracruz	294,021,776
Yucatán	-
Zacatecas	81,650,138

ANEXO 30.4 FONDO DE APORTACIONES A LOS SERVICIOS DE SALUD A LA COMUNIDAD (pesos)

	Monto
TOTAL	**403,000,000**
Aguascalientes	3,698,461
Baja California	9,355,065
Baja California Sur	1,960,413
Campeche	4,068,679
Chiapas	20,148,869
Chihuahua	10,725,470
Coahuila	8,783,978
Colima	2,586,685
Distrito Federal	19,835,467
Durango	6,667,070
Guanajuato	20,476,121
Guerrero	15,364,425
Hidalgo	11,164,705
Jalisco	24,253,821
México	47,622,118
Michoacán	16,776,624
Morelos	6,427,252
Nayarit	4,515,080
Nuevo León	14,549,597
Oaxaca	16,512,297
Puebla	23,415,641
Querétaro	6,336,527
Quintana Roo	4,658,571
San Luis Potosí	10,970,320
Sinaloa	10,506,013
Sonora	9,341,831
Tabasco	9,614,575
Tamaulipas	11,836,215
Tlaxcala	4,346,244
Veracruz	32,398,239
Yucatán	8,017,143
Zacatecas	6,066,484

ANEXO 30.5 EQUIPAMIENTO Y OBRA PÚBLICA PARA INFRAESTRUCTURA FEDERAL (pesos)

	Monto
TOTAL	**490,000,000**
Hospital Nacional Homeopático	64,000,000
Instituto de Diagnóstico y Referencia Epidemiológica	120,000,000
Torre de Especialidades del Hospital General Dr. Manuel Gea González	100,000,000
Centro de Investigación y Atención a quemados del Instituto Nacional de Rehabilitación	76,000,000

Edificio Sede del Instituto Nacional de Medicina Genómica	80,000,000
Torre Médica a del Hospital General de México	50,000,000

ANEXO 30.6 GASTO DE OPERACIÓN PARA INSTITUTOS NACIONALES DE SALUD Y HOSPITALES FEDERALES (pesos)

	Monto
TOTAL	**200,000,000**
Comisión Coordinadora de Institutos Nacionales de Salud y Hospitales de Alta Especialidad (Hospital Juárez Del Centro)	4,000,000
Servicios de Atención Psiquiátrica	4,800,000
Centro Regional de Alta Especialidad de Chiapas	5,000,000
Instituto Nacional de Psiquiatría Ramón de la Fuente Muñiz	2,450,000
Hospital General de México	22,000,000
Hospital Infantil de México Federico Gómez	9,600,000
Hospital Regional de Alta Especialidad del Bajío	7,000,000
Hospital Regional de Alta Especialidad de Oaxaca	5,100,000
Hospital Regional de Alta Especialidad de la Península de Yucatán	9,900,000
Hospital Regional de Alta Especialidad de Ciudad Victoria	20,000,000
Instituto Nacional de Cancerología	6,100,000
Instituto Nacional de Cardiología Ignacio Chávez	4,800,000
Instituto Nacional de Neurología y Neurocirugía Manuel Velasco Suárez	5,800,000
Instituto Nacional de Pediatría	9,750,000
Instituto Nacional de Rehabilitación	61,450,000
Instituto Nacional de Medicina Genómica	17,300,000
Instituto de Geriatría	4,950,000

ANEXO 31. AMPLIACIONES AL RAMO 16 MEDIO AMBIENTE Y RECURSOS NATURALES (pesos)

	Monto
TOTAL	**1,660,000,000.00**
Programa Nacional de Adaptación del Cambio Climático y de Prevención de Desastres Naturales	300,000,000
Erogaciones para la igualdad entre hombres y mujeres 1/ Planeación, Evaluación Ambiental y Conservación de Polígonos Forestales (Programa hacia la Igualdad de Género y la Sustentabilidad Ambiental)	10,000,000

1/ Monto incluido en el Anexo 10 Erogaciones para la Igualdad entre Hombres y Mujeres

Entidad Federativa	**1,350,000,000.00**
Aguascalientes	20,320,000
Baja California	31,997,452
Campeche	21,000,000
Chiapas	35,000,000
Chihuahua	12,000,000

Coahuila	68,529,930
Distrito Federal	104,840,634
Durango	46,270,000
Guanajuato	49,847,367
Guerrero	62,213,257
Hidalgo	79,000,000
Jalisco	69,554,659
México	274,108,390
Michoacán	44,526,109
Morelos	16,599,298
Nayarit	3,720,000
Nuevo León	78,000,000
Oaxaca	59,800,000
Puebla	56,126,494
Querétaro	9,000,000
Quintana Roo	40,400,000
San Luis Potosí	6,605,070
Sinaloa	26,127,194
Sonora	24,914,146
Tabasco	56,000,000
Tamaulipas	9,000,000
Veracruz	25,000,000
Yucatán	13,000,000
Zacatecas	6,500,000

ANEXO 31.1. RECURSOS DESTINADOS AL PROGRAMA HIDRÁULICO (pesos)

	Proyecto	Reducciones	AMPLIACIONES	Presupuesto Aprobado
TOTAL NACIONAL	**29,345,698,116**	**1,204,940,744**	**8,739,940,744**	**36,880,698,116**
				-
Administración del Agua	10,736,016,837	18,355,544	1,365,185,768	**12,082,847,061**
Agua Potable	13,580,407,909	872,984,212	5,096,061,544	**17,803,485,241**
Hidroagrícola	5,029,273,370	313,600,988	2,278,693,432	**6,994,365,814**
				-
Aguascalientes	**181,792,142**	-	**368,460,475**	**550,252,617**
Administración del Agua	42,987,574	-	500,000	43,487,574
Agua Potable	117,142,705	-	138,171,934	255,314,639
Hidroagrícola	21,661,863	-	229,788,541	251,450,404
				-
Baja California	**583,267,447**	-	**30,000,125**	**613,267,572**
Administración del Agua	187,650,984	-	-	187,650,984
Agua Potable	73,703,122	-	30,000,125	103,703,247
Hidroagrícola	321,913,341	-	-	321,913,341
				-



Baja California Sur	**162,636,270**	-	**180,059,879**	**342,696,149**
Administración del Agua	57,167,375	-	-	57,167,375
Agua Potable	79,879,109	-	117,569,301	197,448,410
Hidroagrícola	25,589,786	-	62,490,578	88,080,364
				-
Campeche	**166,792,603**	-	**91,332,101**	**258,124,704**
Administración del Agua	51,557,320	-	-	51,557,320
Agua Potable	81,645,300	-	88,249,147	169,894,447
Hidroagrícola	33,589,983	-	3,082,954	36,672,937
				-
Chiapas	**566,352,262**	-	**249,993,285**	**816,345,547**
Administración del Agua	233,959,976	-	82,933,002	316,892,978
Agua Potable	169,217,914	-	146,563,080	315,780,994
Hidroagrícola	163,174,372	-	20,497,203	183,671,575
				-
Chihuahua	**407,621,213**	-	**405,147,134**	**812,768,347**
Administración del Agua	312,002,980	-	-	312,002,980
Agua Potable	54,703,240	-	264,752,918	319,456,158
Hidroagrícola	40,914,993	-	140,394,216	181,309,209
				-
Coahuila	**735,644,646**	-	35,000,000	**770,644,646**
Administración del Agua	351,240,270	-		351,240,270
Agua Potable	134,450,600	-	35,000,000	169,450,600
Hidroagrícola	249,953,776	-	-	249,953,776
				-
Colima	**309,889,761**	-	**208,272,223**	**518,161,984**
Administración del Agua	85,766,689	-	500,000	86,266,689
Agua Potable	42,615,158	-	126,889,416	169,504,574
Hidroagrícola	181,507,914	-	80,882,807	262,390,721
				-
Distrito Federal	**289,914,894**	-	**725,045,137**	**1,014,960,031**
Administración del Agua	13,999,260	-	-	13,999,260
Agua Potable	275,915,634	-	725,045,137	1,000,960,771
Hidroagrícola	-	-	-	-
				-
Durango	**506,614,661**	-	**279,048,760**	**785,663,421**
Administración del Agua	135,841,490	-	22,401,750	158,243,240
Agua Potable	296,136,290	-	92,452,685	388,588,975
Hidroagrícola	74,636,881	-	164,194,325	238,831,206
				-
Guanajuato	**177,481,291**	-	**228,283,826**	**405,765,117**
Administración del Agua	101,189,321	-	1,900,000	103,089,321
Agua Potable	7,652,742	-	226,383,826	234,036,568
Hidroagrícola	68,639,228	-	-	68,639,228
				-
Guerrero	**529,660,797**	-	**289,284,899**	**818,945,696**
Administración del Agua	155,184,372	-	26,072,130	181,256,502
Agua Potable	190,387,207	-	177,628,893	368,016,100
Hidroagrícola	184,089,218	-	85,583,876	269,673,094
				-
Hidalgo	**662,026,253**	-	**252,714,734**	**914,740,987**
Administración del Agua	310,811,216	-	1,300,000	312,111,216
Agua Potable	79,955,625	-	152,895,416	232,851,041
Hidroagrícola	271,259,412	-	98,519,318	369,778,730
				-



Jalisco	**508,496,795**	**-**	**-**	**508,496,795**
Administración del Agua	175,161,890	-	-	175,161,890
Agua Potable	71,408,061	-	-	71,408,061
Hidroagrícola	261,926,844	-	-	261,926,844
				-
México	**521,791,579**	**-**	**501,830,163**	**1,023,621,742**
Administración del Agua	320,811,783	-	-	320,811,783
Agua Potable	165,313,763	-	490,602,826	655,916,589
Hidroagrícola	35,666,033	-	11,227,337	46,893,370
				-
Michoacán	**589,384,262**	**-**	**56,284,227**	**645,668,489**
Administración del Agua	185,484,611	-	432,778	185,917,389
Agua Potable	167,870,749	-	25,417,896	193,288,645
Hidroagrícola	236,028,902	-	30,433,553	266,462,455
				-
Morelos	**342,034,490**	**-**	**235,018,502**	**577,052,992**
Administración del Agua	110,688,945	-	8,962,147	119,651,092
Agua Potable	166,915,764	-	207,858,386	374,774,150
Hidroagrícola	64,429,781	-	18,197,969	82,627,750
				-
Nayarit	**333,388,259**	**-**	**80,907,010**	**414,295,269**
Administración del Agua	76,141,297	-	2,107,103	78,248,400
Agua Potable	100,127,819	-	60,438,269	160,566,088
Hidroagrícola	157,119,143	-	18,361,638	175,480,781
				-
Nuevo León	**670,211,809**	**-**	**306,444,100**	**976,655,909**
Administración del Agua	297,618,636	-	31,660,428	329,279,064
Agua Potable	226,405,916	-	173,092,491	399,498,407
Hidroagrícola	146,187,257	-	101,691,181	247,878,438
				-
Oaxaca	**392,901,886**	**-**	**242,261,458**	**635,163,344**
Administración del Agua	123,004,450	-	29,981,268	152,985,718
Agua Potable	197,640,276	-	210,359,424	407,999,700
Hidroagrícola	72,257,160	-	1,920,766	74,177,926
				-
Puebla	**642,667,006**	**-**	**186,905,509**	**829,572,515**
Administración del Agua	167,892,251	-	-	167,892,251
Agua Potable	274,844,905	-	77,905,509	352,750,414
Hidroagrícola	199,929,850	-	109,000,000	308,929,850
				-
Querétaro	**195,426,942**	**-**	**161,571,881**	**356,998,823**
Administración del Agua	68,526,741	-	1,412,927	69,939,668
Agua Potable	101,692,712	-	114,733,205	216,425,917
Hidroagrícola	25,207,489	-	45,425,749	70,633,238
				-
Quintana Roo	**205,193,885**	**-**	**134,680,850**	**339,874,735**
Administración del Agua	67,364,969	-	187,537	67,552,506
Agua Potable	71,778,472	-	124,360,187	196,138,659
Hidroagrícola	66,050,444	-	10,133,126	76,183,570
				-
San Luis Potosí	**173,866,701**	**-**	**187,968,143**	**361,834,844**
Administración del Agua	110,984,726	-	2,500,000	113,484,726
Agua Potable	1,356,260	-	122,990,527	124,346,787
Hidroagrícola	61,525,715	-	62,477,616	124,003,331
				-



Sinaloa	**1,054,338,162**	**-**	**601,494,589**	**1,655,832,751**
Administración del Agua	431,284,577	-	-	431,284,577
Agua Potable	159,552,686	-	40,951,075	200,503,761
Hidroagrícola	463,500,899	-	560,543,514	1,024,044,413
				-
Sonora	**505,174,728**	**-**	**463,692,839**	**968,867,567**
Administración del Agua	224,832,119	-	3,350,000	228,182,119
Agua Potable	13,381,151	-	305,534,566	318,915,717
Hidroagrícola	266,961,458	-	154,808,273	421,769,731
				-
Tabasco	**1,020,339,038**	**-**	**1,191,121,186**	**2,211,460,224**
Administración del Agua	604,404,093	-	1,086,446,579	1,690,850,672
Agua Potable	356,723,236	-	78,549,833	435,273,069
Hidroagrícola	59,211,709	-	26,124,774	85,336,483
				-
Tamaulipas	**636,309,730**	**-**	**259,901,304**	**896,211,034**
Administración del Agua	196,682,748	-	50,633,715	247,316,463
Agua Potable	146,473,519	-	139,980,973	286,454,492
Hidroagrícola	293,153,463	-	69,286,616	362,440,079
				-
Tlaxcala	**124,639,172**	**-**	**72,603,609**	**197,242,781**
Administración del Agua	66,500,334	-	300,000	66,800,334
Agua Potable	42,307,479	-	71,765,664	114,073,143
Hidroagrícola	15,831,359	-	537,945	16,369,304
				-
Veracruz	**809,113,691**	**-**	**359,576,756**	**1,168,690,447**
Administración del Agua	302,749,313	-	1,254,908	304,004,221
Agua Potable	250,872,958	-	267,192,722	518,065,680
Hidroagrícola	255,491,420	-	91,129,126	346,620,546
				-
Yucatán	**186,079,480**	**-**	**256,655,360**	**442,734,840**
Administración del Agua	104,098,861	-		104,098,861
Agua Potable	26,766,117	-	191,978,652	218,744,769
Hidroagrícola	55,214,502	-	64,676,708	119,891,210
				-
Zacatecas	**420,553,097**	**-**	**88,031,184**	**508,584,281**
Administración del Agua	100,622,153	-		100,622,153
Agua Potable	249,284,018	-	70,747,462	320,031,480
Hidroagrícola	70,646,926	-	17,283,722	87,930,648
				-
Sin Distribución Geográfica	**64,165,428**	**64,165,428**	**-**	**-**
Administración del Agua	18,355,544	18,355,544	-	-
Agua Potable	1,681,395	1,681,395	-	-
Hidroagrícola	44,128,489	44,128,489	-	-
				-
CONAGUA	**14,669,927,736**	**1,140,775,316**	**10,349,496**	**13,539,501,916**
Administración del Agua	4,943,447,969	-	10,349,496	4,953,797,465
Agua Potable	9,184,606,007	871,302,817	-	8,313,303,190
Hidroagrícola	541,873,760	269,472,499	-	272,401,261

ANEXO 32. AMPLIACIONES AL RAMO 19 APORTACIONES A SEGURIDAD SOCIAL (pesos)

RAMO 19: APORTACIONES A SEGURIDAD SOCIAL	Monto
Seguridad Social Cañeros	350,000,000

ANEXO 33. AMPLIACIONES AL RAMO 20 DESARROLLO SOCIAL (pesos)

RAMO 20: DESARROLLO SOCIAL	Monto
Programa Hábitat	600,000,000
Programa de adquisición de leche nacional a cargo de LICONSA, S. A. de C. V.	250,000,000
Programa de Ahorro y Subsidio para la Vivienda Tu Casa	42,000,000
Programa de Vivienda Rural	300,000,000
Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, Para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres	9,000,000
3 X 1 Para Migrantes	100,000,000
Rescate de espacios públicos	150,000,000
TOTAL	**1,451,000,000**

ANEXO 34. AMPLIACIONES AL RAMO 21 TURISMO (pesos)

	Monto
RAMO 21: TURISMO	***750,000,000***
Promoción y desarrollo de programas y proyectos turísticos de las Entidades Federativas	750,000,000

ANEXO 35. AMPLIACIONES AL RAMO 38 CIENCIA Y TECNOLOGÍA (pesos)

	Monto
RAMO 38: CONSEJO NACIONAL DE CIENCIA Y TECNOLOGÍA	***540,000,000.00***
Consejo Nacional de Ciencia y Tecnología	**515,000,000.00**
Ampliación del parque de investigación e innovación tecnológica (PIIT) y construcción de centros de investigación	72,000,000.00
Red de Innovación y Aprendizaje "RIA", Estado de México (construcción y equipamiento), Fundación Proacceso Eco A.C.	80,000,000.00
Centro de Estudios para el Desarrollo Sustentable y Aprovechamiento de la Vida Silvestre, Universidad Autónoma de Campeche	7,000,000.00
Unidad experimental piloto para la producción de biodisel, Universidad Autónoma del Carmen, Campeche.	7,000,000.00
Construcción Tecnopolo Esmeralda Bicentenario, Fideicomiso para el Desarrollo de Parques y Zonas Industriales en el Estado de México (FIDEPAR)	50,000,000.00
Jatropha Curcas (investigación y factibilidad económica del cultivo en Sinaloa)	6,000,000.00
Creación del Centro Mexicano de Energías Renovables (CEMER)	39,000,000.00
Consolidación de la Unidad de Biotecnología Agrícola Sinaloense (BIOTECSIN)	34,000,000.00
Centro Mario Molina (estudios regionales en gestión energética y ambiental)	46,000,000.00
Acceso universal a revistas científicas	14,000,000.00
Proyecto Integral de Innovación Digital de la Universidad Autónoma de Guerrero	27,000,000.00
Proyecto de Aula Digital en el Distrito Federal	27,000,000.00
Proyecto de Agrodiesel en el Estado de Chiapas	20,000,000.00
Centro de innovación y Desarrollo Agroindustrial de Michoacán	25,000,000.00
Parque Tecnológico en Pachuca, Hidalgo	30,000,000.00
Ciencia y Tecnología para niños y jóvenes hidalguenses, Universidad Tecnológica de Tulancingo	11,000,000.00
Xalapa Ciudad Digital; Universidad Veracruzana	20,000,000.00
Instituto Nacional de Astrofísica, Óptica y Electrónica	**25,000,000.00**
Gasto operativo para el proyecto Gran Telescopio Milimétrico	25,000,000.00

ANEXO 36. AMPLIACIONES AL RAMO 01 PODER LEGISLATIVO (pesos)

	Monto
RAMO 01: PODER LEGISLATIVO	**240,000,000**
Cámara de Senadores	
Proyectos de inmuebles (oficinas administrativas) 1/	200,000,000
Cámara de Diputados	
Seguridad Social de los Trabajadores 2/	40,000,000

1/ El monto de ampliación será destinado al nuevo recinto del senado

2/ Para dar cumplimiento al artículo Vigésimo Segundo Transitorio del presente Decreto.

ANEXO 37. AMPLIACIONES AL RAMO 27 FUNCIÓN PÚBLICA (pesos)

	Monto
RAMO 27: FUNCIÓN PÚBLICA	**55,000,000**
Erogaciones para la igualdad entre hombres y mujeres 1/	
Ampliación de la cobertura, impacto y efecto preventivo de la fiscalización a la gestión pública	20,000,000
Instituto Nacional de Administración y Avalúos de Bienes Nacionales	35,000,000

1/ Monto incluido en el Anexo 10 Erogaciones para la Igualdad entre Hombres y Mujeres

ANEXO 38. AMPLIACIONES AL RAMO 17 PROCURADURÍA GENERAL DE LA REPÚBLICA (pesos)

	Monto
RAMO 17: PROCURADURÍA GENERAL DE LA REPÚBLICA	**30,000,000**
Erogaciones para la igualdad entre hombres y mujeres 1/	
Promoción del Desarrollo Humano y Planeación Institucional	10,000,000
Programa de Combate a la Pederastía	20,000,000

1/ Monto incluido en el Anexo 10 Erogaciones para la Igualdad entre Hombres y Mujeres

ANEXO 39. AMPLIACIONES AL RAMO 05 RELACIONES EXTERIORES (pesos)

	Monto
RAMO 05: RELACIONES EXTERIORES	**22,000,000**
Erogaciones para la igualdad entre hombres y mujeres 1/	
Protección y asistencia consular	20,000,000
Coordinación de la Política Exterior de México en materia de Derechos Humanos y Democracia	2,000,000

1/ Monto incluido en el Anexo 10 Erogaciones para la Igualdad entre Hombres y Mujeres

ANEXO 40. AMPLIACIONES AL RAMO 18 ENERGÍA (pesos)

	Monto
RAMO: 18 ENERGÍA	**100,000,000**
Instituto Mexicano del Petróleo (IMP)	100,000,000

SALON DE SESIONES DE LA CAMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNION.- México, D. F., a 15 de noviembre de 2010.- Dip. **Jorge Carlos Ramirez Marin**, Presidente.- Dip. **Maria Dolores del Rio Sanchez**, Secretaria.- Rúbricas."



En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a seis de diciembre de dos mil diez.- **Felipe de Jesús Calderón Hinojosa**.- Rúbrica.- El Secretario de Gobernación, **José Francisco Blake Mora**.- Rúbrica.



LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2011

TEXTO VIGENTE
Nueva Ley publicada en el Diario Oficial de la Federación el 15 de noviembre de 2010

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

FELIPE DE JESÚS CALDERÓN HINOJOSA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, DECRETA:

SE EXPIDE LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2011

Capítulo I
De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2011, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas que a continuación se enumeran:

A.	***INGRESOS DEL GOBIERNO FEDERAL***	***2,179,289.6***
I.	**Impuestos:**	**1,464,299.5**
1.	Impuesto sobre la renta.	688,965.2
2.	Impuesto empresarial a tasa única.	60,605.3
3.	Impuesto al valor agregado.	555,677.1
4.	Impuesto especial sobre producción y servicios:	69,920.8
a.	Gasolinas, diesel para combustión automotriz:	-9,631.3
i)	Artículo 2o.-A, fracción I.	-34,160.6
ii)	Artículo 2o.-A, fracción II.	24,529.3
b.	Bebidas con contenido alcohólico y cerveza:	27,719.9
i)	Bebidas alcohólicas.	5,371.5
ii)	Cervezas y bebidas refrescantes.	22,348.4
c.	Tabacos labrados.	42,059.9
d.	Juegos con apuestas y sorteos.	2,490.5
e.	Redes públicas de telecomunicaciones.	7,213.2
f.	Bebidas energetizantes	68.6
5.	Impuesto sobre tenencia o uso de vehículos.	17,182.8

	6.	Impuesto sobre automóviles nuevos.	4,787.0
	7.	Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	0.0
	8.	Impuesto a los rendimientos petroleros.	1,501.3
	9.	Impuestos al comercio exterior:	22,810.6
		a. A la importación.	22,810.6
		b. A la exportación.	0.0
	10.	Impuesto a los depósitos en efectivo.	19,304.1
	11.	Accesorios.	23,545.3
II.	**Contribuciones de mejoras:**		**21.5**
	Contribución de mejoras por obras públicas de infraestructura hidráulica.		21.5
III.	**Derechos:**		**641,641.4**
	1.	Servicios que presta el Estado en funciones de derecho público:	3,541.3
		a. Secretaría de Gobernación.	34.2
		b. Secretaría de Relaciones Exteriores.	1,830.5
		c. Secretaría de la Defensa Nacional.	0.0
		d. Secretaría de Marina.	0.0
		e. Secretaría de Hacienda y Crédito Público.	146.6
		f. Secretaría de la Función Pública.	5.5
		g. Secretaría de Energía.	179.7
		h. Secretaría de Economía.	79.2
		i. Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	25.4
		j. Secretaría de Comunicaciones y Transportes.	838.4
		k. Secretaría de Medio Ambiente y Recursos Naturales.	44.3
		l. Secretaría de Educación Pública.	250.6
		m. Secretaría de Salud.	12.6
		n. Secretaría del Trabajo y Previsión Social.	1.3
		ñ. Secretaría de la Reforma Agraria.	62.8
		o. Secretaría de Turismo.	1.0
		p. Secretaría de Seguridad Pública.	29.2
	2.	Por el uso o aprovechamiento de bienes del dominio público:	11,313.1
		a. Secretaría de Hacienda y Crédito Público.	0.5
		b. Secretaría de la Función Pública.	0.0
		c. Secretaría de Economía.	1,682.1
		d. Secretaría de Comunicaciones y Transportes.	3,949.9
		e. Secretaría de Medio Ambiente y Recursos Naturales.	5,644.2

		f.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	36.4
		g.	Secretaría del Trabajo y Previsión Social.	0.0
	3.	Derechos a los hidrocarburos:		626,787.0
		a.	Derecho ordinario sobre hidrocarburos.	537,676.7
		b.	Derecho sobre hidrocarburos para el fondo de estabilización.	76,461.2
		c.	Derecho extraordinario sobre exportación de petróleo crudo.	-92.9
		d.	Derecho para la investigación científica y tecnológica en materia de energía.	4,191.9
		e.	Derecho para la fiscalización petrolera.	26.4
		f.	Derecho único sobre hidrocarburos.	2,672.7
		g.	Derecho sobre extracción de hidrocarburos.	2,425.9
		h.	Derecho especial sobre hidrocarburos.	3,425.1
		i.	Derecho adicional sobre hidrocarburos.	0.0
IV.	**Contribuciones no comprendidas en las fracciones precedentes causadas en ejercicios fiscales anteriores pendientes de liquidación o de pago.**			**59.4**
V.	**Productos:**			**5,508.2**
	1.	Por los servicios que no correspondan a funciones de derecho público.		3.1
	2.	Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público:		5,505.1
		a.	Explotación de tierras y aguas.	0.0
		b.	Arrendamiento de tierras, locales y construcciones.	1.3
		c.	Enajenación de bienes:	1,196.7
			i) Muebles.	1,044.7
			ii) Inmuebles.	152.0
		d.	Intereses de valores, créditos y bonos.	3,863.9
		e.	Utilidades:	443.1
			i) De organismos descentralizados y empresas de participación estatal.	0.0
			ii) De la Lotería Nacional para la Asistencia Pública.	0.0
			iii) De Pronósticos para la Asistencia Pública.	441.9
			iv) Otras.	1.2
		f.	Otros.	0.1
VI.	**Aprovechamientos:**			**67,759.6**
	1.	Multas.		1,269.8
	2.	Indemnizaciones.		1,148.8
	3.	Reintegros:		130.2



	a. Sostenimiento de las Escuelas Artículo 123.	0.0
	b. Servicio de Vigilancia Forestal.	0.1
	c. Otros.	130.1
4.	Provenientes de obras públicas de infraestructura hidráulica.	287.5
5.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.	0.0
6.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.	0.0
7.	Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.	0.0
8.	Cooperación del Distrito Federal por servicios públicos locales prestados por la Federación.	0.0
9.	Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.	0.0
10.	5 por ciento de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.	0.0
11.	Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.	638.8
12.	Participaciones señaladas por la Ley Federal de Juegos y Sorteos.	674.1
13.	Regalías provenientes de fondos y explotaciones mineras.	0.0
14.	Aportaciones de contratistas de obras públicas.	4.3
15.	Destinados al Fondo para el Desarrollo Forestal:	0.5
	a. Aportaciones que efectúen los Gobiernos del Distrito Federal, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.	0.0
	b. De las reservas nacionales forestales.	0.0
	c. Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.	0.0
	d. Otros.	0.5
16.	Cuotas Compensatorias.	110.6
17.	Hospitales Militares.	0.0



18.		Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.	0.0
19.		Recuperaciones de capital:	20.5
	a.	Fondos entregados en fideicomiso, a favor de Entidades Federativas y empresas públicas.	16.0
	b.	Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	4.5
	c.	Inversiones en obras de agua potable y alcantarillado.	0.0
	d.	Desincorporaciones.	0.0
	e.	Otros.	0.0
20.		Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.	0.0
21.		Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.	0.0
22.		No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.	0.0
23.		Otros:	63,474.5
	a.	Remanente de operación del Banco de México.	0.0
	b.	Utilidades por Recompra de Deuda.	0.0
	c.	Rendimiento mínimo garantizado.	0.0
	d.	Otros.	63,474.5
B.		***INGRESOS DE ORGANISMOS Y EMPRESAS***	***876,051.9***
I.		**Ingresos de organismos y empresas:**	**706,628.9**
1.		Ingresos propios de organismos y empresas:	706,628.9
	a.	Petróleos Mexicanos.	386,500.4
	b.	Comisión Federal de Electricidad.	271,642.6
	c.	Instituto Mexicano del Seguro Social.	11,472.4
	d.	Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado.	37,013.5
2.		Otros ingresos de empresas de participación estatal.	0.0
II.		**Aportaciones de seguridad social:**	**169,423.0**
1.		Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
2.		Cuotas para el Seguro Social a cargo de patrones y trabajadores.	169,423.0
3.		Cuotas del Sistema de Ahorro para el Retiro a cargo de los	0.0



	patrones.	
4.	Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
5.	Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0
C.	***INGRESOS DERIVADOS DE FINANCIAMIENTOS***	***383,554.0***
I.	**Endeudamiento neto del Gobierno Federal:**	347,127.6
1.	Interno.	347,127.6
2.	Externo.	0.0
II.	**Otros financiamientos:**	27,040.0
1.	Diferimiento de pagos.	27,040.0
2.	Otros.	0.0
III.	**Déficit de organismos y empresas de control directo.**	9,386.4
TOTAL		**3,438,895.5**

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este precepto.

Se faculta al Ejecutivo Federal para que durante el 2011, otorgue los beneficios fiscales que sean necesarios para dar debido cumplimiento a las resoluciones derivadas de la aplicación de mecanismos internacionales para la solución de controversias legales que determinen una violación a un tratado internacional.

Por razones de interés público y cuando se considere necesario evitar aumentos desproporcionados en el precio al usuario final, el Ejecutivo Federal fijará los precios máximos al usuario final y de venta de primera mano del gas licuado de petróleo, sin que se requiera trámite o requisito adicional alguno.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos por contribuciones pagados en especie o en servicios, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio fiscal de 2011, se estima una recaudación federal participable por 1 billón 858 mil 410.1 millones de pesos.

El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, informará al Congreso de la Unión, trimestralmente, dentro de los 30 días siguientes al trimestre vencido, sobre los ingresos percibidos por la Federación en el ejercicio fiscal de 2011, en relación con las estimaciones que se señalan en este artículo.

Durante el ejercicio fiscal de 2011, de los recursos que genere el derecho sobre hidrocarburos para el fondo de estabilización a que se refiere el artículo 256 de la Ley Federal de Derechos, 76 mil 461.2



millones de pesos se destinarán a financiar programas y proyectos de inversión aprobados en el Presupuesto de Egresos de la Federación. La aplicación de estos recursos se hará de acuerdo con lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2011.

La Secretaría de Hacienda y Crédito Público podrá destinar la recaudación obtenida por el derecho sobre hidrocarburos para el fondo de estabilización a que se refiere el artículo 256 de la Ley Federal de Derechos, en exceso del monto referido en el párrafo anterior antes de destinarlo al Fondo de Estabilización de los Ingresos Petroleros, para compensar parcial o totalmente los ingresos del Gobierno Federal durante el ejercicio fiscal de 2011, así como para cubrir el costo de los combustibles que se requieran para la generación de electricidad en adición a los recursos previstos en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2011.

La compensación parcial o total de ingresos del Gobierno Federal a que se refiere el párrafo anterior se aplicará cuando los ingresos totales, sin considerar los ingresos derivados del apartado C de este artículo, resulten inferiores a los valores estimados en el mismo debido a una disminución de los ingresos por la recaudación total de los impuestos a que se refiere el apartado A, fracción I de este precepto, o disminuyan los ingresos por concepto del derecho ordinario sobre hidrocarburos a que se refiere el artículo 254 de la Ley Federal de Derechos, con motivo de una disminución de la plataforma de extracción o del precio del petróleo crudo, respecto de los valores que sirvieron de base para las estimaciones contenidas en el presente artículo.

Los recursos del derecho sobre hidrocarburos para el fondo de estabilización a que se refiere el artículo 256 de la Ley Federal de Derechos que resten después de aplicar lo dispuesto en los párrafos octavo, noveno y décimo de este artículo, se destinarán a lo que establecen las leyes federales de Derechos y de Presupuesto y Responsabilidad Hacendaria.

Se estima que durante el ejercicio fiscal de 2011, en términos monetarios, el pago en especie del impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, establecido en la Ley que Establece, Reforma y Adiciona las Disposiciones Relativas a Diversos Impuestos publicada en el Diario Oficial de la Federación el 31 de diciembre de 1968, ascenderá al equivalente de 2 mil 740.5 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2011.

Durante el ejercicio fiscal de 2011 no serán aplicables los límites para la acumulación de las reservas en los fondos de estabilización establecidos en el segundo párrafo de la fracción IV del artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Con el objeto de que el Gobierno Federal continúe con la labor reconocida en el artículo segundo transitorio del “Decreto por el que se reforman y adicionan diversas disposiciones de la Ley que crea el Fideicomiso que administrará el fondo para el fortalecimiento de sociedades y cooperativas de ahorro y préstamo y de apoyo a sus ahorradores”, publicado en el Diario Oficial de la Federación el 28 de enero de 2004, y a fin de atender la problemática social de los ahorradores afectados por la operación irregular de las cajas populares de ahorro y préstamo a que se refiere dicho transitorio, la Secretaría de Hacienda y Crédito Público por conducto del área responsable de la banca y ahorro, continuará con la instrumentación, fortalecimiento y supervisión de las acciones o esquemas que correspondan para coadyuvar o intervenir en el resarcimiento de los ahorradores afectados.

En caso de que con base en las acciones o esquemas que se instrumenten conforme al párrafo que antecede sea necesaria la transmisión, administración o enajenación, por parte del Ejecutivo Federal, de los bienes del fideicomiso referido en el primer párrafo del artículo segundo transitorio del Decreto



indicado en el párrafo anterior, las operaciones respectivas, en numerario o en especie, se registrarán en cuentas de orden, con la finalidad de no afectar el patrimonio o activos de los entes públicos federales que lleven a cabo esas operaciones.

El producto de la enajenación de los bienes decomisados o abandonados en causas penales federales, referidos en el artículo segundo transitorio párrafo quinto, del Decreto indicado en el párrafo precedente, se destinará para restituir los recursos públicos destinados para el resarcimiento de los ahorradores afectados a que se refiere dicho precepto, así como los gastos de administración en que se incurra para atender la problemática social de los ahorradores afectados por la operación irregular de las cajas populares de ahorro y préstamo citadas en dicho transitorio.

Los recursos que durante el ejercicio fiscal de 2011 se destinen al Fondo de Estabilización de los Ingresos de las Entidades Federativas en términos de las disposiciones aplicables, podrán utilizarse para cubrir las obligaciones derivadas de los esquemas que, a fin de mitigar la disminución en participaciones federales del ejercicio fiscal de 2009, se hayan instrumentado para potenciar los recursos que, con cargo a dicho fondo, hayan recibido las entidades federativas.

Hasta el 25 por ciento de las aportaciones que con cargo a los fondos de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, y para el Fortalecimiento de las Entidades Federativas, corresponda recibir a las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, podrán servir como fuente de pago o compensación de las obligaciones que contraigan con el Gobierno Federal, siempre que exista acuerdo entre las partes y sin que sea necesario obtener la autorización de la legislatura local ni la inscripción ante la Secretaría de Hacienda y Crédito Público en el Registro de Obligaciones y Empréstitos de Entidades Federativas y Municipios.

El Instituto Mexicano del Seguro Social, podrá transferir a la Reserva Financiera y Actuarial del Seguro de Enfermedades y Maternidad el excedente de las reservas de los seguros de Invalidez y Vida y de Riesgos de Trabajo de acuerdo con las estimaciones de suficiencia financiera de largo plazo de estos últimos seguros. El gasto que realice el Instituto Mexicano del Seguro Social con cargo a los recursos acumulados en las Reservas a que se refiere el artículo 280 de la Ley del Seguro Social, así como en la subcuenta 1 del Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, deberá ser registrado en los ingresos y en los egresos del flujo de efectivo autorizado para el ejercicio fiscal que corresponda, de tal manera que no se afecte la meta de las reservas establecida en el Presupuesto de Egresos de la Federación para el ejercicio fiscal correspondiente.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley General de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2011, por un monto de endeudamiento neto interno hasta por 375 mil millones de pesos. Asimismo, el Ejecutivo Federal y las entidades de control directo podrán contratar obligaciones constitutivas de deuda pública interna adicionales a lo autorizado, siempre que el endeudamiento neto externo sea menor al establecido en el presente artículo o en el presupuesto de las entidades respectivas en un monto equivalente al de dichas obligaciones adicionales. El Ejecutivo Federal queda autorizado para contratar y ejercer en el exterior créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2011, así como para canjear o refinanciar obligaciones del sector público federal, a efecto de obtener un monto de endeudamiento neto externo de 5 mil millones de dólares de los Estados Unidos de América, el cual incluye el monto de endeudamiento neto externo que se ejercería con organismos financieros internacionales. De igual forma, el Ejecutivo Federal y las entidades de control directo podrán contratar obligaciones constitutivas de deuda pública externa adicionales a lo autorizado, siempre que el endeudamiento neto interno sea menor al establecido en el presente artículo o en el presupuesto de las



entidades respectivas, en un monto equivalente al de dichas obligaciones adicionales. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2011 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del erario federal, en los términos de la Ley General de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

El Ejecutivo Federal queda autorizado, en caso de que así se requiera, para emitir en el mercado nacional, en el ejercicio fiscal de 2011, valores u otros instrumentos indizados al tipo de cambio del peso mexicano respecto de monedas del exterior, siempre que el saldo total de los mismos durante el citado ejercicio no exceda del 10 por ciento del saldo promedio de la deuda pública interna registrada en dicho ejercicio y que, adicionalmente, estos valores o instrumentos sean emitidos a un plazo de vencimiento no menor a 365 días.

Las operaciones a las que se refieren el segundo y tercer párrafos de este artículo no deberán implicar endeudamiento neto adicional al autorizado para el ejercicio fiscal de 2011.

El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, dará cuenta trimestralmente al Congreso de la Unión del ejercicio de las facultades a que se refiere este artículo dentro de los 30 días siguientes al trimestre vencido. En el informe correspondiente se deberán especificar las características de las operaciones realizadas. En caso de que la fecha límite para informar al Congreso de la Unión sea un día inhábil la misma se recorrerá hasta el siguiente día hábil.

El Ejecutivo Federal también informará trimestralmente al Congreso de la Unión en lo referente a aquellos pasivos contingentes que se hubieran asumido con la garantía del Gobierno Federal durante el ejercicio fiscal de 2011, incluyendo los avales distintos de los proyectos de inversión productiva de largo plazo otorgados.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento se deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos en la cuenta que, para tal efecto, le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que



correspondan. Al determinar las características de la emisión y de la colocación, el citado Banco procurará las mejores condiciones para el mencionado Instituto dentro de lo que el mercado permita.

El Banco de México deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de 15 días hábiles contados a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta de Gobierno del Banco de México podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco de México podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Tesorero de la Federación, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza al Banco Nacional de Crédito Rural, S.N.C., en liquidación, para que en el mercado interno y por conducto de su liquidador, contrate créditos o emita valores con el único objeto de canjear o refinanciar sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago y, en general, a mejorar los términos y condiciones de sus obligaciones financieras. Las obligaciones asumidas conforme a esta autorización estarán respaldadas por el Gobierno Federal en los términos previstos para los pasivos a cargo de las instituciones de banca de desarrollo conforme a sus respectivas leyes orgánicas.

Con la finalidad de que el Gobierno Federal dé cumplimiento a lo previsto en los artículos 3, segundo párrafo y segundo transitorio del "Decreto por el que se expropian por causa de utilidad pública, a favor de la Nación, las acciones, cupones y/o los títulos representativos del capital o partes sociales de las empresas que adelante se enlistan", publicado en el Diario Oficial de la Federación los días 3 y 10 de septiembre de 2001, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, conforme a las disposiciones aplicables, establecerá el instrumento adecuado para tal efecto, el cual, sin perjuicio de los recursos que reciba para tal fin en términos de las disposiciones aplicables, se integrará por los que se enteren por parte del Fondo de Empresas Expropiadas del Sector Azucarero o de cualquier otro ente jurídico.

Las acciones, los cupones o los títulos representativos del capital o partes sociales expropiados de las empresas enlistadas en el Decreto citado en el párrafo que antecede, que se entreguen al Gobierno Federal, serán recibidas por conducto de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, estarán libres de gravamen mercantil y no computarán para considerar a sus emisoras como entidades paraestatales, por lo que no estarán sujetas al régimen aplicable a las mismas, incluido su personal, siempre que el propósito no sea constituir en forma permanente una entidad paraestatal, lo cual será determinado por el Ejecutivo Federal, por conducto de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, quien emitirá la resolución correspondiente con base en los dictámenes técnicos, jurídicos, económicos o financieros que, en su caso, emita dicha dependencia o con la información con la que cuente el Fondo de Empresas Expropiadas del Sector Azucarero, a más tardar dentro de los 15 días hábiles siguientes al de la recepción de las acciones, cupones, títulos o partes sociales señalados en el presente párrafo.

Corresponderá directamente a la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, ejercer los derechos corporativos que deriven de la titularidad de las acciones, los cupones o los títulos representativos del capital o partes sociales expropiados a que se refiere el párrafo que antecede, designar representantes para tal efecto y resolver las situaciones de hecho o de derecho que se presenten respecto de las mismas, así como comunicarle a la Tesorería de la Federación el destino que se les dará a efecto de que ésta, sin más trámite, realice la transmisión correspondiente.



Se autoriza a la banca de desarrollo, a la Financiera Rural, a los fondos de fomento y al Instituto del Fondo Nacional para el Consumo de los Trabajadores, un monto conjunto de déficit por intermediación financiera, definida como el crédito neto otorgado al sector privado y social más el déficit de operación de las instituciones de fomento, de 57,227.1 millones de pesos, de acuerdo con lo previsto en los Criterios Generales de Política Económica para la Iniciativa de Ley de Ingresos y el Proyecto de Presupuesto de Egresos de la Federación correspondientes al ejercicio fiscal de 2011 y a los programas establecidos en el Tomo VII del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2011.

El monto autorizado conforme al párrafo anterior podrá ser adecuado previa autorización del órgano de gobierno de la entidad de que se trate y con la opinión favorable de la Secretaría de Hacienda y Crédito Público. Cada trimestre se deberá informar al Congreso de la Unión sobre las modificaciones que, en su caso, hayan sido realizadas.

Para la integración de los requerimientos financieros del sector público que señala el artículo 28 de esta Ley, podrá considerarse como pérdida o ganancia por intermediación financiera, la diferencia en el capital contable entre el cierre del ejercicio fiscal de 2010 y el cierre del ejercicio fiscal de 2011, de las instituciones de banca de desarrollo, de la Financiera Rural, del Instituto del Fondo Nacional para el Consumo de los Trabajadores y de los fondos de fomento que son regulados y supervisados por la Comisión Nacional Bancaria y de Valores.

Los montos establecidos en el artículo 1o., apartado C de esta Ley, así como el monto de endeudamiento neto interno consignado en este artículo, se verán, en su caso, modificados en lo conducente como resultado de la distribución, entre el Gobierno Federal y los organismos y empresas de control directo, de los montos autorizados en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2011.

Artículo 3o. Se autoriza para el Distrito Federal la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 4 mil millones de pesos para el financiamiento de obras contempladas en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal 2011. Asimismo, se autoriza la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para realizar operaciones de canje o refinanciamiento de la deuda pública del Distrito Federal.

Los financiamientos a que se refiere este artículo se sujetarán a lo siguiente:

I. Los financiamientos deberán contratarse con apego a lo establecido en la Ley General de Deuda Pública, en este artículo y en las directrices de contratación que, al efecto, emita la Secretaría de Hacienda y Crédito Público.

II. Las obras que se financien con el monto de endeudamiento neto autorizado deberán:

1. Producir directamente un incremento en los ingresos públicos.

2. Contemplarse en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal 2011.

3. Apegarse a las disposiciones legales aplicables.

4. Previamente a la contratación del financiamiento respectivo, contar con registro en la cartera que integra y administra la Secretaría de Hacienda y Crédito Público, de conformidad con los términos y condiciones que la misma determine para ese efecto.



III. Las operaciones de financiamiento deberán contratarse en las mejores condiciones que el mercado crediticio ofrezca, que redunden en un beneficio para las finanzas del Distrito Federal y en los instrumentos que, a consideración de la Secretaría de Hacienda y Crédito Público, no afecten las fuentes de financiamiento del sector público federal o de las demás entidades federativas y municipios.

IV. El monto de los desembolsos de los recursos derivados de financiamientos que integren el endeudamiento neto autorizado y el ritmo al que procedan, deberán conllevar una correspondencia directa con las ministraciones de recursos que vayan presentando las obras respectivas, de manera que el ejercicio y aplicación de los mencionados recursos deberá darse a paso y medida en que proceda el pago de las citadas ministraciones. El desembolso de dichos recursos deberá destinarse directamente al pago de aquellas obras que ya hubieren sido adjudicadas bajo la normatividad correspondiente.

V. El Gobierno del Distrito Federal, por conducto del Jefe de Gobierno, remitirá trimestralmente al Congreso de la Unión un informe sobre el estado de la deuda pública de la entidad y el ejercicio del monto autorizado, desglosado por su origen, fuente de financiamiento y destino, especificando las características financieras de las operaciones realizadas.

VI. La Auditoría Superior de la Federación, en coordinación con la Contaduría Mayor de Hacienda de la Asamblea Legislativa del Distrito Federal, realizará auditorías a los contratos y operaciones de financiamiento, a los actos asociados a la aplicación de los recursos correspondientes y al cumplimiento de lo dispuesto en este artículo.

VII. El Jefe de Gobierno del Distrito Federal será responsable del estricto cumplimiento de las disposiciones de este artículo, así como de la Ley General de Deuda Pública y de las directrices de contratación que expida la Secretaría de Hacienda y Crédito Público. Las infracciones a los ordenamientos citados se sancionarán en los términos que legalmente correspondan y de conformidad al régimen de responsabilidades de los servidores públicos federales.

VIII. Los informes de avance trimestral que el Jefe de Gobierno rinda al Congreso de la Unión conforme a la fracción V de este artículo, deberán contener un apartado específico de deuda pública, de acuerdo con lo siguiente:

1. Evolución de la deuda pública durante el periodo que se informe.

2. Perfil de vencimientos del principal para el ejercicio fiscal correspondiente y para al menos los 5 siguientes ejercicios fiscales.

3. Colocación de deuda autorizada, por entidad receptora y aplicación a obras específicas.

4. Relación de obras a las que se hayan destinado los recursos de los desembolsos efectuados de cada financiamiento, que integren el endeudamiento neto autorizado.

5. Composición del saldo de la deuda por usuario de los recursos y por acreedor.

6. Servicio de la deuda.

7. Costo financiero de la deuda.

8. Canje o refinanciamiento.

9. Evolución por línea de crédito.

10. Programa de colocación para el resto del ejercicio fiscal.

IX. El Jefe de Gobierno del Distrito Federal, por conducto de la Secretaría de Finanzas, remitirá al Congreso de la Unión a más tardar el 31 de marzo de 2011, el programa de colocación de la deuda autorizada para el ejercicio fiscal de 2011.

Artículo 4o. En el ejercicio fiscal de 2011, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada de la Comisión Federal de Electricidad por un total de 162,142.4 millones de pesos, de los cuales 92,145.9 millones de pesos corresponden a inversión directa y 69,996.5 millones de pesos a inversión condicionada.

Artículo 5o. Se autoriza al Ejecutivo Federal a contratar proyectos de inversión financiada de la Comisión Federal de Electricidad en los términos de los artículos 18 de la Ley General de Deuda Pública y 32, párrafos segundo a sexto, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como del Título Cuarto, Capítulo XIV, del Reglamento de este último ordenamiento, por un total de 66,263.2 millones de pesos, de los que 30,526.6 millones de pesos corresponden a proyectos de inversión directa y 35,736.6 millones de pesos corresponden a proyectos de inversión condicionada.

Los proyectos de inversión financiada condicionada a que se hace referencia en este precepto y en el artículo 4o. de esta Ley, se ejercerán con apego a la estimación que realice la Secretaría de Energía sobre la evolución del margen operativo de reserva del Sistema Eléctrico Nacional. Dicho indicador en su magnitud y metodología deberá ser enviado para conocimiento del Congreso de la Unión a través de la Comisión de Energía de la Cámara de Diputados.

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Capítulo II
De las Obligaciones de Petróleos Mexicanos

Artículo 7o. Petróleos Mexicanos y sus organismos subsidiarios estarán obligados al pago de contribuciones y sus accesorios, de productos y de aprovechamientos, excepto el impuesto sobre la renta, de acuerdo con las disposiciones que los establecen y con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público, además, estarán a lo siguiente:

I. Hidrocarburos

De acuerdo con lo establecido en el artículo 260 de la Ley Federal de Derechos, Pemex-Exploración y Producción deberá realizar los anticipos que se señalan en el siguiente párrafo.

A cuenta del derecho ordinario sobre hidrocarburos a que se refiere el artículo 254 de la Ley Federal de Derechos, Pemex-Exploración y Producción deberá realizar pagos diarios, incluyendo los días inhábiles, por 505 millones 478 mil pesos durante el año. Además, el primer día hábil de cada semana del ejercicio fiscal deberá efectuar un pago de 3 mil 548 millones 66 mil pesos.

II. Enajenación de gasolinas y diesel

Petróleos Mexicanos y sus organismos subsidiarios, por la enajenación de gasolinas y diesel, enterarán diariamente, incluyendo días inhábiles, por conducto de Pemex-Refinación, anticipos a



cuenta del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, siempre que las tasas aplicables a la enajenación de dichos productos, determinadas de acuerdo con el procedimiento establecido en la citada fracción, resulten positivas. La Secretaría de Hacienda y Crédito Público podrá fijar el monto de estos anticipos, los cuales se podrán acreditar contra el pago mensual señalado en el artículo 2o.-A, fracción I, antes mencionado, correspondiente al mes por el que se efectuaron los mismos.

En caso que las tasas aplicables a la enajenación de gasolinas y diesel, referidas en el párrafo anterior, resulten negativas, Petróleos Mexicanos y sus organismos subsidiarios no efectuarán los anticipos diarios mencionados en dicho párrafo.

El pago mensual del impuesto especial sobre producción y servicios deberá presentarse a más tardar el último día hábil del mes posterior a aquél al que corresponda el pago. Estas declaraciones se presentarán en la Tesorería de la Federación.

Cuando en un lugar o región del país se establezcan sobreprecios a los precios de la gasolina o del diesel, no se estará obligado al pago del impuesto especial sobre producción y servicios por dichos sobreprecios en la enajenación de estos combustibles. Los recursos obtenidos por los citados sobreprecios no se considerarán para el cálculo del impuesto a los rendimientos petroleros.

Cuando la determinación de la tasa aplicable, de acuerdo con el procedimiento que establece la fracción I del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios resulte negativa, Petróleos Mexicanos y sus organismos subsidiarios podrán disminuir el monto que resulte de dicha tasa negativa del impuesto especial sobre producción y servicios a su cargo o del impuesto al valor agregado, si el primero no fuera suficiente. En caso de que el primero y el segundo no fueran suficientes el monto correspondiente se podrá acreditar contra el derecho ordinario sobre hidrocarburos que establece el artículo 254 de la Ley Federal de Derechos o contra los pagos provisionales mensuales a que se refiere el artículo 255 de esta última ley.

Para el cálculo de las tasas a que se refiere la fracción I del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, no se considerará como parte del precio de venta al público a las cuotas establecidas en la fracción II del artículo antes citado.

Para el cálculo de la tasa del impuesto especial sobre producción y servicios por la enajenación de gasolina o diesel en territorio nacional, a que se refiere el artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, en sustitución de los factores a que se refiere la fracción I inciso c) de dicho artículo, se aplicará el factor de 0.9009 cuando la enajenación se realice con tasa del impuesto al valor agregado de 11 por ciento y el factor de 0.8621 cuando la enajenación se realice con tasa del impuesto al valor agregado de 16 por ciento.

III. Pagos del impuesto al valor agregado

Petróleos Mexicanos y sus organismos subsidiarios efectuarán individualmente los pagos del impuesto al valor agregado en la Tesorería de la Federación, mediante declaraciones que presentarán a más tardar el último día hábil del mes siguiente a aquél al que corresponda el pago.

Las declaraciones informativas del impuesto al valor agregado deberán ser presentadas en formato electrónico ante el Servicio de Administración Tributaria con la misma periodicidad que las declaraciones de pago de dicho impuesto.



IV. Determinación y pago de los impuestos a la exportación de petróleo crudo, gas natural y sus derivados

Cuando el Ejecutivo Federal, en ejercicio de las facultades a que se refiere el artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, establezca impuestos a la exportación de petróleo crudo, gas natural y sus derivados, Petróleos Mexicanos y sus organismos subsidiarios deberán determinarlos y pagarlos a más tardar el último día hábil del mes siguiente a aquél en que se efectúe la exportación.

V. Impuesto a los rendimientos petroleros

Petróleos Mexicanos y sus organismos subsidiarios, a excepción de Pemex-Exploración y Producción, estarán a lo siguiente:

1. Cada organismo deberá calcular el impuesto a los rendimientos petroleros a que se refiere esta fracción aplicando al rendimiento neto del ejercicio la tasa del 30 por ciento. El rendimiento neto a que se refiere este párrafo se determinará restando de la totalidad de los ingresos del ejercicio el total de las deducciones autorizadas que se efectúen en el mismo. En ningún caso la pérdida neta de ejercicios anteriores se podrá disminuir del rendimiento neto del ejercicio.

2. A cuenta del impuesto a los rendimientos petroleros a que se refiere esta fracción, Petróleos Mexicanos y sus organismos subsidiarios deberán realizar pagos diarios, incluyendo los días inhábiles, por un total de 2 millones 57 mil pesos durante el año. Además, el primer día hábil de cada semana del ejercicio fiscal deberán efectuar un pago por un total de 14 millones 436 mil pesos.

   El impuesto se pagará mediante declaración que se presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2012 y contra el impuesto que resulte se acreditarán los anticipos diarios y semanales a que se refiere el párrafo anterior.

   Para el cumplimiento de lo dispuesto en esta fracción se aplicarán, en lo conducente, las disposiciones fiscales y las reglas de carácter general expedidas por la Secretaría de Hacienda y Crédito Público en materia de ingresos, deducciones, cumplimiento de obligaciones y facultades de las autoridades fiscales.

VI. Importación de mercancías

Petróleos Mexicanos y sus organismos subsidiarios determinarán individualmente los impuestos a la importación y las demás contribuciones que se causen con motivo de las importaciones que realicen, y deberán pagarlas ante la Tesorería de la Federación, a más tardar el último día hábil del mes posterior a aquél en que se efectúe la importación.

VII. Otras obligaciones

Petróleos Mexicanos será quien cumpla por sí y por cuenta de sus subsidiarias las obligaciones señaladas en esta Ley y en las demás leyes fiscales, excepto la de efectuar pagos diarios y semanales cuando así se prevea expresamente. Para tal efecto, Petróleos Mexicanos será solidariamente responsable del pago de contribuciones y aprovechamientos que correspondan a sus organismos subsidiarios.

Petróleos Mexicanos y sus organismos subsidiarios presentarán las declaraciones, harán los pagos y cumplirán con las obligaciones de retener y enterar las contribuciones a cargo de terceros, ante la Tesorería de la Federación.

La Secretaría de Hacienda y Crédito Público queda facultada para modificar el monto de los pagos diarios y semanales establecidos en este artículo y, en su caso, para determinar la suspensión de dichos pagos, cuando existan modificaciones en los ingresos de Petróleos Mexicanos o de sus organismos subsidiarios que así lo ameriten, así como para expedir las reglas específicas para la aplicación y cumplimiento de lo dispuesto en este artículo.

La Secretaría de Hacienda y Crédito Público informará y explicará las modificaciones a los montos que, por ingresos extraordinarios o una baja en los mismos, impacten en los pagos diarios y semanales establecidos en este artículo, en un informe que se presentará a la Comisión de Hacienda y Crédito Público y al Centro de Estudios de las Finanzas Públicas, ambos de la Cámara de Diputados, dentro del mes siguiente a aquél en que se generen dichas modificaciones, así como en los Informes Trimestrales Sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública.

Petróleos Mexicanos presentará al Servicio de Administración Tributaria en los meses de abril, julio y octubre de 2011 y enero de 2012, una declaración en la que informará sobre los pagos por contribuciones y los accesorios a su cargo o a cargo de sus organismos subsidiarios, efectuados en el trimestre anterior.

Petróleos Mexicanos presentará al Servicio de Administración Tributaria, a más tardar el último día hábil del mes de marzo de 2012, declaración informativa sobre la totalidad de las contribuciones causadas o enteradas durante el ejercicio anterior, por sí y por sus organismos subsidiarios.

Petróleos Mexicanos deberá presentar al Servicio de Administración Tributaria las declaraciones informativas a que se refieren los dos párrafos anteriores y las demás disposiciones fiscales, a través de los medios o formatos electrónicos que establezca dicho órgano desconcentrado, en los que se deberá incluir la información específica que en los mismos se indique respecto de las contribuciones, los productos y los aprovechamientos que esa entidad y sus organismos subsidiarios estén obligados a pagar.

Petróleos Mexicanos descontará de su facturación a las estaciones de servicio por concepto de mermas hasta el 0.74 por ciento del valor total de las enajenaciones de gasolina que realice a dichas estaciones de servicio.

En caso de que, antes del ejercicio de facultades de comprobación por parte de las autoridades fiscales, Pemex-Exploración y Producción modifique las declaraciones de pago del derecho adicional a que se refiere el artículo Sexto Transitorio del "Decreto por el que se reforman diversas disposiciones del Capítulo XII, del Título Segundo de la Ley Federal de Derechos", publicado en el Diario Oficial de la Federación el 21 de diciembre de 2005, correspondientes al ejercicio fiscal de 2007 y entere diferencias a cargo por concepto de ese derecho, en relación con dichas diferencias no se aplicará lo dispuesto en el primer párrafo del artículo 21 del Código Fiscal de la Federación, a excepción de lo relativo a la actualización.

El Banco de México deducirá los pagos diarios y semanales que se establecen en el presente artículo de los depósitos que Petróleos Mexicanos o sus organismos subsidiarios deben hacer en dicha institución conforme a la Ley del Banco de México y los concentrará en la Tesorería de la Federación.

Los gastos de mantenimiento y operación de los proyectos integrales de infraestructura de Petróleos Mexicanos que, hasta antes de la entrada en vigor del "Decreto por el que se adicionan y reforman diversas disposiciones de la Ley Federal de Presupuesto y Responsabilidad Hacendaria", publicado en el Diario Oficial de la Federación el 13 de noviembre de 2008, eran considerados proyectos de infraestructura productiva de largo plazo en términos del artículo 32 de dicha Ley, serán registrados como inversión.

Para dar cumplimiento a lo dispuesto en el artículo 257, último párrafo, de la Ley Federal de Derechos se establece que la plataforma de extracción y de exportación de petróleo crudo durante 2011 será por una estimación máxima de 2.55 y 1.15 millones de barriles diarios en promedio, respectivamente.

Capítulo III
De las Facilidades Administrativas y Beneficios Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos:

I. Al 0.75 por ciento mensual sobre los saldos insolutos.

II. Cuando de conformidad con el Código Fiscal de la Federación, se autorice el pago a plazos, se aplicará la tasa de recargos que a continuación se establece, sobre los saldos y durante el periodo de que se trate:

   1. Tratándose de pagos a plazos en parcialidades de hasta 12 meses, la tasa de recargos será del 1 por ciento mensual.

   2. Tratándose de pagos a plazos en parcialidades de más de 12 meses y hasta de 24 meses, la tasa de recargos será de 1.25 por ciento mensual.

   3. Tratándose de pagos a plazos en parcialidades superiores a 24 meses, así como tratándose de pagos a plazo diferido, la tasa de recargos será de 1.5 por ciento mensual.

Las tasas de recargos establecidas en la fracción II de este artículo incluyen la actualización realizada conforme a lo establecido por el Código Fiscal de la Federación.

Artículo 9o. Se ratifican los acuerdos expedidos en el Ramo de Hacienda, por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Se ratifican los convenios que se hayan celebrado entre la Federación por una parte y las entidades federativas, organismos autónomos por disposición constitucional de éstas, organismos públicos descentralizados de las mismas y los municipios, por la otra, en los que se finiquiten adeudos entre ellos. También se ratifican los convenios que se hayan celebrado o se celebren entre la Federación por una parte y las entidades federativas, por la otra, en los que se señalen los incentivos que perciben las propias entidades federativas y, en su caso, los municipios, por las mercancías o vehículos de procedencia extranjera, embargados precautoriamente por las mismas, que pasen a propiedad del Fisco Federal.

En virtud de lo señalado en el párrafo anterior, no se aplicará lo dispuesto en el artículo 6 bis de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

A las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, incluyendo sus organismos descentralizados y autónomos, que se hubieren adherido al Decreto por el que se otorgan diversos beneficios fiscales en materia del impuesto sobre la renta, de derechos y de aprovechamientos, publicado en el Diario Oficial de la Federación el 5 de diciembre de 2008, se les extenderá el beneficio referido en el artículo segundo, fracción I de dicho Decreto, hasta el ejercicio fiscal de 2010 y anteriores, siempre y cuando se encuentren al corriente en los enteros correspondientes a los meses de noviembre y diciembre de 2010. Dichos órdenes de gobierno, en lugar de aplicar los porcentajes establecidos en el artículo segundo, fracción II del mencionado Decreto, podrán aplicar el 60 por ciento para el año 2011 y el 30 por ciento para el año 2012.

Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, incluyendo sus organismos descentralizados y autónomos, que no hubieren celebrado el convenio a que se refiere el artículo tercero, fracción I del Decreto señalado en el párrafo anterior, tendrán hasta el 28 de febrero de 2011 para celebrarlo y cumplir con todos los requisitos contenidos en él, a fin de acogerse al mismo, en cuyo caso obtendrán los beneficios establecidos en el párrafo anterior.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2011, incluso por el uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos o que por cualquier causa legal no se paguen.

Para establecer el monto de los aprovechamientos se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero y, en su caso, se estará a lo siguiente:

I. La cantidad que deba cubrirse por concepto del uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

Durante el ejercicio fiscal de 2011, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2011, los montos de los aprovechamientos que se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2011. Asimismo, los aprovechamientos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2011, sólo surtirán sus efectos para dicho año y, en su caso, dicha Secretaría autorizará el destino específico para los aprovechamientos que perciba la dependencia correspondiente.

Cuando la Secretaría de Hacienda y Crédito Público establezca un aprovechamiento con motivo de la garantía soberana del Gobierno Federal o tratándose de recuperaciones de capital de las instituciones de banca de desarrollo, los recursos correspondientes se podrán destinar a la capitalización de los bancos de desarrollo o a fomentar acciones que permitan cumplir con el mandato de dicha banca, sin perjuicio de lo previsto en el último párrafo del artículo 12 de la presente Ley.

Los ingresos excedentes provenientes de los aprovechamientos a que se refiere el apartado A, fracción VI, numerales 11, 19, inciso d y 23, inciso d, del artículo 1o. de esta Ley, por concepto de participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía, de desincorporaciones distintos de entidades paraestatales y de otros aprovechamientos, respectivamente, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2011, se aplicarán los vigentes al 31 de diciembre de 2010, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR
Enero	1.0499
Febrero	1.0386
Marzo	1.0326
Abril	1.0253
Mayo	1.0286
Junio	1.0351
Julio	1.0355
Agosto	1.0332
Septiembre	1.0330
Octubre	1.0202
Noviembre	1.0165
Diciembre	1.0088

En el caso de aprovechamientos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2011 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2010, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2011.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, así como aquéllos a que se refiere la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, y los accesorios de los aprovechamientos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

En aquellos casos en los que se incumpla con la obligación de presentar los comprobantes de pago de los aprovechamientos a que se refiere este artículo en los plazos que para esos efectos se fijen, la dependencia prestadora del servicio o la que permita el uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación de que se trate, procederá conforme a lo dispuesto en el artículo 3o. de la Ley Federal de Derechos.

Las dependencias de la Administración Pública Federal, deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2011, los conceptos y montos de los ingresos que por aprovechamientos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Las dependencias a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público un informe durante los primeros 15 días del mes de julio de 2011, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 11. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar, mediante resoluciones de carácter particular, las cuotas de los productos que pretendan cobrar las dependencias durante el ejercicio fiscal de 2011, aun cuando su cobro se encuentre previsto en otras leyes.

Las autorizaciones para fijar o modificar las cuotas de los productos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2011, sólo surtirán sus efectos para dicho año y, en su caso, dicha Secretaría autorizará el destino específico para los productos que perciba la dependencia correspondiente.

Para los efectos del párrafo anterior, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2011, los montos de los productos que se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2011. Asimismo, los productos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2011, se aplicarán los vigentes al 31 de diciembre de 2010, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR
Enero	1.0499
Febrero	1.0386
Marzo	1.0326
Abril	1.0253
Mayo	1.0286
Junio	1.0351
Julio	1.0355
Agosto	1.0332
Septiembre	1.0330
Octubre	1.0202
Noviembre	1.0165

Diciembre	1.0088

En el caso de productos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2011 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2010, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2011.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Servicio de Administración y Enajenación de Bienes y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes propiedad del Gobierno Federal que hayan sido transferidos por la Tesorería de la Federación, serán depositados, hasta por la cantidad que determine la Junta de Gobierno de dicho organismo, en un fondo que se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste, y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2011, los conceptos y montos de los ingresos que por productos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Las dependencias a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante los primeros 15 días del mes de julio de 2011 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 12. Los ingresos que se recauden por parte de las dependencias de la Administración Pública Federal o sus órganos administrativos desconcentrados por los diversos conceptos que establece esta Ley deberán concentrarse en la Tesorería de la Federación el día hábil siguiente al de su recepción y deberán reflejarse, cualquiera que sea su naturaleza, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

El incumplimiento en la concentración oportuna a que se refiere el párrafo anterior, generará a las citadas dependencias o a sus órganos administrativos desconcentrados, sin exceder sus presupuestos autorizados, la obligación de pagar cargas financieras por concepto de indemnización al Fisco Federal. La tasa anual aplicable a dichas cargas financieras será 1.5 veces la que resulte de promediar la Tasa Ponderada de Fondeo Bancario dada a conocer diariamente por el Banco de México en su página de Internet durante el periodo que dure la falta de concentración. En el caso de que por cualquier motivo se deje de publicar la mencionada tasa se utilizará la tasa de interés que el Banco de México dé a conocer en sustitución de la misma.

El monto de las cargas financieras se determinará dividiendo la tasa anual a que se refiere el párrafo anterior entre 360 y multiplicando por el número de días transcurridos desde la fecha en que debió realizarse la concentración y hasta el día en que la misma se efectúe. El resultado obtenido se multiplicará por el importe no concentrado oportunamente.

No será aplicable la carga financiera a que se refiere este artículo cuando las dependencias acrediten ante la Tesorería de la Federación la imposibilidad práctica del cumplimiento oportuno de la concentración, siempre que cuenten con la validación respectiva del órgano interno de control en la dependencia de que se trate.

Las entidades de control directo, los poderes Legislativo y Judicial, el Instituto Nacional de Estadística y Geografía, el Instituto Federal Electoral y la Comisión Nacional de los Derechos Humanos, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley y deberán conservar a disposición de los órganos revisores de la Cuenta de la Hacienda Pública Federal, la documentación comprobatoria de dichos ingresos.

Para los efectos del registro de los ingresos a que se refiere el párrafo anterior, se deberá presentar a la Secretaría de Hacienda y Crédito Público la documentación comprobatoria de la obtención de dichos ingresos, o bien, de los informes avalados por el órgano interno de control o de la comisión respectiva del órgano de gobierno, según sea el caso, especificando los importes del impuesto al valor agregado que hayan trasladado por los actos o las actividades que dieron lugar a la obtención de los ingresos.

Las entidades de control indirecto deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece esta Ley y se reflejen dentro de la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas, los que podrán ser recaudados por las oficinas de los propios institutos o por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones y de los abonos retenidos a trabajadores por patrones para el Instituto del Fondo Nacional de la Vivienda para los Trabajadores.

Los ingresos que obtengan las instituciones educativas, planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, por la prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquier otra vía, incluidos los que generen sus escuelas, centros y unidades de enseñanza y de investigación, formarán parte de su patrimonio, en su caso, serán administrados por las propias instituciones y se destinarán para sus finalidades y programas institucionales, de acuerdo con las disposiciones presupuestarias aplicables, sin perjuicio de lo dispuesto en el primer párrafo de este artículo.

Para el ejercicio oportuno de los recursos a que se refiere el párrafo anterior, la Secretaría de Hacienda y Crédito Público podrá establecer un fondo revolvente que garantice su entrega y aplicación en un plazo máximo de 10 días hábiles, contados a partir de que dichos ingresos hayan sido concentrados en la Tesorería de la Federación.

Las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público el origen y aplicación de sus ingresos.



Los ingresos que provengan de proyectos de comercialización de certificados de reducción de gases de efecto invernadero, como dióxido de carbono y metano, se destinarán a las entidades de control directo que los generen, para la realización del proyecto respectivo.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar los recursos públicos al final del ejercicio en la Tesorería de la Federación, en los términos del artículo 54, párrafo tercero, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los recursos públicos remanentes a la extinción de un fideicomiso que se hayan generado con cargo al presupuesto de una dependencia deberán ser concentrados a la Tesorería de la Federación bajo la naturaleza de aprovechamientos, y se podrán destinar a la dependencia que aportó los recursos o a la dependencia o entidad que concuerden con los fines para los cuales se creó el fideicomiso, salvo aquéllos para los que en el contrato de fideicomiso esté previsto un destino distinto. Asimismo, los ingresos excedentes provenientes de los aprovechamientos a que se refiere el artículo 1o., apartado A, fracción VI, numeral 19, con excepción del inciso d, de esta Ley, por concepto de recuperaciones de capital, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

Artículo 13. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos, negociaciones y desincorporación de entidades paraestatales son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Con excepción de lo dispuesto en el octavo párrafo de este artículo para los procesos de desincorporación de entidades paraestatales, los ingresos netos a que se refiere este párrafo se



concentrarán en la Tesorería de la Federación y deberán manifestarse tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Además de los conceptos señalados en los párrafos tercero y cuarto del presente artículo, a los ingresos que se obtengan por la enajenación de bienes, incluyendo acciones, por la enajenación y recuperación de activos financieros y por la cesión de derechos, todos ellos propiedad del Gobierno Federal, o de cualquier entidad transferente en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, así como por la desincorporación de entidades, se les podrá descontar un porcentaje, por concepto de gastos indirectos de operación, que no podrá ser mayor del 5 por ciento, a favor del Servicio de Administración y Enajenación de Bienes, cuando a éste se le haya encomendado la ejecución de dichos procedimientos. Este porcentaje será autorizado por la Junta de Gobierno de la citada entidad y se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste.

En los procesos de desincorporación de entidades, a través de su extinción o liquidación, cuyas operaciones se encuentren garantizadas por el Gobierno Federal, el liquidador designado o responsable del proceso respectivo podrá utilizar los recursos disponibles de los mandatos y demás figuras análogas encomendadas al mismo por el Gobierno Federal, para el pago de los gastos y pasivos de dichos procesos de desincorporación previa opinión favorable, en cada caso, de la coordinadora de sector, del mandante o de quien haya constituido la figura análoga y de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación. Para los efectos anteriores, se constituirán los instrumentos jurídicos correspondientes que aseguren la transparencia y control en el ejercicio de los recursos.

Los recursos remanentes de los procesos de desincorporación de entidades concluidos deberán destinarse para cubrir los gastos y pasivos derivados de los procesos de desincorporación de entidades deficitarios, directamente o por conducto del Fondo de Desincorporación de Entidades, siempre que se cuente con la opinión favorable de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, sin que sea necesario concentrarlos en la Tesorería de la Federación. Estos recursos deberán identificarse por el liquidador o responsable del proceso en una subcuenta específica.

Los recursos remanentes de los procesos de desincorporación de entidades que se encuentren en el Fondo de Desincorporación de Entidades, permanecerán afectos a éste para hacer frente a los gastos y pasivos de los procesos de desincorporación de entidades deficitarios, previa opinión de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación.

Tratándose de los procesos de desincorporación de entidades constituidas o en las que participen entidades paraestatales no apoyadas u otras entidades con recursos propios, los recursos remanentes que les correspondan de dichos procesos ingresarán a sus respectivas tesorerías para hacer frente a sus gastos.

Los ingresos provenientes de la enajenación de bienes decomisados y de sus frutos, a que se refiere la fracción I del artículo 1 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, serán destinados en partes iguales, al Poder Judicial de la Federación, a la Procuraduría General de la República y a la Secretaría de Salud, con excepción de lo dispuesto en el párrafo décimo séptimo del artículo 1o. de la presente Ley.

Artículo 14. Se aplicará lo establecido en esta Ley a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, de su Reglamento y del Presupuesto



de Egresos de la Federación para el Ejercicio Fiscal 2011, entre las que se comprende de manera enunciativa a las siguientes:

I. Petróleos Mexicanos y sus organismos subsidiarios.

II. Comisión Federal de Electricidad.

III. Instituto Mexicano del Seguro Social.

IV. Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones.

Artículo 15. Cuando con anterioridad al 1 de enero de 2011, una persona hubiere incurrido en infracción a las disposiciones aduaneras en los casos a que se refiere el artículo 152 de la Ley Aduanera y a la fecha de entrada en vigor de esta Ley no le haya sido impuesta la sanción correspondiente, dicha sanción no le será determinada si, por las circunstancias del infractor o de la comisión de la infracción, el crédito fiscal aplicable no excede a 3,500 unidades de inversión o su equivalente en moneda nacional al 1 de enero de 2011.

Durante el ejercicio fiscal de 2011, los contribuyentes a los que se les impongan multas por infracciones derivadas del incumplimiento de obligaciones fiscales federales distintas a las obligaciones de pago, entre otras, las relacionadas con el Registro Federal de Contribuyentes, con la presentación de declaraciones, solicitudes o avisos y con la obligación de llevar contabilidad, así como aquéllos a los que se les impongan multas por no efectuar los pagos provisionales de una contribución, de conformidad con lo dispuesto en el artículo 81, fracción IV del Código Fiscal de la Federación, con excepción de las impuestas por declarar pérdidas fiscales en exceso y las contempladas en el artículo 85, fracción I del citado Código, independientemente del ejercicio por el que corrijan su situación derivado del ejercicio de facultades de comprobación, pagarán el 50 por ciento de la multa que les corresponda si llevan a cabo dicho pago después de que las autoridades fiscales inicien el ejercicio de sus facultades de comprobación y hasta antes de que se le levante el acta final de la visita domiciliaria o se notifique el oficio de observaciones a que se refiere la fracción VI del artículo 48 del Código Fiscal de la Federación, siempre y cuando, además de dicha multa, se paguen las contribuciones omitidas y sus accesorios, cuando sea procedente.

Para los efectos del párrafo que antecede, cuando los contribuyentes corrijan su situación fiscal y paguen las contribuciones omitidas junto con sus accesorios, en su caso, después de que se levante el acta final de la visita domiciliaria o se notifique el oficio de observaciones a que se refiere dicho párrafo, pero antes de que se notifique la resolución que determine el monto de las contribuciones omitidas, los contribuyentes pagarán el 60 por ciento de la multa que les corresponda siempre que se cumplan los demás requisitos exigidos en el párrafo anterior.

Artículo 16. Durante el ejercicio fiscal de 2011, se estará a lo siguiente:

A. En materia de estímulos fiscales:

I. Se otorga un estímulo fiscal a las personas que realicen actividades empresariales, excepto minería, y que para determinar su utilidad puedan deducir el diesel que adquieran para su consumo final, siempre que se utilice exclusivamente como combustible en maquinaria en general, excepto vehículos, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A, fracción I de la Ley del Impuesto Especial



sobre Producción y Servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de dicho combustible.

El estímulo a que se refiere el párrafo anterior también será aplicable a los vehículos marinos siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

II. Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

1. Podrán acreditar únicamente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación del diesel en términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios.

   Para los efectos del párrafo anterior, el monto que se podrá acreditar será el que resulte de aplicar el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, y que se señale en forma expresa y por separado en el comprobante correspondiente.

   En los casos en que el diesel se adquiera de agencias o distribuidores autorizados, el impuesto que podrán acreditar será el que resulte de aplicar el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, y que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a dichas agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores les hayan enajenado. En ningún caso procederá la devolución de las cantidades a que se refiere este numeral.

2. Las personas que utilicen el diesel en las actividades agropecuarias o silvícolas, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el precio de adquisición del diesel en las estaciones de servicio y que conste en el comprobante correspondiente, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el numeral anterior. Para la determinación del estímulo en los términos de este párrafo, no se considerará el impuesto correspondiente a la fracción II del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, incluido dentro del precio señalado.

   Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que en los términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate.

   El acreditamiento a que se refiere la fracción anterior podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo correspondiente al mismo ejercicio en que se determine el estímulo o contra las retenciones efectuadas en el mismo ejercicio a terceros por dicho impuesto.

III. Las personas que adquieran diesel para su consumo final en las actividades agropecuarias o silvícolas a que se refiere la fracción I del presente artículo podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción II que antecede, en lugar de efectuar el acreditamiento a que la misma se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año. En ningún caso el monto de la devolución podrá ser superior a 747.69 pesos mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior.

Las personas morales que podrán solicitar la devolución a que se refiere esta fracción serán aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año, por cada uno de los socios o asociados, sin exceder de doscientas veces dicho salario mínimo. El monto de la devolución no podrá ser superior a 747.69 pesos mensuales, por cada uno de los socios o asociados, sin que exceda en su totalidad de 7,884.96 pesos mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de 14,947.81 pesos mensuales.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre de 2011 y enero de 2012.

Las personas a que se refiere el primer párrafo de esta fracción deberán llevar un registro de control de consumo de diesel, en el que asienten mensualmente la totalidad del diesel que utilicen para sus actividades agropecuarias o silvícolas en los términos de la fracción I de este artículo, en el que se deberá distinguir entre el diesel que se hubiera destinado para los fines a que se refiere dicha fracción, del diesel utilizado para otros fines. Este registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

La devolución a que se refiere esta fracción se deberá solicitar al Servicio de Administración Tributaria acompañando la documentación prevista en la presente fracción, así como aquélla que dicho órgano desconcentrado determine mediante reglas de carácter general.

El derecho para la devolución del impuesto especial sobre producción y servicios tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la adquisición del diesel cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción y en la fracción II de este artículo no serán aplicables a los contribuyentes que utilicen el diesel en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

IV. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y



privado, de personas o de carga, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de este combustible.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate en los términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios. El comprobante que se expida deberá reunir los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor correspondiente al mismo ejercicio en que se determine el estímulo, que se deba enterar, incluso en los pagos provisionales del mes en que se adquiera el diesel, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, de acuerdo al artículo 215 de la Ley del Impuesto sobre la Renta.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

V. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre público y privado, de carga o pasaje que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50 por ciento del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo correspondiente al mismo ejercicio en que se determine el estímulo, que se deba enterar, incluso en los pagos provisionales del ejercicio en que se realicen los gastos, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria. En el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación del beneficio contenido en esta fracción.

Los beneficiarios de los estímulos fiscales previstos en las fracciones I, IV y V de este apartado quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto le señalen.

Los beneficios que se otorgan en las fracciones I, II y III del presente apartado no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley. Tratándose de los estímulos establecidos en las fracciones IV y V de este apartado podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la presente Ley.

Los estímulos fiscales que se otorgan en el presente apartado están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada uno de ellos se establece en la presente Ley.

B. En materia de exenciones:

I. Se exime del pago del impuesto sobre automóviles nuevos que se cause a cargo de las personas físicas o morales que enajenen al público en general o que importen definitivamente en los términos de la Ley Aduanera, automóviles cuya propulsión sea a través de baterías eléctricas recargables, así como de aquéllos eléctricos que además cuenten con motor de combustión interna o con motor accionado por hidrógeno.

II. Se exime del pago del derecho de trámite aduanero que se cause por la importación de gas natural, en los términos del artículo 49 de la Ley Federal de Derechos.

C. En materia de condonaciones, los patrones y demás sujetos obligados que espontáneamente regularicen sus adeudos fiscales con el Instituto Mexicano del Seguro Social, generados hasta el 30 de junio de 2010, derivados de cuotas obrero patronales, capitales constitutivos, gastos realizados por dicho Instituto por inscripciones improcedentes y los que éste tenga derecho a exigir de las personas no derechohabientes, podrán solicitar la condonación de recargos y multas impuestas en términos de la Ley del Seguro Social y sus reglamentos, siempre que paguen el monto total de tales adeudos en una sola exhibición, conforme a lo siguiente:

I. Deberán manifestar por escrito al Instituto Mexicano del Seguro Social, a más tardar el 31 de marzo de 2011, su intención de acogerse a los beneficios señalados en el primer párrafo de este apartado, así como la fecha en que efectuarán el pago de sus adeudos, debiendo garantizar el interés fiscal.

II. El porcentaje de condonación será el siguiente:

1. Si el pago de los adeudos se efectúa entre el 1 de enero y el 31 de marzo de 2011, la condonación de los recargos y multas será del 100 por ciento;

2. Si el pago de los adeudos se efectúa entre el 1 de abril y el 31 de mayo de 2011, la condonación de los recargos será del 80 por ciento y de multas será del 90 por ciento, y

3. Si el pago de los adeudos se efectúa entre el 1 de junio y el 30 de junio de 2011, la condonación de los recargos será del 50 por ciento y de las multas será del 90 por ciento.

III. El Instituto Mexicano del Seguro social podrá requerir al patrón o sujeto obligado todos los datos, informes o documentos que resulten necesarios para determinar la procedencia de la condonación.

IV. La condonación de los recargos y multas procederá aun y cuando éstos deriven de:

1. Créditos fiscales que estén siendo pagados a plazo en los términos del artículo 40 C de la Ley del Seguro Social. En este caso, la condonación será sobre el saldo insoluto de los recargos y multas que se adeuden y el Instituto Mexicano del Seguro Social en ningún caso estará obligado a devolver cantidad alguna por concepto de recargos y multas ya pagadas.

2. Cuotas obrero patronales que estén siendo objeto de impugnación por parte del patrón o sujeto obligado, siempre que medie el desistimiento del mismo.

V. Sin perjuicio de la condonación total o parcial de recargos o multas que, en su caso, proceda en términos de esta fracción, el Consejo Técnico del Instituto Mexicano del Seguro Social podrá acordar que se autorice el pago a plazos, ya sea en forma diferida o en parcialidades, de las cuotas obrero patronales, capitales constitutivos, los gastos realizados por dicho Instituto por inscripciones improcedentes y los que tenga derecho a exigir el mismo de las personas no derechohabientes, respecto de las que se causaron los recargos y multas condonadas.

VI. En caso de que el patrón o sujeto obligado no cumpla con los requisitos de la solicitud de condonación a que se refiere el primer párrafo de este apartado y con lo dispuesto en la fracción III anterior, se le tendrá por desistido de la misma.

VII. No procederá la condonación total o parcial de recargos y multas, cuando el patrón o sujeto obligado se ubique en cualquiera de los supuestos siguientes:

1. La determinación de las cuotas obrero patronales respecto de las que se causaron los recargos y multas de que se trate derive de actos u omisiones que impliquen la existencia de agravantes en la comisión de infracciones en términos de la Ley del Seguro Social, o

2. Exista sentencia ejecutoriada que derive de la comisión de delitos fiscales.

VIII. La solicitud de condonación a que se refiere el primer párrafo de este apartado no constituirá instancia y las resoluciones que dicte el Instituto Mexicano del Seguro Social al respecto no podrán ser impugnadas.

IX. Tratándose de recargos respecto de créditos fiscales relativos a cuotas del seguro de retiro, cesantía en edad avanzada y vejez, no se otorgará condonación alguna.

El Consejo Técnico del Instituto podrá dictar los lineamientos de carácter general que estime necesarios para el mejor cumplimiento de lo dispuesto en el primer párrafo de este apartado.

El Instituto Mexicano del Seguro Social informará trimestralmente a las Comisiones de Hacienda y Crédito Público del Congreso de la Unión del ejercicio de las facultades otorgadas en los términos de este apartado.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la aplicación del contenido previsto en los apartados A y B de este artículo.

Artículo 17. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en la presente Ley, en el Código Fiscal de la Federación, ordenamientos legales referentes a organismos descentralizados federales que prestan los servicios de seguridad social, decretos presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.



Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación o las bases de organización o funcionamiento de los entes públicos o empresas de participación estatal, cualquiera que sea su naturaleza.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 18. Los ingresos acumulados que obtengan en exceso a los previstos en el calendario que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en el artículo 1o. de esta Ley, los poderes Legislativo y Judicial de la Federación, los tribunales administrativos, el Instituto Nacional de Estadística y Geografía, el Instituto Federal Electoral, la Comisión Nacional de los Derechos Humanos, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades de control directo, se deberán aplicar en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, sin perjuicio de lo dispuesto en el artículo 12 de esta Ley.

Para determinar los ingresos excedentes de la unidad generadora de las dependencias a que se refiere el primer párrafo de este artículo, se considerará la diferencia positiva que resulte de disminuir los ingresos acumulados estimados de la dependencia en la Ley de Ingresos de la Federación, a los enteros acumulados efectuados por dicha dependencia a la Tesorería de la Federación, en el periodo que corresponda.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso, goce, aprovechamiento o explotación de bienes o el servicio por el cual se cobra el aprovechamiento o producto, según sea el caso.

Se faculta a la Secretaría de Hacienda y Crédito Público para que, en términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, emita dictámenes y reciba notificaciones, de ingresos excedentes que generen las dependencias, sus órganos administrativos desconcentrados y entidades.

Artículo 19. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso,



a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la entidad, tales como la recuperación de seguros, los donativos en dinero y la enajenación de bienes muebles.

IV. Ingresos de los poderes Legislativo y Judicial de la Federación, así como de los tribunales administrativos, del Instituto Nacional de Estadística y Geografía, del Instituto Federal Electoral y de la Comisión Nacional de los Derechos Humanos.

La Secretaría de Hacienda y Crédito Público tendrá la facultad de fijar o modificar en una lista la clasificación de los ingresos a que se refieren las fracciones I, II y III de este artículo. Dicha lista se dará a conocer a las dependencias y entidades a más tardar el último día hábil de enero de 2011 y durante dicho ejercicio fiscal, conforme se modifiquen.

Artículo 20. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 21. Para los efectos de los impuestos sobre la renta y empresarial a tasa única se estará a lo siguiente:

I. En materia de impuesto sobre la renta:

1. Las modificaciones a los artículos 50, 58, 58-A, 58-B, 59, 100, 103, 103-A, 104, 105, 151, 154 cuarto párrafo, 158, 159, 160, 161, 168, 169, 171, 175 actual segundo párrafo, 195, 195-A y 218 de la Ley del Impuesto sobre la Renta, en materia de intereses, realizadas mediante el "Decreto por el que se reforman, adicionan y derogan diversas disposiciones de las Leyes del Impuesto sobre la Renta, del Impuesto a los Depósitos en Efectivo y del Impuesto al Valor Agregado, del Código Fiscal de la Federación y del Decreto por el que se establecen las obligaciones que podrán denominarse en Unidades de Inversión; y reforma y adiciona diversas disposiciones del Código Fiscal de la Federación y de la Ley del Impuesto sobre la Renta, publicado el 1 de abril de 1995", publicado en el Diario Oficial de la Federación el 7 de diciembre de 2009, entrarán en vigor el 1 de enero de 2012.

Para los efectos de los artículos 58, 158, 159, 160 y 218 de la Ley del Impuesto sobre la Renta, la retención y acumulación de los intereses devengados antes del 1 de enero de 2012, se efectuarán conforme a las disposiciones establecidas en la Ley del Impuesto sobre la Renta vigente al 31 de diciembre de 2011. Durante el ejercicio fiscal de 2011 la tasa de retención anual a que se refieren los artículos 58 y 160 antes mencionados, será del 0.60 por ciento.

Las instituciones que componen el sistema financiero en los términos de la Ley del Impuesto sobre la Renta deberán retener y enterar el citado impuesto aplicando la tasa establecida en el párrafo anterior, sobre el monto del capital que dé lugar al pago de los intereses, desde la fecha de inicio de la inversión o desde el día en el que el contribuyente hubiese cobrado por última vez intereses y hasta el 31 de diciembre de 2011. El entero se realizará de acuerdo al primer párrafo del artículo 58 de la Ley del Impuesto sobre la Renta vigente al 31 de diciembre de 2011. Las personas físicas deberán acumular a sus demás ingresos los intereses reales percibidos en el ejercicio, conforme al artículo 159 de la Ley del Impuesto sobre la Renta vigente al 31 de diciembre de 2011.

Tratándose de intereses pagados por sociedades que no se consideren integrantes del sistema financiero en los términos de la Ley del Impuesto sobre la Renta, que deriven de títulos valor que no sean colocados entre el gran público inversionista a través de bolsa de valores autorizadas o mercados de amplia bursatilidad, los contribuyentes personas físicas acumularán, para los efectos del impuesto sobre la renta, los intereses devengados a su favor durante el ejercicio fiscal de 2011. En estos casos la retención se efectuará conforme al primer párrafo del artículo 160 de la Ley del Impuesto sobre la Renta vigente al 31 de diciembre de 2011.

Para los efectos de los artículos 58, 159 y 160 de la Ley del Impuesto sobre la Renta en vigor a partir del 1 de enero de 2012, las instituciones que componen el sistema financiero, así como las sociedades que paguen intereses, deberán considerar como saldo inicial al 1 de enero de 2012, el saldo que hubiese tenido la cuenta o activo financiero de que se trate, al 31 de diciembre de 2011.

Para los efectos del artículo 59, fracción I de la Ley del Impuesto sobre la Renta vigente hasta el 31 de diciembre de 2011, las instituciones que componen el sistema financiero, deberán presentar la información a que se refiere dicho precepto, correspondiente al ejercicio fiscal de 2011, mediante declaración anual que presentarán ante el Servicio de Administración Tributaria a más tardar el día 15 de febrero de 2012.

Para los efectos del artículo 59, fracción I de la Ley del Impuesto sobre la Renta, vigente a partir del 1 de enero de 2012, las instituciones que componen el sistema financiero, deberán presentar la información a que se refiere dicho precepto, correspondiente al ejercicio fiscal de 2012, mediante declaración anual que presentarán ante el Servicio de Administración Tributaria a más tardar el día 15 de febrero de 2013.

Para los efectos de lo dispuesto en el artículo 176, fracción IV de la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2011, en lugar de determinar el monto de los intereses reales efectivamente pagados en el ejercicio por créditos hipotecarios conforme al procedimiento establecido en el citado precepto, dicho monto se determinará aplicando en lo conducente lo dispuesto en el tercer párrafo del artículo 159 de la Ley del Impuesto sobre la Renta vigente hasta el 31 de diciembre de 2011, por el periodo que corresponda.

2. Para los efectos de lo dispuesto en la fracción I, inciso a), numeral 2 del artículo 195 de la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2011, los intereses a que hace referencia dicha disposición podrán estar sujetos a una tasa del 4.9 por ciento, siempre que el beneficiario efectivo de esos intereses sea residente de un país con el que se encuentre en vigor un tratado para evitar la doble tributación celebrado con México y se cumplan con los requisitos previstos en dicho tratado para aplicar las tasas que en el mismo se prevean para este tipo de intereses.

II. En materia de impuesto empresarial a tasa única:

1. Para los efectos del artículo 8 de la Ley del Impuesto Empresarial a Tasa Única, los contribuyentes deberán presentar a las autoridades fiscales, en el mismo plazo establecido para la presentación de la declaración del ejercicio, la información correspondiente a los conceptos que sirvieron de base para determinar el impuesto empresarial a tasa única del ejercicio fiscal de 2011, en el formato que establezca para tal efecto el Servicio de Administración Tributaria mediante reglas de carácter general. La información a que se refiere este inciso se deberá presentar incluso cuando en la declaración del ejercicio de 2011 no resulte impuesto a pagar.



2. Para los efectos del artículo 11, tercer párrafo de la Ley del Impuesto Empresarial a Tasa Única, el monto del crédito fiscal a que se refiere dicho artículo no podrá acreditarse por el contribuyente contra el impuesto sobre la renta causado en el ejercicio en el que se generó el crédito.

Capítulo IV
De la Información, la Transparencia, la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 22. El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, incluirá en los Informes Trimestrales Sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública a que se refiere el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la información relativa a los requerimientos financieros y disponibilidades de la Administración Pública Centralizada, de los órganos autónomos, del sector público federal y del sector público federal consolidado, incluyendo a las entidades paraestatales contempladas en los Tomos V y VI del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2011, así como de las disponibilidades de los fondos y fideicomisos sin estructura orgánica.

En los informes a que se refiere el párrafo anterior se deberá incluir la información relativa a los ingresos obtenidos por cada uno de los proyectos de inversión financiada directa y condicionada establecidos en el Tomo V del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2011; así como la información relativa al balance de cada uno de los organismos de control directo a que se refiere el apartado B del artículo 1o. de esta Ley.

Con el objeto de evaluar el desempeño en materia de eficiencia recaudatoria, en los informes a que se refiere el primer párrafo de este artículo se deberá incluir la información correspondiente a los indicadores que a continuación se señalan:

I. Avance en el padrón de contribuyentes.

II. Información estadística de avances contra la evasión y elusión fiscales.

III. Avances contra el contrabando.

IV. Reducción de rezagos y cuantificación de resultados en los litigios fiscales.

V. Plan de recaudación.

VI. Los montos recaudados en cada periodo por concepto de los derechos de los hidrocarburos, estableciendo los ingresos obtenidos específicamente, en rubros separados, por la extracción de petróleo crudo y de gas natural, en concordancia con lo dispuesto en el Capítulo XII del Título Segundo de la Ley Federal de Derechos.

VII. Los elementos cuantitativos que sirvieron de base para el cálculo del impuesto especial sobre producción y servicios, conforme al artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios.

La Secretaría de Hacienda y Crédito Público, deberá incluir en el informe de recaudación neta, un reporte de grandes contribuyentes agrupados por cantidades en los siguientes rubros: empresas que consolidan fiscalmente, empresas con ingresos acumulables en el monto que señalan las leyes, sector financiero, sector gobierno, empresas residentes en el extranjero y otros. Las empresas del sector privado, además, deberán estar identificadas por el sector industrial, primario y/o de servicios al que pertenezcan.

Artículo 23. En la recaudación y el endeudamiento público del Gobierno Federal, la Secretaría de Hacienda y Crédito Público y las entidades estarán obligadas a proporcionar a la Secretaría de la Función Pública y a la Auditoría Superior de la Federación, en el ámbito de sus respectivas competencias y en los términos de las disposiciones que apliquen, la información en materia de recaudación y endeudamiento que éstas requieran legalmente.

El incumplimiento a lo dispuesto en este artículo será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y las demás disposiciones aplicables.

Artículo 24. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio referido en el párrafo anterior será responsabilidad de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2011.

Artículo 25. Los estímulos fiscales y las facilidades administrativas que prevea la Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2012 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos fiscales deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el Presupuesto de Gastos Fiscales.

Artículo 26. Los datos generales que a continuación se citan, de las personas morales y de las personas físicas que realicen actividades empresariales o profesionales de conformidad con lo dispuesto en la Ley del Impuesto sobre la Renta, que el Instituto Nacional de Estadística y Geografía y el Servicio de Administración Tributaria obtengan con motivo del ejercicio de sus atribuciones, podrán ser comunicados entre dichos entes con objeto de mantener sus bases de datos actualizadas:

I. Nombre, denominación o razón social.

II. Domicilio o domicilios donde se lleven a cabo actividades empresariales o profesionales.

III. Actividad preponderante y la clave que se utilice para su identificación.

La información obtenida conforme a este artículo no se considerará comprendida dentro de las prohibiciones y restricciones que establece el Código Fiscal de la Federación, pero será considerada confidencial para los efectos de la Ley del Sistema Nacional de Información Estadística y Geográfica y de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

La información estadística que se obtenga con los datos a que se refiere el presente artículo podrá ser objeto de difusión pública.



Artículo 27. La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como al Centro de Estudios de las Finanzas Públicas de dicho órgano legislativo y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores antes del 30 de junio de 2011, el Presupuesto de Gastos Fiscales.

El Presupuesto de Gastos Fiscales comprenderá al menos, en términos generales, los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades administrativas, estímulos fiscales, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal.

Dicho presupuesto deberá contener los montos referidos estimados para el ejercicio fiscal de 2012 en los siguientes términos:

I. El monto estimado de los recursos que dejará de percibir en el ejercicio el Erario Federal;

II. La metodología utilizada para realizar la estimación;

III. La referencia o sustento jurídico que respalde la inclusión de cada concepto o partida;

IV. Los sectores o actividades beneficiados específicamente de cada concepto, en su caso, y

V. Los beneficios sociales y económicos asociados a los gastos fiscales.

La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar, a más tardar el 30 de septiembre de 2011, a las instancias a que se refiere el primer párrafo de este artículo un reporte de las personas morales y fideicomisos autorizados para recibir donativos deducibles para los efectos del impuesto sobre la renta, en el que se deberá señalar, para cada una, los montos de los donativos obtenidos en efectivo y en especie, así como los recibidos del extranjero y las entidades federativas en las que se ubiquen las mismas, clasificándolas por tipo de donataria de conformidad con los conceptos contenidos en los artículos 95, 96, 98 y 99 de la Ley del Impuesto sobre la Renta y 31, segundo párrafo y 114 de su Reglamento. Para la generación de este reporte, la información se obtendrá de la que las donatarias autorizadas estén obligadas a presentar en la declaración informativa de las personas morales con fines no lucrativos a la que se refiere el tercer párrafo del artículo 101 de la Ley del Impuesto sobre la Renta, correspondiente al ejercicio fiscal de 2010.

La información a que se refiere el párrafo anterior no se considerará comprendida dentro de las prohibiciones y restricciones que establecen los artículos 69 del Código Fiscal de la Federación y 2, fracción VII de la Ley Federal de los Derechos del Contribuyente.

Artículo 28. Con el propósito de transparentar el monto y la composición de los pasivos financieros del Gobierno Federal, la Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y hacer llegar a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, a más tardar el 30 de abril de 2011, un documento que explique cómo se computan los balances fiscales y los requerimientos financieros del sector público, junto con la metodología respectiva, en el que se incluyan de manera integral todas las obligaciones financieras del Gobierno Federal, así como los pasivos públicos, pasivos contingentes y pasivos laborales.

Artículo 29. En el ejercicio fiscal de 2011, toda iniciativa en materia fiscal, incluyendo aquéllas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2012, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas.

Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo del ordenamiento de que se trate en el cual se llevarían a cabo las reformas.

Toda iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

I. Que se otorgue certidumbre jurídica a los contribuyentes.

II. Que el pago de las contribuciones sea sencillo y asequible.

III. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización.

IV. Que las contribuciones sean estables para las finanzas públicas.

Los aspectos anteriores deberán incluirse en la exposición de motivos de la iniciativa de que se trate, mismos que deberán ser tomados en cuenta en la elaboración de los dictámenes que emitan las comisiones respectivas del Congreso de la Unión. La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2012 incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2012 deberá especificar la memoria de cálculo de cada uno de los rubros de ingresos previstos en la misma, así como las proyecciones de estos ingresos para los próximos 5 años.

Artículo 30. Con la finalidad de transparentar el calendario mensual de ingresos que, en términos del artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, debe publicar la Secretaría de Hacienda y Crédito Público en el Diario Oficial de la Federación 15 días hábiles después de la publicación de esta Ley, dicha dependencia deberá entregar a la Comisión de Hacienda y Crédito Público de la Cámara de Diputados, así como al Centro de Estudios de las Finanzas Públicas de dicho órgano legislativo, la metodología y criterios adicionales que hubiese utilizado para dicha estimación, misma que deberá ser incluida en la citada publicación.

Transitorios

Primero. La presente Ley entrará en vigor el 1 de enero de 2011, sin perjuicio de lo previsto por el transitorio tercero.

Segundo. Se aprueban las modificaciones a la Tarifa de los Impuestos Generales de Importación y de Exportación efectuadas por el Ejecutivo Federal a las que se refiere el informe que, en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, ha rendido el propio Ejecutivo Federal al Congreso de la Unión en el año 2010.

Tercero. A partir del día siguiente al de la publicación de esta Ley no deberá aplicarse la reducción a que se refiere el párrafo décimo cuarto del artículo 1o. de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2010.

México, D.F., a 26 de octubre de 2010.- Dip. **Jorge Carlos Ramirez Marin**, Presidente.- Sen. **Manlio Fabio Beltrones Rivera**, Presidente.- Dip. **Maria de Jesus Aguirre Maldonado**, Secretaria.- Sen. **Adrián Rivera Pérez**, Secretario.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a nueve de noviembre



de dos mil diez.- **Felipe de Jesús Calderón Hinojosa**.- Rúbrica.- El Secretario de Gobernación, **José Francisco Blake Mora**.- Rúbrica.